Form 20-F
DOMAN INDUSTRIES LTD
filed 2003-06-30
CIK 918418

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM 20-F
--------------------------------------------------------------------------------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 or

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                 For the fiscal year ended December 31, 2002, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

         For the transition period from ______________ to ______________

                         Commission File No.: 033-74656
                            DOMAN INDUSTRIES LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

      3RD FLOOR, 435 TRUNK ROAD, DUNCAN, BRITISH COLUMBIA, V9L 2P9, CANADA
                                 (250) 748-3711
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICE)

       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: NONE

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: NONE

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

             U.S.$425,000,000 8 3/4% SENIOR NOTES DUE MARCH 15, 2004
           U.S.$125,000,000 9 1/4% SENIOR NOTES DUE NOVEMBER 15, 2007
           U.S.$ 160,000,000 12% SENIOR SECURED NOTES DUE JULY 1, 2004
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                        4,774,971 CLASS A COMMON SHARES;
                 37,706,012 CLASS B NON-VOTING SHARES, SERIES 2;
       1,281,526 CLASS A CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 4

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the SECURITIES EXCHANGE ACT OF 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [X] Item 18 [ ]

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

                                TABLE OF CONTENTS

PRELIMINARY INFORMATION                                        1
              Glossary of Certain Terms........................1
              Basis of Presentation............................4
              Forward Looking Statements.......................4
PART 1                                                         5
ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
              ADVISERS.........................................5
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........5
ITEM 3.       KEY INFORMATION..................................5
              A.  Selected Financial Data......................5
              B.  Capitalization and Indebtedness..............7
              C.  Reasons for the Offer and Use of Proceeds....7
              D.  Risk Factors.................................7
ITEM 4.       INFORMATION ON THE COMPANY......................11
              A.  History and Development of the Company......11
              B.  Business Overview...........................15
              C.  Organizational Structure....................29
              D.  Property, Plants and Equipment..............29
ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....32
              A.  Operating Results...........................32
              B.  Liquidity and Capital Resources.............37
              C.  Research and Development, Patents and
                  Licenses....................................37
              D.  Trend Information...........................38
              E.  Off-Balance Sheet Arrangements..............42
              F.  Tabular Disclosure of Contractual
                  Obligation..................................42
              G.  Safe Harbour................................42
ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......42
              A.  Directors and Senior Management.............42
              B.  Compensation................................43
              C.  Board Practices.............................48
              D.  Employees...................................51
              E.  Share Ownership.............................51
ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY
              TRANSACTIONS....................................52
              A.  Major Shareholders..........................52
              B.  Related Party Transactions..................53
              C.  Interests of Experts and Counsel............53
ITEM 8.       FINANCIAL INFORMATION...........................53
              A.  Consolidated Statements and Other Financial
                  Information.................................53
              B.  Significant Changes.........................54
ITEM 9.       THE OFFER AND LISTING...........................54
              A.  Offer and Listing Detail....................54
              B.  Plan of Distribution........................55
              C.  Markets.....................................55
              D.  Selling Shareholder.........................55
              E.  Dilution....................................55
              F.  Expenses of Issuer..........................55
ITEM 10.      ADDITIONAL INFORMATION..........................56
              A.  Share Capital...............................56
              B.  Articles and Bylaws.........................56
              C.  Material Contracts..........................57
              D.  Exchange Controls...........................58
              E.  Taxation....................................58
              F.  Dividends and Paying Agent..................59
              G.  Statement by Experts........................59
              H.  Documents on Display........................59
              I.  Subsidiary Information......................60
ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK.....................................60
              Interest Rate Risk..............................60
              Foreign Currency Exchange Rate Risk.............60
ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY
              SECURITIES......................................60
PART II                                                       60
ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND
              DELINQUENCIES...................................60
ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS.....................61
ITEM 15.      CONTROLS AND PROCEDURES.........................61
ITEM 16.      RESERVED........................................61
PART III                                                      61
ITEM 17.      FINANCIAL STATEMENTS............................61
ITEM 18.      FINANCIAL STATEMENTS............................91
ITEM 19.      EXHIBITS........................................91

                             PRELIMINARY INFORMATION

GLOSSARY OF CERTAIN TERMS

All references to "Company" or "Doman" means Doman Industries Limited and its subsidiaries unless the context of the sentence clearly suggests otherwise. Certain terms used in this annual report are defined below.


  "1994 Notes"..................................      The U.S.$425 million of
                                                      unsecured 8.75% Senior
                                                      Notes due March 15, 2004
                                                      issued by the Company and
                                                      guaranteed by
                                                      substantially all of its
                                                      subsidiaries, of which
                                                      U.S.$388 million are
                                                      outstanding.

  "1997 Notes"..................................      The U.S.$125 million of
                                                      unsecured 9.25% Senior
                                                      Notes due November 15,
                                                      2007 issued by the Company
                                                      and guaranteed by
                                                      substantially all of its
                                                      subsidiaries.

  "1999 Notes"..................................      The U.S.$160 million of
                                                      12% senior secured notes
                                                      due July 1, 2004 issued by
                                                      the Company and guaranteed
                                                      by substantially all of
                                                      its subsidiaries.

  "AAC".........................................      Allowable annual cut --
                                                      the volume of timber which
                                                      the holder of a tree farm
                                                      licence or forest licence
                                                      may harvest under the
                                                      licence in any given year
                                                      as determined by the
                                                      Ministry of Forests.

  "ADMT"........................................      Air dried metric tonne --
                                                      a metric tonne of pulp
                                                      with a moisture content of
                                                      10% or less.

  "annual cut"..................................      The volume of timber which
                                                      the holder of a timber
                                                      licence expects to harvest
                                                      annually from that timber
                                                      licence.

  "Board".......................................      The board of directors of
                                                      the Company.

  "board feet"..................................      The plural of board foot
                                                      and a board foot is one
                                                      square foot of lumber, one
                                                      inch (1") thick.

  "Brascan" ....................................      Brascan Financial Corporation.

  "CBCA"........................................      CANADA BUSINESS CORPORATIONS ACT, as amended.

  "CCAA"........................................      COMPANIES' CREDITORS ARRANGEMENT ACT (Canada), as amended.

  "CIT" ........................................      CIT Business Credit Canada Inc.

  "Class A Common Shares".......................      The Class A Common Shares of the Company.

  "Class A Preferred Shares, Series 4" .........      The Class A cumulative
                                                      redeemable preferred
                                                      shares, Series 4 in the
                                                      capital of the Company.

  "Code"........................................      The FOREST PRACTICES CODE OF BRITISH COLUMBIA ACT, as amended.

  "Court" ......................................      The Supreme Court of British Columbia.

  "dissolving sulphite pulp"....................      A specialty pulp
                                                      manufactured by an acid
                                                      cooking process and used
                                                      in the production of
                                                      garments, food products,
                                                      lacquers, disposable
                                                      diapers, cigarette filters
                                                      and quality paper
                                                      products.

  "Equity Shares"...............................      The Class A Common Shares and Non-Voting Shares.

  "fibre".......................................      The raw material used in
                                                      the production of lumber
                                                      and pulp consisting
                                                      primarily of logs and wood
                                                      chips.

  "Forest Act"..................................      The FOREST ACT (British Columbia), as amended.

  "forest licence" or "FL"......................      A licence granted by the
                                                      Ministry of Forests which
                                                      entitles the holder to cut
                                                      a specific volume of
                                                      timber on governments
                                                      lands.

  "Forest Investment Account" or "FIA"..........      A Provincial Government
                                                      mechanism for promoting
                                                      sustainable forest
                                                      management in British
                                                      Columbia through which the
                                                      Minister of Forests may
                                                      provide funding for
                                                      certain forest management
                                                      activities.

  "FOREST AND RANGE PRACTICES ACT" or "FRPA"....      THE FOREST AND RANGE PRACTICES ACT (British Columbia), as amended.

  "Forest Renewal B.C.".........................      A Provincial Government
                                                      program whose mandate was
                                                      to plan and implement a
                                                      program of expenditures in
                                                      order to renew the forest
                                                      economy of British
                                                      Columbia, enhance the
                                                      productive capacity and
                                                      environmental value of
                                                      forest lands, create jobs,
                                                      provide training for
                                                      forest workers and
                                                      strengthen communities.

  "hectare".....................................      An area equal to 2.47 acres.

  "hog fuel"....................................      Wood residue produced by a sawmill or a log merchandiser.

  "ITA".........................................      INCOME TAX ACT (Canada), as amended.

  "log merchandiser"............................      The Company's log
                                                      merchandiser located in
                                                      Nanaimo, British Columbia,
                                                      which extracts the lumber
                                                      portions of lower quality
                                                      logs and processes the
                                                      balance into wood chips.

  "mfbm"........................................      One thousand board feet
                                                      measure, being one
                                                      thousand square feet of
                                                      lumber one inch (1")
                                                      thick.

  "Ministry of Forests".........................      The Ministry of Forests of British Columbia.

  "mmfbm".......................................      One million board feet
                                                      measure, being one million
                                                      square feet of lumber inch
                                                      (1") thick.

  "NBSK pulp"...................................      Northern Bleached Softwood
                                                      Kraft pulp, a high quality
                                                      white chemical kraft pulp
                                                      produced from slow growing
                                                      northern softwood trees
                                                      and differentiated from
                                                      other grades of pulp by
                                                      its fibre length and
                                                      strength.

  "Non-Voting Shares"...........................      The Class B Non-Voting Shares, Series 2, of the Company.

  "Notes" ......................................      The 1994 Notes, the 1997 Notes and the 1999 Notes.

  "Noteholder Agreements" ......................      The Secured Note
                                                      Agreement, Unsecured 1994
                                                      Note Agreement and
                                                      Unsecured 1997 Note
                                                      Agreement.

  "Noteholder Group" ...........................      Those holders of the 1994
                                                      Notes and the 1997 Notes
                                                      represented by Brascan,
                                                      Merrill Lynch Investment
                                                      Managers LP and
                                                      Oppenheimer & Co.

  "Pacific Forest"..............................      Pacific Forest Products Limited.

  "Province"....................................      The Province of British Columbia.

  "Provincial Government".......................      The Provincial Government of British Columbia.

  "pulp segment"................................      The Company's pulp management, manufacturing and sales operations.

  "Secured Note Agreement"......................      The agreement between the
                                                      Company and substantially
                                                      all of its subsidiaries as
                                                      guarantors, and Norwest
                                                      Bank Minnesota, National
                                                      Association (subsequently
                                                      replaced by Wells Fargo
                                                      Bank Minnesota), as
                                                      trustee, dated as of June
                                                      18, 1999, constituting and
                                                      securing the 1999 Notes.

  "solid wood segment"..........................      The Company's sawmilling,
                                                      lumber remanufacturing,
                                                      lumber marketing, log
                                                      merchandiser and logging
                                                      operations.

  "SPF 2x4 lumber"..............................      2" x 4" kiln dried random
                                                      lengths of spruce, pine
                                                      and fir lumber, which is a
                                                      North American commodity
                                                      grade of standard and
                                                      better dimensional lumber.

  "sustained yield".............................      The yield that a forest
                                                      can produce continuously
                                                      (i.e. in perpetuity) at a
                                                      given intensity of
                                                      management without
                                                      impairment of the land's
                                                      productivity, with the
                                                      intent that there will be
                                                      a balance between timber
                                                      growth and harvesting on a
                                                      sustainable basis.

  "timber licence" or "TL"......................      A license granted by the
                                                      Ministry of Forests which
                                                      entitles the holder to
                                                      harvest the area over a
                                                      specified period.

  "timber supply areas" or "TSA"................      The areas of Provincial
                                                      Government timberland
                                                      which are not designated
                                                      as TFLs.

  "tonne".......................................      A metric tonne -- 1,000 kilograms or 2,204.6 pounds.

  "tree farm licence" or "TFL"..................      A licence granted by the
                                                      Ministry of Forests under
                                                      which the licensee
                                                      undertakes to manage an
                                                      area of timber and to
                                                      yield an annual harvest on
                                                      a sustained yield basis.

  "Tricap" .....................................      The Tricap Restructuring Fund.

  "UBS" ........................................      UBS Bunting  Warburg  Inc. and its  affiliate  UBS  Warburg,  the  financial advisor to the Company.

  "unit"........................................      Between 1,500 to 2,000 pounds of wood chips,  depending  upon the species of timber.

  "Unsecured 1994 Note Agreement" ..............      The agreement between the
                                                      Company and substantially
                                                      all of its subsidiaries as
                                                      guarantors, and the United
                                                      States Trust Company of
                                                      New York (subsequently
                                                      replaced by Bank of New
                                                      York), as trustee, dated
                                                      as of March 2, 1994
                                                      constituting the 1994
                                                      Notes.

  "Unsecured 1997 Note Agreement" ..............      The agreement between the
                                                      Company and substantially
                                                      all of its subsidiaries as
                                                      guarantors, and the United
                                                      States Trust Company of
                                                      New York (subsequently
                                                      replaced by Bank of New
                                                      York), as trustee, dated
                                                      as of November 13, 1997
                                                      constituting the 1997
                                                      Notes.

  "Unsecured Notes".............................      The 1994 Notes and 1997 Notes.

  "Unsecured Noteholders" ......................      Holders of the Unsecured Notes.

  "upper grade lumber"..........................      A grade of lumber which is substantially clear of knots.

  "wood chips"..................................      Small pieces of wood used
                                                      to make pulp. The wood
                                                      chips are produced either
                                                      from wood waste in a
                                                      sawmill or a log
                                                      merchandiser or from pulp
                                                      wood cut specifically for
                                                      this purpose. Wood chips
                                                      are generally uniform in
                                                      size and are larger and
                                                      coarser than sawdust.

  "Working Capital Facility" ...................      A secured revolving
                                                      operating loan facility of
                                                      up to Cdn$65,000,000 under
                                                      an agreement with CIT.

BASIS OF PRESENTATION

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

The information set forth in this report is as at June 20, 2003 unless an earlier or later date is indicated or otherwise required by the context.

FORWARD LOOKING STATEMENTS

     This report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

                                     PART 1

     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

     ITEM 3. KEY INFORMATION

     The Company is reorganizing its affairs under protection of the CCAA. For a discussion of the background to and status of the restructuring see "Item 4. Information on the Company - History and Development of the Company".

A.   SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In addition, information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP"). For a description of the differences between Canadian GAAP and U.S. GAAP, see note 18 of the Company's consolidated financial statements included elsewhere in this report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein or previously filed by the Company and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

     The following table is a summary of selected financial information concerning the Company for each of the last five years:

CANADIAN GAAP

                                                                           YEARS ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------------------------
                                                2002              2001               2000               1999              1998
                                           ---------------    --------------    ---------------    ---------------   ---------------
                                                               (thousands of dollars except per share amounts)
OPERATING RESULTS
  Sales...................................     $ 634,934           $769,977          $955,404           $873,636          $779,241
  Interest expense(1).....................        97,754            173,362           142,834             42,589           144,419
  Other income (expense)..................        (2,984)            14,399             3,787             (1,966)           (2,510)
  Net loss................................      (164,105)          (412,854)          (39,750)           (15,140)         (100,394)
FINANCIAL POSITION
  Working capital.....................           149,074            232,161           395,057            378,347           222,385
  Total assets........................           843,926            974,532         1,473,534          1,504,695         1,483,373
  Long-term debt......................         1,061,725          1,071,954         1,050,400          1,024,743           884,237
SHAREHOLDERS' EQUITY
  Preferred shareholders................          64,076             64,076            64,076             64,076            64,076
  Equity shareholders(2)................        (479,597)          (304,940)          107,914            137,099           152,234
  Net loss per Equity Share(3)(4).......
    Basic...............................           (3.97)            (9.82)             (1.04)             (0.45)            (2.45)
    Diluted.............................           (3.97)            (9.82)             (1.04)             (0.45)            (2.45)
DIVIDENDS PER EQUITY SHARE
Cash..................................                 --                --                 --                 --                --

------------------
(1) Including foreign exchange gains and losses on translation of long-term debt.
(2)  Before deferred dividends on Class A Preferred Shares, Series 4.
(3) Equity Shares means Class A Common Shares and Non-Voting Shares issued by the Company.
(4) After giving retroactive effect to stock dividends and after provision for dividends on Class A Preferred Shares, Series 4. Based on 42,480,983 Equity Shares.

U.S. GAAP

                                                                         YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------
                                                    2002            2001            2000           1999          1998
                                                --------------  -------------- --------------- ------------- --------------
                                                             (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
  Sales........................................       703,709    $    851,735    $ 1,001,956    $    935,373  $    829,631
  Operating earnings (loss)....................      (104,011)       (346,607)        81,739          26,048       (11,247)
  Interest expense(1)..........................        97,754         173,362        142,834          42,589       144,419
  Net loss.....................................      (205,559)       (418,808)       (39,443)        (15,140)     (100,394)
FINANCIAL POSITION
  Working capital..............................       149,074         232,161        395,057         378,347       222,385
  Total assets.................................       786,260         958,320      1,456,822       1,504,695     1,483,373
  Long-term debt...............................     1,061,725       1,071,954      1,050,400       1,024,743       884,237
SHAREHOLDERS' EQUITY (DEFICIENCY)
  Preferred shareholders.......................        64,076          64,076         64,076          64,076        64,076
  Equity shareholders(2).......................      (537,263)       (321,152)        97,656         137,094       152,234
  Net loss per Equity Share(3)(4)..............
    Basic......................................         (4.94)          (9.96)         (1.03)          (0.45)        (2.45)
    Diluted....................................         (4.94)          (9.96)         (1.03)          (0.45)        (2.45)
DIVIDENDS PER EQUITY SHARE(4)
    Cash.......................................           --              --              --             --            --

------------
(1) Including foreign exchange gains and losses on translation of long-term debt.
(2)  Before deferred dividends on Class A Preferred Shares, Series 4.
(3) Equity shares means Class A Common Shares and Non-Voting Shares issued by the Company.
(4) After giving retroactive effect to stock dividends and after provision for dividends on Class A Preferred Shares, Series 4. Based on 42,480,983 Equity Shares.

EXCHANGE RATES

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                                                                         YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------
                                                    2002            2001            2000           1999          1998
                                                --------------  -------------- --------------- ------------- --------------
  End of period ...............................      0.6339          0.6279         0.6666          0.6925        0.6504
  High for period .............................      0.6619          0.6697         0.6984          0.6925        0.7105
  Low for period ..............................      0.6143          0.6241         0.6397          0.6535        0.6341
  Average for period ..........................      0.6368          0.6457         0.6732          0.6744        0.6714

     The following table sets out the range of high and low exchange rates, based on the noon buying rate, for the conversion of Canadian dollars into U.S. dollars, for the following periods.

                                                                    LOW                 HIGH
                                                                -------------       -------------
2002
December...................................................        0.6339              0.6461

2003
January....................................................        0.6349              0.6570
February...................................................        0.6530              0.6720
March......................................................        0.6709              0.6822
April......................................................        0.6737              0.6975
May........................................................        0.7032              0.7437
June l to June 20..........................................        0.7263              0.7492

     On June 20, 2003, the noon buying rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was U.S.$0.7358 per Canadian dollar.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     The following factors, any of which could have a material adverse effect on the operations of the Company, should be carefully considered in evaluating the Company and its business.

     GOING CONCERN. The Company is reorganizing its affairs under protection of the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to an order issued by the Court under the CCAA. Under the terms of the Court order the Company is required to file a Plan with the Court setting out the terms of the restructuring. The Company submitted a draft Plan to the Court in March 2003. This draft Plan was not approved by the Court based upon objections to the form of the draft Plan raised by an ad hoc committee of the Company's secured noteholders. Further negotiations with representatives of certain unsecured noteholders are necessary before a revised draft Plan can be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised draft Plan before July. As of the date hereof, the Company expects that the revised draft Plan will continue to involve a substantial exchange of the Company's debt to equity and a reorganization of the share capital of the Company. For further information, see "Item 4. Information on the Company - History and Development of the Company" and the Company's consolidated financial statements under "Item
17. Financial Statements". The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent upon the Company's ability to emerge from CCAA proceedings and generate sufficient positive operating cash flow thereafter. The auditors' report on the Company's consolidated financial statements included in this annual report includes additional comments with respect to this issue. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS. In the event the Company emerges from CCAA, the Company's level of debt, although expected to be reduced, and the limitations imposed on it by its debt agreements and any replacement debt agreements could have important consequences, including the following:

         o the Company will have to use a significant portion of its cash flow from operations for debt service, rather than for the Company's operations;

         o the Company may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes;

         o the Company could remain vulnerable to economic downturns and less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

         o the Company's less leveraged competitors could have a competitive advantage.

     The Company's ability to pay the principal of, and interest on the Company's debt obligations will depend on its future performance. To a significant extent, the Company's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond the Company's control. No assurance can be given that the Company's business will generate cash flow from operations sufficient to pay the Company's indebtedness, fund the Company's other liquidity needs or permit the Company to refinance its indebtedness. The Company can provide no assurance that it can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

     UNCERTAINTY AS TO SUCCESS OF COMPANY'S ACTIVITIES. The Company has implemented a number of initiatives to operate more efficiently in the future. However, the Company's strategies, including production curtailments, may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than expected. In addition, the Company may not be able to successfully implement its strategies and may be required to refine, expand or extend such strategies. Furthermore, production curtailments may impair the Company's ability to realize current or future business objectives. Lastly, costs actually incurred in connection with these initiatives may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, such initiatives may not result in the Company's return to profitability.

     VARIABLE OPERATING RESULTS AND PRODUCT PRICING. The Company's financial performance is principally dependent on the prices the Company receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. No assurance can be given as to the timing and extent of any price improvements. The Company's financial performance is also dependent on the rate at which the Company utilizes its production capacity. When capacity utilization is reduced in response to weak demand for the Company's products, the Company's cost per unit of production increases, and the Company's profitability decreases.

     The markets for the Company's products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

         o    additions to industry capacity;

         o    increased industry production;

         o periods of insufficient demand due to weak general economic activity or other causes; and

         o    inventory destocking by customers.

     Demand for the Company's products is influenced to a significant degree by the global level of economic activity. Additionally, even though the Company's costs may increase, the Company's customers may not accept price increases for the Company's products. The Company is not able to predict with certainty market conditions and prices for the Company's products. The Company's future financial condition and results of operations will depend primarily upon the prices the Company receives for lumber and pulp, and a deterioration in prices of or demand for the Company's products could have a material adverse effect on the Company's financial condition, results of operations and ability to satisfy the Company's debt obligations.

     INTERNATIONAL BUSINESS. In general, the Company's sales are subject to the risks of international business, including:

         o    fluctuations in foreign currencies;

         o changes in the economic strength of the countries in which the Company does business;

         o    trade disputes;

         o    changes in regulatory requirements;

         o    tariffs and other barriers; and

         o quotas, duties, taxes and other charges or restrictions upon exportation.

     The Company's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S., Japan with its sensitivity to interest rates, and the strength of world markets for dissolving sulphite and NBSK pulp can all have a significant effect on the operations and results of the Company.

     DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES. Approximately 90% of all timberlands in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. The FOREST ACT empowers the Ministry of Forests to grant timber tenures, including tree farm licences, forest licences and timber licences, to producers. Under the terms of such licences, the amount of commercial forest land available to the forest industry in British Columbia is periodically assessed by the Ministry of Forests. Such assessments have in the past resulted and may in the future result in reductions of the AAC of British Columbia forest companies, including that of the Company. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

     In March and again in May, 2003, the Government of British Columbia introduced legislation to effect the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas, among others (1) market pricing - for stumpage purposes (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities (3) auction-based pricing system - the awarding of timber-sale licenses using a competitive auction-based pricing system (4) cut control - the requirement for minimum cut volumes during control periods (5) industry rationalization through transfers of forest tenures, mergers and changes of control of licencees.

     The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licencees, including the Company, having crown cutting rights in excess of 200,000 m3 per year. About half of this AAC will then be redistributed for woodlots, community forests and First Nations. The other half will be sold at auction, as one of the primary stated objectives of this take-back is to increase the volume of wood available for auction sales in order to replace the current stumpage system with a market based timber pricing system. Compensation is to be paid for the tenure reductions, based on the value of the harvesting rights and improvements. However, the basis of valuation is to be set by regulation. The legislation provides for a period of up to three years for the tenure reductions to be negotiated and in the meantime harvesting is to continue as normal. Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the impact on stumpage rates of the new auction based stumpage system. See also "Item 4. Information on the Company - Business Overview - Recent Legislative Amendments".

     SOFTWOOD LUMBER DISPUTE. Recently, the U.S. International Trade Commission ("USITC") determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the U.S. Department of Commerce ("USDOC") issued countervailing and anti-dumping orders which took effect on May 22, 2002. These duties will reduce profit margins and may lead to downtime and mill closures especially during market downturns. This will have a material adverse impact on the Company and its operations. See "Item 4. Information on the Company -- Business Overview -- Softwood Lumber Dispute".

     GLOBAL COMPETITION. The markets for the Company's products are highly competitive on a global basis, with a number of major companies competing in each market. Many of the Company's competitors have substantially greater financial resources and less debt than the Company does. Some of the Company's competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. While the principal basis for competition is price, the Company also competes to a lesser extent on the basis of quality and customer service.

     RISKS OF EXCHANGE RATE FLUCTUATIONS. Approximately 77% of the Company's sales in 2002 were made in U.S. dollars, while most of the Company's operating costs and expenses are incurred in Canadian dollars. The Company's results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     ENVIRONMENTAL REGULATION. The Company is subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on the Company regarding, among other things:

         o    air emissions;

         o    water discharges;

         o    use and handling of hazardous materials;

         o    use, handling and disposal of waste; and

         o    remediation of environmental contamination.

     The Company may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, the Company may discover currently unknown environmental problems or conditions. Any such event could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     With respect to the pulp and paper industry, both the federal government and Provincial Government generally acknowledge that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The federal government is identifying "Criteria Air Contaminants" for which limits will be established. Included in the criteria air contaminants are, sulphur dioxide and particulate matter less than 10 microns and less than 2.5 microns. In addition, the federal government's primary initiative with respect to air quality improvement is greenhouse gas reduction (Kyoto Protocol). The Company cannot assess the costs of complying with these requirements at this time. See "Item 4. Information on the Company -- Business Overview -- Environment".

     FIRST NATIONS LAND CLAIMS. First Nations groups in British Columbia have made claims of ownership or interests in substantial portions of land in the province including areas where the Company's timber tenures and operations are situated. First Nations groups are seeking compensation from governments with respect to these claims. The effect of these claims on timber tenure rights, including the Company's timber tenures, cannot be estimated at this time. See "Item 4. Information on the Company -- Business Overview -- First Nations Issues."

     EMPLOYEES AND LABOUR RELATIONS. The majority of the Company's hourly paid employees at the Company's manufacturing facilities are unionized. The Company's inability to negotiate an acceptable contract with any of the Company's unions upon expiration of an existing contract could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, the Company could experience a significant disruption of the Company's operations or higher ongoing labour costs, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     INABILITY TO ENFORCE CERTAIN CIVIL LIABILITIES. The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be affected adversely by the fact that:

         o    the Company is organized under the laws of Canada;

         o almost all of the Company's officers and directors are residents of Canada; and

         o all or a substantial portion of the Company's assets and the Company's officers and directors maybe located outside the U.S.

     As a result, it may be difficult or impossible to effect service of process upon the Company or the Company's officers or directors from within the U.S. It may also be difficult to realize against the Company in the U.S., upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada (1) may not enforce judgments of U.S. courts obtained in actions against the Company or the Company's officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws and (2) may not enforce, in original actions, liabilities against the Company or the Company's officers or directors predicated upon such laws.

     ENFORCING UNITED STATES BANKRUPTCY AND OTHER LAWS IN CANADA. The Company is organized under the laws of Canada and the Company's principal operating assets are located outside of the U.S. Under bankruptcy laws in the U.S., courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the U.S. may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the U.S. Any orders or judgments of a bankruptcy court in the U.S. may not be enforceable.

     CYCLICAL NATURE OF BUSINESS; COMPETITIVE POSITION. The Company competes at both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and international. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

     The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2002 and 2001 sales, respectively:

                                                                                       YEARS ENDED
                                                                                       DECEMBER 31,
                                                                            -----------------------------------
                                                                                2002                 2001
                                                                            -------------       ---------------
                                                                                  (THOUSANDS OF DOLLARS
                                                                                EXCEPT PER SHARE AMOUNTS)
           Pulp - $50 per ADMT change
             EBITDA                                                            $  13,082          $  15,048
             Net earnings                                                          8,422              9,237
             Per share                                                              0.20               0.22

           Lumber - $10 per thousand board feet change
             EBITDA                                                            $   5,909          $   6,735
             Net earnings                                                          3,804              4,134
             Per share                                                              0.09               0.09


     SIGNIFICANT SHAREHOLDER. Harbanse S. Doman, the Company's Chairman, controls approximately 71.5% of the Company's Class A Common Shares. Accordingly, Mr. Doman could effectively prevent or cause a change of control in the Company's ownership.

     ITEM 4.INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the COMPANY ACT (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the CBCA on June 12, 2002.

     The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and as the date hereof its registered office is located at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

     The Company's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Company and two other British Columbia forest products companies formed Western Forest Products Limited ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Company increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Company completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Company acquired certain assets from Pacific Forest, including three sawmills, timber tenures having an AAC of approximately 1.7 million cubic metres and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs.

RECENT DEVELOPMENTS AND RESTRUCTURING EFFORTS

MARKET CONDITIONS AND FINANCIAL SITUATION LEADING TO CCAA PROCEEDINGS

     The Company is a major integrated forest products company that competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. The markets for lumber and pulp are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy also have a significant impact on the Company's selling prices and overall profitability.

     The Company's competitive position is also influenced by a number of other factors including:

         o    provincial restrictions on timber harvesting and fibre supply;

         o    provincial stumpage rates;

         o    compliance with the Code; and

         o the softwood lumber trade dispute between Canada and the United States.

     Over the past decade, the British Columbia coastal timber harvest has declined as a result of the establishment of new parks and protected areas, declining harvest of timber on private lands and on non-sustainable timber licences, and AAC reductions to conform harvest levels to long-term sustainable yields. The Company is also burdened by the industry-wide effects of high operating costs and stumpage rates.

     In 1995, the Provincial Government introduced the Code which governs every facet of the Company's forest management activities. The Code has had a significant impact on harvesting practices as the size of cut blocks has been reduced, road construction per cubic metre of fibre harvested has increased and harvesting methods have been restricted in particularly sensitive areas to minimize adverse environmental effects.

     On March 31, 2001, the 1996 Softwood Lumber Agreement (the "SLA"), which instituted a tariff regulated quota system to restrict softwood lumber exports from Canada to the United States, expired. Commencing May 22, 2002, following investigations by the USDOC and the USITC, countervailing and anti-dumping duties, payable in cash, were imposed on companies shipping softwood lumber to the U.S. For the Company the combined duties total 27.22%. Because the Company sells over 60% of its lumber into the U.S. market and because its sales include high value cedar and other non-commodity grade lumber, the impact of these duties is immense. (The cost in 2002 from May 22 to the year end was approximately $22.3 million.)

     Although the Canadian government and Canadian lumber companies affected by such duties have initiated a challenge to such duties under the provisions of the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization ("WTO"), the Company is unable to predict the results of such challenges, or if and when the outstanding softwood lumber trade issues will be settled or interim measures adopted or the terms thereof. Accordingly, the Company is of the view that such duties have, and will continue to have, a material adverse impact on the ability of the Company to market its softwood lumber in the United States and consequently on the Company's profitability, particularly given the current uncertainty of the Company being able to sell such lumber in other markets. The uncertainty created by the on-going softwood lumber dispute has resulted in major disruptions to the Company's lumber and logging operations.

     The Company is of the view that certain actions by the Province have resulted in significant financial harm to the Company. As a result, in recent years the Company has initiated five lawsuits against the Province seeking compensation for such financial harm. These lawsuits relate to the elimination of timber license royalties in favour of stumpage fees, claims under alleged agreements to acquire timber tenures from the Company and under an alleged agreement to provide fibre supply, the administration of the stumpage system and the impact of the assistance package provided to the Skeena Cellulose pulp mill by the Province.

     The Company has also initiated two claims under NAFTA arising out of the softwood lumber dispute. Although the damages which could be awarded under both the British Columbia and NAFTA claims are potentially significant, all of these lawsuits are being vigorously defended, and it is not possible to estimate the timing or amount of any potential recovery under them.

     The Company's financial results have been negatively impacted by the factors described above, reduced demand for both its pulp and lumber arising from poor economic conditions in Asia since 1997 and weak pulp prices. Sales have declined significantly over the past few years as have cash flows. The Company posted a loss of $412.9 million for the year ended December 31, 2001 and $164.1 million for the year ended December 31, 2002.

     The Company's assets consist primarily of cash and cash equivalents, accounts receivable, inventory consisting of logs, lumber and pulp, interest in timber tenures and timber supply rights, and property and equipment consisting of buildings, equipment and land. Prior to November 7, 2002, the book value of the Company's tangible assets was and continues to be as of the date hereof, significantly less than the Company's liabilities of approximately $1.2 billion. The Company's liabilities consist primarily of the indebtedness under its outstanding Notes and Working Capital Facility and accounts payable.

     The Company issued the 1994 Notes in March 1994. Interest accrues on the outstanding 1994 Notes at 8.75% per annum and is payable from time to time in accordance with the Unsecured 1994 Note Agreement. The 1994 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1994 Note Agreement. The US$388 million of 1994 Notes outstanding, as of the date hereof, matures on March 15, 2004 unless there is a default under the Unsecured 1994 Note Agreement prior to that date, in which event the repayment of the 1994 Notes may be accelerated. The Unsecured 1994 Note Agreement contains cross default provisions in respect of other indebtedness of the Company.

     The Company issued the 1997 Notes in November 1997. Interest accrues on the outstanding 1997 Notes at 9.25% per annum and is payable from time to time in accordance with the Unsecured 1997 Note Agreement. The 1997 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1997 Note Agreement. The US$125 million of 1997 Notes outstanding, as of the date hereof, matures on November 15, 2007 unless there is a default under the Unsecured 1997 Note Agreement prior to that date, in which event the repayment of the 1997 Notes may be accelerated. The Unsecured 1997 Note Agreement contains cross default provisions in respect of other indebtedness of the Company.

     The Company issued the 1999 Notes in June 1999. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. Interest accrues on the outstanding 1999 Notes at 12% per annum and is payable from time to time in accordance with the Secured Note Agreement. The 1999 Notes have no principal payments or sinking fund requirements until they mature under the Secured Note Agreement. The US$160 million of 1999 Notes outstanding, as of the date hereof, matures on July 1, 2004 unless there is a default under the Secured Note Agreement prior to that date, in which event the repayment of the 1999 Notes may be accelerated. It is an event of default under the Secured Note Agreement if the Company makes a payment default in respect of its indebtedness governed by the Unsecured 1994 Note Agreement or the Unsecured 1997 Note Agreement. The 1999 Notes are secured by a first priority lien on a portion of the Company's timber tenures, eight of its sawmills, its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables and inventories. Borrowing on security of receivables and inventory is limited to $65 million. The Secured Noteholders are, collectively, the Company's largest secured creditor.

     In March 2002, the Company established the Working Capital Facility, a secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory. The repayment of the outstanding balance of the Working Capital Facility and interest thereon is secured by a registered fixed charge on the Company's receivables and inventory.

     In addition, prior to November 7, 2002, the Company had over 1,000 unsecured creditors (exclusive of its Unsecured Noteholders) and accounts payable and accrued liabilities of approximately $137 million in the aggregate, although only a much smaller percentage of this amount is currently due and owing.

     The Noteholder Agreements all contemplate periodic interest payments prior to maturity in significant amounts. Until November 7, 2002, the Company had been making all such payments either when due, or within the 30 day grace period available thereunder. However the pressures imposed on the Company's cash requirements as a result of the circumstances described above made it uncertain that the Company would have the financial capability of making future payments as they became due. In any event, the Company believes it would not be able to repay the 1994 Notes when due in March of 2004. Any default under any of the Noteholder Agreements would mean that all monies due and owing by the Company under the terms of the Noteholder Agreements will become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Company under the Secured Note Agreement would become enforceable. In those circumstances, the Company would be unable to refinance that indebtedness and a forced liquidation of the Company's assets would be the inevitable result.

RESTRUCTURING EFFORTS

     In light of the circumstances described above, the Company changed its business plan, including the cessation of all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. From January 1, 2001 through December 31, 2002 the Company sold in excess $23 million of non-core assets in order to raise additional funds for its operations.

     In addition, since the end of December 31, 2001, the Company expended considerable effort in exploring potential financial or strategic solutions to its financial difficulties. On February 7, 2002, the Company retained UBS as its exclusive financial advisor with respect to the provision of financial market related advisory services in connection with the design, formulation and execution of transactions involving the restructuring or recapitalization of the Company's liabilities and assisting the Company in soliciting tenders and consents in connection with any restructuring transaction.

     In view of the level at which the Class A Common Shares, Non-Voting Shares and Notes were trading, the Company concluded that it would be unable to raise additional financing to address its potential working capital shortfall through the public markets outside of reorganization proceedings. Additionally, the Company was limited by the terms of the Noteholder Agreements from borrowing additional funds. The Company, with the assistance of UBS, reviewed potential refinancing options but was unable to source further capital, and the Company concluded that it needed to complete a successful restructuring of its indebtedness in order to access external sources of funding.

     With the assistance of UBS, the Company entered into discussions with the Noteholders Group through Brascan, the adviser to Tricap (one of the members of the Noteholders Group), to explore potential restructuring options. In connection therewith, the Board appointed a special committee of the Board made up of S.D.B. Smith (Chair), J. Brouwer, J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including the potential debt restructuring. After extensive review, analysis and discussions, including reorganization negotiations with the Noteholder Group, the Company announced on November 7, 2002, that it had reached agreement in principle with the majority of the Company's Unsecured Noteholders on the terms of a proposed plan to consensually restructure the Company's financial affairs under the CCAA. The proposed plan was designed to keep Doman intact and establish a capital structure that would position the Company as a strong long-term competitor in the British Columbia coastal forest products industry.

     The terms of the proposed plan contemplated a substantial exchange of debt to equity by the Unsecured Noteholders whereby Unsecured Noteholders would receive for each US$100 face value of Unsecured Notes:

          o US$22 face value in the form of new 12 per cent junior secured notes due 2007 (or US$113 million in aggregate) in exchange for the US$513 million existing notes; and

          o a pro rata share of the new common shares allocated to Unsecured Noteholders, which, in aggregate, would represent 85 per cent of the new common shares of the restructured company.

     Under the terms of the proposed plan, the holders of the Class A Common Shares and the Non-Voting Shares would be treated equally. Their shares would be exchanged for shares representing in the aggregate 7.5 per cent of the new common shares of the restructured company. The Class A Preferred Shares, Series 4 would be exchanged for new common shares representing, in aggregate, 7.5 per cent of the new common shares. There would be only one class of common shares in the restructured Company and each share would be entitled to one vote.

     Under the terms of the proposed plan, all employees and creditors with claims under Cdn$10,000, and in most cases creditors with larger claims (including sub-contractors and suppliers of goods and services), were expected to be paid in full and other unsecured creditors were expected to be treated in the same way as Unsecured Noteholders. The 1999 Notes and the Working Capital Facility would be unaffected.

     Further, the proposed plan contemplated that as the last step in the implementation of the plan, the Company would carry out a rights offering to shareholders of the restructured company of US$65 million 8 per cent convertible secured debentures due 2007 and in connection therewith Tricap committed to take up a minimum of US$32.5 million thereby guaranteeing a minimum amount of new liquidity for the restructured Company. The proposed plan also contemplated that the board of directors would be replaced by a new board of directors consisting of six nominees of the Noteholders Group, one nominee of the existing shareholders of the Company and one nominee being the Chief Executive Officer of the Company.

CCAA PROCEEDINGS

     As part of the terms agreed to with the Noteholder Group, the Company filed for protection under the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to a Court order (the "Initial Order") under the CCAA. The effect of the Initial Order was to stay the current obligations of the Company and its subsidiaries until a plan of compromise or arrangement (the "Plan") under the CCAA could be approved and implemented. On December 6, 2002, the Initial Order was confirmed by the Court and on February 21, 2003, the Court granted a claims process order, which, among other things, directed the Company to distribute Proofs of Claim to its creditors, set the procedure for creditors to file Proofs of Claim and continued the general stay of proceedings against all creditors until April 30, 2003. The Company then applied to the Court for an order to authorize the Company to file a Plan, to direct the dissemination of the Plan and an information package to affected creditors under the Plan and to direct that meetings of affected creditors be convened in April 2003 for approving the Plan. The draft Plan (the "Draft Plan") submitted to the Court in connection with that application was based in substance on the terms agreed to with the majority of Unsecured Noteholders with the exception that the Draft Plan contemplated that claims of all general creditors would be satisfied in full subject to a cap of $23,500,000. The Draft Plan was not approved by the Court based upon objections to the form of the Draft Plan raised by an ad hoc committee of holders of the 1999 Notes. The Company intends to revise the Draft Plan based on the Court's direction.

     The general stay of proceedings against creditors has been continued by the Court until July 23, 2003. The Company sought the extension on the basis that further negotiations with the Noteholder Group are necessary before a revised Draft Plan can be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised Draft Plan before July. Implementation of a revised Draft Plan is, in any event, dependent on the new forest legislation, recently enacted by the Provincial Government, becoming effective. (See "Item 4. Information on the Company - Business Overview - Recent Legislative Amendments".) The timing of this is uncertain but officials in the Ministry of Forests have indicated that the regulations under the new statutes are expected to be promulgated prior to the end of August, following which the new legislative scheme will become fully effective.

     As of the date hereof, the Company expects that the revised Draft Plan will continue to involve a substantial exchange of the Company's debt to equity, a reorganization of the share capital of the Company and an increase in the working capital available to the Company, as contemplated by the terms of the proposed Plan agreed to initially with the Noteholder Group. The ability of the Company to continue as a going concern is primarily dependent upon the Company's ability to emerge from CCAA.

CAPITAL EXPENDITURES

     The Company's capital expenditures in 2002 totalled $29.6 million, all of which was expended in the solid wood segment. Approximately $27.6 million of the solid wood capital expenditures was for logging roads, timber development and logging equipment.

     The following table summarizes the capital expenditures of the Company's two business segments for each of the last five years:

                                                                               YEARS ENDED DECEMBER 31,
                                FIVE YEARS ENDED      -----------------------------------------------------------------------
                               DECEMBER 31, 2002          2002           2001           2000           1999           1998
                              --------------------    -----------    -----------    -----------    -----------    -----------
                                                                                (millions of dollars)
Solid wood segment.........           $190.0              $29.8           $42.9          $33.9          $33.3          $50.1
Pulp segment...............             30.3               (0.2)            0.7            8.4            1.9           19.5
                                    ---------         -----------    -----------    -----------    -----------    -----------
                                      $220.3              $29.6           $43.6          $42.3          $35.2          $69.6
                                    =========         ===========    ===========    ===========    ===========    ===========

     See "Item 5. Operating and Financial Review and Prospects" and "Item 17. Financial Statements" for further discussions of principal capital expenditures.

B.   BUSINESS OVERVIEW

COMPANY PROFILE

     The Company is a major integrated forest products company in British Columbia operating in the solid wood and pulp businesses. Solid wood is the Company's primary business and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. The Company's pulp operations consist of producing and marketing NBSK pulp and dissolving sulphite pulp. All of the Company's operations are located in the coastal region of British Columbia and its products are sold in approximately 30 countries worldwide.

     The Company started the year with an allowable annual timber harvest of approximately 4.1 million cubic metres from its forest tenures and private lands. Reductions made under Part 13 of the FOREST ACT to account for land use processes in the Central Coast, temporarily reduced this total to approximately
3.9 million cubic metres for 2003. The perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party was not affected by this temporary reduction.

     Harvest operations continued to be conducted on government owned timberlands, in accordance with the terms and conditions of the Company's three tree farm licences, seven forest licences, timber licences and private lands external to these tenures.

     As of the date hereof, the Company's manufacturing plants consist of:

          o six sawmills with a total annual production capacity of approximately 1.1 billion board feet of lumber and 700,000 units of wood chips;

          o two pulp mills with a total annual production capacity of approximately 435,000 ADMT of pulp;

          o a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

          o    a log merchandiser.

     The Company owns nine sawmills. However, during 2002 it initiated a sawmill rationalization program to reduce the number of operating mills from nine down to six, which allows the Company to benefit from economies of scale and cease production at less efficient mills.

STRATEGY

     The Company's strategy is to obtain the maximum value for its timber resources by producing premium products and by fully utilizing its harvested timber in an integrated forest products operation. The Company's sawmills process high quality logs, including western red cedar, into primarily long length, wide width and upper grade lumber and, to a lesser degree, commodity grades of lumber. As a result of its strategy, the Company focuses on producing finished specialty products, such as lumber with various sizes and end uses, and western red cedar, instead of commodity items such as SPF 2x4 lumber. Lower quality logs are first processed by the Company's log merchandiser in order to extract the lumber quality portion of the logs for processing at the Company's sawmills. The residual portion of such logs, smaller or defective logs not suitable for the production of lumber and wood chips are used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at the Company's Squamish NBSK pulp mill and sold to other pulp mills as an energy resource. The Company's value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as moldings, frames and panelling. The Company believes that the efficient utilization of its timber resources is essential, given the decline in the supply of high quality timber resulting from increasing environmental and conservation restrictions.

INDUSTRY

     British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 73 million cubic metres over the last ten years. British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

     The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested. The timber used to produce upper grade softwood lumber grows primarily in the coastal climates of British Columbia, the U.S. Pacific Northwest and Alaska.

RECENT LEGISLATIVE AMENDMENTS

     In March and again in May, 2003 the Provincial Government introduced legislation to effect the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas among others:

          o A mandatory 20% reduction of AAC attributable to public lands in respect of TFLs and FLs and 20% reduction of the unreverted area in respect of TLs;

          o    Market pricing for stumpage purposes;

          o A new model of forest management ("defined forest area management") under which major licencees will be responsible for forest management activities to standards set by the government;

          o The removal of the requirement to link fibre supply under harvesting licences to specific conversion facilities (known as "appurtenancy");

          o A new auction-based pricing system based on competitively awarded timber-sale licenses, designed to be more market-sensitive;

          o    New penalties to prevent collusion in timber and log markets;

          o    Minimum cut requirements during cut control periods; and

          o    Transfers of forest tenures and changes of control of licensees.

     The reforms to date are contained in five statutes (the "Forest Revitalization Amendments"), namely Forests Statutes Amendment Act 2003, c.32 Forest Revitalization Act 2003, c.17, Forest (Revitalization) Amendment Act 2003, c.30, Bill 44 - 2003 FORESTS STATUTES AMENDMENT ACT (No.2) and FOREST REVITALIZATION AMENDMENT ACT (No. 2) 2003, c.31.

     Detailed regulations and orders respecting the implementation of the new legislation are expected to be developed and to become effective prior to the end of August. See "Item 4. "Information on The Company - Business Overview - Forest Resources -Other Forest Policy Initiatives".

FOREST RESOURCES

TIMBER TENURES

     More than 90% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to the FOREST ACT and the Code and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Timber tenures granted to the Company are comprised of tree farm licences, forest licences and timber licences. The Company undertakes to manage the forest lands to which its timber tenures relate to produce an annual harvest in accordance with the terms of its TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

     A TFL is an area-based timber tenure granted for a term of 25 years that is replaceable every five years for a further 25 year term, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. Over 74% of the Company's AAC is derived from its three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6 and 19 were replaced in 2000 and 2001, respectively, for 25 year terms. TFL No. 25 was replaced in 1999 for a 25 year term. The Forest Revitalization Amendments provide for the Company to surrender 20% of its AAC derived from these TFLs as a group to the Provincial Government during the next three years in return for compensation according to criteria to be prescribed by the Provincial Government. The Forest Revitalization Amendments provide for the Company to surrender 20% of its AAC derived from the Crown land portion of the TFLs and contain new provisions relating to the issuance of replaceable TFLs.

     Other areas of Provincial Government timberlands which are not designated as TFLs are organized into timber supply areas. FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs have a term of 15 years and are generally replaceable every five years for a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. The Company has seven FLs, two of which are located in the Mid Coast TSA, and the remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs. All of the Company's FLs were replaced in 1998 for 15 year terms.

     The Provincial Government was due to begin to offer the Company replacement forest licences under the "evergreen" terms of the licence agreements in early 2003 but these offers were delayed due to concerns with adequate consultation with First Nations. The Ministry indicated that offers would be forthcoming once adequate consultation had been conducted with potentially affected First Nations. The Forest Revitalization Amendments contain new provisions relating to the terms and conditions of replacement forest licences.

     The Company also holds and harvests timber from 144 TLs, covering an area of approximately 86,000 hectares, of which 18 TLs are situated outside of its TFLs and 126 are situated within its TFLs. TLs are area-based tenures which permit the licensee to harvest the area over a specified period. The Company's TLs contain more than 24 million cubic metres of mature timber. TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at the discretion of the Company. The terms of the Company's TLs within its TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of the Company's TFLs expire at varying dates ranging from 2005 to 2016. A renewal request for a TL whose term expired in 2001 is still under consideration by the Ministry of Forests. A 1998 study of the Company's TLs situated outside of its TFLs indicated a feasible harvest schedule of approximately 100,000 cubic metres annually over the next 20 years. In 2002 approximately 15% of the Company's annual harvest was from TLs found inside and outside of TFLs.

     The FOREST REVITALIZATION ACT, which came into effect on March 31, 2003, requires that the Company surrender 20% of the AAC attributable to Crown land within TFLs, 20% of the AAC attributable to FLs and 20% of the unreverted area found within TLs found outside of TFLs. This surrender must occur within three years of the Act being proclaimed. The Provincial Government has indicated that 50% of the AAC re-acquired will be directed to public auction pursuant to the B.C. Timber Sale Program while the balance will be available for First Nations initiatives and Community Forest or Woodlot Licences. This AAC reduction will be compensated for according to prescribed criteria to be contained in the regulations which are not yet available. Disputes regarding the amount of compensation will be resolved by arbitration.

TIMBER HARVEST

     The AAC for TFLs and FLs is determined by the Chief Forester of the Province and reflects timber conditions, regional and local economic and social interests, and environmental considerations. Currently the actual cut from a TFL or FL for any given year may vary up to 50% above or below the designated AAC for that timber tenure as long as the annual average cut over a specified five year cut control period is within 10% of the total designated AAC for that period. At the end of a five year cut control period any amount harvested in excess of 100% is charged to the subsequent five year period. A financial penalty is applied by government if the harvest is in excess of 110%. A permanent AAC reduction may be implemented if the harvest level at the end of a five year period is less than 90%. Relief from AAC reductions may be granted if an undercut has resulted from circumstances beyond the control of the licence holder. Undercuts in a five year cut control period may also be carried forward into the new five year period under some circumstances.

     The Forest Revitalization Amendments will result in changes to this cut control regime. While the harvest rate over a five year period will continue to be capped at 110% of AAC, there will be no annual harvest cap, and minimum harvest requirements on both an annual and five year basis will be dropped. However, the tenure holder will lose the ability to request that the undercut from a five year period be added to the subsequent cut control period.

     Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. In 2002 a modest reduction was made to the AAC of the Company's single forest licence found within the Kingcome TSA. New determinations will be provided for other tenures between December 2003 and December 2006.

     Under the FOREST ACT, the Minister of Forests could cancel timber tenures without compensation if direct or indirect control of a corporation holding such tenures changed or the tenures were transferred without prior written consent. If the Minister of Forests consented to a change of control of a corporation or a transfer of tenures, the AAC of the government portion of the tenures was reduced by 5%, without compensation and conditions and requirements could potentially be imposed as a condition of the consent. The Minister was able to reinstate the 5% reduction under certain conditions.

     The Forest Revitalization Amendments will simplify the transfer or subdivision of tenures. Transfers will be subject to advance notice, settlement of monies payable to the Crown and a single test that "the disposition will not unduly restrict competition in the standing timber markets, log markets or chip markets". Consolidations and subdivisions of tenures will be subject to a test that they not "compromise forest management". The mandatory surrender of 5% of AAC is to be eliminated. Similar provisions apply to the change of control of licenses.

     The Provincial Government met its announced goal of protecting through the establishment of parks 12% of the land area of the Province from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2002. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's") namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2003 and 2004.

     Through 2002 the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Joint Solutions Project. The latter sub-process has provided a mediated forum for communication and understanding between licencees, contractors and various environmental non-governmental organizations ("ENGO's") with interests in the Central Coast. A government extension of the LRMP timeline resulted in the provincial Chief Forester making a temporary AAC reduction of approximately 235,000 m3 to two of the three Company tenures in the planning area.

     During 2001, the Company commenced a legal action against the Province for breaching its contractual obligations to purchase two of the Company's timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreement.

FIBRE SUPPLY

     The Company's fibre requirements are met with logs harvested from its timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. The Company's log trading department is responsible for ensuring an adequate supply of suitable logs for the Company's plants. It engages in log trading activities to correct imbalances in the supply and demand in size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, the Company maintains an active reforestation program and manages approximately 1,050,000 hectares of productive timberlands of which 565,000 hectares are operable. The Company's annual timber harvest from these timberlands, on a sustained yield basis at the start of 2002 was approximately 4.1 million cubic metres. As noted above, the annual timber harvest has been temporarily reduced to approximately
3.9 million cubic metres for 2003.

     All of the Company's timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to the Company under its TFLs and to a lesser extent under its FLs and TLs. In addition, some logging takes place on private lands. The timber covered by the Company's timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. These stands are particularly valuable as the substantial size of the trees allows the Company to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, moldings and siding.

     The long-term species distribution of the Company's timber resources is approximately 60% hemlock and balsam, 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2002 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

     The Company's available cut, including the AAC of the Company's TFLs and FLs, log supply and log usage for each of the last two years are set out in the following table:

                                                               ACTUAL CUT(1)                      AVAILABLE CUT(2)
                                                        YEARS ENDED DECEMBER 31ST               AS AT DECEMBER 31ST
                                                      -----------------------------------------------------------------
                                                                        (THOUSANDS OF CUBIC METRES)
                                                         2002               2001                2002           2001
                                                         ----               ----                ----           ----
TFLs.............................................       2,640              2,360               2,917          2,985
FLs..............................................         311                687               1,009            978
Other lands(3)...................................          81                 34                 449            449
                                                      -------            -------              ------         ------
      Total log production.......................       3,032              3,081               4,375          4,412
                                                        =====              =====               =====          =====

Total logs purchased.............................       1,017              1,231
                                                        =====              =====

Total logs consumed..............................       3,110              3,347
                                                        =====              =====

Total logs sold..................................         781              1,064
                                                        =====              =====

------------------
(1) The "actual" cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The "available" cut for the TFLs and FLs is the AAC determined by the provincial Chief Forester. There was a temporary prorated AAC reduction of 135,000 m3 to TFL 25 and 99,428 m3 to FL Al6845 during 2002 due to delays in completion of the Central Coast LRMP. In addition, the AAC of FL Al9240 was permanently reduced by 6,648 m3 through a prorated Kingcome TSA AAC reduction resulting from a new Timber Supply Review completed by the Ministry of Forests.
(3) 19,000 m3 of annual cut is attributed to private Managed Forests lands outside of TFLs, 100,000 m3 to TLs outside of TFLs and 330,000 m3 of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

     The five year cut control period for many of the Company's tenures came at the end of 2001. Approximately 1.4 million m3 of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Company requested that this deficient volume be returned to the Company in the subsequent cut control period. By the end of the year, the Ministry of Forests had not yet reached a decision on the request.

     The Company has 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of the Company's operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both Company operated and contractor operations. The Company plans and co-ordinates all of the timber production from the various operating sites.

     Logs are sorted and directed to either the Company's sawmills, its log merchandiser or its Port Alice dissolving sulphite pulp mill, according to size, grade and species. Saw logs that meet the Company's cut program criteria are shipped primarily to the Company's sawmills, while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for, the Company's pulp mills. Bundle booms and self-dumping log barges are used to transport logs to the Company's manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to the Company's manufacturing plants by truck.

     The Company's sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at the Company's Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the pulp mills or sold to other pulp mills. Wood chips and other by-products of the sawmills and log merchandiser are transported by barge or by truck to pulp mills.

     The Company's wood chip supply and usage for each of the last two years are set out in the following table:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                                  ------------------------
                                                                    2002           2001
                                                                  ----------     ---------
                                                                   (THOUSANDS OF UNITS)
        Wood chips produced...................................        639            545
        Wood chips purchased..................................        185            172
        Total wood chips consumed.............................        555            456
        Total wood chips sold.................................        288            271

OTHER FOREST POLICY INITIATIVES

     The Provincial Government brought the Code into force in 1995 and it became fully effective in mid-1997. The Code has had a significant impact on harvesting practices and has increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the Provincial Government announced a major re-write of the Code following public and industry consultation.

     Towards the end of 2002, the Provincial Government passed the FOREST STATUTES AMENDMENT ACT (No.2), 2002, c.76, which provides transitional changes to the existing Code and Forest Act, and a new results-based FOREST AND RANGE PRACTICES ACT, 2002, c.69. Bill 44-2003, the FORESTS STATUTES AMENDMENT ACT (No.
2), further amends the Code, and the FOREST AND RANGE PRACTICES ACT. The FRPA is not yet effective.

     It is not possible to gauge the impacts of these legislative changes on the Company's business until the accompanying regulations are published. The Provincial Government has indicated that the new regulations will focus on outcomes rather than mandated processes so the Company anticipates there may be an opportunity to introduce operational efficiencies. (See also "Item 4. Information on the Company - Business Overview - Recent Legislative Amendments".)

STUMPAGE CHARGES

     A stumpage charge is assessed by the Provincial Government on all Crown timber harvested. The amount of stumpage paid on timber harvested from TFLs and FLs is based on a revenue target set by the Provincial Government and adjusted on a periodic basis. A base stumpage rate is then determined having reference to the revenue target. The base rate is subsequently adjusted by the Ministry of Forests for various factors prior to determining the actual stumpage charge for each particular cutting area designated within a specified timber tenure. Individual stumpage rates are then calculated for each cutting permit issued with respect to a cutting area, taking into account projected timber prices and operating costs. Stumpage charges fluctuate based upon the Provincial Government's revenue targets, the quality and species of timber harvested, harvesting technology, the Company's operating costs and other factors.
This system is referred to as Comparative Value Pricing ("CVP").

     During 2001, the Company commenced a legal action against the Provincial Government for the improper administration of the stumpage payment system that resulted in overcharging the Company for stumpage over a period of several years. The overcharging arose from the so-called "water-bedding" effect where the Provincial Government accepted information from certain forest companies that artificially reduced the value of timber on their cutting permits thereby forcing other companies to pay higher stumpage rates for timber of similar value. The parties have exchanged pleadings and certain evidence gathering matters have commenced. As of the date hereof, no trial date has been set.

     On October 1, 2000, the Ministry of Forests introduced a "Hemlock Pilot" for major coastal licensees that is based on the Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (e.g. 60% hemlock/balsam content or greater) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Pilot cutting permits were accepted past October 1, 2000. Those permits issued under the Pilot program are being allowed to run their normal course. It is estimated that the MPS system reduced stumpage fees by approximately $15.9 million in 2002 and $10.4 million in 2001.

     Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the Provincial Government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the Provincial Government in an action to dismiss the damage claims. In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from the change in the calculation of rates. As of the date hereof, it is anticipated that the case will proceed to trial in early 2004. As at December 31, 2002, the Company estimates it has paid additional expenses of $70 million on its TLs as a result of this policy change.

     The following table illustrates the relationship of stumpage and royalty expenses relative to the Company's total log production for each of the last five years:

                                                                      YEARS ENDED DECEMBER 31ST
                                          ----------------------------------------------------------------------------------
                                             2002               2001             2000              1999            1998
                                          ------------      -------------    --------------    -------------    ------------
                                                                             (THOUSANDS)
Log production (cubic metres).........          3,032              3,081             3,431            3,354           2,707
Stumpage and royalty expenses.........       $ 60,297           $ 56,719          $ 86,747         $ 84,785        $ 70,549


FOREST MANAGEMENT

     The Company manages its forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by the Company, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

     Preharvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for tree farm licences and Forest Development Plans for specific planning areas within tree farm licences or forest licences. These plans take a broad range of timber and non-timber values into account including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

     Following harvest, the Company reforests all disturbed areas and conducts follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at the Company's expense. In 2002, the Company spent $7.5 million in meeting basic silviculture obligations.

     The Company's tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. The Company operates the Saanich Forestry Centre which includes a 3 million seedling nursery and a tree seed orchard which produces select seed for reforestation.

     Up until April 2002, funding was available from Forest Renewal B.C., to carry out a variety of inventory, enhanced silviculture and watershed restoration projects that were over and above the requirements of the Company's tenure obligations. Although the Company was not required to participate in this program, it did so in order to satisfy a range of timber and non-timber objectives. In April 2002, the Provincial Government replaced Forest Renewal B.C. with the FIA, administered by PricewaterhouseCoopers.

     The FIA is funded by an appropriation voted by the Legislature, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders.

     In 2002, the Legislature approved a $95.5 million Land Based Investment Program with $80 million going to licencees according to an allocation formula based on the volume harvested over the preceding three years. Additional funds were provided for tree improvement and genetic resource management. The Forestry Innovation Investment Program, funded through the FIA, provided $20 million for research, $8 million for product development, and $12 million for international marketing. The Company accessed $4.6 million from Forest Renewal B.C. and FIA to carry out a range of projects in 2002.

SALES, MARKETING AND DISTRIBUTION

     The Company produces and markets upper grades and commodity grades of lumber and various grades of NBSK and dissolving and paper grade sulphite pulp, which are sold in approximately 30 countries worldwide. The Company's lumber products are marketed and sold in North America by a separate sales and marketing division which sells the Company's lumber products through agents and directly to wholesale lumber distributors. Direct liaison with the consumers of its lumber products provides the Company with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. The Company adjusts its sawmill processing programs in order to customize products to meet the specific requirements of the Company's customers.

     The lumber produced by the Nanaimo and Saltair sawmills is targeted primarily for the Japanese market. Most products are sold green; however, certain specialty products require kiln-drying. The Company offers a complete line of traditional components for the Japanese market. The Company's focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

     The Company's NBSK pulp is a commodity product and sales are handled by the Company's pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers. Sales of dissolving sulphite pulp are conducted by the Company's pulp sales division and are generally made directly to end users. These purchasers often send their own technical experts to the Port Alice pulp mill to customize the dissolving sulphite pulp to their particular specifications.

     The distribution of the Company's sales by geographic area and by product line for each of the last five years is set out in the following table:

                                                               YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------
                                        2002             2001            2000             1999            1998
                                     ------------    -------------    ------------    -------------    ------------
                                                                (THOUSANDS OF DOLLARS)
SALES BY GEOGRAPHIC AREA
   Canada...........................   $ 175,180         $214,986        $228,382         $175,884        $164,771
   U.S..............................     204,932          230,333         241,006          324,057         264,397
   Asia.............................     184,728          221,521         344,069          271,354         240,836
   Europe...........................      62,438           89,433         127,505           95,199         100,182
   Other............................       7,656           13,704          14,442            7,142           9,055
                                     ------------    -------------    ------------    -------------    ------------
                                         634,934         $769,977        $955,404         $873,636        $779,241
                                     ============    =============    ============    =============    ============

SALES BY PRODUCT LINE
   Lumber...........................    $320,875         $354,702        $417,912         $498,341        $437,183
   Pulp.............................     171,207          237,940         381,517          262,088         233,040
   Logs.............................     123,280          156,515         126,337           93,602          90,779
   Sawmill by-products..............      19,572           20,820          29,638           19,605          18,239
                                     ------------    -------------    ------------    -------------    ------------
                                         634,934         $769,977        $955,404         $873,636        $779,241
                                     ============    =============    ============    =============    ============

SOLID WOOD SEGMENT
   Lumber
     Canada.........................    $ 31,832          $35,690         $63,497          $60,331         $48,843
     U.S............................     187,156          218,261         228,626          309,636         249,985
     Asia...........................      84,207           86,830         104,701          102,721         108,371
     Europe.........................      15,410           13,921          21,088           25,653          29,984
     Other..........................       2,270               --              --               --              --
                                     ------------    -------------    ------------    -------------    ------------
                                         320,875          354,702         417,912          498,341         437,183
                                     ------------    -------------    ------------    -------------    ------------

   Logs
     Canada.........................     123,280          156,515         126,337           93,602          90,779
                                     ------------    -------------    ------------    -------------    ------------
   Sawmill by-products
     Canada.........................      19,572           20,820          29,638           19,605          18,239
                                     ------------    -------------    ------------    -------------    ------------

Total solid wood segment............   $ 463,727         $532,037        $573,887         $611,548        $546,201
                                     ============    =============    ============    =============    ============

PULP SEGMENT
   Canada...........................       $ 496           $1,961          $8,910           $2,346          $6,910
   U.S..............................      17,776           12,072          12,380           14,421          14,412
   Asia.............................     100,521          134,691         239,368          168,633         132,465
   Europe...........................      47,028           75,512         106,417           69,546          70,198
   Other............................       5,386           13,704          14,442            7,142           9,055
                                     ------------    -------------    ------------    -------------    ------------

Total pulp segment..................   $ 171,207         $237,940        $381,517         $262,088        $233,040
                                     ============    =============    ============    =============    ============

     The following two charts illustrate the geographic distribution of the Company's sales for each of the last two years:

YEAR ENDED DECEMBER 31, 2002                        YEAR ENDED DECEMBER 31, 2001

      CANADA   28%                                          CANADA   28%
      U.S.     32%                                          U.S.     30%
      EUROPE   10%                                          EUROPE   12%
      ASIA     29%                                          ASIA     29%
      OTHER     1%                                          OTHER     1%

     In 2002 and 2001, pulp sales to Asia represented approximately 59% and 57%, respectively, of the Company's total pulp segment sales. Lumber sales to the U.S. in 2002 and 2001 represented approximately 40% and 41%, respectively, of the Company's total solid wood segment sales. No single customer accounted for 10% or more of sales in 2002.

     Lumber from the Company's sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Company's pulp mills is shipped by ocean-going vessel and barge.

     Lumber shipments and sales to North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

COMPETITION

     The Company competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

     A number of proposed forest policy changes have been announced by the Provincial Government. Such policies have yet to be fully implemented so the impact is not yet fully determinable. (See "Business of the Company - Recent Legislative Amendments" and "Item 4. Information on the Company - Business Overview - Forest Resources - Other Forest Policy Initiatives".)

     The Company's competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Item 4. Information on the Company - Business Overview - Softwood Lumber Dispute".

ENVIRONMENT

ENVIRONMENTAL POLICY

     The Company is committed to the protection of the environment and works with government and other stakeholders to identify and address issues of environmental concern in all aspects of its business. The Company's operations are regulated by a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate Company-wide efforts to comply with such legislation, the Company has established an Environmental, Risk and Public Policy Committee (the "Environmental Committee") of the Board of the Company and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting its operations, the Company attempts to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adheres to an environmental policy based on the following:

          o Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

          o Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

          o    Meeting or surpassing all applicable environmental regulations;

          o Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

          o Promoting environmental awareness among its staff, employees and contractors and communicating its environmental performance, both internally and to the public.

ENVIRONMENTAL MANAGEMENT

     The Company has established an environmental management system ("EMS") framework for its forest operations, sawmills and pulpmills and ensures that the requirements of the EMS are implemented and maintained at certified locations to the ISO 14001 standard. Compliance with the EMS at our thirty forest operations, two pulp mills and Chemainus Value Added Division is monitored using internal as well as third party audits.

     The Company's Environmental Policy is reviewed and the supporting Standard Operating Procedures, Hazardous Materials Standards, and Spill Contingency Plans are co-ordinated and updated on a regular basis.

     As of the date hereof, the Company's solid wood segment is in substantial compliance with the requirements of all applicable environmental legislation.

     The Port Alice dissolving sulphite pulp mill is in substantial compliance with the requirements of applicable environmental legislation. The Company was charged pursuant to the WASTE MANAGEMENT ACT (British Columbia) on December 5, 2001, for a chlorine discharge on February 20, 2000, and on May 2, 2002 for a pH permit excedance relating to the mill effluent on June 16 and 17, 2000. The Company pleaded guilty to both charges on January 8, 2003 and paid a nominal fine and contributions to the Habitat Conservation Trust Fund totalling $80,000.

     With the completion of the upgrade on the wood fired boiler, the Port Alice mill achieved full compliance with provincial particulate emission levels in the second quarter of 2002 when using hog fuel as an energy source.

     The Provincial Government passed legislation in July 2002 requiring bleached kraft pulp mills to meet a discharge limit of 0.6 kg/ADMt (monthly average) for chlorinated organics ("AOX"). Sulphite mills must meet an AOX limit of 1.0 kg/ADMt. The new limits came into effect on December 31, 2002 and replace the original requirement for mills to reach zero AOX by the end of 2002. Both Squamish and Port Alice will be able to meet the new AOX requirement.

     As of the date hereof, environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation except for particulate emissions when burning certain types of hog fuel. Investigations are underway to determine opportunities to reduce particulate emissions to compliance levels. Investigations include the installation of a hog press, installation of a hearth burner, and improved combustion efficiency using overfire air and a carbon monoxide analyzer.

     A new dioxin and furan standard for power boilers burning salt laden hog fuel has been proposed by Environment Canada. A three year study to determine the mechanism for dioxin production and potential control opportunities has been completed by coastal pulp mills under the direction of Paprican. A final report will be issued in the second quarter of 2003 for review by government agencies. The recommendation by industry to the government is that there should be no further reduction in dioxin and furan limit beyond the 0.5 ng/m(3) Toxic Equivalent Concentration ("TEQ") originally proposed. The new dioxin and furan requirement comes into effect in 2006.

     The Contaminated Sites Regulation under the WASTE MANAGEMENT ACT (British Columbia) governs the remediation of any site found to be contaminated, meaning that it exceeds prescribed levels of certain classes of substances. Under the current regulation the government can order an owner or operator to complete an investigation of a site if the government reasonably suspects the site is contaminated. If the site is contaminated, any current or previous owner of the site may be required to remediate the site under government supervision. In May 2002, the Provincial Government appointed an advisory panel to review the Contaminated Site Regulation. The direction provided to the panel was that government resources be focussed on sites that pose a high risk to the environment. Several key conclusions were presented by the panel including:

          (a) Ministry involvement would only be required when there is significant effect on human health or the environment.

          (b) Sites would be assigned a level of risk and only those with the highest risk will require remediation.

          (c) Assessment for the potential of the property to be a contaminated site would be required when the existing use of the property is going to be changed.

     The Minister of Forest has committed to introducing a revised regulatory regime for management of contaminated sites in the spring sitting of the legislature. The Company cannot assess the magnitude of costs it may be required to incur in order to comply with this legislation if a site for which it is responsible is found to be contaminated.

     With respect to the pulp and paper industry, both the federal government and Provincial Government generally acknowledge that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The federal government is identifying "Criteria Air Contaminants" for which limits will be established. Included in the criteria air contaminants are, sulphur dioxide and particulate matter less than 10 microns and less than 2.5 microns. In addition, the federal government's primary initiative with respect to air quality improvement is greenhouse gas reduction (Kyoto Protocol). The Company cannot assess the costs of complying with these requirements at this time.

     Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of principles and criteria. Certification provides recognition in the marketplace and addresses ongoing environmental concerns customers have raised in both the U.S. and European markets.

     A number of different forest certification systems are available for use in British Columbia. The two leading standards based on registered hectares, are the Canadian Standard Association's Sustainable Forest Management (SFM) Standard and the American Forest & Paper Association's Sustainable Forestry Initiative. The Forest Stewardship Council, which is endorsed by the major ENGO's, has had less acceptance due to problems with the draft B.C. Regional Standard.

     The Company's Northern Vancouver Island Region was certified to the CSA CAN/CSA - Z809 1996 Standard in late 2001. In early 2002 complementary CSA Chain of Custody certification was received for the Company's Port Alice Pulp Mill, Duke Point Sawmill and Chemainus Value Added Division. Chain of Custody grants these facilities the right to apply the CSA product label and ensures customers these products originate from substainably managed forests.

     To ensure the Company's operations continue to be competitive suppliers of quality products from sustainably managed forests, significant efforts were made in 2002 to align the management systems from the various business groups. This alignment of the ISO 14001 EMS along with the Chain of Custody documents used by the forest operations and sawmill manufacturing facilities, allows the systems to be managed more efficiently.

     Positioning the Company's operations to address customer needs will drive future certification initiatives. Management systems and chain of custody documents continue to be developed for the remaining sawmills. This development will enable the facilities to be responsive to customer requests and position them to be certified should the need arise.

     Certified Company forest and sawmill operations and associated pulp manufacturing facilities are summarized as follows:

FOREST OPERATIONS

          o    ISO 14001 CERTIFICATION OF ALL FOREST OPERATIONS (APRIL 2000)

          o CSA Z809 Sustainable Forest Management Certification of North Vancouver Island Region (November 2001)

          o CSA Chain of Custody Certification for North Vancouver Island region (November 2001, re-qualified August 2002)

SAWMILLS

          o    CSA Chain of Custody Certification for Duke Point (January 2002)

          o In Progress: CSA Chain of Custody Certification for Silvertree Vancouver Division

VALUE ADDED FACILITIES

          o CSA Chain of Custody Certification for Chemainus Processing Division (February 2002, re-qualified March, 2003)

          o ISO 14001 Environmental Certification for Chemainus Processing Division (February 2002)

PULP MILL - SQUAMISH

          o    ISO 9000 Quality Certification (1994)

          o    ISO 14001 Environmental Certification (August 1999)

PULP MILL - PORT ALICE

          o    ISO 9000 Quality Certification (1994)

          o    ISO 14001 Environmental Certification (January 2001)

          o CSA Chain of Custody Certification (December 2001, re-qualified February 2003)

     In addition to regular environmental programs, the Company has been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by the Company released more than 1 million salmon fry in 2002 while watershed and riparian restoration programs completed more than $1 million worth of projects funded through the FRBC and FIA programs.

FIRST NATIONS ISSUES

     First Nations have claimed aboriginal title or other rights in substantial portions of land in British Columbia including areas where the Company's timber tenures and operations are situated. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors, however, such rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined.

     To resolve outstanding claims, the governments of Canada and British Columbia in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2002, 53 British Columbia First Nations, representing 122 Indian Bands, were involved in the treaty process. Approximately 30 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process.

     Current Provincial Government policy requires that forest management and operating plans take into account and not infringe aboriginal rights and provide for consultation with aboriginal groups. This policy is reflected in the terms of the Company's timber tenures which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if a court determines the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2002, the Provincial Government updated its policy on consultation with aboriginal groups to create some certainty. However, it remains unclear how the policy will be implemented. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will continue to facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

     The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. The Company is committed to working with both the Provincial Government and First Nations to resolve the issues.

SOFTWOOD LUMBER DISPUTE

     On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies, including the Company. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

     The Company has recorded approximately $22.3 million as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%. The Company had accrued approximately $6.6 million for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and approximately $7.1 million for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totalling approximately $13.7 million to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, approximately $12.4 million related to fiscal 2001 sales and approximately $1.3 million to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

HUMAN RESOURCES

     The Company has approximately 2,400 employees. The majority of the Company's hourly paid workers in its solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). The Company is a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA. The three-year labour agreement expired on June 15, 2003. Negotiations are expected to take place.

     The majority of the Company's hourly workers in the pulp segment are represented by either the Communications, Energy and Paperworkers Union of Canada or the Pulp, Paper and Woodworkers Union of Canada. In April 2003, the Company signed a five year collective agreement with the Pulp, Paper and Woodworkers Union of Canada. The Communications, Energy and Paperworkers Union of Canada collective agreements expired in April, 2003. Negotiations for a new collective agreement are continuing.

CREDIT FACILITIES

     In March, 1994, the Company issued the 1994 Notes under the Unsecured 1994 Note Agreement. The Bank of New York is the current trustee. The 1994 Notes have no principal payments or sinking fund requirements until they mature in 2004.

     In November, 1997, the Company issued the 1997 Notes under the Unsecured 1997 Note Agreement. The Bank of New York is the current trustee. The 1997 Notes have no principal payments or sinking fund requirements until they mature in 2007.

     In June, 1999, the Company issued the 1999 Notes under the Secured Note Agreement. Wells Fargo Minnesota N.A. is the current trustee. The 1999 Notes have no principal payments or sinking fund requirements until they mature in 2004. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. The 1999 Notes are secured by a first priority lien upon a portion of the Company's timber tenures which have an AAC of approximately 4.0 million cubic metres, eight of its sawmills, its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables or inventories.

     In 2001, the Company established a revolving credit facility secured by receivables and inventory which was replaced in March, 2002, with a new secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory.

C.   ORGANIZATIONAL STRUCTURE

     Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the COMPANY ACT (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the CBCA on June 12, 2002.

     The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9.

     The following chart sets out the Company's principal subsidiaries and their primary activities. All such subsidiaries are wholly-owned and, other than Western Pulp Limited Partnership, have been continued under and are now governed by the CBCA. Western Pulp Limited Partnership is formed under the PARTNERSHIP ACT of British Columbia.


[CHART]


                                             ---------------------------------
                                                   DOMAN INDUSTRIES LIMITED
                                              ---------------------------------
                                                 DOMAN FOREST PRODUCTS LIMITED
                                                  (Sawmilling and Value-Added
                                                    Lumber Remanufacturing)
                                              ---------------------------------
------------------------    ----------------------    ---------------------     ----------------------    ----------------------
 WESTERN PULP LIMITED          WESTERN FOREST                                   DOMAN-WESTERN LUMBER
      PARTNERSHIP             PRODUCTS LIMITED             DOMAN LOG                    LTD.               EACOM TIMBER SALES
 (Pulp Manufacturing,        (Timber Harvesting           SUPPLY LTD.              (holds certain                 LTD.
 Timber Harvesting and           and Forest              (Log Trading)           timber tenures and         (U.S. East Coast
    Reforestation)               Management)                                          sawmills)               Lumber Sales)
------------------------    ----------------------    ---------------------     ----------------------    ----------------------
                              WESTERN PULP INC.
                              (Pulp Management)
                            ----------------------

D.   PROPERTY, PLANTS AND EQUIPMENT

SOLID WOOD FACILITIES

     The Company owns nine sawmills, a log merchandiser and a value-added lumber remanufacturing plant. The repayment of the 1999 Notes are secured by a first priority lien on eight of the sawmills and the value-added lumber remanufacturing plant. Over the past year the Company has initiated a sawmill rationalization policy with the goal of reducing the number of operating mills from nine down to six. This will enable the Company to benefit from reduced manufacturing costs without a loss in production capability, thereby improving overall efficiencies through economies of scale. The Tahsis and Chemainus sawmills have ceased production while production at the two Vancouver sawmills, Silvertree and Marpole, has been combined under the name Silvertree-Vancouver Division. The six operating sawmills each use computer controlled equipment to optimize the lumber recovery from each log. The Company's high quality timber supply and the particular design of its sawmills enable it to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small or have a poor knot structure.

     Five of the Company's sawmills are located on Vancouver Island. The Company's Duke Point and Nanaimo sawmills are both located in Nanaimo. The Company's Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. The Company's other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. The Cowichan Bay sawmill also processes western red cedar. All of the Company's sawmills on Vancouver Island have adjacent water lots which are leased from the Province of British Columbia and have barge loading facilities to handle water-borne shipments of sawmill products.

     The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land owned by the Company. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares owned by the Company and 2.4 hectares leased from the Nanaimo Port Authority.

     The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules.

     The Company's Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. In 2002, the Silvertree and Marpole mills combined their operations at Marpole under the name Silvertree-Vancouver Division. The former Silvertree mill is still functional although the Company has no current plans to operate it. The two sawmills are located on land which fronts the Fraser River and is owned by the Company. Both sawmills are equipped with barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate the two Vancouver sawmills are leased from the North Fraser Port Authority.

     The Company's annual lumber production capacity and actual lumber production for each of its sawmills for each of the last five years are set out in the following table:

                                           PRE-SAWMILL
                                         RATIONALIZATION
                                     ------------------------          LUMBER PRODUCTION (MMFBM)
                                                  PRESENT     ---------------------------------------------
                                                   RATED                YEARS ENDED DECEMBER 31              POTENTIAL   POTENTIAL
                                      NUMBER    CAPACITY(1)   --------------------------------------------- NUMBER OF    CAPACITY
SAWMILLS            LOCATION         OF SHIFTS    (MMFBM)       2002      2001     2000    1999     1998     SHIFTS(2)    (MMFBM)
--------            --------         ---------    -------       ----      ----     ----    ----     ----     ---------    -------
Chemainus           Chemainus             1         48            17         20       39      32       38       --           --
Cowichan Bay        Cowichan Bay          2        125           122        101       97      67      104        3          215
Duke Point          Nanaimo               1         88            89         84       78      82       77        3          225
Ladysmith           Ladysmith             2        120            46         60       88      98      107        3          170
Nanaimo             Nanaimo               2        138           122        136      112     105      112        3          200
Saltair             Ladysmith             2        150           111         80      119     134      118        3          170
Silvertree          Vancouver             2        113            16         44       98      75       89       --           --
Marpole             Vancouver             2        165            39         12       73      55       95        3          160
Tahsis              Tahsis                2        125            --         17       69      69       64       --           --
                                        ---     ------         -----        ---     ----    ----     ----      ---       --------
                                         16      1,072           562        554      773     717      804       18        1,140
                                         ==      =====           ===        ===      ===     ===      ===       ==        =======

------------------
(1)  Based on the normal number of shifts and 250 operating days.
(2) Potential number of shifts based on eliminating production at specified mills and increasing production at the Company's more efficient mills.

     The Company's log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to the Company's sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

     The Company's value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of moldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by the Company. It is comprised of 10 kilns, which are utilized to dry lumber produced at the Company's sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2002 processed 38 million board feet of lumber.

     The Company operates a lumber distribution yard located at Richmond near Vancouver.

     See "Item 4. Information on the Company - Business Overview - Environment" for a discussion of environmental matters.

PULP MILLS

     The Company owns and operates an NBSK pulp mill on the mainland of British Columbia near Squamish and a dissolving sulphite pulp mill near Port Alice on Vancouver Island. In addition to the property listed above, the repayment of the 1999 Notes is also secured by a first priority lien on the Squamish NBSK pulp mill. Both mills are located on the coast with easy access to water transportation. Fibre for the Squamish pulp mill comes from wood chips produced by the Company's sawmills and log merchandiser while Port Alice processes pulp logs through its own wood room.

     The Squamish NBSK pulp mill has an annual production capacity of 275,000 ADMT and is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill employs 310 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

     NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

     In the last five years, approximately $8.8 million has been expended at the Squamish pulp mill to improve production efficiency and provide environmental enhancements.

     In December, 2000 a chip screening facility was completed at the Squamish pulp mill which reduced costs, improved productivity and product quality. The Squamish pulp mill received its official ISO 9000 registration in April 1993 and ISO 14001 registration in May, 1999.

     The Port Alice dissolving sulphite pulp mill is the only producer of dissolving sulphite pulp in British Columbia and one of only three dissolving sulphite pulp mills in Canada. The mill has an annual production capacity of 160,000 ADMT and is located near Port Alice, a village of approximately 1,400 people in the northwest corner of Vancouver Island. The mill employs 408 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

     The Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice mill. As at the date hereof, the pleadings have not as yet been exchanged between the parties.

     Dissolving sulphite pulp is a long-fibred pulp manufactured by an acid cooking process from primarily hemlock and is noted for its chemical properties. The dissolving sulphite pulp produced at the Port Alice pulp mill is used to make such products as garments, artificial silk, plastics, lacquers, cosmetics and pharmaceuticals. The mill also produces paper grade sulphite pulp when market conditions warrant.

     In the last five years, approximately $30.1 million was expended to upgrade the Port Alice pulp mill. A majority of these capital expenditures were incurred in 1998, when a $23.5 million project was completed that included additional digesters, evaporators and other equipment. These additions improved productivity, pulp quality and reduced operating costs. The Port Alice mill received its official ISO 14001 registration in February, 2001 and the Canadian Standards Association Sustainable Forest Management Chain of Custody (product labelling) in February, 2002.

     The Company's annual pulp production capacity and actual pulp production for each of its pulp mills for each of the last five years are set out in the following table:

                                                                              PULP PRODUCTION
                                                        --------------------------------------------------------------------
                                                                            YEARS ENDED DECEMBER 31,
                                     ANNUAL PULP        --------------------------------------------------------------------
                                PRODUCTION CAPACITY(1)   2002            2001          2000         1999          1998
                                ----------------------   ----            ----          ----         ----          ----
                                                                                (THOUSANDS OF ADMT)
PULP MILLS
Squamish...................              275              204            164           266           264           221
Port Alice.................              160               54            117           159            97            92
                                         ---              ---            ---           ---          ----          ----
                                         435              258            281           425           361           313
                                         ===              ===            ===           ===           ===           ===

------------------
(1) Capacity is stated as at December 31, 2002 on a three shifts per day, 340 days per year basis.

     ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2002 should be read in conjunction with the consolidated financial statements and related notes thereto included in this report. The discussion below is based upon, and the financial statements have been prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see note 18 to the consolidated financial statements included in this report.

     The Company is reorganizing its affairs under protection of the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to an order issued by the Court under the CCAA. Under the terms of the Court order the Company is required to file a Plan with the Court setting out the terms of the restructuring. The Company submitted a draft Plan to the Court in March 2003. This draft Plan was not approved by the Court based upon objections to the form of the draft Plan raised by an ad hoc committee of the Company's secured noteholders. Further negotiations with representatives of certain unsecured noteholders are necessary before a revised draft Plan can be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised draft Plan before July. As of the date hereof, the Company expects that the revised draft Plan will continue to involve a substantial exchange of the Company's debt to equity and a reorganization of the share capital of the Company. The ability of the Company to continue as a going concern will depend on its ability to emerge from CCAA.

A.   OPERATING RESULTS

     The following table sets forth selected operating results for the Company for each of the last three years:

                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   2002               2001                2000
                                                              ---------------    ----------------    ----------------
SALES VOLUMES
  -- lumber, millions of board feet............................        591                674                 680
  -- logs, thousands of cubic metres ..........................        782              1,064                 832
  -- wood chips, thousands of units ...........................        288                271                 323
  -- pulp, thousands of ADMT ..................................        262                301                 415

                                                                                (MILLIONS OF DOLLARS)
SALES
  -- lumber....................................................     $320.9            $ 354.7             $ 417.9
  -- logs......................................................      123.3              156.5               126.4
  -- by-products...............................................       19.5               20.8                29.6
                                                               --------------    ----------------    ----------------
   Solid wood segment .........................................      463.7              532.0               573.9
   Pulp segment................................................      171.2              238.0               381.5
                                                               --------------    ----------------    ----------------
   Consolidated................................................    $ 634.9            $ 770.0               955.4
                                                               ==============    ================    ================

OPERATING EARNINGS (LOSS)
   Solid wood segment .........................................     $ 31.3            $ (39.5)             $ 49.7
   Pulp segment................................................      (86.7)            (301.9)               35.9
   General corporate...........................................       (7.2)              (5.7)               (4.3)
                                                               --------------    ----------------    ----------------
   Consolidated................................................    $ (62.6)          $ (347.1)             $ 81.3
                                                               ==============    ================    ================
   Net loss ...................................................    $(164.1)          $ (412.9)            $ (39.8)

                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   2002               2001                2000
                                                              ---------------    ----------------    ----------------
AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
   Solid wood segment .........................................     $ 38.3             $ 42.2                50.2
   Pulp segment................................................       10.2               25.0                35.4
                                                               --------------    ----------------    ----------------
   Consolidated................................................     $ 48.5             $ 67.2                85.6
                                                               ==============    ================    ================

CAPITAL EXPENDITURES
   Solid wood segment .........................................     $ 29.8             $ 42.9              $ 33.9
   Pulp segment................................................       (0.2)               0.7                 8.4
                                                               --------------    ----------------    ----------------
   Consolidated................................................     $ 29.6             $ 43.6                42.3
                                                               ==============    ================    ================

QUARTERLY FINANCIAL INFORMATION

     The following table is a summary of selected quarterly financial information concerning the Company for each of the last eight quarters to December 31, 2002:

                                                   2002                                                  2001
                               ----------------------------------------------    ----------------------------------------------
                                  DEC        SEPT       JUNE         MARCH          DEC          SEPT        JUNE       MARCH
                               ----------  ---------  ----------   ----------    ----------    ----------  ----------  --------
                                                      (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Sales......................    $169,409    $175,558   $158,229     $131,738      $161,176      $174,116    $214,823    $219,862
Costs and expenses (1).....     236,353     171,346    147,624      142,168       478,134       190,055     223,329    225,566
                               ----------  ---------  ----------   ----------    ----------    ----------  ----------  --------
Operating earnings (loss)..     (66,944)      4,212     10,605      (10,430)     (316,958)      (15,939)     (8,506)   (5,704)
Interest expense (income) .      20,943      75,909    (27,226)      28,128        38,302        70,802     (16,790)   81,048
Other income (expense).....        (488)     (1,458)      (959)         (79)       (2,530)           88        (308)   17,149
                               ----------  ---------  ----------   ----------    ----------    ----------  ----------  --------
Income (loss) before income
   taxes ..................     (88,375)    (73,155)    36,872      (38,637)     (357,790)      (86,653)      7,976    (69,603)
Income tax expense (recovery)    (1,489)        656        891          752       (35,143)      (36,309)      2,700    (24,464)
                               ----------  ---------  ----------   ----------    ----------    ----------  ----------  --------
Net income (loss)..........    $(86,886)   $(73,811)   $35,981     $(39,389)    $(322,647)     $(50,344)     $5,276    $(45,139)
                               ==========  =========  ==========   ==========    ==========    ==========  ==========  ========
Provision for preferred
   dividends...............      $1,162      $1,150     $1,109       $1,078        $1,115        $1,148      $1,132    $1,119
                               ==========  =========  ==========   ==========    ==========    ==========  ==========  ========
Net loss per Equity Share:
   Basic ..................      $(2.07)     $(1.76)     $0.82       $(0.95)       $(7.62)       $(1.21)      $0.10    $(1.09)
                               ==========  =========  ==========   ==========    ==========    ==========  ==========  ========
   Fully diluted ..........      $(2.07)     $(1.76)     $0.82       $(0.95)       $(7.62)       $(1.21)      $0.10    $(1.09)
                               ==========  =========  ==========   ==========    ==========    ==========  ==========  ========

------------------
(1) Including amortization of property, plant and equipment and write-down of capital assets and restructuring costs.

GENERAL

     The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the U.S., Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

     Demand for the Company's lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the U.S. is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, recently, the countervailing duties and anti-dumping rates imposed by the U.S. upon Canadian producers of softwood lumber exports to the U.S. The Company, as a result, is unable to maintain significant lumber shipments to the U.S. without incurring significant costs. In 1997 the Company acquired certain solid wood assets, including sawmills, from Pacific Forest Products Limited that targeted the Japanese market. As a result, the condition of the Japanese economy has significant impact on the demand for the Company's lumber products.

     The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for NBSK pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply. The expansion of hardwood pulp production in recent years and the implementation of new paper making technologies have made the partial substitution of hardwood pulp for NBSK pulp a feasible alternative for certain products. Due to its more limited supply, broader industrial uses and higher production costs, dissolving sulphite pulp prices have historically been both higher and more stable than NBSK pulp prices.

OVERVIEW

     The Company's operations in 2002 continued to be negatively impacted by low lumber and pulp commodity prices. Although demand for lumber in the U.S., as reflected in the housing start statistics, was high, nevertheless production and supply levels from Canada increased in order to combat the effect of the softwood lumber duties and as a result prices remained depressed. Imports of lumber into the U.S. from non-traditional sources, also climbed as a result of the softwood lumber duties and currency differentials, and this too had a dampening effect on product pricing. NBSK pulp prices which had been weak at the start of 2002 remained that way throughout the year, except for a brief rally in the third quarter, and the monthly list price never reached U.S.$500 per ADMT.

     Restructuring efforts were underway throughout 2002 and management of cash flow and working capital, especially inventory levels, resulted in frequent curtailment of operations.

     The Company recorded a net loss of $164.1 million in 2002 compared to a net loss of $412.9 million in 2001. The 2002 results include a pre-tax write-down of assets and related costs of $67.5 million compared to $291.7 million in 2001.

GOING CONCERN

     The consolidated financial statements for 2002 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a Plan, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and the emergence from CCAA proceedings are subject to a number of conditions.

     If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's CCAA proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

WRITE-DOWN OF ASSETS

     At December 31, 2002, the Company reviewed the carrying value of its pulpmills, sawmills and logging assets and determined that based on current economic conditions and plans, the carrying values for the Port Alice pulpmill and certain sawmill assets were not likely recoverable from future cash flows from operations and, or sale. As a result, the Company has recorded a $58.7 million write-down of its Port Alice pulpmill assets including non-consumable supplies inventories and recorded a charge of $8.8 million to write down its sawmill assets and provide for restructuring costs.

     Although recent studies indicate that the Port Alice pulpmill has the potential to achieve positive cash flows with manning reductions and capital upgrades, Canadian generally accepted accounting principles dictate that the net recoverable test should not consider these contingent events as there is no certainty they will be successfully implemented.

ADOPTION OF NEW ACCOUNTING STANDARDS

     Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

     As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings.

U.S. SOFTWOOD LUMBER DUTIES

     On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies, including the Company. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

     The Company has recorded approximately $22.3 million as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%. The Company had accrued approximately $6.6 million for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and approximately $7.1 million for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totalling approximately $13.7 million to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, approximately $12.4 million related to fiscal 2001 sales and approximately $1.3 million to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

RESULTS OF OPERATIONS - 2002 VERSUS 2001

     In 2002, the Company's sales decreased by approximately 18% to $634.9 million from $770.0 million in 2001 as a result of a reduction in sales in both the solid wood and pulp segments.

     Sales for the solid wood segment decreased by approximately 13% to $463.7 million in 2002 from $532.0 million in 2001, primarily as a result of a decrease in lumber sales of approximately 9% to $320.9 million in 2002 from $354.7 million in 2001 and a decrease in log sales of approximately 21% to $123.3 million in 2002 from $156.5 million in 2001. Despite strong housing statistics, lumber sales into the U.S. were impacted by an oversupply situation. In addition, the Japanese market continued to remain weak in 2002 reflecting on-going economic problems in that country.

     Sales for the pulp segment decreased to $171.2 million in 2002 from $238.0 million in 2001 as a result of lower sales of dissolving pulp where prices for commodity grades, in particular, remained weak. Sales of NBSK pulp were consistent between the two years with a higher sales volume in 2002 but a lower average price.

     Cost of goods sold in 2002 decreased to $562.4 million from $738.2 million in 2001 primarily as a result of decreased sales. Cost of goods sold in the solid wood segment decreased to $376.6 million in 2002 from $486.0 in 2001 reflecting the lower sales volumes of both lumber and logs. In the pulp segment, cost of goods sold in 2002 decreased to $185.8 million from $252.2 million in 2001 as a result of lower sales volumes.

     Amortization of property, plant and equipment decreased to $48.5 million in 2002 from $67.2 million in 2001. Of this $18.7 million reduction, $14.8 million is attributable to the pulpmill segment where amortization rates were lower in 2002, as a result of the pulpmill asset write-downs taken in 2001, as well as lower total production in 2002. The balance of the $3.9 million decrease in amortization reflects lower amortization of logging roads as a higher percentage of logging in 2002 was in the lower cost northern Vancouver Island region.

     Interest expense decreased to $97.8 million in 2002 from $173.4 million in 2001 primarily as a result of including in earnings the full amount of unrealized foreign exchange gains and losses on translating long-term debt at current exchange rates. The year end exchange rates for the $U.S. at December 31, 2002, 2001 and 2000 were 1.5776, 1.5928 and 1.4995 respectively. The cash component of interest expense was $102.7 million in 2002 compared to $101.0 million in 2001. As a result of the CCAA Court order, interest payments were stayed after November 7, 2002 but continued to be accrued.

     Other income decreased to $4.3 million in 2002 from $14.4 million in 2001. The 2002 figure comprises primarily a $5.5 million gain on sale of surplus properties whereas the 2001 figure includes an $18.3 million gain on the buy-back of senior notes.

     Expenses in 2002 include financial restructuring charges of $7.3 million. These costs include investment banking and legal fees, fees paid to the monitor appointed by the Court under the CCAA proceedings as well as a non-cash charge associated with writing off deferred finance costs.

     The income tax expense of $0.8 million in 2002 relates to large corporation tax. In 2001 an income tax recovery of $93.2 million was shown in the financial statements reflecting the net recovery after applying a valuation allowance that is more fully described in the notes to the audited consolidated financial statements.

RESULTS OF OPERATIONS - 2001 VERSUS 2000

     In 2001, the Company's sales decreased by approximately 19% to $770.0 million from $955.4 million in 2000 primarily as a result of a reduction in sales in both the solid wood and pulp segments.

     Sales for the solid wood segment decreased by approximately 7% to $532.0 million in 2001 from $573.9 million in 2000, primarily as a result of a decrease in lumber sales of approximately 15% to $354.7 million in 2001 from $417.9 million in 2000 which was, in turn, mainly as a result of reduced net selling prices. The United States market in 2001 was impacted by the weakened economy, the tragic events of September 11, 2001 and duties on softwood lumber. The Japanese market remained weak reflecting the continuing economic problems in that region.

     Log sales in 2001 increased to $156.5 million from $126.4 million in 2000 as a result of reduced sawmill production and inventory reduction measures. By-product sales in 2001 decreased to $20.8 million from $29.6 million in 2000 as a result of lower prices for chips, which are tied to the price of pulp, as well as lower sales volumes.

     Sales for the pulp segment decreased to $238.0 million in 2001 from $381.5 million in 2000 as a result of significantly lower pulp prices and the production curtailments taken at both mills to meet reduced market demand. List prices for NBSK pulp declined by U.S.$260 per ADMT or 37% between January and August of 2001. Pulp inventories held by North American and Scandinavian ("Norscan") pulp producers declined from over 2 million tonnes at the beginning of the year to 1.7 million tonnes by year end, still not low enough to lift prices. Returns for dissolving pulp sales fell by 14% mainly as a result of large price declines for the lower alpha grades. Specialty grade prices were relatively stable.

     Total costs and expenses in 2001 decreased to $758.1 million from $788.6 million in 2000, primarily as a result of decreased sales. Costs and expenses in the solid wood segment increased to $495.3 million in 2001 from $474.0 million in 2000 reflecting the increased downtime costs in both the lumber and logging operations of the Company. Lumber production of 554 mmfbm in 2001 was 28% lower than the production in 2000 and log production of 3,081 km3 was 10% lower than in 2000. In the pulp segment, costs and expenses in 2001 decreased to $257.2 million from $310.3 million in 2000 as a result of decreased sales.

     Amortization of capital assets decreased to $67.2 million in 2001 from $85.6 million in 2000 reflecting reduced operating levels in the pulp mills which accounted for $10.4 million of the decrease in the amortization of capital assets and lower log and lumber production which accounted for $8.0 million of the decrease in the amortization of capital assets.

     Interest expense increased to $173.4 million in 2001 from $142.8 million in 2000, primarily as a result of currency translation losses arising out of translating the Company's U.S. dollar denominated debt. The cash component of interest expense was $100.9 million in 2001 compared to $96.7 million in 2000.

     Other income increased to $14.4 million in 2001 from $3.8 million in 2000 primarily as a result of gains on the buy-back of senior notes which totalled $18.3 million in 2001 compared to $6.5 million in 2000.

     The income tax recovery of $93.2 million in 2001 was limited by a valuation allowance that is more fully described in the notes to the audited consolidated financial statements.

     In 2001, the Company reported a net loss of $412.9 million or $9.82 per share, compared to a net loss in 2000 of $39.8 million or $1.04 per share.

B.   LIQUIDITY AND CAPITAL RESOURCES

     As noted above, the Company is reorganizing its affairs under protection of CCAA. As a consequence, the interest payments due on its long-term debt and approximately $18 million of pre-November 7, 2002 trade payables have been suspended. See "Item 4.
Information on the Company - History and Development of the Company".

     The Company's principal sources of liquidity are cash on hand, the unused portion of its credit facility, cash flow generated from operations and working capital. At December 31, 2002 the Company had cash on hand of $22.6 million compared to $46.3 at the end of December 2001. The Company also had available to it the unused portion of its credit facility amounting to $36.6 million at December 31, 2002.

     Working capital used in operations was $66.9 million in 2002, compared to $104.3 million in 2001. After the change in non-cash working capital items, funds used in operating activities totalled $28.0 million in 2002 compared to funds provided by operations of $30.5 million in 2001.

     Financing activities, which in 2002 represented primarily the drawdown of the Company's operating credit facility, provided cash of $19.4 million. In 2001 financing activities, representing primarily the buy-back of senior notes, used cash of $24.1 million.

     Investing activities used cash of $15.0 million in 2002, compared to $33.2 million in 2001. Capital expenditures on property, plant and equipment aggregated $29.6 million in 2002 compared to $43.6 million in 2001. Approximately, $28.1 million of the capital expenditures in 2002 was for the construction of logging roads, timber development and logging equipment. Proceeds from the sale of non-core surplus assets was $14.3 million in 2002 compared to $11.0 million in 2001.

     See also our discussion under the heading "Overview - Going Concern".

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     The Company has in-house laboratories and testing facilities for its pulp segment and also uses the services and technical expertise of independent laboratories. Research and development in the solid wood segment is conducted primarily by the Company's employees at the Company's Saanich Forestry Centre (the "Centre") on Vancouver Island and at its Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964.

     The Centre has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides the Company with the ability to select and breed trees with superior growth and form that will improve the quality and quantity of timber produced overtime. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies the Company's requirements for most species of seedlings. The Company spent approximately $500,000 on research and development in 2002.

D.   TREND INFORMATION

CYCLICAL NATURE OF BUSINESS: COMPETITIVE POSITION

     The Company competes at both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and international. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

PRODUCT PRICING

     The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2002 and 2001 sales, respectively:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                       -----------------------------------
                                                           2002                 2001
                                                       -------------       ---------------
                                                             (THOUSANDS OF DOLLARS
                                                           EXCEPT PER SHARE AMOUNTS)
      Pulp - $50 per ADMT change
        EBITDA                                            $13,082            $ 15,048
        Net earnings                                        8,422               9,237
        Per share                                            0.20                0.22

      Lumber - $10 per thousand board feet change
        EBITDA                                            $ 5,909            $  6,735
        Net earnings                                        3,804               4,134
        Per share                                            0.09                0.09

FOREIGN CURRENCIES

     Since a significant amount of the Company's sales are conducted in international markets, its financial results are subject to foreign currency rate fluctuations. In particular, all of the Company's pulp sales are made in U.S. dollars, as are its lumber sales to the U.S. As a result, a significant amount of the Company's sales revenue is denominated in U.S. dollars, while a large proportion of its costs are in Canadian dollars. U.S. dollar based sales, expressed in Canadian dollars, were $490.7 million in 2002 and $563.9 million in 2001 representing 77% and 73% of total sales, respectively. The value of the Canadian dollar per U.S. $1.00 in 2002 and 2001 averaged 1.5700 and 1.5436, respectively.

     The following table illustrates the effect of changes in currency exchange rates on the Company's net earnings, based on 2002 and 2001 sales, respectively:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                       -----------------------------------
                                                            2002                2001
                                                       ---------------      --------------
                                                             (THOUSANDS OF DOLLARS
                                                           EXCEPT PER SHARE AMOUNTS)
      1% change in the U.S. dollar
        EBITDA                                            $ 4,907             $ 5,639
        Net earnings                                        3,159               3,630
        Per share                                            0.07                0.08

     All of the Company's long-term debt of $1.06 billion (U.S.$673 million) at December 31, 2002, is denominated in U.S. dollars. The year end exchange rate was 1.5776. A 1% change in the U.S. dollar has an effect of $10.6 million on the Company's debt when translated into Canadian dollars.

     The Company has in the past used forward foreign currency contracts to manage foreign currency exposure, as well as for speculative purposes. At December 31, 2002, the Company did not have any forward foreign currency contracts outstanding.

OTHER MATTERS

     The Company's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S. and Japan and the strength of world markets for NBSK pulp can all have a significant effect on the operations and results of the Company.

     Other factors which may affect the Company's operations and results are common to forestry companies in North America and particularly those in British Columbia, and are discussed below.

EXPORTS OF CANADIAN LUMBER TO THE U.S.

     Because the Company sells over 60% of its lumber into the U.S. market and because its sales include high value cedar and other non-commodity grade lumber, the impact of countervailing and antidumping duties described above is immense.

     The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Notwithstanding the duty rates established by USITC and USDOC, the final amount of countervailing and/or antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

TIMBER HARVESTING AND FIBRE SUPPLY

     The Provincial Government met its announced goal of protecting, through the establishment of parks, 12% of the land area of British Columbia from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2002. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's"), namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2003 and 2004.

     Through 2002 the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Joint Solutions Project. The latter sub-process has provided a mediated forum for communication and understanding between licencees, contractors and various environmental non-government organizations ("ENGO's") with interests in the Central Coast. A government extension of the LRMP timeline resulted in the provincial Chief Forester making a temporary AAC reduction of approximately 235,000 m(3) to two of the three Company tenures in the planning area.

     The Provincial Government brought the FOREST PRACTICES CODE OF BRITISH COLUMBIA ACT (the "Code") into force in 1995 and it became fully effective in mid-1997. The Code has had a significant impact on harvesting practices and has increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the Provincial Government announced a major re-write of the Code following public and industry consultation. In December 2002, two new statutes were passed. The FOREST STATUTES AMENDMENT ACT (No.2), 2002 c.76, made transitional changes to the existing Code and Forest Act. A new results-based code was introduced by the FOREST AND RANGE PRACTICES ACT, 2002, c.69. Bill 44-2003, the FORESTS STATUTES AMENDMENTS ACT (No. 2), further amends the Code and the FOREST AND RANGE PRACTICES ACT.

     It is not possible to gauge the impacts of these legislative changes until the accompanying regulations are published. The Provincial Government has indicated that the new regulations will focus on outcomes rather than mandated processes.

BRITISH COLUMBIA'S NEW FORESTRY LEGISLATION

     In March and again in May, 2003, the Government of British Columbia introduced legislation to effect the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas, among others (1) market pricing - for stumpage purposes (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities (3) auction-based pricing system - the awarding of timber-sale licenses using a competitive auction-based pricing system (4) cut control - the requirement for minimum cut volumes during control periods (5) industry rationalization through transfers of forest tenures, mergers and changes of control of licencees.

     The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licencees, including the Company, having crown cutting rights in excess of 200,000 m3 per year. About half of this AAC will then be redistributed for woodlots, community forests and First Nations. The other half will be sold at auction, as one of the primary stated objectives of this take-back is to increase the volume of wood available for auction sales in order to replace the current stumpage system with a market based timber pricing system. Compensation is to be paid for the tenure reductions, based on the value of the harvesting rights and improvements. However, the basis of valuation is to be set by regulation. The legislation provides for a period of up to three years for the tenure reductions to be negotiated and in the meantime harvesting is to continue as normal. Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the impact on stumpage rates of the new auction based stumpage system.

FORESTRY CAMPAIGNS

     Forestry campaigns directed by ENGO's were muted during 2002, due in part to the Central Coast engagement process that has focused all parties on a resolution of land use issues in that area. The fact that this engagement has also resulted in a significant short-term curtailment of harvesting on the Company's tenures within the planning area, has also contributed to the general quiet.

ENVIRONMENT

     The various operations of the Company are subject to a wide variety of environmental legislation and regulations. With the exception of particulate emissions under some circumstances at the Squamish kraft mill (where continuing investigations are underway), the Company believes that it generally complies with the various environmental laws.

     With respect to the pulp and paper industry, both the federal government and Provincial Government generally acknowledge that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The federal government is identifying "Criteria Air Contaminants" for which limits will be established. Included in the criteria air contaminants are, sulphur dioxide and particulate matter less than 10 microns and less than 2.5 microns. In addition, the federal government's primary initiative with respect to air quality improvement is greenhouse gas reduction (Kyoto Protocol). The Company cannot assess the costs of complying with these requirements at this time.

FIRST NATIONS LAND CLAIMS

     First Nations in British Columbia have made claims of ownership or interests in substantial portions of land in the Province and are seeking compensation from the government with respect to these claims. To address these claims, the governments of Canada and British Columbia instituted a tripartite negotiation process under the administration of a treaty commission. A British Columbia Treaty Commission was established to oversee the treaty negotiation process. Any settlements that may result from the tripartite negotiation process may involve a combination of cash and resources and grants of conditional rights to gather food on public lands and some rights of self-government. The effect of any treaties on timber tenure rights, including timber tenures of the Company, cannot be estimated at this time.

     In December, 1997, the Supreme Court of Canada held that the aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. The Court's decision did not apply to any particular lands and was stated in general terms. The Court held that aboriginal rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. It is not possible to determine how the general principles enunciated by the Court will be applied until subsequent decisions provide clarification. In addition, the effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined. The Company expects that consultations with First Nations and the process of obtaining operating authorizations from the government may be affected by the uncertainties created by the decision of the Supreme Court of Canada and resulting increased demands from First Nations. However, the Company believes that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and processes.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of the financial condition and results of operations, including the discussion of liquidity and capital resources, are based on the Company's consolidated financial statements. The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments. Actual results could differ from the estimates.

     The Company's judgements are based on management's assessment as to the effect certain estimates, assumptions or future trends or events may have on the financial condition and results of operations reported in the Company's consolidated financial statements. It is important that the reader of the Company's financial statements understand that actual results could differ from these estimates, assumptions and judgements. The following critical accounting policies require greater judgment and estimates used in the preparation of the consolidated financial statements.

     The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If the Plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

     Property, plants and equipment are initially recorded at cost. Expenditures for new facilities and those expenditures that substantially increase the useful lives of existing property, plants and equipment are capitalized as are interest costs associated with major capital projects. Depreciation of the pulp mill assets is provided on a unit-of-production basis over twenty-five years except for: (i) the modernized portion of the Squamish pulp mill which is over forty years; and (ii) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut. The estimated useful life of an asset is based on physical, technological, environmental and financial assumptions. Differences in assumptions could have a significant impact on the estimated useful life of an asset and the related expense for depreciation and amortization.

     Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Management evaluates its tax assets and liabilities on a periodic basis and timely adjusts these balances as appropriate. Management believes that it has adequately provided for its future tax consequences based upon current facts and circumstances and current tax law. However, should management's tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported through the Company's consolidated statement of operations.

     At December 31, 2002, the Company's net future tax assets (tax benefits expected to be realized in the future) have been fully offset by a valuation allowance as the Company is unable to demonstrate that it will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these future tax benefits. If these estimates and related assumptions change in the future, the Company may be required to adjust the value of its valuation allowance. Management believes that it is not currently more likely than not that the future tax assets will be realized, based on forecasted income. Management evaluates the future tax assets on a periodic basis and assesses the need for additional valuation allowances.

     The Company's long lived assets include the net book value of plants and equipment, timberlands and logging roads. The Company periodically evaluates long-lived assets for impairment. Recoverability of assets is measured by comparison of the carrying amount of an asset to the undiscounted net future cash flows expected to be generated by an asset. If future cash flows indicate the carrying value of an asset may not be recoverable, impairment exists, and the asset's book value is written down to its estimated realizable value. The evaluation involves estimating future cash flows from operations including estimating future sales volumes and prices and future operating costs. Differences in assumptions could have a significant impact on the determination of an impairment amount. As many of these assumptions are based on factors that are outside of the Company's control, external economic events in the future can materially impact the future cash flows derived from the Company's assets.

     The Company is responsible for the reforestation of the land from which timber is harvested. A substantial portion of the costs incurred to reforest occur within five years after the timber is harvested. The Company accrues for the total projected cost of reforestation as the timber is removed. Actual expenditures for reforestation are applied against this accrual when they are made. The estimate of projected costs includes assumptions on future costs, regulatory requirements and site performance. Differences in assumptions could have a significant impact on the projected costs of reforestation.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable yet.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

                                                                   PAYMENTS DUE BY PERIOD
------------------------------------- - ------------------------------------------------------------------------------
                                                          LESS THAN          1-3            3-5           MORE THAN
CONTRACTUAL OBLIGATIONS                    TOTAL            1 YEAR          YEARS          YEARS           5 YEARS
-------------------------------------   -------------    -------------   ------------    -----------    --------------
Long-Term Debt Obligations                 1,061,725                         864,525        197,200
Operating Lease Obligations                   15,653          4,866            6,434          3,346           1,007
                                        -------------    -------------   ------------    -----------    --------------
Total                                      1,077,378          4,866          870,959        200,546           1,007


G.   SAFE HARBOUR

     This report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

     ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles and By-Laws of the Company, he becomes disqualified to act as a director or is removed in accordance with the CBCA. Officers of the Company serve at the discretion of the Board.

     The following table sets out certain information as of June 20, 2003 concerning the directors and executive officers of the Company:

                                                                                                           DIRECTOR OR
NAME AND ADDRESS                       PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                           OFFICER SINCE
-----------------                      -----------------------------------------                           -------------
HARBANSE S. DOMAN ...................  Chairman of the Board of the Company; formerly President and          1955-99, 2000
Duncan, B.C.                           Chief Executive Officer of the Company (1)

JASPAUL H. DOMAN (2).................  President and Chief Executive Officer of the Company; formerly            1988
Cowichan Valley                        Manager, North American Lumber Sales of the Company (3)
Regional District, B.C.

JACOB BROUWER(4)(5)(6)(7)...........   Chairman of Brouwer Claims Canada & Co. Ltd.                              1985
West Vancouver, B.C.

IAN DANVERS(7)(8)....................  President, Camelback Travel Centre                                   1964-1983, 2002
Maricopa County, Arizona, U.S.A.

JOSEPH R. FRUMENTO (4)(5)(6)(7)        Consultant (9)                                                            1974
North Cowichan, B.C.

CHESTER A. JOHNSON(4)(5)(6)(7).......  Corporate Director; formerly Chairman of the Board of the             1982-85, 1990
Garibaldi Highlands, B.C.              Vancouver International Airport Authority

STUART D.B. SMITH (2)(6)(7)..........  Businessman                                                               2002
Kamloops, B.C.

ROGER STANYER (2)(5).................  Consultant; formerly Chairman and Chief Executive Officer of              2001
Duncan, B.C.                           Forest Renewal B.C.

PHILIP G. HOSIER ....................  Vice-President, Finance and Secretary of the Company; Chief               1999
Vancouver, B.C.                        Financial Officer of WFPL

RAMESH V. MANIAR ....................  Treasurer of the Company                                                  1999
Vancouver, B.C.

--------------------
(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board in February, 2001. He is subject to an enforcement order dated October 14, 1999 issued by the British Columbia Securities Commission ("BCSC") which, among other things, provides that certain exemptions under securities legislation are not available to him until October 25, 2009, prohibits him from acting as a director or officer of a reporting issuer other than the Company until October 25, 2009, and required him to pay the BCSC certain fees and charges incurred by the BCSC relating to the hearing.
(2)   Member of the Industrial Relations Committee.
(3) J.H. Doman was appointed President and Chief Executive Officer in February, 2001. J.H. Doman is the son of H.S. Doman.
(4)   Member of the Audit Committee.
(5)   Member of the Environmental, Risk and Public Policy Committee.
(6)   Member of the Governance and Compensation Committee.
(7) Member of the Special Committee of the Board constituted in connection with the restructuring of the Company.
(8) I. Danvers is the owner of a small travel agency, Camelback Travel Centre, which is currently subject to Chapter 11 proceedings in the U.S. due to a lawsuit.
(9)   J.R. Frumento was President of the Company from October, 1999 until
      June, 2000.

B.   COMPENSATION

     The aggregate amount of compensation (in the case of certain directors and officers, includes pension benefits as set out below) paid during the financial year ended December 31, 2002 to all directors and officers of the Company as a group for services in all capacities was approximately $2.75 million.

     The Company is required, under applicable securities legislation in Canada, to disclose to its securityholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

SUMMARY COMPENSATION TABLE

     The following table provides a summary of compensation paid during each of the last three financial years to the Chief Executive Officer of the Company who served in such capacity during the most recently completed financial year and the four most highly compensated executive officers (or person that served in a similar capacity), other than the Chief Executive Officer, who served in such capacity at the end of the most recently completed financial year as well as an additional individual that served in a similar capacity to an executive officer during the year but not at the end of the year. The Chief Executive Officer and the other individuals listed in the table below are referred to herein collectively as the "Named Executives". Specific aspects of this compensation are dealt with in detail in the tables to follow.

-----------------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                    -------------------------------------------------------------------------------
                                                                                      AWARDS               PAYOUTS
                                                                             --------------------------------------
                                                                             SECURITIES     RESTRICTED
                                                                                UNDER         SHARES
                                                                OTHER         OPTIONS/          OR                       ALL
                                                                ANNUAL          SARS          SHARE         LTIP        OTHER
NAME AND PRINCIPAL                   SALARY        BONUS     COMPENSATION(1)   GRANTED        UNITS        PAYOUTS  COMPENSATION(2)
POSITION                    YEAR      ($)           ($)           ($)            (#)           ($)           ($)         ($)
-----------------------------------------------------------------------------------------------------------------------------------
J.H. DOMAN(3)              2002      225,000      125,000         --            --            --            --          3,790
President and Chief        2001      214,370        --            --            --            --            --          3,264
Executive Officer of       2000      96,152        33,000         --            --            --            --          2,600
the Company
-----------------------------------------------------------------------------------------------------------------------------------
D. DYCK                    2002      136,538       35,000         --            --            --            --          1,987
General Manager,           2001      107,510       20,000         --            --            --            --          1,688
Sawmills of the Company    2000       97,381       20,000         --            --            --            --          1,742
-----------------------------------------------------------------------------------------------------------------------------------
B.S. FALLOWS               2002      163,200       19,000           521         --            --            --          4,669
Vice-President,            2001      163,200        --            1,041         --            --            --          4,121
Marketing and Sales,       2000      161,066       30,000         1,396         --            --            --          3,774
Western Pulp Inc.
-----------------------------------------------------------------------------------------------------------------------------------
P.G. HOSIER                2002      175,300       35,000         --            --            --            --          4,669
Vice-President, Finance    2001      168,300       25,000         --            --            --            --          3,452
and Secretary of the       2000      166,100       20,000         --            --            --            --          3,237
Company; Chief
Financial Officer of
Western Forest Products
Limited
-----------------------------------------------------------------------------------------------------------------------------------
J.V. LUKOSEVICIUS(4)       2002       81,875        --            --            --            --            --         96,657(5)
Vice-President and         2001      196,500        --            --            --            --            --          4,006
General Manager,           2000      193,833       90,000         --            --            --            --          3,686
Western Pulp Inc.
-----------------------------------------------------------------------------------------------------------------------------------
B. ZIMMERMANN              2002      178,560       20,000         --            --            --            --          4,598
General Manager,           2001      161,060       20,000         --            --            --            --          3,957
Western Forest Products    2000      146,608       20,000         --            --            --            --          3,596
Limited
-----------------------------------------------------------------------------------------------------------------------------------

------------------
(1) Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives. Amounts reported in this column refer to imputed interest on housing loans or housing benefits.
(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.
(3) J.H. Doman was appointed as President and Chief Executive Officer in February, 2001.

(4) Mr. Lukosevicius resigned as of May 31, 2002. Pursuant to an employment agreement between a subsidiary of the Company and J.V. Lukosevicius, Mr. Lukosevicius was entitled to be paid $185,000 per annum reviewable on an annual basis with a bonus at the discretion of the employer. Had Mr. Lukosevicius remained employed for the full year, his salary would have been $196,500. No termination payment was made to Mr. Lukosevicius pursuant to his employment agreement and the agreement has since been terminated.
(5) Amount reported includes vacation pay in the amount of $94,849. The remainder relates to the items disclosed in note 2.

See also "Item 6. Directors, Senior Management and Employees - Board Practices".

RETIREMENT PLANS

     The following tables set forth annual benefits that become payable under pension plans established by the Company and Western Forest Products Limited, a subsidiary of the Company. Table I sets forth information relevant to the Company's salaried employees' pension plan (the "DIL Plan") relating to benefits accruing payable to D. Dyck. D. Dyck is a member of the DIL Plan. As at December 31, 2002 D. Dyck had completed approximately 12.3 years of service with the Company.

                             TABLE I - THE DIL PLAN

----------------------------------------------------------------------------------------------------------------------
   PENSIONABLE                                              YEARS OF SERVICE
    EARNINGS       ---------------------------------------------------------------------------------------------------
       ($)               15               20               25              30               35               40
----------------------------------------------------------------------------------------------------------------------
     100,000           16,404           21,872           27,340          32,808           38,276           43,744
----------------------------------------------------------------------------------------------------------------------
     125,000           21,092           28,122           35,153          42,183           49,214           56,244
----------------------------------------------------------------------------------------------------------------------
     150,000           25,779           34,372           42,965          51,558           60,151           68,744
----------------------------------------------------------------------------------------------------------------------
     175,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------
     200,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------
     225,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------
     250,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------
     300,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------
     400,000           25,833           34,444           43,056          51,667           60,278           68,889
----------------------------------------------------------------------------------------------------------------------

     Under the DIL Plan, pensionable earnings equal the highest average earnings based upon a 60 consecutive month period over the last 120 months of pensionable service. Pension benefits are equal to 0.85% of pensionable earnings up to the yearly maximum pensionable earnings covered under the Canada Pension Plan and 1.25% of pensionable earnings above such level. Pension benefits as described above are not subject to any deduction or off-set in respect of Canada Pension Plan payments. If a Named Executive retires before age 65 his pension shall be reduced. Pensions are paid for life with a guarantee of at least five years of payment should the retired executive die within five years from retirement. Benefits payable under the DIL Plan are limited to the maximum amounts permitted under the ITA, currently set at $1,722 of annual pension for each year of credited service (the "ITA Limit").

     J.H. Doman, B.S. Fallows, P.G. Hosier and B. Zimmermann are members of the Western Forest Products Limited salaried employees pension plan (the "WFP Plan"). J.H. Doman and P.G. Hosier are also members of the Western Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). Prior to his resignation, J.V. Lukosevicius was a member of the WFP Plan and the WFP Supplementary Plan.

                             TABLE II - THE WFP PLAN

----------------------------------------------------------------------------------------------------------------------
   PENSIONABLE                                              YEARS OF SERVICE
    EARNINGS       ---------------------------------------------------------------------------------------------------
       ($)               15               20               25              30               35               40
----------------------------------------------------------------------------------------------------------------------
      100,000             24,981          33,308          41,635           49,962          58,289          66,616
----------------------------------------------------------------------------------------------------------------------
      125,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      150,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      175,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      200,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      225,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      250,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      275,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      300,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------
      400,000             25,833          34,444          43,056           51,667          60,278          68,889
----------------------------------------------------------------------------------------------------------------------

     Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. If a member retires before age 60, his pension will be reduced. If a member retires before age 65, he will receive a bridging benefit which ranges from $2,991 to $9,384 for the range of salaries and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the ITA, currently set at the ITA Limit.

     The WFP Supplementary Plan provides a pension supplement to eligible members of the WFP Plan in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply.

     As at December 31, 2002, J.H. Doman had completed and been credited with approximately 21 years of pensionable service, B. Zimmermann had completed and been credited with approximately 8.8 years of pensionable service, B.S. Fallows had completed approximately 6.4 years of pensionable service and P.G. Hosier had completed approximately 23.3 years of pensionable service. J.V. Lukosevicius had completed and been credited with approximately 20.9 years of pensionable service as at the date of his resignation.

                            TABLE III -- THE WFP PLAN
                   (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

----------------------------------------------------------------------------------------------------------------------
   PENSIONABLE                                              YEARS OF SERVICE
    EARNINGS       ---------------------------------------------------------------------------------------------------
       ($)               15               20               25              30               35               40
----------------------------------------------------------------------------------------------------------------------
      100,000             24,981          33,308          41,635           49,962          58,289          66,616
----------------------------------------------------------------------------------------------------------------------
      125,000             32,106          42,808          53,510           64,212          74,914          85,616
----------------------------------------------------------------------------------------------------------------------
      150,000             39,231          52,308          65,385           78,462          91,539         104,616
----------------------------------------------------------------------------------------------------------------------
      175,000             46,356          61,808          77,260           92,712         108,164         123,616
----------------------------------------------------------------------------------------------------------------------
      200,000             53,481          71,308          89,135          106,962         124,789         142,616
----------------------------------------------------------------------------------------------------------------------
      225,000             60,606          80,808         101,010          121,212         141,414         161,616
----------------------------------------------------------------------------------------------------------------------
      250,000             67,731          90,308         112,885          135,462         158,039         180,616
----------------------------------------------------------------------------------------------------------------------
      275,000             74,856          99,808         124,760          149,712         174,664         199,616
----------------------------------------------------------------------------------------------------------------------
      300,000             81,981         109,308         136,635          163,962         191,289         218,616
----------------------------------------------------------------------------------------------------------------------
      325,000             89,106         118,808         148,510          178,212         207,914         237,616
----------------------------------------------------------------------------------------------------------------------
      350,000             96,231         128,308         160,385          192,462         224,539         256,616
----------------------------------------------------------------------------------------------------------------------
      375,000            103,356         137,808         172,260          206,712         241,164         275,616
----------------------------------------------------------------------------------------------------------------------
      400,000            110,481         147,308         184,135          220,962         257,789         294,616
----------------------------------------------------------------------------------------------------------------------

     See Note 17(f) of the annual consolidated financial statements under "Item
17. Financial Statements" for further information on the Company's retirement plans, including information relating to amounts set aside or accrued for pension benefits.

EMPLOYMENT CONTRACTS

     As of the date hereof, there are no written employment agreements between the Company or any of its subsidiaries and a Named Executive.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has in place an incentive stock option plan which was established in 1993. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Company and its shareholders.

The board of directors of the Company has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with provisions of the incentive stock option plan. To assist in determining terms and conditions for each grant, the Governance and Compensation Committee of the Company reviews available market information for comparative groups and reviews the terms and total number of options issued in the past, as well as the numbers of options outstanding at any given time. Grant sizes allocated to individuals are based on individual salary level and performance. The Company did not issue any options under its incentive stock option plan during the financial year ended December 31, 2002.

     As at June 20, 2003, the Company has no stock options outstanding under its incentive stock option plan.

     The following table sets forth aggregate option exercises during the financial year ended December 31, 2002 by the Named Executives and December 31, 2002 option values.

-----------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED
                        SECURITIES                         UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
NAME                    ACQUIRED ON     AGGREGATE VALUE    DECEMBER 31, 2002              DECEMBER 31, 2002
                        EXERCISE        REALIZED           EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE(2)
                        (#)             ($)                (#)                            ($)
-----------------------------------------------------------------------------------------------------------------------
J.H. Doman                 NIL               N/A                   35,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------
D. Dyck                    NIL               N/A                   15,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------
J.V. Lukosevicius          NIL               N/A                   35,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------
B.S. Fallows               NIL               N/A                   20,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------
P.G. Hosier                NIL               N/A                   15,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------
B. Zimmermann              NIL               N/A                   10,000/NIL                      NIL/NIL
-----------------------------------------------------------------------------------------------------------------------

------------------
(1)  All outstanding unexercised options expired as at March 31, 2003.
(2) The closing price for the Class A Common Shares and Non-Voting Shares on December 31, 2002 was $0.61 and $0.21, respectively.

COMPENSATION OF DIRECTORS

     Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2002, the annual retainer fee paid to such directors was $20,000. The chairman of any committee of the Board receives an additional fee of $3,000 per annum and directors receive a fee of $1,000 per day for director and committee meetings attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

     The directors and former directors were paid the following amounts as directors' fees for the year ended December 31, 2002:

     J. Brouwer                                       $ 60,000
     H.S. Doman                                         34,000
     I. Danvers(1)                                      27,000
     F. Dunleavy(2)                                     23,000
     J.R. Frumento                                      54,000
     C.A. Johnson                                       61,000
     H. Merlo(3)                                        22,000
     R. Stanyer                                         40,000
     S.D.B. Smith(4)                                    35,000
-------------
(1)   I. Danvers was appointed a director on July 10, 2002.
(2)   F. Dunleavy ceased to be a director on June 7, 2002.
(3)   H. Merlo ceased to be a director on June 7, 2002.
(4)   S.D.B. Smith was appointed a director on June 7, 2002.

     H.S. Doman also received an annual retainer of $65,000 for acting as Chairman of the Board, medical benefits in the amount of $2,968, housing benefits in the amount of $13,500 and pension benefits in the amount of $375,841.

     An agreement exists between a subsidiary of the Company and C.A. Johnson for consulting services provided by Mr. Johnson relating to the Company's pulp operations. Under the agreement, Mr. Johnson is paid consulting fees in the amount of $50,000 per annum until November, 2003. J.R. Frumento and R. Stanyer were paid $109,200 and $50,925 in consulting fees in 2002, respectively. J.R. Frumento also received pension benefits in the amount of $22,500.

     Directors of the Company are also eligible to participate in the Company's incentive stock option plan. No options under the incentive stock option plan are held by directors of the Company in their capacities as directors.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

     There was no indemnification payable for the financial year ended December 31, 2002 to directors or officers of the Corporation.

     The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $100,000 deductible loss payable by the Corporation. The premium, in the amount of $216,225, was paid by the Corporation for the period from June 15, 2002 to July 23, 2003.

C.   BOARD PRACTICES

     The members of the Board and senior management are set out under "Item 6. Directors, Senior Management and Employees - Directors and Senior Management". As noted thereunder each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles and By-Laws of the Company, he becomes disqualified to act as a director or is removed in accordance with the CBCA. Officers of the Company serve at the discretion of the Board. See above for the period that each member of the Board and senior management held office. Also see "Item 6. Directors, Senior Management and Employees - Compensation" for a description of director service contacts.

     The Board is responsible for the supervision of the management of the Company's business and affairs. Responsibilities not specifically delegated to senior management or committees of the Board remain those of the Board as a whole, including responsibility for: (1) the appointment of the chief executive officer and senior management of the Company; (2) the development and monitoring of long-term strategic planning, including business risk identification and management and succession planning; (3) the review and monitoring of financial performance; (4) the review and monitoring of the Company's communication policy and internal control and management systems; (5) the establishment and supervision of committees relating to key areas of the Company's business and affairs; and (6) the establishment and monitoring of short-term operational plans.

     The Board reviews the performance of the senior management of the Company and its subsidiaries on an annual basis. The Board expects senior management to perform to a standard comparable to or greater than that demanded of senior management of similar companies in the forest industry in British Columbia. Senior management of the Company and its subsidiaries are responsible for day-to-day operational management. Prior Board approval is required in connection with matters that the Company deems significant such as major acquisitions or divestitures, significant amendments to the Company's credit facilities, significant financings or changes to the Company's strategic objectives.

     The Vice-President, Finance is responsible for overseeing the Company's shareholder and Note holder relations program. The Company attempts to respond to individual shareholder and Note holder concerns as they arise and makes senior management available to analysts and fund managers who represent Shareholders or Note holders or who are involved in the dissemination of information to shareholders or Note holders.

     The Board has adopted corporate governance guidelines which, among other things, describe the duties and responsibilities of the Chairman of the Board, Chief Executive Officer and Board members. As the majority of the current Board members have been on the Board or otherwise involved with the business of the Company for significant periods of time, the Board has not needed a formal process for the orientation of new Board members. The Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board has in place a policy whereby individual directors may, subject to approval by the Governance and Compensation Committee, engage outside advisers at the Company's expense.

     The Board also has access to and reviews committee recommendations in fulfilling its mandate. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

BOARD COMMITTEES

     The Board has established four committees of directors, being the Governance and Compensation Committee, the Audit Committee, the Environmental Committee and the Industrial Relations Committee. In addition, in connection with the restructuring of the Company, the board appointed a Special Committee of the Board composed of S.D.B. Smith, J. Brouwer,

J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including potential debt restructuring. S.D.B. Smith is the Chair of the Special Committee. See "Item 4. Information on the Company - History and Development of the Company - Recent Developments and Restructuring Efforts".

GOVERNANCE AND COMPENSATION COMMITTEE

     The Governance and Compensation Committee of the Company is currently comprised of J. Brouwer, J.R. Frumento, C.A. Johnson and S.D.B. Smith, who are all directors of the Company. S.D.B. Smith is Chairman of the Committee. None of the members of the Committee were officers, employees or former officers of the Company or any of its subsidiaries, except J.R. Frumento and C.A. Johnson. J.R. Frumento was formerly the President of the Company from October, 1999 until June, 2000. C.A. Johnson was formerly the Chief Executive Officer of Western Pulp Inc. from April 1987 to June 1993.

     The Governance and Compensation Committee is responsible for proposing prospective Board nominees, developing the Company's corporate governance policies and assessing the effectiveness of the Board, committees of the Board and individual directors, and reporting to the Board with respect to these matters. It is also responsible for the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company, reporting to the Board in connection with compensation (both executive officers and directors) and reporting on executive compensation as provided herein.

     The Governance and Compensation Committee has determined that four of the Company's eight directors are "unrelated directors". Such directors have no interest, business or other relationship with the Company, or its significant shareholder, which could reasonably be perceived to materially interfere with their ability to act solely in the best interests of the Company. H.S. Doman, is a major shareholder of the Company and as such a related director. J.H. Doman is the President of the Company and as such a related director. Both J.R. Frumento and C.A. Johnson are former officers of the Company or a subsidiary and are consultants to the Company. Each of the Company's committees is comprised of both related and unrelated directors. The Company believes that the composition of the Board fairly represents the interests of Shareholders other than its significant shareholder.

     As noted above, the Board has appointed a Special Committee in connection with the restructuring of the Company. With the exception of dealing with compensation as discussed below, matters that would under normal circumstances be addressed by the Governance and Compensation Committee have been and are expected to continue to be dealt with by the Special Committee.

     The Governance and Compensation Committee is responsible for, among other things, the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company. The Committee meets periodically to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

     EXECUTIVE COMPENSATION POLICIES

     The Committee's policy is that executive officers of the Company, including the Chief Executive Officer and other Named Executives, should under normal circumstances be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

     The Company's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Governance and Compensation Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position. The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in one or more pension plans and, under normal circumstances, in an incentive stock option plan (long-term incentives).

     Also under normal circumstances, the Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Company's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. The Chief Executive Officer does not participate in discussions or review relating to his own compensation.

     During the most recently completed financial year, the Company operated under severe financial constraints, culminating, as noted above, in the Company seeking a protective order under the CCAA pursuant to an agreement with the Noteholders Group on the principal terms and conditions of a Plan. Since under the Plan the existing Board would be replaced, pending the approval and implementation of the Plan, the Committee has departed from its normal practice and determined to maintain, as far as practicable, existing compensation levels. The Initial Order provides in any event, that increases in compensation require the approval of KPMG LLP, the Monitor appointed under the Initial Order, and the Noteholders Group.

     As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility.

     The Committee determined that all bonuses awarded should be consistent with bonus levels in previous years and, in determining bonus levels for the most recently completed financial year the Committee took into account that the executive team had performed as expected and:

     o met the challenges of operating under difficult financial circumstances, including substantial disruption of normal operations by reason of the CCAA process with regard to dealings with employees, customers and suppliers, and

     o met the Company's goals of achieving significant reductions in operating costs.

The bonuses have been approved by the Monitor and the Noteholders Group.

     The Company also has in place an incentive stock option plan. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Company and its Shareholders. The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan. The Company did not issue any options under the incentive stock option plan during 2002.

     In recent years, the Company's share price performance has resulted in the Company's issued stock options being exercisable at prices in excess of the market price of the Company's shares. The Company has not sought to reprice existing stock options or issue new stock options at current market prices.

     CEO COMPENSATION

     The Committee's policy is that the salary of the Chief Executive Officer should, under normal circumstances, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Company, publicly held. In assessing compensation paid to the Chief Executive Officer, the Committee also reviews available industry data relating to such companies. The Chief Executive Officer's bonus for the most recently completed financial year and his salary increase for the current year (an increase from $225,000 to $260,000 per year) was granted in recognition of his contribution to the achievement of the Company's goals in operating cost reductions and his role in assisting the Special Committee appointed by the Board in connection with the restructuring, in developing the Plan and in respect of the salary increase to reflect inflation adjustments. With this increase his total compensation package is below the median of comparable forest product companies. The bonus and salary increase have been approved by the Monitor and the Noteholders Group.

AUDIT COMMITTEE

     The Audit Committee is currently composed of J. Brouwer, J.R. Frumento and C.A. Johnson. C.A. Johnson is the Chair of the Audit Committee. In addition to its statutory duties, the Audit Committee is responsible for reviewing and reporting to the Board with its recommendations in connection with all external financial reporting. The Audit Committee also reports to the Board, from time to time, with respect to internal audit and accounting procedures. The Audit Committee meets with the external auditors separately from management to review specific issues as appropriate and also receives written reports from the external auditors. The Audit Committee is comprised only of non-management directors.

ENVIRONMENTAL, RISK AND PUBLIC POLICY COMMITTEE

     The Environmental Committee is currently composed of J. Brouwer, J.R. Frumento, C.A. Johnson and R. Stanyer. J. Brouwer is the Chair of the Environmental Committee. The Environmental Committee liaises with management and reports to the Board in connection with the Company's environmental management system and environmental issues that may arise from time to time. It also performs risk analyses and assessments relating to the Company's business practices and public policy and reports to the Board with respect to these matters. See also "Item 4. Information on the Company - Business Overview - Environment".

INDUSTRIAL RELATIONS COMMITTEE

     The Industrial Relations Committee is currently composed of J.H. Doman, S.D.B. Smith and R. Stanyer. R. Stanyer is the Chair of the Industrial Relations Committee. The Industrial Relations Committee liaises with management and provides advice to the Chief Executive Officer in respect of union contract negotiations.

D.   EMPLOYEES

     The following table sets out the average number of employees employed by the Company for each of the last years ended December 31, 2002, 2001 and 2000, and the average number of employees employed in the pulp segment and in the solid wood segment for the same period.

     AVERAGE NO. OF EMPLOYEES                  2002       2001        2000
     Total ..........................         2,400      2,700       2,700
     Pulp Segment ...................           750        800         800
     Solid Wood......................         1,600      1,900       1,900

     See also "Item 4. Information on the Company - Business Overview - Human Resources".

E.   SHARE OWNERSHIP

     The following table sets forth information, as of June 20, 2003, concerning the beneficial ownership of the Company's Class A Common Shares and Non-Voting Shares by each of the directors and Company's Named Executives.

                                                                                                              PERCENTAGE OF
                                                                               NUMBER OF                       ISSUED CLASS
NAME OF BENEFICIAL OWNER                                                        SHARES                         OF SHARES(1)
                                                                               ---------                      -------------
H.S. DOMAN(2) .................................................3,416,248 Class A Common Shares and               71.5%
                                                               5,316,089 Non-Voting Shares                       14.1%
J.H. DOMAN ....................................................230,116 Non-Voting Shares                          0.6%
J. BROUWER ....................................................550 Class A Common  Shares and                     0.0%
                                                               1,000 Non-Voting Shares                            0.0%
I. DANVERS ....................................................1,000 Class A Common Shares and                    0.0%
                                                               24,000 Non-Voting Shares                           0.0%
J.R. FRUMENTO .................................................600 Class A Common Shares and                      0.0%
                                                               130,272 Non-Voting Shares                          0.3%
C.A. JOHNSON ..................................................51,138 Non-Voting Shares                           0.1%
S.D.B. SMITH ..................................................1,000 Class A Common Shares and                    0.0%
                                                               10,000 Non-Voting Shares                           0.0%
R. STANYER(3) .................................................10,000 Non-Voting Shares                           0.0%
D. DYCK .......................................................no shares held                                      --
B.S. FALLOWS ..................................................1,000 Non-Voting Shares                            0.0%
B. ZIMMERMANN .................................................16,300 Non-Voting Shares                           0.0%
P. G. HOSIER ..................................................10,000 Non-Voting Shares                           0.0%
R. V. MANIAR(4) ...............................................no shares held                                      --

------------------
(1)  Rounded up to the nearest first decimal place.
(2) See also "Item 7. Major Shareholders and Related Transactions - Major Shareholders".
(3)  The spouse of R. Stanyer owns an additional 1,900 Non-Voting Shares.
(4)  The spouse of R.V. Maniar holds 2,500 Non-Voting Shares.

     As at June 20, 2003, 3,150 Class A Common Shares or less than 1% of the Class A Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers set out above of the Company as a group, excluding H.S. Doman. H.S. Doman, beneficially owned, directly or indirectly, 3,416,248 Class A Common Shares or approximately 71.5% of the Class A Common Shares outstanding as at June 20, 2003.

     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     To the knowledge of the directors and senior officers of the Company as of the date hereof, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the Company's outstanding voting shares comprised of the Class A Common Shares and the Class A Preferred Shares, Series 4.

                                                                               NO. OF CLASS A
                                                                          COMMON SHARES OR CLASS A          PERCENTAGE OF ISSUED
TITLE OF CLASS                      IDENTITY OF PERSON OR GROUP       PREFERRED SHARES, SERIES 4 OWNED          VOTING SHARES
--------------                      ---------------------------       --------------------------------          -------------
Class A Common Shares              H.S. Doman                                   3,416,248(1)                        56.4%
Class A Preferred Shares           TD Asset Management Inc.                     1,281,526(2)                        21.2%

------------------
(1) Comprised of 2,275,212 Class A Common Shares owned by Cedar Chines Holdings Limited ("Cedar"), 1,108,316 Class A Common Shares owned by Darcia Holdings Limited ("Darcia") and 32,720 Class A Common Shares owned by H.S. Doman. This represents approximately 71.5% of the outstanding Class A Common Shares. In addition, H.S. Doman owns an aggregate of 5,316,089 Non-Voting Shares, of which 1,222,029 Non-Voting Shares are owned by Darcia, 3,633,760 Non-Voting Shares are owned by Cedar, 318,500 Non-Voting Shares are owned by 1259 Holdings Ltd. ("1259") and 141,800 are owned by H.S. Doman. H.S. Doman is the holder of all of the issued and outstanding shares of Darcia, Cedar and 1259. 173,500 Non-Voting Shares are held by an associate of H.S. Doman.
(2) TD Asset Management Inc. manages the 688,820 Class A Preferred Shares, Series 4, on behalf of TD Securities Inc. and 592,706 Class A Preferred Shares, Series 4, on behalf of Tordom Company, representing 53.75% and 46.25% of the outstanding Class A Preferred Shares, Series 4, respectively.

     The Class A Preferred Shares, Series 4, are entitled to vote at a meeting if the Company fails to pay dividends on the shares for 24 consecutive months. Thereafter and until no dividends are in arrears, holders of Class A Preferred Shares, Series 4, are entitled to vote at the meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors, subject to the conditions set out in the Company's Articles. The Company has deferred the payment of quarterly cumulative dividends on Class A Preferred Shares, Series 4 from December 1, 1998.

     The Non-Voting Shares have "coat-tail" provisions attached to them as provided for in the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Common Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of the Class A Common Shares. The deemed conversion will not occur, however, if in general terms, (i) less than 50% of the outstanding Class A Common Shares are tendered in acceptance of the Offer, or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Common Shares on their behalf, hold at least 20% of the outstanding Class A Common Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coattail" provisions becoming operative by their terms.

     As of May 12, 2003, approximately 1.2% of Class A Common Shares were held by 13 registered shareholders resident in the U.S., approximately 5% of the Non-Voting Shares were held by 25 registered shareholders resident in the U.S., and none of the Class A Preferred Shares, Series 4 were held by shareholders resident in the U.S.

     See "Item 4. Information on the Company - History and Development of the Company" for a discussion of the restructuring efforts and CCAA proceedings.

B.   RELATED PARTY TRANSACTIONS

     As at June 20, 2003, the aggregate indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) of all present and former officers, directors and employees of the Company or any of its subsidiaries amounted to $18,933. The following table sets forth the indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) incurred by present and former officers, directors and employees of the Company and its subsidiaries during the financial year ended December 31, 2002.

----------------------------------------------------------------------------------------------------------------------
                                                             LARGEST AMOUNT OUTSTANDING
                                     INVOLVEMENT OF THE      DURING FINANCIAL YEAR        AMOUNT OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION          COMPANY OR SUBSIDIARY   ENDED DECEMBER 31, 2002 ($)  JUNE 20, 2003 ($)
----------------------------------------------------------------------------------------------------------------------
V.R. Woods
Formerly Vice-President, Logging
of the Company; formerly
Vice-President and General                   Lender                  267,750(1)                      0(1)
Manager, Western Forest Products
Limited
----------------------------------------------------------------------------------------------------------------------
B.S. Fallows
Vice-President, Marketing and                Lender                   18,933(2)                    18,933(2)
Sales, Western Pulp Inc
----------------------------------------------------------------------------------------------------------------------

------------------
(1) Interest free housing loan secured against the borrower's residence repayable on the earlier of the date on which employment with the Company or a subsidiary of the Company ceases and March 31, 2007. Effective August 1, 2001, Mr. Woods' employment with the Company ceased. Matters regarding Mr. Woods' severance have been resolved and the funds to repay the loan held in trust have been applied to repay the loan.
(2) Interest free housing loan repayable in annual instalments of $9,466.66 matured on August 1, 2002. As of the date hereof, the loan has not yet been repaid. The loan is unsecured but may, at the option of the lender, become secured against the borrower's residence.

     See also Note 16 of the annual consolidated financial statements under "Item 17. Financial Statements".

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

     ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 17. Financial Statements" for financial statements filed as part of this annual report.

LEGAL PROCEEDINGS

     See "Item 4. Information on the Company - History and Development of the Company - Recent Developments and Restructuring Efforts - CCAA Proceedings" for a discussion of the background and status of the CCAA proceedings.

     The Company is also subject to routine litigation incidental to its business but does not anticipate that the outcome of such litigation will have a material adverse effect on its business or financial condition.

     In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from a change in the calculation of royalty fees for TLs which was implemented in 1995. It is anticipated that the case will proceed to trial in 2003. As at December 31, 2002, the Company estimates it has paid additional fees of $70 million on its TLs as result of this policy change.

     In May, 2001, the Company filed two lawsuits against the Provincial Government. In the first lawsuit, the Company alleges that it entered into a binding agreement with the Government to sell interests in two timber tenures. In the second lawsuit the Company alleges that it has been harmed by the administration of the stumpage system which has forced the Company to pay higher rates of stumpage than other companies for timber of similar value.

     In April, 2002, the Company commenced a law suit against the Provincial Government in respect of the assistance package provided to Skeena Cellulose pulpmill by the Province.

     In April, 2003, the Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice mill.

     See also "Item 4. Information on the Company - Business Overview - Property, Plants and Equipment".

EXPORT SALES

     See "Item 4. Information on the Company - Business Overview - Sales, Marketing and Distribution".

DIVIDEND INFORMATION

     The payment of dividends on the Equity Shares is at the discretion of the Board and depends on the financial condition of the Company, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. In 1996, a cash dividend of $0.10 per Equity Share was paid. The quarterly cash dividends on the Equity Shares were suspended in the third quarter of 1996 by the Board in order to preserve cash.

     The following table shows the dividends paid per share by the Company in each of the last five years:

                                                                                   YEARS ENDED DECEMBER 31,
                                                                  -------- --- ------- --- -------- --- -------- --- --------
                                                                   2002         2001        2000         1999         1998
                                                                  --------     -------     --------     --------     --------
Class A Preferred Shares, Series 4 ......................           --          --           --           --          3.00
Class A Common Shares ...................................           --          --           --           --           --
Non-Voting Shares........................................           --          --           --           --           --

     The Company's Class A Preferred Shares, Series 4 are entitled to dividends in priority to the payment of dividends on the other classes of shares. As of June 20, 2003, 1,281,526 Class A Preferred Shares, Series 4 were outstanding and entitled to cumulative variable dividends. The dividend rate on the Class A Preferred Shares, Series 4 is 6% or $3.8 million per annum until January 31, 2004. Thereafter, the dividend rate will be the greater of: (i) 6%; and (ii) one-half of bank prime rate plus 1%. The Company has deferred dividend payments on the Class A Preferred Shares, Series 4 since December, 1998.

     The Noteholder Agreements each contain covenants limiting certain Restricted Payments (as defined in the Noteholder Agreements), including the payment of dividends on Equity Shares (other than stock dividends). The Noteholder Agreements provide, among other things, that the Company will not make a Restricted Payment unless: (i) no default has occurred and is continuing;
(ii) the Company meets the fixed charge coverage ratios in the Noteholder Agreements; and (iii) such Restricted Payment along with all other Restricted Payments is less than the aggregate amount of Restricted Payments permitted pursuant to a ratio as set forth in the Noteholder Agreements.

B.   SIGNIFICANT CHANGES

     As noted above, on November 7, 2002, the Company was granted a stay of proceedings under the CCAA. See "Item 4. Information on the Company - History and Development of the Company - Recent Developments and Restructuring Efforts - CCAA Proceedings".

     In March, 2002, the Company replaced the revolving credit facility established in 2001 with a new secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory.

     Except as stated above and as otherwise disclosed herein, there are no other significant changes.

     ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAIL

     Not applicable except 9.A.4.

     The following table sets forth the annual, quarterly and monthly high and low sales prices of the Class A Common Shares and the Non-Voting Shares on the Toronto Stock Exchange ("TSX") for the periods indicated:

                                                                            CLASS A COMMON SHARES           NON-VOTING SHARES
                                                                            HIGH            LOW            HIGH           LOW
ANNUAL HIGHS AND LOWS
1998..................................................................      7.85            1.70           7.70           1.25
1999..................................................................      4.35            1.90           2.77           1.55
2000..................................................................      3.00            0.80           2.33           0.52
2001..................................................................      1.30            0.30           0.92           0.25
2002 .................................................................      0.85            0.18           0.66           0.17

QUARTERLY HIGHS AND LOWS
2001
First Quarter.........................................................      1.30            0.77           0.85           0.45
Second Quarter........................................................      1.12            0.75           0.92           0.40
Third Quarter.........................................................      0.80            0.30           0.55           0.25
Fourth Quarter........................................................      0.75            0.50           0.63           0.25
2002
First Quarter.........................................................      0.85            0.30           0.66           0.26
Second Quarter........................................................      0.60            0.20           0.36           0.17
Third Quarter ........................................................      0.58            0.18           0.47           0.18
Fourth Quarter .......................................................      0.70            0.25           0.42           0.17
2003
First Quarter.........................................................      0.74            0.31           0.35           0.20

MONTHLY HIGHS AND LOWS
2002
December..............................................................      0.70            0.44           0.27           0.17
2003
January...............................................................      0.70            0.61           0.35           0.21
February..............................................................      0.70            0.50           0.34           0.25
March.................................................................      0.74            0.31           0.32           0.20
April.................................................................      0.38            0.38           0.26           0.20
May...................................................................      0.38            0.32           0.25           0.18
June 1 - 20...........................................................      0.45            0.30           0.24           0.18

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     The Class A Common Shares and the Non-Voting Shares of the Company are listed for trading on the TSX under the stock symbols DOM.A and DOM.B, respectively.

     There is currently no organized public market for the Class A Preferred Shares, Series 4, or the Notes and the Company does not intend to apply for the listing of the Class A Preferred Shares, Series 4, or the Notes on any securities exchange.

D.   SELLING SHAREHOLDER

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSES OF ISSUER

     Not applicable.

     ITEM 10.     ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   ARTICLES AND BYLAWS

     The Company is organized under the laws of Canada, and has been assigned corporation number 405613-2.

     The Company's Articles and Bylaws do not contain a description of its objects and purposes. We may perform any and all corporate activities permissible under the laws of Canada.

     The Company's Articles and Bylaws do not restrict a director's power to vote compensation to themselves or any other members of their body in the absence of an independent quorum or to exercise borrowing powers. Directors who have an interest in a contract or transaction must declare their interest and shall not vote in respect of such contract or transaction, but they are still counted in the quorum present. There is no mandatory retirement age for the Company's directors and the directors are not required to own securities of the Company in order to serve as directors.

     The Company's authorized capital consists of class A preferred shares, class B preferred shares, Class A Common Shares and Non-Voting Shares. As of the date hereof, the Company has authorized capital consisting of (i) 5,000,000 class A preferred shares with 1,000,000 designated as 7% class A cumulative redeemable convertible preferred shares, series 2 (the "Series 2 Shares"), 1,000,000 as class A cumulative redeemable convertible preferred shares, series 3 (the "Series 3 Shares") and 1,500,000 as class A cumulative redeemable preferred shares, series 4 (the "Class A Preferred Shares, Series 4"), (ii) 100,000 class B cumulative redeemable preferred shares (the "Class B Preferred Shares"), (iii) an unlimited number of class A common shares designated as Class A Common Shares (the "Class A Common Shares), and (iv) an unlimited number of class B non-voting shares with an unlimited number designated as series 2 (the "Non-Voting Shares").

     Holders of the Class A Common Shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of the Company upon dissolution. The Class A Common Shares are convertible at any time into the Non-Voting Shares on a one-for-one basis.

     The Non-Voting Shares are entitled to receive notices of all meetings of shareholders and to attend such meetings but are not entitled to vote at such meetings. Unless the Company subdivides or consolidates the Non-Voting Shares, the Company may not subdivide or consolidate the Class A Common Shares. The Non-Voting Shares and Class A Common Shares have the same rights to dividends and to receive the remaining property of the Company on dissolution.

     If an offer is made to purchase the Class A Common Shares to all or substantially all of the holders, the Non-Voting Shares will be deemed to be Class A Common Shares for the purposes of the offer. However, the Non-Voting Shares will not be deemed to have been converted into Class A Common Shares if
(i) less than 50% of the Common Shares are tendered to the offer, (ii) at the time of the offer an offer on the same terms is also made to holders of Non-Voting Shares, (iii) the offer is abandoned, withdrawn or expires and no Class A Common Shares are taken up and paid for, or (iv) a certificate is signed by H.S. Doman stating that he, his descendants, and companies and trusts controlled by them which in total control at least 20% of the Common Shares, will not accept the offer.

     The Company's class A preferred shares may be issued in one or more series and the directors may fix the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. The Company's class A preferred shares only have voting rights if the Company fails to pay an annual dividend at the stated rate for a period of not less than 24 consecutive months. After this period and until there are no dividends in arrears, holders of the class A preferred shares will be able to use their votes to elect the number of directors specified in the Company's Articles, voting as a class separately from all other shares.

     The Company's class A preferred shares of each series rank on a parity with the class A preferred shares of any other series and are entitled to a preference over all the Company's other shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company. The Class B Preferred Shares are entitled to a preference over the Class A Common Shares and the Non-Voting Shares. The Non-Voting Shares rank on a parity with the Class A Common Shares.

     Holders of the Series 2 Shares are entitled to dividends of $1.75 per share per annum. The Series 2 Shares are redeemable at the Company's option at a price of $25 per share. The conversion right for the Series 2 Shares terminated on May 31, 1994.

     Holders of the Series 3 Shares are entitled to variable dividends calculated as specified in the Company's Articles. The Series 3 Preferred Shares are redeemable at the Company's option at a price which is the greater of $50 and the market value per Series 3 Shares of the Non-Voting Shares which would have been issued if the Series 3 Shares were converted. The Series 3 Preferred Shares are also convertible into such number of Non-Voting Shares as is specified in the Company's Articles at any time.

     Holders of the Class A Preferred Shares, Series 4, are entitled to variable dividends calculated as specified in the Company's Articles. The Series 4 Shares are redeemable at the Company's option at a price of $50 per share.

     On liquidation, dissolution or winding-up of the Company, holders of the Series 2 Shares are entitled to $25 per share and the Series 3 Shares and Class A Preferred Shares, Series 4, are entitled to $50 per share, together with any accrued and unpaid dividends.

     Holders of the Class B Preferred Shares are entitled to dividends at a rate of 10% of the issue price both before and after the due date. The Class B Preferred Shares are redeemable at the Company's option at a price of $1,000 per share. On liquidation, dissolution or winding-up of the Company, holders of the Class B Preferred Shares are entitled to $1,000 per share together with any accrued and unpaid dividends. The Class B Preferred Shares are only entitled to vote at a meeting if the Company fails to pay dividends to the Class B Preferred Shares for 24 consecutive months. Thereafter and until no dividends are in arrears, holders of the Class B Preferred Shares are entitled to one vote per share.

     Subject to the provisions of the CBCA, the provisions in the Company's Articles attaching to the Class A Common Shares, Non-Voting Shares and Class B Preferred Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the Common Shares, two-thirds of the Non-Voting Shares and two-thirds of the Class B Preferred Shares, respectively. Amending, repealing, suspending or changing the provisions in the Company's Articles attaching to its class A preferred shares requires the affirmative vote of at least two-thirds of the holders of the Company's class A preferred shares.

     At each annual general meeting, the entire board of directors retires and directors are elected for the next term. Each director serves until the close of the next annual general meeting or until his successor is elected or appointed unless his office is earlier vacated in accordance with the Company's Articles or with the provisions of the CBCA.

     An annual general meeting of shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting, but not later than six months after the end of the preceding financial year, and at such place as the Company's board of directors may determine. The holders of not less than 5% of our issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition. The Company's directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders is one or more individuals present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 10% of the Company's outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of the Company and others who are entitled or required under the CBCA or the Articles or Bylaws to be present at a meeting of shareholders.

     As set forth above, the Company's Articles and Bylaws contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company, including authorizing the issuance by the Board of preferred stock in series and the Non-Voting Shares' rights relating to take-over bids. The Company's Articles and Bylaws do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of the Company.

     The Company's Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.   MATERIAL CONTRACTS

     The Company has not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

D.   EXCHANGE CONTROLS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's securities. However, any remittances of dividends to U.S. residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of the voting shares of the Company) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty").

     Except as provided in the INVESTMENT CANADA ACT (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote securities of the Company under the laws of Canada or British Columbia, or in the charter documents of the Company.

     The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels, such thresholds being favourably varied for WTO (World Trade Organization) investors (including the U.S.) or where the activity of the business is related to certain sensitive areas such as uranium production, financial services, transportation or culture. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

     If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment.

E.   TAXATION

     The following is a summary of the principal Canadian federal income tax consequences to a holder of securities of the Company who is not resident in Canada nor deemed to be a resident of Canada under the INCOME TAX ACT (the "ITA").

     The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any holder of securities of the Company and no representation with respect to the tax consequences to any holder of securities of the Company is made. Accordingly, holders of securities of the Company should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of securities of the Company, including the applicability and the effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

     This summary is based on the current provisions of the ITA and the regulations thereunder, the Company's understanding of the current published administrative practices of the Canada Customs and Revenue Agency ("Revenue Canada") as they exist at the date hereof, and all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     This summary assumes that throughout the period that securities of the Company are outstanding: (i) the Company will deal with the holders at arm's length within the meaning of the ITA; (ii) the securities are capital property to the holders; (iii) the holders do not use or hold and are not deemed or considered to use or hold the securities in carrying on business in Canada and have not acquired any of them in one or more transactions considered to be an adventure in the nature of trade within the meaning of the ITA; (iv) the holders are not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of the securities of the Company in computing income from carrying on business in Canada; and (v) with respect to the Notes, the Company will not, under any circumstances, be obliged to pay more than 25% of the aggregate principal amount of the Notes within five years from the date of issue, except in the event of a default under the terms of the Notes or of any agreement relating thereto, or if the terms of the Notes or any such agreement become unlawful or are changed by legislative, judicial or certain administrative actions. The tax treatment of a holder of securities of the Company, however, may vary depending upon his particular situation and, therefore, may be subject to special rules not discussed below. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

     This summary is not applicable to: (i) a holder of securities of the Company that is a "financial institution", as defined in the ITA, for purposes of the mark-to-market rules; (ii) a holder of securities of the Company, an interest in which would be a "tax shelter investment", as defined in the ITA; or
(iii) a holder of securities of the Company that is a "specified financial institution", as defined in the ITA.

THE NOTES

     No Canadian taxes on income (including taxable capital gains) will generally be payable in respect of the holding, redemption or disposition of the Notes by non-resident holders. No Canadian withholding tax will be payable on interest paid or credited to non-resident holders of the Notes.

THE SHARES

DIVIDENDS

     Dividends paid on the Company's shares to a non-resident holder will be subject to withholding tax under the ITA at a rate of 25%, subject to a reduction under the provisions of any relevant tax treaty. For holders who are United States residents, the Canada/U.S. Tax Treaty provides that this general withholding tax rate is reduced to 15%, and to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of the Company unless, subject to the provisions of a relevant tax treaty, the share represents "taxable Canadian property", as defined in the ITA, to the holder thereof. The Company's shares will be considered taxable Canadian property to a non-resident holder if the non-resident holder, together with persons with whom the non-resident holder does not deal at arm's length, collectively owned not less than 25% of the issued shares of any class of the capital stock of the Company at any time during the five year period preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Canada/U.S. Tax Treaty, unless the value of such shares is derived principally from real property situated in Canada.

F.   DIVIDENDS AND PAYING AGENT

     Not Applicable.

G.   STATEMENT BY EXPERTS

     Not Applicable.

H.   DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the SECURITIES EXCHANGE ACT OF 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto and Form 6-Ks, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at HTTP://WWW.SEC.GOV. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at l-800-SEC-0330.

     The Company also files reports and other information with the securities regulator authorities in all provinces of Canada. The filings are electronically available from the System for Electronic Document Analysis and Retrieval (SEDAR) (HTTP://WWW.SEDAR.COM), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

I.   SUBSIDIARY INFORMATION

     Not applicable.

     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents, in respect of the Company's long-term debt obligations, principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Canadian dollar equivalents, which is the Company's reporting currency. The cash flows are denominated in U.S. dollars (U.S.$) and Canadian dollars (Cdn.$), as indicated in parentheses:

                                                                        DECEMBER 31, 2002
                              ------------------------------------------------------------------------------------------------------
                                                                     EXPECTED MATURITY DATE
                              ------------------------------------------------------------------------------------------------------
                                                                                                                             Fair
                               2003         2004        2005       2006         2007        Thereafter        Total         Value
                              ------------------------------------------------------------------------------------------------------
LIABILITIES                                                      (CDN.$ EQUIVALENT IN THOUSANDS)
Long-Term Debt:
  Fixed Rate................     --        864,525       --         --          197,200           --        1,061,725      333,702
    Average Interest Rate...     --          9.70%       --         --            9.25%           --            9.62%

FOREIGN CURRENCY EXCHANGE RATE RISK

     The table below provides information about the Company's financial instruments by functional currency and presents such information in U.S. dollars. The table summarizes information with respect to the Company's U.S. dollar-denominated long-term debt obligations that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates:

                                                                        DECEMBER 31, 2002
                              ------------------------------------------------------------------------------------------------------
                                                                     EXPECTED MATURITY DATE
                              ------------------------------------------------------------------------------------------------------
                                                                                                                             Fair
                               2003         2004        2005       2006         2007        Thereafter        Total         Value
                              ------------------------------------------------------------------------------------------------------
ON-BALANCE SHEET FINANCIAL                                             (US$ IN THOUSANDS)
INSTRUMENTS
Cdn. $ Functional Currency:
  Liabilities
  Long-Term Debt:
    Fixed Rate..............     --        548,000       --         --        125,000           --          673,000       211,525
       Average Interest Rate     --          9.70%       --         --          9.25%           --            9.62%


     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                     PART II

     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its Notes. The effect of the Initial Order granted under the CCAA was to stay the current obligations of the Company until a Plan could be approved and implemented. The general stay of proceedings against creditors has been continued until July 23, 2003. See "Item 4. Information on the Company - History and Development of the

Company". The suspended interest payments on the Notes will, on June 30, 2002, amount to approximately US$38.1 million in the aggregate.

     The Class A Preferred Shares, Series 4, have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (i) 6% and (ii) one half of bank prime rate plus 1%. The Company deferred the payment of quarterly cumulative dividends on the Class A Preferred Shares, Series 4, from December 1, 1998, which in the aggregate will amount to $20.5 million, on June 30, 2003.

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.


     ITEM 15.     CONTROLS AND PROCEDURES

     The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the Company as of a date within 90 days prior to the filing date of this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within the Company and its consolidated subsidiaries, particularly during the period in which this annual report is being prepared.

     During and after such evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     ITEM 16.     RESERVED







                                    PART III

     ITEM 17.     FINANCIAL STATEMENTS

     (a) Financial Statements:

     1.  Auditors' Report of KPMG LLP.

     2.  Consolidated Balance Sheets at December 31, 2002 and 2001.

     3. Consolidated Statements of Operations and Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2002, 2001 and 2000.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

     5.  Notes to Consolidated Financial Statements.

          Consolidated Financial Statements of


          DOMAN  INDUSTRIES  LIMITED


          Years ended December 31, 2002, 2001 and 2000

[LOGO]
          KPMG LLP                                Telephone (604) 691-3000
          CHARTERED ACCOUNTANTS                   Telefax (604) 691-3031
          Box 10426, 777 Dunsmuir Street          www.kpmg.ca
          Vancouver BC V7Y 1K3
          Canada



AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Doman Industries Limited as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.


KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
February 7, 2003



COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements, and when there is change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(k)(ii). Our report to the directors dated February 7, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or to such change in accounting principles in the auditor's report when these are adequately disclosed in the financial statements.



KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
February 7, 2003



[LOGO]
          KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.

DOMAN INDUSTRIES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2002 and 2001

--------------------------------------------------------------------------------
                                                              2002         2001
--------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash                                               $   22,599   $   46,276
     Accounts receivable                                    86,038       68,432
     Inventories (note 3)                                  199,989      227,264
     Prepaid expenses                                       10,363        9,101
--------------------------------------------------------------------------------
                                                           318,989      351,073
Investments (note 4)                                         9,784        8,489
Property, plant and equipment (note 5)                     485,091      566,328
Goodwill (notes 2(k) and 5)                                      -       10,553
Other assets (note 6)                                       30,062       38,089
--------------------------------------------------------------------------------
                                                        $  843,926   $  974,532
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
     Bank indebtedness (note 7)                         $   21,819   $    1,309
     Accounts payable and accrued liabilities              102,730      117,603
     Accounts payable subject to compromise (note 8)        45,366            -
                                                           169,915      118,912
Long-term debt subject to compromise (note 9)              809,309            -
Long-term debt (note 9)                                    252,416    1,071,954
Other liabilities                                           27,807       24,530
                                                         1,259,447    1,215,396

Shareholders' deficiency:
     Share capital (note 10(a)):
          Preferred shares                                  64,076       64,076
          Common and non-voting shares                     242,942      242,942
     Deficit                                              (722,539)    (547,882)
                                                          (415,521)    (240,864)

                                                        $  843,926   $  974,532
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Going concern (note 1)
Commitment and contingencies (note 14)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


         "J.H. Doman"         Director           "Chester Johnson"      Director
------------------------------            ------------------------------

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

Years ended December 31, 2002, 2001 and 2000

------------------------------------------------------------------------------------------
                                                          2002           2001         2000
------------------------------------------------------------------------------------------
Sales (notes 2(h) and 14(b))                         $ 634,934      $ 769,977    $ 955,404

Costs and expenses:
     Cost of goods sold                                562,520        738,281      772,515
     Selling and administration                         19,036         19,831       16,066
     Amortization of property, plant and equipment
      (note 17(a))                                      48,481         67,235       85,584
     Write-down of property, plant and equipment and
      operating restructuring costs (notes 5 and 12)    67,454        291,737           --
------------------------------------------------------------------------------------------
                                                       697,491      1,117,084      874,165
------------------------------------------------------------------------------------------

Operating earnings (loss)                              (62,557)      (347,107)      81,239

Interest expense (note 17(b))                          (97,754)      (173,362)    (142,834)
Other income (note 17(c))                                4,275         14,399        3,787
Financial restructuring costs (note 13)                 (7,259)            --           --
------------------------------------------------------------------------------------------

Loss before income taxes                              (163,295)      (506,070)     (57,808)

Income tax expense (recovery) (note 11)                    810        (93,216)     (18,058)
------------------------------------------------------------------------------------------

Net loss                                              (164,105)      (412,854)     (39,750)

Provision for dividends on preferred shares              4,499          4,514        4,354
------------------------------------------------------------------------------------------

Net loss attributable to common and non-voting
 shares                                              $ (168,604)    $ (417,368)   $ (44,104)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

Loss per share:
     Basic                                           $    (3.97)    $    (9.82)   $   (1.04)
     Diluted (note 17(j))                                 (3.97)         (9.82)       (1.04)

Weighted average number of common and non-voting
 shares outstanding (thousands of shares)                42,481         42,481       42,481
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

See accompanying notes to consolidated  financial  statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

-------------------------------------------------------------------------------------------
                                                            2002         2001         2000
-------------------------------------------------------------------------------------------
Deficit, beginning of year:
     As previously reported                            $(547,882)   $(135,028)   $ (95,278)
     Cumulative effect of adoption of new accounting
      standard (note 2(k))                               (10,552)           -            -
     --------------------------------------------------------------------------------------
     As restated                                        (558,434)    (135,028)     (95,278)

Net loss                                                (164,105)    (412,854)     (39,750)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Deficit, end of year                                   $(722,539)   $(547,882)   $(135,028)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000


-----------------------------------------------------------------------------------------------
                                                                 2002         2001        2000
-----------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Net loss                                               $(164,105)   $(412,854)   $(39,750)
     Items not involving cash:
          Write-down of property, plant and
           equipment (notes 5 and 12)                          53,288      276,158          --
          Amortization of property, plant and equipment        48,481       67,235      85,584
          Amortization and write-down of deferred charges       9,069        5,846       5,928
          Foreign currency translation loss (gain)            (10,228)      66,561      40,189
          Future income taxes                                      --      (95,775)    (20,917)
          Gain on property, plant and equipment disposals      (5,527)      (5,180)     (1,213)
          Gain on senior notes buy-back                            --      (18,294)     (6,517)
          Loss on disposal of investments                          --        5,760          --
          Long-term restructuring costs                            --        4,789          --
          Other                                                 2,076        1,404         781
-----------------------------------------------------------------------------------------------
                                                              (66,946)    (104,350)     64,085
     Net change in non-cash working capital
      items (note 17(d))                                       38,900      134,868     (37,067)
-----------------------------------------------------------------------------------------------
                                                              (28,046)      30,518      27,018

Investments:
     Additions to property, plant and equipment               (29,612)     (43,621)    (42,251)
     Disposals of property, plant and equipment                14,274       11,048       2,358
     Other                                                        298         (582)        435
-----------------------------------------------------------------------------------------------
                                                              (15,040)     (33,155)    (39,458)

Financing:
     Bank indebtedness                                         20,510        1,309          --
     Senior Notes buy-back                                         --      (23,431)     (7,917)
     Decrease in long-term debt                                    --           --         (24)
     Finance costs                                             (1,101)      (1,960)         --
-----------------------------------------------------------------------------------------------
                                                               19,409      (24,082)     (7,941)
-----------------------------------------------------------------------------------------------

Decrease in cash                                              (23,677)     (26,719)    (20,381)

Cash, beginning of year                                        46,276       72,995      93,376
-----------------------------------------------------------------------------------------------

Cash, end of year                                           $  22,599    $  46,276    $ 72,995
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Supplementary information (note 17(e))

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

 1.  GOING CONCERN:

     On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the plan can be approved and implemented.

     Highlights of the Company's proposed Plan are as follows:

     (a) In exchange for their 8-3/4% and 9-1/4% Senior Unsecured Notes with an aggregate face value of US$513,000,000 plus accrued interest, Noteholders will receive a pro rata share of new 12% Junior Secured Notes totalling US$112,860,000 and new common shares representing 85% of the common equity of the restructured Company.

     (b) The remaining 15% of the new common shares will be divided between the holders of the Company's (i) Class A Preferred shares and (ii) the class A common and the Class B non-voting shares. There will be only one class of common shares in the restructured Company and each will be entitled to one vote.

     (c) Holders of the Company's 12% Senior Secured Notes due 2004 with face value of US$160 million and the Company's $65 million secured working capital facility provided by CIT Business Credit Canada Inc. ("CIT"), will not be compromised.

     (d) The Company will authorize the issuance of a maximum US$100 million of 8% convertible secured debentures due 2007 of which up to US$65 million will be exercisable by way of a rights offering to shareholders of the restructured Company. The Tricap Restructuring Fund has provided a standby commitment of US$32.5 million under the rights offering thereby guaranteeing a minimum amount of new liquidity for the restructured Company.

     (e) All employees and creditors with claims under $10,000 are being paid in the normal course, and creditors with larger claims can expect to be paid in full as part of the plan process subject to a $23.5 million cap.

     (f) A new board of directors will be appointed that is anticipated to initially consist of eight persons of whom six will be nominees of the Senior Unsecured Noteholders, one will be a nominee of the present shareholders and one will be the Chief Executive Officer of the Company.

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of the Plan and emergence from reorganization proceeding are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

 1.  GOING CONCERN (CONTINUED):

     BASIS OF PRESENTATION:

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If the Plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.


 2.  SIGNIFICANT ACCOUNTING POLICIES:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Information regarding United States generally accepted accounting principles ("US GAAP") as it affects the Company's consolidated financial statements is presented in note 18.

     The significant policies are summarized below.

     (a)  Basis of consolidation:

          These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries (see note 17(i)) (individually and collectively referred to as the "Company").

     (b)  Inventories:

          Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c)  Investments:

          Investments in companies over which the Company has the ability to exercise significant influence are accounted for using the equity method whereby the Company's proportionate share of earnings and losses is included in earnings. Dividends received are credited to the investment accounts.

          Other investments are accounted for using the cost method whereby income is included in earnings when received or receivable.

     (d)  Property, plant and equipment:

          Property, plant and equipment, including those under capital leases, are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization of the pulp mills is provided on a unit-of-production basis over twenty-five years except for (i) the modernized portion of the Squamish pulp mill which is over forty years and (ii) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut.

          The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2002 and 2001, the Company recorded an impairment loss (note 5).

     (e)  Deferred financing costs:

          These costs are amortized on a straight-line basis over the term of the related debt. The amount of the amortization is included in interest on long-term debt.

     (f)  Foreign currency translation:

          Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

     (g)  Reforestation obligation:

          Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h)  Revenue recognition:

          Sales are recognized at the time products are shipped to external customers. Sales are recorded net of countervailing and anti-dumping duties.

     (i)  Income taxes:

          The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

     (j)  Employee future benefits:

          The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

     (k)  Adoption of new accounting standards:

          (I)  Stock-based compensation:

               Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31,2001. There have been no stock-based compensation awards since that time.

          (II) Goodwill and other intangible assets:

               Effective January 1,2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1,2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

               As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.


 3.  INVENTORIES:

     ---------------------------------------------------------------------------
                                                             2002           2001
     ---------------------------------------------------------------------------
     Raw materials                                      $   1,916      $   3,129
     Logs                                                  76,695         58,760
     Finished pulp                                         21,868         26,326
     Lumber                                                70,919         98,823
     Supplies and oth                                      28,591         40,226
     ---------------------------------------------------------------------------

                                                        $ 199,989      $ 227,264
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------


 4.  INVESTMENTS:

     Included in investments at December 31, 2002 is $2,212,000 of restricted cash resulting from the sale of collateralized property. The funds must be used to invest in replacement collateral or to purchase senior secured notes and therefore have been classified as long-term.


5.   PROPERTY, PLANT, EQUIPMENT AND GOODWILL:

     ---------------------------------------------------------------------------
                                                          Accumulated
                                                         amortization   Net book
     2002                                       Cost  and write-downs      value
     ---------------------------------------------------------------------------
     Land, buildings and equipment:
          Pulp mills                      $  735,184       $  541,598   $193,586
          Solid wood facilities              269,771          176,186     93,585
          Land                                13,151               --     13,151
          ----------------------------------------------------------------------
                                           1,018,106          717,784    300,322

     Timberlands                             154,206           39,886    114,320
     Logging roads                           336,427          265,978     70,449
     ---------------------------------------------------------------------------

                                          $1,508,739       $1,023,648   $485,091
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------


     At December 31, 2002, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying values for one of the Company's pulp mills and a sawmill were not likely recoverable from future cash flows from operations and or sale. As a result, the Company recorded a write-down of the property, plant and equipment by $53,288,000 (2001 - $276,158,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


5.   PROPERTY, PLANT, EQUIPMENT AND GOODWILL (CONTINUED):

     ---------------------------------------------------------------------------
                                                         Accumulated
                                                        amortization    Net book
     2001                                    Cost    and write-downs       value
     ---------------------------------------------------------------------------
     Land, buildings and equipment:
          Pulp mills                   $  761,981         $  509,965   $ 252,016
          Solid wood facilities           296,983            186,889     110,094
          Land                             19,032                 --      19,032
     ---------------------------------------------------------------------------
                                        1,077,996            696,854     381,142
     Timberlands                          154,206             36,893     117,313
     Logging roads                        308,787            240,914      67,873
     ---------------------------------------------------------------------------

                                       $1,540,989         $  974,661   $ 566,328
     ---------------------------------------------------------------------------

     Goodwill                          $   67,920         $   57,367   $  10,553
     ---------------------------------------------------------------------------



6.   OTHER ASSETS:

     ---------------------------------------------------------------------------
                                                              2002          2001
     ---------------------------------------------------------------------------
     Pension and post retirement (note 17(f))              $21,730       $23,444
     Deferred financing costs, net of amortization           6,677        14,645
     Other                                                   1,655            --
     ---------------------------------------------------------------------------

                                                           $30,062       $38,089
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------


7.   BANK CREDIT FACILITY:

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At December 31, 2002, of the full $65,000,000 facility that was available to the Company, $21,819,000 had been drawn down and $6,629,000 was used to support standby letters of credit.


8.   ACCOUNTS PAYABLE SUBJECT TO COMPROMISE:

     Accounts payable subject to compromise consist of the following (note 1):

     ---------------------------------------------------------------------------
     Trade payables                                                     $ 18,634
     Interest on 8-3/4% unsecured Senior Notes                            15,332
     Interest on 9-1/4% unsecured Senior Notes                            11,400
     ---------------------------------------------------------------------------

                                                                        $ 45,366
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


9.   LONG-TERM DEBT:

     ----------------------------------------------------------------------------------
                                                                     2002          2001
     ----------------------------------------------------------------------------------
     Doman Industries Limited:
          Senior Notes (US $388,000,000), 8.75% due in 2004    $  612,109    $  618,006
          Senior Notes (US$125,000,000), 9.25% due in 2007        197,200       199,100
          Senior Secured Notes (US$160,000,000), 12.00%
           due in 2004                                            252,416       254,848
     ----------------------------------------------------------------------------------

                                                               $1,061,725    $1,071,954
     ----------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------


     The Senior Notes are contemplated in the Plan to be subject to compromise. The Senior Secured Notes are not currently subject to compromise under the proposed Plan.

     The Senior Notes are guaranteed by all of the Company's subsidiaries, except for Doman Industries (US) Limited and Doman's Freightways Ltd. The 8.75% Senior Notes are unsecured and are redeemable at the option of the Company at any time after March 15, 1999 at their principal amount plus (i) a premium (which decreases annually to 2002) and (ii) any accrued and unpaid interest. The 12.00% Senior Notes are redeemable at the option of the Company at any time after July 1, 2002 at their principal amount plus
     (i) a premium (which decreases annually to 2003) and (ii) any accrued and unpaid interest. The 12.00% Senior Notes are secured by a first priority lien upon a portion of the Company's timber tenures, eight of the Company's solid wood facilities, the Squamish pulp mill and the value-added lumber remanufacturing plant. The 9.25% Senior Notes are unsecured and are redeemable at the option of the Company at any time after November 15, 2002 at their principal amount plus (i) a premium (which decreases annually to 2005) and (ii) any accrued and unpaid interest. The Indentures governing the Senior Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and the payment of cash dividends in certain circumstances.

     Long-term debt principal payments under the agreements without considering default provisions are as follows:


     ---------------------------------------------------------------------------
     2003                                                            $        --
     2004                                                                864,525
     2005                                                                     --
     2006                                                                     --
     2007                                                                197,200
     ---------------------------------------------------------------------------

                                                                     $ 1,061,725
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL:

     (a)  Authorized and issued share capital:

          Authorized  shares (without par value):
             5,000,000 Class A preferred
             100,000 Class B preferred
             unlimited Class A common
             unlimited Class B non-voting

          Issued shares:

          -----------------------------------------------------------------------------------
                                                                             2002        2001
          -----------------------------------------------------------------------------------
          1,281,526 (2001 - 1,281,526) Class A preferred, series 4       $ 64,076    $ 64,076
          4,774,971 (2001 - 4,794,341) Class A common                         903         907
          37,706,012 (2001 - 37,686,642) Class B non-voting, series 2     242,039     242,035
          -----------------------------------------------------------------------------------

                                                                         $307,018    $307,018
          -----------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------

     (b)  Rights of classes of issued shares:

          The Class A preferred shares, series 4 have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (i) 6% and (ii) one-half of bank prime rate plus 1%. These preferred shares are redeemable at the option of the Company at any time at $50.00 per share plus any accrued and unpaid dividends. The Class A preferred shares carry the right to one vote at the Annual General meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors.

          The Class A common shares are convertible at the option of the holder into Class B non-voting shares, series 2 on a share-for-share basis. The Class B non-voting shares, series 2 have the same rights as the Class A common shares except that (i) they have no right to vote at meetings of shareholders and (ii) they are not convertible into another class of shares of the Company. However, if an offer to purchase is made to all or substantially all of the holders of the Class A common shares, each Class B non-voting share, series 2 shall, in certain circumstances, be deemed to be a Class A common share.

     (c)  Changes in issued shares:

          The changes in the issued shares since December 31, 2000 were as follows:

          Common and non-voting shares:

          -------------------------------------------------------------------------------------------
                                                               Number of shares
                                                  ----------------------------------------
                                                                    Class B,
                                                      Class A       series 2         Total      Amount
          --------------------------------------------------------------------------------------------
          Balance, December 31, 1999, 2000
           and 2001                                 4,794,341     37,686,642    42,480,983    $242,942
          Conversion of Class A common
           to Class B non-voting, series 2            (19,370)        19,370            --          --
          --------------------------------------------------------------------------------------------

          Balance, December 31, 2002                4,774,971     37,706,012    42,480,983    $242,942
          --------------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (d)  Dividends:

          The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 in the aggregate amount of $18,231,000.

     (e)  Stock options:

          The Company grants, from time to time, stock options to directors, officers and employees to purchase its common and non-voting shares at the quoted market value on the date of the grant.

          At December 31, 2002, there were options outstanding to purchase 80,000 (2001 - 80,000) Class A common shares at $7.65 per share, and 270,000 (2001 - 315,000) Class B non-voting shares, series 2, at $7.65 per share, exercisable on a cumulative basis as to 20% annually over a five-year period ending in March 2003.

11.  INCOME TAXES:

     Income tax expense for the years ended December 31, 2002 and 2001 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:

     ------------------------------------------------------------------------------------------------
                                                                   2002           2001          2000
     ------------------------------------------------------------------------------------------------
     Net loss before taxes                                    $(163,295)     $(506,070)     $(57,808)
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Combined Basic Federal and Provincial
      income tax rates                                            35.62%         38.62%        38.62%
     Expected income tax recovery                             $ (58,166)     $(195,444)     $(22,325)
     Tax effect of:
          Change in future tax rates                                 --          7,079            --
          Increase in valuation allowance                        41,907         84,053            --
          Change in characterization of unrealized foreign
           exchange losses and other filing differences          18,591             --            --
          Non-deductible goodwill amortization                       --          9,241         1,311
          Large corporation taxes                                   810          2,559         2,859
          Other                                                  (2,332)          (704)           97
     ------------------------------------------------------------------------------------------------

     Income tax expense (recovery) per financial
      statements                                              $     810      $ (93,216)     $(18,058)
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Income tax expense (recovery) comprised of:
          Current income tax expense                          $     810      $   2,559      $  2,859
          Future income tax recovery                                 --        (95,775)      (20,917)
     ------------------------------------------------------------------------------------------------

                                                              $     810      $ (93,216)     $(18,058)
     ------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


11.  INCOME TAXES:

     The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2002 and 2001 are presented below:

     ------------------------------------------------------------------------------------------
                                                                            2002          2001
     ------------------------------------------------------------------------------------------
     Future tax assets:
          Losses carried forward                                       $ 172,968     $ 195,689
          Unrealized foreign exchange loss                                23,494            --
          Accrued restructuring costs                                      3,068         5,549
          Inventory, primarily due to timing of realization
           of inter-company profits                                        2,438           837
          Reforestation obligation, due to accrual
           for financial statement purposes                                  993           825
          Deferred finance costs, due to differences in
           timing of deductibility for tax                                    70            --
          Other                                                            4,228         3,222
     ------------------------------------------------------------------------------------------
                                                                         207,259       206,122
     Valuation allowance                                                (125,960)      (84,053)
     ------------------------------------------------------------------------------------------
                                                                          81,299       122,069

     Future tax liabilities:
          Property, plant and equipment, due to differences in net
           book value and unamortized capital cost                       (79,359)     (116,087)
          Pensions, due to accrual for financial statement purposes       (1,865)       (3,326)
          Deferred financing costs, due to differences in timing of
           deductibility for tax                                              --        (2,323)
          Other                                                              (75)         (333)
     ------------------------------------------------------------------------------------------
                                                                         (81,299)     (122,069)
     ------------------------------------------------------------------------------------------
     Net future tax liability                                          $      --     $      --
     ------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------


12.  WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
     COSTS:

     The Company recorded restructuring costs, property, plant and equipment write-downs and other items consisting of the following:


     ---------------------------------------------------------------------------
                                                      2002        2001      2000
     ---------------------------------------------------------------------------
     Property, plant and equipment write-downs    $ 53,288    $276,158     $  --
     Inventory write-down                           11,010         995        --
     Severance and other restructuring costs         3,156      14,584        --
     ---------------------------------------------------------------------------

                                                  $ 67,454    $291,737     $  --
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


13.  FINANCIAL RESTRUCTURING COSTS

     The Company has incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

     ---------------------------------------------------------------------------
     Investment banking and financing                                   $  2,599
     Legal                                                                 1,686
     Monitoring                                                               81
     Accounting                                                               41
     Credit negotiations                                                     229
     Write-off of deferred finance costs                                   2,623
     ---------------------------------------------------------------------------

                                                                        $  7,259
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

14.  COMMITMENT AND CONTINGENCIES:

     (a)  Operating leases:

          Future minimum lease payments at December 31, 2002 under operating leases were as follows:


          ----------------------------------------------------------------------
          2003                                                          $  4,866
          2004                                                             3,701
          2005                                                             2,733
          2006                                                             1,984
          2007                                                             1,362
          ----------------------------------------------------------------------
          Thereafter                                                       1,007
          ----------------------------------------------------------------------
                                                                        $ 15,653
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

     (b)  Contingent liability:

          On March 21, 2002 and further adjusted on April 25, 2002, the US Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

          On May 16, 2002, the US International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

          The Company has recorded $22,271,000 as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


14.  COMMITMENT AND CONTINGENCY (CONTINUED):

     (b)  Contingent liability (continued):

          The Company had accrued $6,627,000 for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and $7,119,000 for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totaling $13,746,000 to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, $12,390,000 related to fiscal 2001 sales and $1,356,000 to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

          The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

          The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US Trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

     (c)  Contingency:

          In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.


15.  SEGMENTED INFORMATION:

     (a)  Industry segments:

          The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's dissolving sulphite and kraft ("NBSK") pulp manufacturing, pulp management and sales operations.


          ----------------------------------------------------------------------
                                                      December 31, 2002
                                              ----------------------------------
                                              Solid wood        Pulp       Total
          ----------------------------------------------------------------------
          Sales:
               To external customers            $463,727    $171,207    $634,934
               To other segment (1)               45,270          --      45,270
          ----------------------------------------------------------------------

                                                $508,997    $171,207    $680,204
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


15.  SEGMENTED INFORMATION (CONTINUED):

     (a)  Industry segments (continued):

          ---------------------------------------------------------------------------------------
                                                                       December 31, 2002
                                                           --------------------------------------
                                                           Solid wood          Pulp         Total
          ---------------------------------------------------------------------------------------
          Segmented operating earnings (loss)              $  31,311     $ (86,727)    $ (55,416)
          General corporate expenses                                                      (7,141)
          Interest expense                                                               (97,754)
          Other income (expense)                                                           4,275
          Financial restructuring costs                                                   (7,259)
          Income tax expense                                                                (810)
          ---------------------------------------------------------------------------------------

          Net loss                                                                     $(164,105)
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Identifiable assets                              $ 543,397     $ 282,102     $ 825,499
          Corporate assets, including investments                                         18,427
          ---------------------------------------------------------------------------------------
                                                                                       $ 843,926
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Amortization of property, plant and equipment    $  38,278     $  10,203     $  48,481
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Capital expenditures                             $  29,808     $    (196)    $  29,612
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------


          ---------------------------------------------------------------------------------------
                                                                       December 31, 2001
                                                           --------------------------------------
                                                           Solid wood          Pulp         Total
          ---------------------------------------------------------------------------------------
          Sales:
               To external customers                       $ 532,037     $ 237,940     $ 769,977
               To other segment (1)                           27,400            --        27,400
          ---------------------------------------------------------------------------------------

                                                           $ 559,437     $ 237,940     $ 797,377
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Segmented operating earnings (loss)              $ (39,504)    $(301,923)    $(341,427)
          General corporate expenses                                                      (5,680)
          Interest expense                                                              (173,362)
          Other income (expense)                                                          14,399
          Income tax recovery                                                             93,216
          ---------------------------------------------------------------------------------------

          Net loss                                                                     $(412,854)
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Identifiable assets                              $ 592,530     $ 358,868     $ 951,398
          Corporate assets, including investments                                         23,134
          ---------------------------------------------------------------------------------------

                                                                                       $ 974,532
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Amortization of property, plant and equipment    $  42,232     $  25,003     $  67,235
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Capital expenditures                             $  42,952     $     669     $  43,621
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


15.  SEGMENTED INFORMATION (CONTINUED):

     (a)  Industry segments (continued):

          ---------------------------------------------------------------------------------------
                                                                       December 31, 2000
                                                           --------------------------------------
                                                           Solid wood          Pulp         Total
          ---------------------------------------------------------------------------------------

          Sales:
               To external customers                       $ 573,887     $  381,517    $  955,404
               To other segment (1)                           54,947             --        54,947
          ---------------------------------------------------------------------------------------

                                                           $ 628,834     $  381,517    $1,010,351
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Segmented operating earnings (loss)              $  49,678     $   35,864    $   85,542
          General corporate expenses                                                       (4,303)
          Interest expense                                                               (142,834)
          Other income (expense)                                                            3,787
          Income tax recovery                                                              18,058
          ---------------------------------------------------------------------------------------

          Net loss                                                                     $  (39,750)
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Identifiable assets                              $ 724,175     $  689,811    $1,413,986
          Corporate assets, including investments                                          59,548
          ---------------------------------------------------------------------------------------

                                                                                       $1,473,534
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Amortization of property, plant and equipment    $  50,219     $   35,365    $   85,584
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          Capital expenditures                             $  33,886     $    8,365    $   42,251
          ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------

          (1) Inter-segment sales are accounted for at prevailing market prices.


     (b)  Geographic information:

          (I)  Sales:

               The Company's sales, based on the known origin of the customer, during the last two years were as follows:

               -----------------------------------------------------------------
                                                    2002        2001        2000
               -----------------------------------------------------------------
               Canada                           $175,180    $214,986    $228,382
               United States                     204,932     230,333     241,006
               Asia                              184,728     221,521     344,069
               Europe                             62,438      89,433     127,505
               Other                               7,656      13,704      14,442
               -----------------------------------------------------------------

                                                $634,934    $769,977    $955,404
               -----------------------------------------------------------------
               -----------------------------------------------------------------


          (II) Property, plant and equipment:

               All of the Company's property, plant and equipment are located in British Columbia, Canada.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


16.  RELATED PARTY TRANSACTIONS:

     During 2002, the Company sold two non-core real estate assets to Doman family members for fair value proceeds of $1,926,000, resulting in a gain on disposal of $1,015,000.


17.  OTHER INFORMATION:

     (a)  Amortization of property, plant and equipment:

          ------------------------------------------------------------------------------
                                                              2002       2001       2000
          ------------------------------------------------------------------------------
          Amortization of buildings and equipment          $20,425    $33,097    $46,920
          Amortization of timberlands and logging roads     28,056     34,138     38,664
          ------------------------------------------------------------------------------

                                                           $48,481    $67,235    $85,584
          ------------------------------------------------------------------------------
          ------------------------------------------------------------------------------


(b) Interest expense:

          ------------------------------------------------------------------------------
                                                         2002          2001         2000
          ------------------------------------------------------------------------------
          Bank indebtedness                         $     995    $      --     $       6
          Long-term debt                               96,759      174,279       147,031
          ------------------------------------------------------------------------------
                                                       97,754      174,279       147,037
          Interest income                                  --         (917)       (4,203)
          ------------------------------------------------------------------------------

                                                     $ 97,754    $ 173,362     $ 142,834
          ------------------------------------------------------------------------------
          ------------------------------------------------------------------------------



          Interest on long-term debt includes foreign currency translation gains (losses) amounting to $10,228,000 in 2002, ($66,561,000) in 2001 and
          $(40,189,000) in 2000, and amortization of deferred financing costs amounting to $5,268,000 in 2002, $5,846,000 in 2001 and $5,928,000 in
          2000.

     (c)  Other income (expense):

          -----------------------------------------------------------------------------------
                                                               2000         2001         2000
          -----------------------------------------------------------------------------------
          Gain (loss) on sale of properties                $  5,526     $   (580)    $ 1,213
          BC Corporations capital tax                          (118)      (3,423)     (4,102)
          Write-off of deferred financing costs              (1,178)          --          --
          Gain on buy-back of Senior Notes                       --       18,294       6,517
          Other                                                  36           46         131
          Equity in operating earnings of significantly
           influenced investees                                   9           62          28
          -----------------------------------------------------------------------------------

                                                            $  4,275     $ 14,399     $ 3,787
          -----------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


17.  OTHER INFORMATION (CONTINUED):

     (d)  Changes in non-cash working capital items:

          --------------------------------------------------------------------------------------
                                                                2002          2001         2000
          --------------------------------------------------------------------------------------
          Decrease (increase) in:
               Accounts receivable                         $ (17,606)    $  50,033     $(13,185)
               Inventories                                    27,275       104,995       (2,685)
               Prepaid expenses                               (1,262)       (1,354)         406

          Increase (decrease) in:
               Accounts payable and accrued liabilities       30,493       (18,806)     (21,603)
          --------------------------------------------------------------------------------------

                                                           $  38,900     $ 134,868     $(37,067)
          --------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------

     (e)  Supplementary cash flow information:

          --------------------------------------------------------------------------------------
                                                                2002          2001         2000
          --------------------------------------------------------------------------------------
          Cash paid for:
               Interest                                    $ 102,716     $ 100,954     $ 96,717
               Income taxes                                    2,506         2,559        2,859

          Non-cash item:
               Trade-in of equipment for new equipment
                under operating leases                           463            --           --
          --------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------


     (f)  Pension plans:

          (I) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $7,762,000 in 2002 and $8,301,000 in 2001.
               An expense was recorded in 2002 of $1,700,000 to recognize accrued benefit obligations arising under hourly bridging plans which are unfunded arrangements.

          (II) The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings (as defined). The Company also has health care plans covering certain hourly and retired salaried employees.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


17.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2002 is as follows:


          ----------------------------------------------------------------------
                                                           Salaried  Non-pension
                                                      pension plans        plans
          ----------------------------------------------------------------------
          Plan assets:
               Market value, beginning of year           $ 101,872     $     --
               Company contributions                           580          363
               Employees' contributions                        154           --
               Benefits paid                                (5,748)        (363)
               Actual return on assets                      (5,442)          --
               -----------------------------------------------------------------
               Market value, end of year                 $  91,416     $     --
               -----------------------------------------------------------------
               -----------------------------------------------------------------

          Accrued benefit obligation:
               Balance at beginning of year              $  94,780     $ 10,948
               Company current service cost                  3,248          291
               Past service cost                               221           --
               Employees' contributions                        154           --
               Benefits paid                                (5,748)        (363)
               Interest on obligation                        6,373          748
               Actuarial loss (gain)                        (2,037)         135
               -----------------------------------------------------------------

               Balance at end of year                    $  96,991     $ 11,759
               -----------------------------------------------------------------
               -----------------------------------------------------------------

          Funded status (end of year):
               Funded status surplus (deficit)           $  (5,575)    $(11,759)
               Unamortized past service costs                  212           --
               Unamortized net actuarial losses             22,299        1,772
               -----------------------------------------------------------------
               -----------------------------------------------------------------

               Balance sheet asset                       $  16,936     $ (9,987)
               -----------------------------------------------------------------
               -----------------------------------------------------------------


          Included in the above pension plan accrued benefits obligations are the liabilities for the Supplementary Plans which are unfunded arrangements. At December 31, 2002, the accrued benefit obligations for the Supplementary Plans are $6,291,500.

          The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

          ----------------------------------------------------------------------
          Discount rate:
               Beginning of year                                           6.75%
               End of year                                                 6.75%
          Expected long term return on assets:
               WFP and Doman Plan                                          7.50%
               Other plans                                                   n/a
          Rate of compensation increases                                    4.0%
          Health care cost trend rate      5.5% for 2002 grading to 4.5% in 2005
          ----------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


17.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          The Company's salaried pension and non-pension benefits expense for 2002 is as follows:

          ----------------------------------------------------------------------
                                                  Salaried           Non-pension
                                             pension plans                 plans
          ----------------------------------------------------------------------
          Current service cost                  $ 3,248,000           $  291,000
          Interest on obligation                  6,373,000              748,000
          Expected return on assets              (7,495,000)                  --
          Amortization of past service cost           9,000                   --
          Amortization of net actuarial loss        124,000               34,000
          ----------------------------------------------------------------------

                                                $ 2,259,000           $1,073,000
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

     (g)  Concentration of credit risk:

          The Company has significant exposures to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company.

          (h) Fair value of financial instruments:

          The estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 are as follows:

          --------------------------------------------------------------------------
                                            2002                       2001
                                   -----------------------    ----------------------
                                    Carrying          Fair      Carrying        Fair
                                      amount         value        amount       value
          --------------------------------------------------------------------------
          Accounts receivable     $   86,038    $   86,038    $   68,432    $ 68,432
          Other investments            9,784         9,784         8,489       8,489
          Accounts payable and
           accrued liabilities       148,096       148,096       117,603     117,603
          8.75% Senior Notes         612,109        76,514       618,006      92,701
          9.25% Senior Notes         197,200        24,650       199,100      29,865
          12.00% Senior Notes        252,416       232,538       254,848     217,258
          --------------------------------------------------------------------------

                                  $1,305,643    $  577,620    $1,266,478    $534,348
          --------------------------------------------------------------------------
          --------------------------------------------------------------------------


          The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Senior Notes was estimated based on the last quoted market prices, where they existed, or on the current rates available to the Company for similar debt.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


17.  OTHER INFORMATION (CONTINUED):

     (i)  Subsidiaries:

          The active subsidiaries of the Company, all wholly owned, are as follows:

               Western Pulp Limited Partnership
               Doman Forest Products Limited
               Western Forest Products Limited
               Western Pulp Inc.
               Eacom Timber Sales Ltd.
               Doman-Western Lumber Ltd.

     (j)  Earnings per share:

          The Company currently has options outstanding to purchase 80,000 Class A common shares and 270,000 class B non-voting shares. In addition, under the proposed Plan, The Company will authorize the issuance of US$100 million 8% convertible debentures. These securities could be dilutive in the future, but are currently anti-dilutive.


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, the measurement principles of which conform in all material respects with US GAAP, except as set forth below.

     (a)  Adjustments to consolidated statements of operations:

          (I)  Net loss:

               ---------------------------------------------------------------------------------------
                                                                       2002          2001         2000
               ---------------------------------------------------------------------------------------
               Net loss in accordance with Canadian GAAP          $(164,105)    $(412,854)    $(39,750)
               Adjustments for pensions (c)                             500           500          500
               Write-down of property, plant and equipment (d)      (41,954)           --           --
               Future tax impact of adjustment for
                pensions and write-down of property, plant
                and equipment (e)                                    14,766          (679)        (193)
               Increase in valuation allowance resulting
                from pension adjustment and write-down
                of property, plant and equipment (e)                (14,766)       (5,775)          --
               ---------------------------------------------------------------------------------------
               ---------------------------------------------------------------------------------------

               Net loss in accordance with US GAAP                 (205,559)     (418,808)     (39,443)
               Provision for dividends on preferred shares           (4,499)       (4,514)      (4,354)
               ---------------------------------------------------------------------------------------

               Loss available to common shareholders              $(210,058)    $(423,322)    $(43,797)
               ---------------------------------------------------------------------------------------

               Weighted average number of shares
                outstanding                                          42,481        42,481       42,481
               ---------------------------------------------------------------------------------------

               Basic loss per share in accordance
                with US GAAP                                      $   (4.94)    $   (9.96)    $  (1.03)
               Diluted loss per share in accordance
                with US GAAP                                          (4.94)        (9.96)       (1.03)
               ---------------------------------------------------------------------------------------
               ---------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (a)  Adjustments to statement of operations (continued):

          (II) Sales:

               Under Canadian GAAP, the Company includes freight costs totalling $58,894,000 (2001 - $69,368,000; 2000 - $42,828,000) and
               countervailing and anti-dumping duties on export sales to the United States of $9,881,000 (2001 - $12,390,000; 2000 -
               $3,724,000) as deductions from sales in the statement of operations. Under US GAAP, sales are recorded at the gross amount billed to customers and such costs are included as costs of goods sold. As a result, sales, cost of goods sold and total costs and expenses for the year ended December 31, 2002 would increase under US GAAP by $68,775,000 (2001 - $81,758,000; 2000 -
               $46,552,000).

         (III) Under US GAAP, supplies inventory write-downs of $11,010 is included in cost of sales.

     (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

          -----------------------------------------------------------------------------------------
                                                                              2002            2001
          -----------------------------------------------------------------------------------------
          Total assets in accordance with Canadian GAAP                $   843,926     $   974,532
          Adjustment for pensions (c)                                      (15,712)        (16,212)
          Write-down of property, plant and equipment (d)                  (41,954)             --
          -----------------------------------------------------------------------------------------

          Total assets in accordance with US GAAP                      $   786,260     $   958,320
          -----------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------

          Total liabilities in accordance with Canadian GAAP           $ 1,259,447     $ 1,215,396
          Future income taxes relating to:
               Adjustment for pensions (c)                                  (5,597)         (5,775)
               Write-down of property, plant and equipment (d)             (14,944)             --
               Increase in valuation allowance due to adjustment
                for pensions and write-down of property, plant and
                equipment (e)                                               20,541           5,775
          -----------------------------------------------------------------------------------------

          Total liabilities in accordance with US GAAP                 $ 1,259,447     $ 1,215,396
          -----------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------

          Total shareholders' deficiency in accordance
           with Canadian GAAP                                          $  (415,521)    $  (240,864)
          Cumulative change in deficit relating to:
               Adjustment for pensions (c)                                 (15,712)        (10,437)
               Write-down of property, plant and equipment (d)             (41,954)             --
               Increase in valuation allowance due to adjustment
                for pensions and write-down of property, plant and
                equipment (e)                                                   --          (5,775)
          -----------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------

          Total shareholders' deficiency in accordance with US GAAP    $  (473,187)    $  (257,076)
          -----------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------

          Total liabilities and shareholders' equity                   $   786,260     $   958,320
          -----------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     Adjustments:

     (c) In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and opening deficit at December 31, 2002 under Canadian GAAP includes $15,712,000 increase in pension assets, $5,597,000 increase in future income taxes and $10,115,000 decrease in opening deficit relating to prior year experience gains which would not have been recorded under US GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For US GAAP purposes, the 2002, 2001 and 2000 effect of the adjustment posted has been reversed and amortization of the experience gain of $500,000 (2001 - $500,000; 2000 - $500,000) and related future income tax expense of $178,000 (2001 - $679,000; 2000 - $193,000) have been recorded.

     (d) Under US GAAP, in 2001 certain pulp mill assets were classified as "long-lived assets to be disposed of by sale" and were written down to fair market value. During 2002, these assets were reclassified to "long-lived assets held for use" as the Company no longer intends to sell these assets. For Canadian GAAP purposes, the assets have been measured at their net recoverable amount (note 2(d)). US GAAP requires that a long-lived asset that is reclassified be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any amortization expense that would have been recognized had the asset been continuously classified as held and used, and, or (b) fair value at the date of the subsequent decision not to sell. In the case of the pulp mill assets, the lower amount is the fair value at the date of the subsequent decision not to sell. The fair value is $41,954,000 less then the net book value of the pulp mill assets. As a result, for US GAAP purposes, a further write-down of $41,954,000 and related future income tax recovery of $14,944,000 was recorded in results from operations.

     (e) Under both Canadian and US GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by governments can have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended December 31, 2002 and 2001, tax rate changes announced by governments in Canada but not yet enacted did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (e) The future tax impact of the US GAAP adjustments noted in (c) and (d) would result in a future income tax recovery of $14,766,000 for 2002 (2001 and 2000 - expenses of $679,000 and $193,000, respectively) and a future income tax adjustment to the balance sheet of $20,541,000 (2001 - $5,775,000). However, due to the Company not meeting the "more likely then not" requirement for recognition of a future income tax asset, a valuation allowance has been provided for these amounts.

     (f)  Recent accounting pronouncements:

          (I) In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations" which provides accounting requirements for retirement obligations associated with long-lived assets for which the legal obligation to settle is a result of an existing legal obligation, including those obligations to settle due to an existing or enacted law and written or oral contract. Such obligations include reforestation and other environmental liabilities normally associated with the Company's logging and pulp operations. Such an obligation would be recognized in the period in which it meets the definition of a liability, and on initial recognition, the liability would be measured at fair value. SFAS 143 requires the recognition of changes in the liability resulting from (A) the passage of time and (B) revisions in cash flow estimates. SFAS 143 is effective for years beginning after June 15,2002. The Company has not yet determined the effect of SFAS 143 on the consolidated financial statements.

          (II) In July 2002 the FASB released Statement of Financial Accounting No. 146 ("SFAS 146"), "Accounting for Costs Associated With Exit or Disposal Activities". SFAS 146 relates to the recognition of a liability for costs associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. Previously, a liability for an exit cost was recognized when an exit plan was committed to. SFAS 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces the ability to recognize a liability for future expenses related to restructuring. Certain costs that were recognized as liabilities at the date an exit plan was committed to, will now be recognized at a later date. In addition, SFAS 146 provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities including one-time termination benefits and other associated costs. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f)  Recent accounting pronouncements (continued):

          (III) In December 2002, FASB approved the issue of Statement of Financial Accounting Standard No. 148, ("SFAS 148"), "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE".
                SFAS 148 provides for three transition options if a company elects to adopt the principles of SFAS 123 for measuring stock-based compensation granted to employees at their fair value. The provisions of SFAS 148 also increase the prominence and frequency of financial disclosure including additional disclosures of stock-based compensation amounts in year end financial statements and will require that interim financial statements include similar disclosure relating to stock-based compensation as is presently required for year end financial statements including all of the disclosure provisions of SFAS 123. The provisions of SFAS 148 are not applicable to these consolidated financial statements.

          (IV) In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (the "Interpretation"), "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception.

                The disclosure requirements of the Interpretation apply at December 31, 2002 and the recognition and measurement provisions apply to all guarantees entered into or modified after December 31, 2002. To date the Company does not have material guarantees that require recognition.

          (V) In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. This interpretation applies immediately to all variable interest entities created after January 31, 2003. The effective date for applying FIN 46's consolidation requirements to variable interest entities acquired before February 1, 2003 is the beginning of our third quarter 2003. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial statements.

     ITEM 18.     FINANCIAL STATEMENTS
     See "Item 17. Financial Statements and Exhibits" for financial statements filed as part of this annual report.

     ITEM 19.     EXHIBITS

   EXHIBIT
   NUMBER                                                       DESCRIPTION

     1.1       Certificate of Amalgamation, Amended Memorandum and Amended and Restated Articles of Doman Industries
               Limited (1)
     1.2       Certificate of Incorporation, Memorandum and Articles of 315940 B.C. Ltd. (1)
     1.3       Certificate of Incorporation, Memorandum and Articles of Alpine Projects Limited (1)
     1.4       Certificates of Change of Name, Certificate of Incorporation, Amended Memorandum and Articles of Diamond
               Lumber Sales Limited (1)
     1.5       Certificate of Incorporation, Amended Memorandum and Amended Articles of Doman Enterprises Limited (1)
     1.6       Certificate of Amalgamation, Amended Memorandum and Amended Articles of Doman Forest Products Limited (1)
     1.7       Certificate of Change of Name, Certificate of Amalgamation, Amended Memorandum and Articles of Doman
               Holdings Limited (1)
     1.8       Certificate of Incorporation, Amended Memorandum and Amended and Restated Articles of Doman Investments
               Limited (1)
     1.9       Certificates of Change of Name, Certificate of Incorporation, Amended Memorandum and Articles of Doman Log
               Supply Ltd. (1)
    1.10       Certificate of Change of Name, Certificate of Incorporation, Amended Memorandum and Articles of
               Doman-Western Lumber Ltd. (1)
    1.11       Certificate of Incorporation, Amended Memorandum and Amended and Restated Articles of Eacom Timber Sales
               Ltd.(1)
    1.12       Certificate of Incorporation, Amended Memorandum and Amended Articles of Quatsino Navigation Company Limited
               (1)
    1.13       Certificate of Change of Name, Certificate of Incorporation, Amended Memorandum and Amended and Restated
               Articles of Western Forest Products Limited (1)
    1.14       Certificate of Incorporation, Memorandum and Amended Articles of Western Pulp Inc.(1)
    1.15       Amended Certificate of Limited Partnership of Western Pulp Limited Partnership (1)
    1.16       Amendment to the Articles and Memorandum of Doman Forest Products Limited (2)
    1.17       Certificate of Continuance, Amended Articles and By-laws of Doman Industries Limited (3)
    1.18       Certificate of Continuance and Amended Articles of Alpine Projects Limited (3)
    1.19       Certificate of Continuance and Amended Articles of Diamond Lumber Sales Limited (3)
    1.20       Certificate of Continuance and Amended Articles of Doman Forest Products Limited (3)
    1.21       Certificate of Continuance and Amended Articles of Doman's Freightways Ltd. (3)
    1.22       Certificate of Continuance and Amended Articles of Doman Investments Limited (3)
    1.23       Certificate of Continuance and Amended Articles of Doman Log Supply Ltd. (3)
    1.24       Certificate of Continuance and Amended Articles of Doman-Western Lumber Ltd. (3)
    1.25       Certificate of Continuance and Amended Articles of Eacom Timber Sales Ltd. (3)
    1.26       Certificate of Continuance and Amended Articles of Quatsino Navigation Company Limited (3)
    1.27       Certificate of Continuance and Amended Articles of Western Forest Products Limited (3)
    1.28       Certificate of Continuance and Amended Articles of Western Pulp Inc. (3)
     2.1       Amended Stock Option Plan (1)
     2.2       Indenture dated June 18, 1999 among the Issuer, the Guarantors and Norwest Bank Minnesota, N.A., as trustee
               (including form of notes)(1)
     4.1       Registration Rights Agreement dated June 18. 1999 among the Issuer, the Guarantors and Bear, Stearns & Co.
               Inc. (1)
     8.1       List of subsidiaries of Doman Industries Limited (3)
    99.1       Certificate of the Chief Executive Officer of Doman Industries Limited to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SARBANES-OXLEY ACT of 2002
    99.2       Certificate of the Chief Financial Officer of Doman Industries Limited to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SARBANES-OXLEY ACT of 2002

--------------
(1) Incorporated by reference to the Registration Statement on Form F-4 of the Company dated August 18, 1999.
(2) Incorporated by reference to the Annual Report on Form 20-F of the Company dated June 1, 2000.
(3) Incorporated by reference to the Annual Report on Form 20-F of the Company dated June 27, 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.





                                      DOMAN INDUSTRIES LIMITED

                                      Per: /s/ J.H. DOMAN
                                           ----------------------------------
                                           J.H. Doman
                                           President and Chief Executive Officer



Date:  June 20, 2003

                                 CERTIFICATIONS

I, P.G. HOSIER, certify that:

     1. I have reviewed this annual report on Form 20-F of Doman Industries Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 20th day of June, 2003.

                                       /s/ P.G. HOSIER
                                       ---------------------------------------
                                       P.G. Hosier
                                       Vice President Finance and
                                       Chief Financial Officer
                                       Doman Industries Limited

                                 CERTIFICATIONS

I, J.H. DOMAN, certify that:

     1. I have reviewed this annual report on Form 20-F of Doman Industries Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 20th day of June, 2003.

                                       /s/ J.H. DOMAN
                                       ----------------------------------------
                                       J.H. Doman
                                       President and Chief Executive Officer
                                       Doman Industries Limited