Form 20-F
period 2003-12-31
DOMAN INDUSTRIES LTD
filed 2004-06-03
CIK 918418

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 20-F
                               -------------------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2003, or

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

            U.S.$425,000,000 8 3/4% SENIOR NOTES DUE MARCH 15, 2004
                    (OF WHICH U.S. $388 MILLION OUTSTANDING)
           U.S.$125,000,000 9 1/4% SENIOR NOTES DUE NOVEMBER 15, 2007
           U.S.$ 160,000,000 12% SENIOR SECURED NOTES DUE JULY 1, 2004
                                (Title of Class)

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

                                TABLE OF CONTENTS


PRELIMINARY INFORMATION.................................................       1
           Glossary of Certain Terms....................................       1
           Basis of Presentation........................................       7
           Forward Looking Statements...................................       7

PART 1     .............................................................       8
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........       8
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE......................       8
ITEM 3.    KEY INFORMATION..............................................       8
           A.   Selected Financial Data.................................       8
           B.   Capitalization and Indebtedness.........................      10
           C.   Reasons for the Offer and Use of Proceeds...............      10
           D.   Risk Factors............................................      10
ITEM 4.    INFORMATION ON THE COMPANY...................................      15
           A.   History and Development of the Company..................      15
           B.   Business Overview.......................................      25
           C.   Organizational Structure................................      39
           D.   Property, Plants and Equipment..........................      40
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................      43
           A.   Operating Results.......................................      43
           B.   Liquidity and Capital Resources.........................      50
           C.   Research and Development, Patents and Licenses..........      51
           D.   Trend Information.......................................      51
           E.   Off-Balance Sheet Arrangements..........................      54
           F.   Tabular Disclosure of Contractual Obligation............      54
           G.   Safe Harbour............................................      54
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................      54
           A.   Directors and Senior Management.........................      54
           B.   Compensation............................................      56
           C.   Board Practices.........................................      61
           D.   Employees...............................................      64
           E.   Share Ownership.........................................      64
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............      65
           A.   Major Shareholders......................................      65
           B.   Related Party Transactions..............................      65
           C.   Interests of Experts and Counsel........................      66
ITEM 8.    FINANCIAL INFORMATION........................................      66
           A.   Consolidated Statements and Other Financial Information.      66
           B.   Significant Changes.....................................      67
ITEM 9.    THE OFFER AND LISTING........................................      67
           A.   Offer and Listing Detail................................      67
           B.   Plan of Distribution....................................      68
           C.   Markets.................................................      68
           D.   Selling Shareholder.....................................      68
           E.   Dilution................................................      68
           F.   Expenses of Issue.......................................      68
ITEM 10.   ADDITIONAL INFORMATION.......................................      69
           A.   Share Capital...........................................      69
           B.   Articles and Bylaws.....................................      69
           C.   Material Contracts......................................      70
           D.   Exchange Controls.......................................      71
           E.   Taxation................................................      71
           F.   Dividends and Paying Agent..............................      72
           G.   Statement by Experts....................................      72
           H.   Documents on Display....................................      72
           I.   Subsidiary Information..................................      73
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...      73
           Interest Rate Risk...........................................      73
           Foreign Currency Exchange Rate Risk..........................      73
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......      73

PART II    .............................................................      74
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............      74
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS..............................................      74
ITEM 15.   CONTROLS AND PROCEDURES......................................      74
ITEM 16.   RESERVED.....................................................      74
ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT.............................      74
ITEM 16B   CODE OF ETHICS...............................................      74
ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES.......................      74
ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...      75
ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS...................................................      75

PART III   .............................................................      75
ITEM 17.   FINANCIAL STATEMENTS.........................................      75
ITEM 18.   FINANCIAL STATEMENTS.........................................     107
ITEM 19.   EXHIBITS.....................................................     107

                             PRELIMINARY INFORMATION

GLOSSARY OF CERTAIN TERMS

All references to "Company" or "Doman" means Doman Industries Limited and its subsidiaries including Western Pulp Limited Partnership unless the context of the sentence clearly suggests otherwise. Certain terms used in this annual report are defined below.



"1994 NOTES".........................   The U.S.$425 million of unsecured 8.75%
                                        senior notes due March 15, 2004 issued
                                        by the Company and guaranteed by
                                        substantially all of its subsidiaries,
                                        of which U.S. $388 million are
                                        outstanding.

"1997 NOTES".........................   The U.S.$125 million of unsecured 9.25%
                                        senior notes due November 15, 2007
                                        issued by the Company and guaranteed by
                                        substantially all of its subsidiaries.

"1999 NOTES".........................   The U.S.$160 million of 12% senior
                                        secured notes due July 1, 2004 issued by the Company and guaranteed by substantially all of its subsidiaries.

"AAC"................................   Allowable annual cut -- the volume of
                                        timber which the holder of a tree farm
                                        licence or forest licence may harvest
                                        under the licence in any given year as
                                        determined by the Ministry of Forests.

"ADMT"...............................   Air dried metric tonne -- a metric tonne
                                        of pulp with a moisture content of 10%
                                        or less.

"AFFECTED CREDITORS".................   Affected Creditors has the same meaning
                                        ascribed to the term under the Plan.

"ANNUAL CUT".........................   The volume of timber which the holder of
                                        a timber licence expects to harvest
                                        annually from that timber licence.

"BOARD" OR "BOARD OF DIRECTORS"......   The board of directors of the Company.

"BOARD FEET".........................   The plural of board foot; a board foot
                                        is one square foot of lumber, one inch
                                        (1") thick.

"BRASCAN"............................   Brascan Financial Corporation.

"CANADIAN GAAP"......................   Canadian generally accepted accounting
                                        principles.

"CBCA"...............................   Canada Business Corporations Act, as
                                        amended.

"CCAA"...............................   Companies' Creditors Arrangement Act
                                        (Canada), as amended.

"CEO"................................   Chief Executive Officer of the Company.

"CIT"................................   CIT Business Credit Canada Inc.

"CLASS A COMMON SHARES"..............   The Class A Common Shares of the
                                        Company.

"CLASS A PREFERRED SHARES, SERIES 4"    The Class A cumulative redeemable
                                        preferred shares, Series 4 in the
                                        capital of the Company.

"CLASS C WARRANTS"...................   The warrants proposed to be distributed
                                        to Existing Doman Shareholders pursuant
                                        to and in accordance with the terms and
                                        conditions in the Plan.

"CODE"...............................   The Forest Practices Code of British
                                        Columbia Act, as amended.

"COURT" .............................   The Supreme Court of British Columbia.

"DFPL"...............................   Doman Forest Products Limited.

"DISSOLVING SULPHITE PULP"...........   A specialty pulp manufactured by an acid
                                        cooking process and used in the
                                        production of garments, food products,
                                        lacquers, disposable diapers, cigarette
                                        filters and quality paper products.

"DWL"................................   Doman-Western Lumber Ltd.

"EQUITY SHARES"......................   The Class A Common Shares and Non-Voting
                                        Shares.

"EXISTING DOMAN SHAREHOLDERS"........   The registered holders, as of the Plan
                                        Implementation Date, of the Equity
                                        Shares and the Class A Preferred Shares,
                                        Series 4.

"FEDERAL GOVERNMENT".................   The Federal Government of Canada.

"FIBRE"..............................   The raw material used in the production
                                        of lumber and pulp consisting primarily
                                        of logs and wood chips.

"FOREST ACT".........................   The Forest Act (British Columbia), as
                                        amended.

"FOREST LICENCE" OR "FL".............   A licence granted by the Ministry of
                                        Forests which entitles the holder to cut a specific volume of timber on government lands.

"FOREST INVESTMENT ACCOUNT" OR "FIA".   A Provincial Government mechanism for
                                        promoting sustainable forest management
                                        in British Columbia through which the
                                        Minister of Forests may provide funding
                                        for certain forest management
                                        activities.

"FOREST AND RANGE PRACTICES ACT"
 OR "FRPA"...........................   The Forest and Range Practices Act
                                        (British Columbia), as amended.

"FOREST RENEWAL B.C."................   A Provincial Government program whose
                                        mandate was to plan and implement a
                                        program of expenditures in order to
                                        renew the forest economy of British
                                        Columbia, enhance the productive
                                        capacity and environmental value of
                                        forest lands, create jobs, provide
                                        training for forest workers and
                                        strengthen communities.

"HECTARE"............................   An area equal to 2.47 acres.

"HOG FUEL"...........................   Wood residue produced by a sawmill or a
                                        log merchandiser.

"INFORMATION CIRCULAR"...............   The information circular and proxy
                                        statement dated May 7, 2004, in respect
                                        of the meeting of Affected Creditors to
                                        be held on June 7, 2004 to approve the
                                        Plan.

"INTERFOR"...........................   International Forest Products Limited.

"ITA"................................   Income Tax Act (Canada), as amended.

"LOG MERCHANDISER"...................   The Company's log merchandiser located
                                        in Nanaimo, British Columbia, which
                                        extracts the lumber portions of lower
                                        quality logs and processes the balance
                                        into wood chips.

"LUMBER ASSETS"......................   All of the businesses and assets of
                                        Doman other than the Pulp Assets and the Port Alice Assets.

"LUMBERCO"...........................   4204247 Canada Inc., a corporation
                                        incorporated pursuant to the CBCA for
                                        the purpose of acquiring and holding the Lumber Assets and Pulpco Shares, whose name will be changed to "Western Forest
                                        Products Inc." or such other name as may be acceptable to Doman and the Restricted Group.

"LUMBERCO SHARES"....................   The common shares of Lumberco to be
                                        distributed pursuant to the Plan.

"LUMBERCO SECURED BONDS".............   The secured bonds to be issued by
                                        Lumberco pursuant to the Private
                                        Placement, the exercise of the Warrants
                                        and the Standby Commitment, which bonds
                                        will have the attributes set out in the
                                        Lumberco secured bonds term sheet
                                        attached as Schedule A to the Plan.

"M(3)"...............................   A cubic metre.

"MFBM"...............................   One thousand board feet measure, being
                                        one thousand square feet of lumber one
                                        inch (1") thick.

"MINISTRY OF FORESTS"................   The Ministry of Forests of British
                                        Columbia.

"MLIM PRIVATE PLACEMENT PURCHASERS"..   Debt Strategies Fund, Inc., Merrill
                                        Lynch Global Investment Series - Income
                                        Strategies Portfolio, Merrill Lynch Bond
                                        Fund, Inc. - High Income Portfolio,
                                        Master U.S. High Yield Trust, Corporate
                                        High Yield Fund, Inc., Corporate High
                                        Yield Fund V, Inc., Corporate High Yield
                                        Fund VI, Inc. and Floating Rate Income
                                        Strategies Fund, Inc.

"MMFBM"..............................   One million board feet measure, being
                                        one million square feet of lumber inch
                                        (1") thick.

"MONITOR"............................   KPMG Inc.

"NAFTA"..............................   The North American Free Trade Agreement.

"NBSK PULP"..........................   Northern Bleached Softwood Kraft pulp, a
                                        high quality white chemical kraft pulp
                                        produced from slow growing northern
                                        softwood trees and differentiated from
                                        other grades of pulp by its fibre length and strength.

"NON-VOTING SHARES"..................   The Class B Non-Voting Shares, Series 2,
                                        of the Company.

"NOTES" .............................   The 1994 Notes, the 1997 Notes and the
                                        1999 Notes.

"NOTEHOLDER AGREEMENTS" .............   The Secured Note Agreement, Unsecured
                                        1994 Note Agreement and Unsecured 1997
                                        Note Agreement.

"ORIGINAL NOTEHOLDER GROUP" .........   Those holders of the 1994 Notes and the
                                        1997 Notes represented by Tricap,
                                        Merrill Lynch Investment Manager LP and
                                        Oppenheimer & Co.

"PACIFIC FOREST".....................   Pacific Forest Products Limited.

"PASC"...............................   Port Alice Specialty Cellulose Inc.

"PLAN"...............................   The plan of compromise and arrangement
                                        pursuant to the CCAA and reorganization
                                        pursuant to CBCA in respect of Doman
                                        which is attached Schedule I to the
                                        Information Circular.

"PLAN IMPLEMENTATION DATE:...........   The business day on which the Monitor
                                        has filed with the Court a certificate
                                        pursuant to Section 8.5 of the Plan
                                        stating that all conditions precedent to implementation of the Plan set forth in
                                        Section 8.4 of the Plan have been
                                        satisfied or waived, which will not be
                                        earlier than July 1, 2004 or later than
                                        July 31, 2004 unless otherwise ordered
                                        by the Court and not objected to by the
                                        Restricted Group.

"PLAN UNITS".........................   A unit that may be purchased pursuant to
                                        the exercise of a Warrant or pursuant to the Standby Commitment, consisting of
                                        US$1,000 aggregate principal amount of
                                        Lumberco Secured Bonds and a pro rata
                                        share of Lumberco Shares from the
                                        Warrant Share Pool.

"PORT ALICE AGREEMENT"...............   The purchase and sale agreement between
                                        WPLP and PASC dated as of May 9, 2004
                                        relating to the purchase and sale of the Port Alice pulp mill including the real property, plant and fixtures used in or connected with the operation of the Port
                                        Alice pulp mill and adjusted working
                                        capital of $2.73 million and assumption
                                        of outstanding obligations related to
                                        the Port Alice pulp mill.

"PORT ALICE ASSETS"..................   The Port Alice pulp mill and related
                                        assets sold to PASC by WPLP pursuant to
                                        the Port Alice Agreement.

"PRIVATE PLACEMENT"..................   The sale of Private Placement Units to
                                        the Standby Purchasers for aggregate
                                        proceeds of US$105 million pursuant to
                                        and in accordance with the terms and
                                        conditions of the Plan.

"PRIVATE PLACEMENT UNITS"............   Units to be sold to the Standby
                                        Purchasers pursuant to the Private
                                        Placement, each such unit to be
                                        identical to the Plan Units and to
                                        consist of $1,000 aggregate principal
                                        amount of Lumberco Secured Bonds and a
                                        pro-rata share of Lumberco Shares from
                                        the Private Placement Share Pool.

"PRIVATE PLACEMENT SHARE POOL".......   Lumberco Shares representing, in
                                        aggregate, 12.5% of the total number of
                                        Lumberco Shares outstanding (as at the
                                        Plan Implementation Date) after giving
                                        effect to the transactions contemplated
                                        by the Plan (including the Private
                                        Placement, the exercise of Warrants and
                                        the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued pursuant to the Private
                                        Placement.

"PROVINCE"...........................   The Province of British Columbia.

"PROVINCIAL GOVERNMENT"..............   The Provincial Government of British
                                        Columbia.

"PULP ASSETS"........................   All of the pulp related businesses and
                                        assets of the Doman, excluding the Port
                                        Alice Assets.

"PULP SEGMENT".......................   The Company's pulp management,
                                        manufacturing and sales operations.

"PULPCO".............................   4204255 Canada Inc., a corporation
                                        incorporated pursuant to the CBCA (which shall become a wholly-owned subsidiary of Lumberco pursuant to the Plan), for the purpose of acquiring and holding the Pulp Assets, whose name will be changed to "Western Pulp Limited" or such other name as may be acceptable to Doman and the Restricted Group.

"PULPCO NOTE"........................   The secured term promissory note to be
                                        issued by Pulpco to WPLP and which shall later be assigned to Lumberco pursuant to the Plan.

"PULPCO SHARES"......................   The outstanding common shares of Pulpco.

"RESTRICTED GROUP"...................   The informal group of noteholders
                                        (comprised of certain Unsecured
                                        Noteholders (that are members of the
                                        Unsecured Noteholder Committee) and
                                        Tricap, who have executed
                                        confidentiality agreements with Doman
                                        that have not expired) established to
                                        help negotiate the terms of a financial
                                        and corporate restructuring with Doman.

"SANCTION ORDER".....................   The order proposed to be made in the
                                        CCAA proceedings, among other things, to sanction the Plan and direct the completion of certain related corporate and financing transactions, as such order may be amended, varied or modified by the Court from time to time.

"SECURED NOTE AGREEMENT".............   The agreement between the Company and
                                        substantially all of its subsidiaries as guarantors, and Norwest Bank Minnesota,
                                        National Association (subsequently
                                        replaced by the Secured Note Trustee),
                                        as trustee, dated as of June 18, 1999,
                                        constituting and securing the 1999
                                        Notes.

"SECURED NOTE TRUSTEE"...............   Wells Fargo Bank Minnesota N.A., as
                                        trustee for the holders of the 1999
                                        Notes.

"SOLID WOOD SEGMENT".................   The Company's sawmilling, lumber
                                        remanufacturing, lumber marketing, log
                                        merchandiser and logging operations.

"SPF 2X4 LUMBER".....................   2" x 4" kiln dried random lengths of
                                        spruce, pine and fir lumber, which is a
                                        North American commodity grade of
                                        standard and better dimensional lumber.

"STANDBY COMMITMENT".................   The several commitment provided by the
                                        Standby Purchasers to purchase a number
                                        of Plan Units equal to the total number
                                        of Plan Units that may be acquired on
                                        the exercise of all Warrants distributed pursuant to the Plan, less the number of Plan Units in respect of which Warrants are validly exercised prior to the Warrant Expiry Time, as contemplated by
                                        Section 7.2 of the Plan.

"STANDBY PURCHASERS".................   Tricap, MLIM Private Placement
                                        Purchasers, Quadrangle Group LCC and
                                        Amaranth LLC.

"SUSTAINED YIELD"....................   The yield that a forest can produce
                                        continuously (i.e. in perpetuity) at a
                                        given intensity of management without
                                        impairment of the land's productivity,
                                        with the intent that there will be a
                                        balance between timber growth and
                                        harvesting on a sustainable basis.

"TIMBER LICENCE" OR "TL".............   A license granted by the Ministry of
                                        Forests which entitles the holder to
                                        harvest the area over a specified
                                        period.

"TIMBER SUPPLY AREAS" OR "TSA".......   The areas of Provincial Government
                                        timberland which are not designated as
                                        TFLs.

"TONNE"..............................   A metric tonne -- 1,000 kilograms or
                                        2,204.6 pounds.

"TREE FARM LICENCE" OR "TFL".........   A licence granted by the Ministry of
                                        Forests under which the licensee
                                        undertakes to manage an area of timber
                                        and to yield an annual harvest on a
                                        sustained yield basis.

"TRICAP" ............................   The Tricap Restructuring Fund.

"UBS" ...............................   UBS Securities Canada Inc. and UBS
                                        Securities LLC and their affiliates, the financial advisor to the Company.

"USDOC"..............................   The U.S. Department of Commerce.

"USITC"..............................   The U.S. International Trade Commission.

"UNIT"...............................   Between 1,500 to 2,000 pounds of wood
                                        chips, depending upon the species of
                                        timber.

"UNSECURED 1994 NOTE AGREEMENT" .....   The agreement between the Company and
                                        substantially all of its subsidiaries as guarantors, and the United States Trust
                                        Company of New York (subsequently
                                        replaced by Bank of New York), as
                                        trustee, dated as of March 2, 1994
                                        constituting the 1994 Notes.

"UNSECURED 1997 NOTE AGREEMENT" .....   The agreement between the Company and
                                        substantially all of its subsidiaries as guarantors, and the United States Trust
                                        Company of New York (subsequently
                                        replaced by Bank of New York), as
                                        trustee, dated as of November 13, 1997
                                        constituting the 1997 Notes.

"UNSECURED NOTES"....................   The 1994 Notes and 1997 Notes.

"UNSECURED NOTEHOLDER COMMITTEE".....   means the informal committee of holders
                                        of the Unsecured Notes recognized in the Court order dated October 10, 2003 issued under the CCAA and Tricap.

"UNSECURED NOTEHOLDERS" .............   Holders of the Unsecured Notes.

"UPPER GRADE LUMBER".................   A grade of lumber which is substantially
                                        clear of knots.

"U.S. GAAP"..........................   United States generally accepted
                                        accounting principles.

"U.S. SECURITIES ACT"................   The United States Securities Act of
                                        1933, as amended.

"WARRANTS"...........................   The Class A Warrants as defined in the
                                        Plan and the Class B Warrants as defined in the Plan.

"WARRANT EXPIRY TIME"................   4:00 p.m. (Toronto time) on the date
                                        that is 21 days after the Warrant Record
                                        Date.

"WARRANT RECORD DATE"................   The date established in the Sanction
                                        Order as the date for determining
                                        Affected Creditors entitled to receive
                                        Warrants pursuant to the Plan.

"WARRANT SHARE POOL".................   Lumberco Shares which are to be issued
                                        upon the exercise of Warrants and/or
                                        pursuant to the Standby Commitment,
                                        representing in aggregate, 12.5% of the
                                        total number of Lumberco Shares
                                        outstanding (as at the Plan
                                        Implementation Date) after giving effect to the transactions contemplated by the Plan (including the Private Placement, the exercise of Warrants and the Standby
                                        Commitment but excluding the exercise of the Class C Warrants).

"WFPL"...............................   Western Forest Products Limited.

"WPLP"...............................   Western Pulp Limited Partnership, a
                                        limited partnership formed pursuant to
                                        the laws of British Columbia.

"WOOD CHIPS".........................   Small pieces of wood used to make pulp.
                                        The wood chips are produced either from
                                        wood waste in a sawmill or a log
                                        merchandiser or from pulp wood cut
                                        specifically for this purpose. Wood
                                        chips are generally uniform in size and
                                        are larger and coarser than sawdust.

"WORKING CAPITAL FACILITY" ..........   A secured revolving operating loan
                                        facility of up to Cdn$65,000,000 under
                                        an agreement with CIT.

"WTO"................................   The World Trade Organization.


BASIS OF PRESENTATION

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars and all accounting information is prepared in accordance with Canadian generally accepted accounting principles.

The information set forth in this report is as at May 21, 2004 unless an earlier or later date is indicated or otherwise required by the context.

FORWARD LOOKING STATEMENTS

     This report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - D. Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

                                     PART 1

     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

     ITEM 3. KEY INFORMATION

     The Company is reorganizing its affairs under protection of the CCAA. For a discussion of the background to and status of the restructuring see "Item 4. Information on the Company - A. History and Development of the Company".

A.   SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP. In addition, information is presented to show the difference which would result from the application of U.S. GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see note 17 of the Company's consolidated financial statements included elsewhere in this report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein or previously filed by the Company and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

     The following table is a summary of selected financial information concerning the Company for each of the last five years:

CANADIAN GAAP

                                                                    YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------------
                                           2003             2002             2001             2000            1999
                                       -----------      -----------      -----------      -----------      -----------
                                                               (thousands of dollars except per share amounts)
OPERATING RESULTS
  Sales ..........................     $   589,015      $   634,934      $   769,977      $   955,404      $   873,636
  Operating earnings (loss)                (85,511)         (62,557)        (347,107)          81,239           26,048
  Interest income (expense)(1) ...          88,331          (97,754)        (173,362)        (142,834)         (42,589)
  Other income (expense) .........          (5,590)          (2,984)          14,399            3,787           (1,966)
  Net loss .......................          (3,804)        (164,105)        (412,854)         (39,750)         (15,140)
FINANCIAL POSITION
  Working capital ................        (720,928)         149,074          232,161          395,057          378,347
  Total assets ...................         749,052          843,926          974,532        1,473,534        1,504,695
  Long-term debt .................         162,063        1,061,725        1,071,954        1,050,400        1,024,743
SHAREHOLDERS' EQUITY
  Preferred shareholders .........          64,076           64,076           64,076           64,076           64,076
  Equity shareholders (2) ........        (483,401)        (479,597)        (304,940)         107,914          137,099
  Net loss per Equity Share (3)(4)
    Basic ........................           (0.20)           (3.97)           (9.82)           (1.04)           (0.45)
    Diluted ......................           (0.20)           (3.97)           (9.82)           (1.04)           (0.45)
DIVIDENDS PER EQUITY SHARE
  Cash ...........................              --               --               --               --               --

------------------
(1) Including foreign exchange gains and losses on translation of long-term debt.

(2)  Before accrued dividends on Class A Preferred Shares, Series 4.

(3) Equity shares means Class A Common Shares and Non-Voting Shares issued by the Company. As of the date hereof there are 4,774,971 Class A Common Shares and 37,706,012 Non Voting Shares outstanding.

(4) After giving retroactive effect to stock dividends and after provision for dividends on Class A Preferred Shares, Series 4.

U.S. GAAP

                                                                  YEARS ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------
                                           2003            2002            2001             2000             1999
                                        ---------       ----------       ----------       ----------       ----------
                                                      (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
  Sales .........................         681,427          703,709      $   851,735      $ 1,001,956      $   935,373
  Operating earnings (loss) .....         (82,913)        (104,011)        (346,607)          81,739           26,048
  Interest income (expense)(1) ..          88,331          (97,754)        (173,362)        (142,834)         (42,589)
  Net loss ......................          (1,206)        (205,559)        (418,808)         (39,443)         (15,140)
FINANCIAL POSITION
  Working capital ...............        (720,928)         149,074          232,161          395,057          378,347
  Total assets ..................         693,984          786,260          958,320        1,456,822        1,504,695
  Long-term debt ................         162,063        1,061,725        1,071,954        1,050,400        1,024,743
SHAREHOLDERS' EQUITY (DEFICIENCY)
  Preferred shareholders ........          64,076           64,076           64,076           64,076           64,076
  Equity shareholders(2) ........        (536,269)        (537,263)        (321,152)          97,656          137,094
  Net loss per Equity Share(3)(4)
    Basic .......................           (0.14)           (4.94)           (9.96)           (1.03)           (0.45)
    Diluted .....................           (0.14)           (4.94)           (9.96)           (1.03)           (0.45)
DIVIDENDS PER EQUITY SHARE
    Cash ........................              --               --               --               --               --

(1) Including foreign exchange gains and losses on translation of long-term debt.

(2)  Before deferred dividends on Class A Preferred Shares, Series 4.

(3) Equity shares means Class A Common Shares and Non-Voting Shares issued by the Company. As of the date hereof there are 4,774,971 Class A Common Shares and 37,706,012 Non Voting Shares outstanding.

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

                                               YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------
                                  2003       2002       2001       2000       1999
                                 ------     ------     ------     ------     ------
     End of period ...........   0.7738     0.6339     0.6279     0.6666     0.6925
     High for period .........   0.7738     0.6619     0.6697     0.6984     0.6925
     Low for period ..........   0.6349     0.6143     0.6241     0.6397     0.6535
     Average for period.......   0.6998     0.6368     0.6457     0.6732     0.6744

     The following table sets out the range of high and low exchange rates, based on the noon buying rate, for the conversion of Canadian dollars into U.S. dollars, for the following periods.

                                                              LOW         HIGH
                                                             ------      ------
2003
November...............................................      0.7484      0.7708
December...............................................      0.7460      0.7738

2004
January................................................      0.7496      0.7880
February...............................................      0.7444      0.7629
March..................................................      0.7418      0.7645
April..................................................      0.7293      0.7637
May 1 to 21............................................      0.7158      0.7298

     On May 21, 2004, the noon buying rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was U.S.$0.7281 per Canadian dollar.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     The following factors, any of which could have a material adverse effect on the operations and financial conditions and cash flow of the Company, should be carefully considered in evaluating the Company and its business.

GOING CONCERN

     The Company is reorganizing its affairs under protection of the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to an order issued by the Court under the CCAA. Under the terms of the Court order the Company is required to file a plan of compromise or arrangement with the Court setting out the terms of the restructuring. The Company submitted the Plan to the Court on April 30, 2004. For further information, see "Item 4. Information on the Company - A. History and Development of the Company" and the Company's consolidated financial statements under "Item 17. Financial Statements". The ability of the Company to continue as a going concern and realize the carrying value of its assets and settlement of obligations in the normal course is dependent upon the Company's ability to emerge from CCAA proceedings and generate sufficient positive operating cash flow thereafter. The auditors' report on the Company's consolidated financial statements included in this annual report includes additional comments with respect to this issue. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     There can be no assurance that the Company will successfully emerge from its CCAA proceedings. Implementation of the Plan and the emergence from CCAA is subject to the approval of Affected Creditors and the Court as well as the satisfaction of a number of conditions. If the requisite approvals are granted, the conditions have been satisfied and the Plan is implemented, the unsecured indebtedness of the Company will be compromised in exchange for Lumberco Shares and Warrants, all as described under "Item 4 - Information on the Company - A. History and Development of the Company - Plan of Compromise and Arrangement".

FAILURE TO SUCCESSFULLY CONCLUDE A REORGANIZATION PLAN

     In the event that the Plan is not successfully implemented, the prospect of the liquidation of Doman would become likely, as Doman is not receiving sufficient cash from its operations to pay its ongoing obligations and to repay its Notes. See "Item 4 - Information on the Company - A. History and Development of the Company".

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

     In the event the Company emerges from CCAA, the Company's level of debt, although expected to be reduced, and the limitations imposed on it by its debt agreements and any replacement debt agreements could have important consequences, including the following:

     - the Company will have to use a significant portion of its cash flow from operations for debt service, rather than for the Company's operations;

     - the Company may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes;

     - the Company could remain vulnerable to economic downturns and less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

     - the Company's less leveraged competitors could have a competitive advantage.

     The Company's ability to pay its debt obligations will depend on its future performance. To a significant extent, the Company's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond the Company's control. No assurance can be given that the Company's business will generate cash flow from operations sufficient to pay the Company's indebtedness, fund the Company's other liquidity needs or permit the Company to refinance its indebtedness. The Company can provide no assurance that it can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

UNCERTAINTY AS TO SUCCESS OF COMPANY'S ACTIVITIES

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

PRODUCT PRICING AND VARIABLE OPERATING RESULTS

     The Company's financial performance is principally dependent on the prices the Company receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. No assurance can be given as to the timing and extent of any price improvements. See Item 5. Operating and Financial Review and Prospects - D. Trend Information - Product Pricing.

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

     The markets for the Company's products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

     -    additions to industry capacity;

     -    increased industry production;

     - periods of insufficient demand due to weak general economic activity or other causes; and

     -    inventory destocking by customers.

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

FOREIGN CURRENCIES

     Approximately 70% of the Company's sales in 2003 were made in U.S. dollars, while most of the Company's operating costs and expenses are incurred in Canadian dollars. The Company's results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Item 5. Operating and Financial Review and Prospects - D. Trend Information - Foreign Currencies".

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

      Over 90% of all timberlands in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act empowers the Ministry of Forests to grant timber tenures, including tree farm licences, forest licences and timber sales licences, to producers. The provincial Chief Forester periodically conducts, or requires a licensee to conduct, a timber supply analysis upon which various licence AACs are based. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including those owned by Doman. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

     Recently the Government of British Columbia adopted legislation which implements the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas, among others: (1) market pricing - for stumpage purposes; (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities; (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements; (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licencees.

     The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licensees having Crown cutting rights in excess of 200,000 m3 per year. The Forestry Revitalization Act (British Columbia) requires that Doman surrender 685,216 m3 of its AAC derived from its TFLs (including timber licenses contained within TFLs) and forest licenses by March 31, 2006 as well as 20% of the unreverted area of timber licenses outside of TFLs. Doman will be compensated for the take-back according to criteria to be prescribed by the Provincial Government. Disputes regarding the amount of compensation will be resolved by arbitration. The legislation provides for a period of up to three years for the tenure reductions to be negotiated, and, in the meantime, harvesting is to continue as normal.

     Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the long-term impact on stumpage fees of the new auction based stumpage system. It is therefore not yet possible to gauge the overall impacts of the new legislation on Doman's operations.

STUMPAGE FEES

     Stumpage is the fee that the Provincial Government charges companies to harvest timber from Crown land. Prior to February 29, 2004, the amount of stumpage paid for each cubic meter of wood harvested was based on a target rate set by government. Stumpage payments for a harvesting area took into consideration specific operating conditions, timber quality and administrative procedures.

     Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the U.S. The move to a more open and competitive market pricing system for timber and logs for the coastal forest sector was announced by the Provincial Government on January 16, 2004. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

SOFTWOOD LUMBER DISPUTE

     As a result of USITC determination that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. USDOC issued countervailing and anti-dumping orders which took effect on May 22, 2002. These duties have had a material adverse impact on operations of Doman including reduced profit margins. Although the Canadian government and Canadian lumber companies affected by such duties have initiated challenges under the NAFTA and before the WTO, it is not possible to predict the results of such challenges. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on Doman's operations. See "Item 4. Information on the Company - B. Business Overview - Softwood Lumber Dispute".

COMPETITION

     The markets for Doman's products are highly competitive on a domestic and international level, with a number of forest products firms, ranging from very large integrated firms to smaller specialty firms, competing in each market. Many of Doman's competitors have substantially greater financial and operating resources than Doman. Some of Doman's competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. Doman must compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition in the markets for Doman's products is price, Doman must also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on selling prices and the overall profitability of Doman. Doman's competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

INTERNATIONAL BUSINESS

     In general, Doman's sales will be subject to the risks of international business, including:

     -    fluctuations in foreign currencies;

     - changes in the economic strength of the countries in which Doman will conduct business;

     -    trade disputes;

     -    changes in regulatory requirements;

     -    tariffs and other barriers; and

     - quotas, duties, taxes and other charges or restrictions upon exportation.

     Doman's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S., international sensitivity to interest rates, and the strength of world markets for NBSK pulp could all have a significant effect on the operations and results of Doman.

ENVIRONMENTAL REGULATION

     Doman is subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on Doman's operations regarding, among other things:

     -    air emissions;

     -    water discharges;

     -    use and handling of hazardous materials;

     -    use, handling and disposal of waste; and

     -    remediation of environmental contamination.

     Doman may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, Doman may discover currently unknown environmental problems or conditions related to its operations. Any such event could have a material adverse effect on Doman's business, financial condition, results of operations and cash flows.

     With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that further work is not anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants", for which new lower emission limits have been established. Included in the criteria air contaminants are sulphur dioxide and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on the Company's mills. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to green house gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore, at this time the Company cannot assess the costs of complying with these requirements.

     For further information see "Item 4. Information on the Business - B. Business Overview - Environment".

FIRST NATIONS LAND CLAIMS

     First Nations in British Columbia have made claims of ownership or interests in substantial portions of land in the Province of British Columbia, including areas where Doman's timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

     First Nations groups are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from this treaty process may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on Doman's timber tenures or the amounts of compensation that Doman would receive for any taking, if any, cannot be estimated at this time.

     To resolve outstanding claims, the Federal Government and Provincial Government in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2003, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process.

     Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with First Nations groups. This policy is reflected in the terms of the Company's timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

     The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or the Provincial Government in the near future.

     For further information see "Item 4. Information on the Business - B. Business Overview - First Nations Issues".

EMPLOYEES AND LABOUR RELATIONS

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

INABILITY TO ENFORCE CERTAIN CIVIL LIABILITIES

     The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be affected adversely by the fact that:

     -    the Company is organized under the laws of Canada;

     - almost all of the Company's officers and directors are residents of Canada; and

     - all or a substantial portion of the Company's assets and the Company's officers and directors may be located outside the U.S.

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

ENFORCING UNITED STATES BANKRUPTCY AND OTHER LAWS IN CANADA

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

SIGNIFICANT SHAREHOLDER

     Harbanse S. Doman, the Company's Chairman, controls approximately 71.5% of the Company's Class A Common Shares. Accordingly, Mr. Doman could effectively prevent or cause a change of control in the Company's ownership. This control position does not apply to the approval of the Plan. Existing Doman Shareholders, including Mr. Doman, are not entitled to vote on the Plan.

     For a discussion of the risk factors applicable to Lumberco see the Information Circular.

     ITEM 4.INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the Company Act (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Cumulative Redeemable Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the CBCA on June 12, 2002.

     The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and its registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

     The Company's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Company and two other British Columbia forest products companies formed WFPL, which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Company increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Company completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Company acquired certain assets from Pacific Forest, including three sawmills, timber tenures having an AAC of approximately
1.7 million cubic metres and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs.

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

     Over the past few years, the Company's competitive and financial position has been negatively influenced by a number of factors including:

     - industry-wide effects of high operating costs and provincial stumpage rates;

     - compliance with the Code, which significantly impacts harvesting practices;

     - certain actions taken by the Provincial Government, including the elimination of timber license royalties in favour of stumpage fees, failure under alleged agreements to acquire timber tenures from the Company and under an alleged agreement to provide fibre supply to the Company, the administration of the stumpage system and the impact of the assistance package provided to the Skeena Cellulose pulp mill by the Province;

     - the softwood lumber trade dispute between Canada and the United States, which has resulted in major disruptions to the Company's lumber and logging operations and adversely impacted the ability of the Company to market its softwood lumber in the United States;

     - weakness in the Japanese economy which reduced demand for lumber produced by the Company;

     -    weak pulp prices; and

     -    high debt servicing costs.

     The Company's financial results have been negatively impacted by the factors described above, reduced demand for both its pulp and lumber arising from poor economic conditions in Asia since 1997 and weak pulp prices. Sales have declined significantly over the past few years as have cash flows. The Company posted losses of $412.9 million for the year ended December 31, 2001, $164.1 million for the year ended December 31, 2002, and $3.8 million for the year ended December 31, 2003. (See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Results of Operations - 2003 versus 2002" for a discussion of the U.S. exchange rate effect on the results of operations for the year ended December 31, 2003.)

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

     The Company issued the 1994 Notes in March 1994. Interest accrues on the outstanding 1994 Notes at 8.75% per annum and is payable from time to time in accordance with the Unsecured 1994 Note Agreement. The 1994 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1994 Note Agreement. A default under the Unsecured 1994 Note Agreement prior to the maturity date accelerates repayment of the 1994 Notes. The Unsecured 1994 Note Agreement contains cross default provisions in respect of other indebtedness of the Company. The US$388 million of 1994 Notes outstanding, as of the date hereof, matured on March 15, 2004. (As of the date hereof the principal amount of the 1994 Notes and the interest accrued since November 7, 2002 has not been paid to the holders of the 1994 Notes.)

     The Company issued the 1997 Notes in November 1997. Interest accrues on the outstanding 1997 Notes at 9.25% per annum and is payable from time to time in accordance with the Unsecured 1997 Note Agreement. The 1997 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1997 Note Agreement. The US$125 million of 1997 Notes outstanding, as of the date hereof, matures on November 15, 2007 unless there is a default under the Unsecured 1997 Note Agreement prior to that date, in which event the repayment of the 1997 Notes may be accelerated. The Unsecured 1997 Note Agreement contains cross default provisions in respect of other indebtedness of the Company. (The interest accrued since November 7, 2002 has not been paid to the holders of the 1997 Notes.)

     The Company issued the 1999 Notes in June 1999. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. Interest accrues on the outstanding 1999 Notes at 12% per annum and is payable from time to time in accordance with the Secured Note Agreement. The 1999 Notes have no principal payments or sinking fund requirements until they mature under the Secured Note Agreement. The US$160 million of 1999 Notes outstanding, as of the date hereof, matures on July 1, 2004 unless there is a default under the Secured Note Agreement prior to that date, in which event the repayment of the 1999 Notes may be accelerated. It is an event of default under the Secured Note Agreement if the Company makes a payment default in respect of its indebtedness governed by the Unsecured 1994 Note Agreement or the Unsecured 1997 Note Agreement. The 1999 Notes are secured by a first priority lien on a portion of the Company's timber tenures, six of its operating sawmills (the lien also covered two additional sawmills which have been shut down), its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables and inventory. Borrowing on security of receivables and inventory is limited to $65 million. The Secured Noteholders are, collectively, the Company's largest secured creditor. (The interest accrued since November 7, 2002 has not been paid to the holders of the 1999 Notes.)

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

     In addition, prior to November 7, 2002, the Company had over 1,000 unsecured creditors (exclusive of its Unsecured Noteholders) and accounts payable and accrued liabilities of approximately $137 million in the aggregate, which amount has increased to approximately $236 million at December 31, 2003 largely as a result of the increase in accrued and unpaid interest on its Notes.

     The Noteholder Agreements all contemplate semi-annual interest payments prior to maturity in significant amounts. Until November 7, 2002, the Company had been making all such payments either when due, or within the 30 day grace period available thereunder. However, the pressures imposed on the Company's cash requirements as a result of the circumstances described above made it uncertain that the Company would have the financial capability of making future payments as they became due. In any event, the Company believed it would not be able to repay the 1994 Notes when due in March of 2004. Any default under any of the Noteholder Agreements means that all monies due and owing by the Company under the terms of the Noteholder Agreements become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Company under the Secured Note Agreement would become enforceable. In those circumstances, the Company would be unable to refinance that indebtedness and a forced liquidation of the Company's assets would be the inevitable result.

Restructuring Efforts

     In light of the circumstances described above, the Company changed its business plan, including the cessation of all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. From January 1, 2001 through December 31, 2003 the Company sold in excess $26 million of non-core assets in order to raise additional funds for its operations.

     In addition, over the past two and a half years, the Company expended considerable effort in exploring potential financial or strategic solutions to its financial difficulties. On February 7, 2002, the Company retained UBS as its exclusive financial advisor with respect to the provision of financial market related advisory services in connection with the design, formulation and execution of transactions involving the restructuring or recapitalization of the Company's liabilities and assisting the Company in soliciting tenders and consents in connection with any restructuring transaction.

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

     With the assistance of UBS, the Company entered into discussions with the Original Noteholders Group through Brascan, the manager to Tricap (one of the members of the Original Noteholders Group), to explore potential restructuring options. In connection therewith, the Board of Directors of the Company appointed a special committee of the Board made up of S.D.B. Smith (Chair), J. Brouwer, J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including the potential debt restructuring. After extensive review, analysis and discussions, including reorganization negotiations with the Original Noteholder Group, the Company announced on November 7, 2002, that it had reached agreement in principle with the majority of its Unsecured Noteholders on the terms of a proposed plan to consensually restructure the Company's financial affairs under the CCAA. The proposed plan was designed to keep Doman intact and establish a capital structure that would position the Company as a strong long-term competitor in the British Columbia coastal forest products industry.

     The terms of the proposed plan contemplated a substantial exchange of debt to equity by the Unsecured Noteholders whereby Unsecured Noteholders would receive for each US$100 face value of Unsecured Notes:

     - US$22 face value in the form of new 12 per cent junior secured notes due 2007 (or US$113 million in aggregate) in exchange for the US$513 million existing notes; and

     - a pro rata share of the new common shares allocated to Unsecured Noteholders, which, in aggregate, would represent 85 per cent of the new common shares of the restructured company.

     Under the terms of the proposed plan, the holders of the Class A Common Shares and the Non-Voting Shares would be treated equally. Their shares would be exchanged for shares representing in the aggregate 7.5 per cent of the new common shares of the restructured company. The Class A Preferred Shares, Series 4 would be exchanged for new common shares representing, in aggregate, 7.5 per cent of the new common shares. There would be only one class of common shares in the restructured Company, and each share would be entitled to one vote.

     Under the terms of the proposed plan, all employees and creditors with claims under Cdn$10,000, and in most cases creditors with larger claims (including sub-contractors and suppliers of goods and services), were expected to be paid in full, and other unsecured creditors were expected to be treated in the same way as Unsecured Noteholders. The 1999 Notes and the Working Capital Facility would be unaffected.

     Further, the proposed plan contemplated that, as the last step in the implementation of the plan, the Company would carry out a rights offering to shareholders of the restructured company of US$65 million 8 per cent convertible secured debentures due 2007, and, in connection therewith, Tricap committed to take up a minimum of US$32.5 million, thereby guaranteeing a minimum amount of new liquidity for the restructured Company. The proposed plan also contemplated that the board of directors would be replaced by a new board of directors consisting of six nominees of the Original Noteholders Group, one nominee of the existing shareholders of the Company and one nominee being the Chief Executive Officer of the Company.

CCAA PROCEEDINGS

     As part of the terms agreed to with the Original Noteholder Group, the Company filed for protection under the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to a Court order (the "Initial Order") under the CCAA. The effect of the Initial Order was to stay the current obligations of the Company and its subsidiaries until a plan of compromise or arrangement under the CCAA could be approved and implemented. On December 6, 2002, the Initial Order was confirmed by the Court and on February 21, 2003, the Court granted a claims process order, which, among other things, directed the Company to distribute proofs of claim to its creditors, set the procedure for creditors to file proofs of claim and continued the general stay of proceedings against all creditors until April 30, 2003. The Company then applied to the Court for an order to authorize the Company to file a plan, to direct the dissemination of the plan and an information package to affected creditors under the plan and to direct that meetings of affected creditors be convened in April 2003 for approving the plan. The draft plan of compromise or arrangement (the "Draft Plan") submitted to the Court in connection with that application was based in substance on the terms agreed to with the majority of Unsecured Noteholders, with the exception that the Draft Plan contemplated that claims of all general creditors would be satisfied in full subject to a cap of $23,500,000. The Draft Plan was not approved by the Court based upon objections to the form of the Draft Plan raised by an ad hoc committee of holders of the 1999 Notes.

     Over the ensuing months, the general stay of proceedings against creditors was extended by the Court on a number of occasions to allow the Company to negotiate with various stakeholders to develop a revised plan of compromise or arrangement. During that period a new proposal was received on a confidential basis from Tricap on July 11, 2003. However, the July 11, 2003 Tricap proposal subsequently lapsed, and it was disclosed to the Court that Tricap no longer had the support of the Original Noteholder Group. Tricap subsequently applied to the Court to request that the Court convene a meeting of affected creditors to vote on a plan of compromise or arrangement (the "Tricap Plan") submitted with its application. The Tricap Plan was significantly different from the Draft Plan, but was ultimately withdrawn by Tricap.

     In September 2003, the Unsecured Noteholder Committee was formed and requested that the Company enter into a formal solicitation process to ensure that all restructuring alternatives were fully explored. On October 10, 2003, the Court issued an order that authorized Doman to engage in a process (the "Refinancing Solicitation Process"), under the direction of UBS and under the supervision of the Monitor and direction of the Court, to solicit proposals to refinance its existing indebtedness (the "Required Financing"). Pursuant to the Refinancing Solicitation Process, the Company, with assistance from UBS, distributed its solicitation letter to in excess of 60 potential investors, and Confidential Information Packages were delivered to a number of these potential investors. In connection with the Refinancing Solicitation Process, the Company received five interim non-binding expressions of interest to provide the Required Financing, including an expression of interest from Interfor. Except as discussed below, none of these expressions of interest progressed beyond an expression of interest.

     On February 5, 2004, the Restricted Group submitted a term sheet to the Court that set out the terms of a proposed plan of compromise and arrangement, which proposed plan also addressed the Required Financing. (See the Company's Material

Change Report dated February 6, 2004 (filed under a Form 6-K dated
February 6, 2004) for details on this term sheet.) On February 26, 2004, Doman announced that a proposal to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations was presented to Doman by Interfor. (See the Company's Material Change Report dated March 1, 2004 (filed under a Form 6-K dated March 1, 2004) for details on the Interfor proposal.) On February 27, 2004, the Company was advised by counsel to the Unsecured Noteholder Committee that they opposed the Interfor proposal. On April 2, 2004, Doman was advised by Interfor that it had decided to withdraw from its discussions with Doman regarding the possible acquisition of Doman or the assets of certain Doman subsidiaries. Doman understands that Interfor concluded that it was not going to be able to reach an agreement on a transaction that met its financial criteria and, at the same time, was acceptable to Doman's unsecured creditors.

     On April 6, 2004, the Restricted Group made an application to move forward with its plan of compromise and arrangement based on the February 5, 2004 term sheet. The Restricted Group's plan contemplated the shut down of the Port Alice pulp mill. A copy of the Restricted Group's proposed plan submitted to the Court is available on the Company's website, www.domans.com under the 19th Monitor's Report. The Court issued an order, on April 6, 2004, in connection with Doman's CCAA proceedings extending the stay of proceedings to June 11, 2004 and adjourning the application made by the Restricted Group to April 30, 2004. The extension allowed time for the Company to review a letter of intent received on April 2, 2004 from Ableco Finance LLC and to consider other possible restructuring alternatives, including a proposal submitted by The Catalyst Capital Group Inc., with its affected stakeholders. Under the April 6, 2004 Court order the Company had until April 30, 2004 to file its own plan.

     Under the April 6 Court order, the Court also set June 7, 2004 as the meeting date for the consideration of a plan of compromise or arrangement under the CCAA by the Company's affected creditors, ordered the shutdown of the Port Alice pulp mill effective at the end of the production run on May 11, 2004, declared that claims arising from the shutdown of the Port Alice pulp mill are Affected Claims and instituted a new claims process for additional creditors with a new claims bar date of 5:00 p.m. (Vancouver time) on May 25, 2004. The revised claims process order did not preclude the Company from seeking purchasers for the Port Alice pulp mill, and the Company's efforts to identify a purchaser for the Port Alice pulp mill continued.

     Since April 6, 2004, the Board, together with the Company's legal and financial advisors, reviewed all of the restructuring alternatives known to them and discussed those alternatives as well as the Restricted Group's proposed plan of compromise and arrangement with representatives of the Restricted Group. The Company was advised that the Restricted Group considered the two proposals and that they and a significant number of other Unsecured Noteholders have rejected them in favour of the Restricted Group's proposed plan. Accordingly, the Company concluded that there is no support from the Restricted Group and insufficient support from the unsecured creditors to pursue any restructuring alternatives other than the Restricted Group's proposed plan.

     On April 26, 2004, the Company announced that it had reached an agreement in principle with the Restricted Group to support the Restricted Group's proposed plan, subject to certain modifications, including the provision of equity participation for Existing Doman Shareholders in the form of Class C Warrants (as described below). As part of the agreement in principle, the Company also agreed not to seek a Court order extending the May 11, 2004 shut down date of the Port Alice pulp mill without the concurrence of the Restricted Group.

     On April 30, 2004 the Company submitted the plan proposed by the Restricted Group to the Court. The Court issued an order (the "Meeting Order") on April 30, 2004 authorizing the filing of the Plan, directing the dissemination of the Plan, the Meeting Order, the Information Circular and the supporting documentation to Affected Creditors and directed that the meeting of the Affected Creditors be held on June 7, 2004. The Information Circular was filed under a Form 6-K dated May 13, 2004. A Form 6-K dated May 28, 2004 provides supplemental disclosure to the Information Circular in respect of the principal U.S. federal income tax consequences under the Internal Revenue Code of 1986 as amended to Affected Creditors who are residents of the U.S.

     As noted above, the Company continued its efforts to identify a purchaser for the Port Alice pulp mill. In that regard, the Company had discussions with a number of potential purchasers and received expressions of interest from two potential purchasers. With respect to the two expressions of interest, one was withdrawn and the other resulted in a definitive agreement. On May 11, 2004, the Court issued an order approving the sale of the Port Alice pulp mill to PASC, an affiliate of LaPointe Partners, Inc. Under the purchase and sale agreement, the purchaser acquired substantially all of the Port Alice pulp mill assets including adjusted working capital valued at $2.73 million in consideration for one dollar and the assumption of outstanding obligations relating to the Port Alice pulp mill, including employee and pension liabilities. The sale closed on May 11, 2004.

PLAN OF COMPROMISE AND ARRANGEMENT

     As noted above the Plan was filed with the Court on April 30, 2004. The Plan involves a series of related transactions that are to occur on the Plan Implementation Date, provided that Affected Creditors approve the Plan, the Court has issued the Sanction Order approving the Plan and the other conditions to the Plan have been satisfied. The following summary of the Plan is qualified in its entirety by reference to the Information Circular and the Plan attached thereto as Schedule I.

     The Plan, if implemented, is intended to:

     - Separate the pulp and solid wood assets into two new corporate groups; namely, Lumberco, which would hold the solid wood assets, and Pulpco, a wholly-owned subsidiary of Lumberco, which would hold Doman's pulp assets other than the Port Alice pulp mill.

     - Refinance the 1999 Notes in full through a combination of an offering of Warrants exercisable for Lumberco Shares and Lumberco Secured Bonds and a Private Placement for Lumberco Shares and Lumberco Secured Bonds. The Standby Purchasers would participate in the private placement and provide a Standby Commitment to take up any Warrants not acquired under the offering of Warrants; and

     - Compromise all of the unsecured indebtedness, including the trade debt by conversion to Lumberco Shares and Warrants. However, unsecured creditors with proven claims that are equal to or less than $50,000 or have agreed to reduce their proven claim to $50,000 would be provided with the option (the "Election to Receive Cash") to have their proven claim paid in cash in an amount that is the lesser of $10,000 and 20% of their proven claim.

     - Provide Existing Doman Shareholders with participation in Lumberco in the form of Class C Warrants.

     Provided the various conditions precedent to the implementation of the Plan, including the various asset transfers and assignments of permits and licenses contemplated by the Plan to segregate the principal operating assets of Doman under Lumberco and Pulpco have been completed, the Plan provides that distribution claims of Affected Creditors, will be satisfied by the distribution of 75% of the Lumberco Shares to be outstanding as at the Plan Implementation Date, together with Warrants entitling the holders thereof to acquire Plan Units at the exercise price noted below, with each Plan Unit being comprised of (i) a pro rata share of additional Lumberco Shares representing up to 12.5% of the total number of Lumberco Shares to be outstanding as at the Plan Implementation Date and (ii) US$1,000 aggregate principal amount of Lumberco Secured Bonds, subject to Affected Creditors with distribution claims receiving cash payments pursuant to Elections to Receive Cash. Please see the Information Circular and Plan for details applicable to Disputed Distribution Claims as defined in the Plan and any adjustments to the number of Lumberco Shares distributed resulting from Disputed Distribution Claims.

     The Plan does not compromise Unaffected Claims of Doman as defined in the Plan, including without limitation, secured claims in respect of the 1999 Notes and the Working Capital Facility. Please see the Information Circular and the Plan for further details of the Unaffected Claims of Doman.

Warrant Offering and Private Placement

     The Warrants will be issued following the Sanction Order by Lumberco to Affected Creditors entitled to receive Warrants. The Warrants will be exercisable for Plan Units until the Warrant Expiry Time, which will be twenty-one (21) days following the Warrant Record Date, which will be established in the Sanction Order as the date for determining Affected Creditors entitled to receive the Warrants. The exercise price payable by holders of Warrants will be US$950.00 per Plan Unit. Each Plan Unit will consist of US$1,000 aggregate principal amount of Lumberco Secured Bonds and a pro rata share of Lumberco Shares from the Warrant Share Pool. The aggregate principal amount of all Lumberco Secured Bonds that may be issued upon the exercise of the Warrants is US$110.5 million and the aggregate Lumberco Shares that may be issued upon the exercise of Warrants is approximately 12.5% of the Lumberco Shares to be outstanding as at the Plan Implementation Date. The Standby Purchasers have agreed to subscribe for and take-up any Plan Units not subscribed for by Affected Creditors pursuant to the exercise of Warrants. Any holder of Warrants who wishes to acquire Plan Units must provide a notice of exercise (including, if such holder is an Affected Creditor resident in the U.S., evidence satisfactory to Lumberco that such holder is an "accredited investor" eligible to acquire the Plan Units without registration under the U.S. Securities Act and applicable state law) and funds sufficient to pay the purchase price of any Plan Units to be acquired to the Bank of New York prior to the Warrant Expiry Time.

     The remaining 12.5% of the total number of Lumberco Shares to be issued as at the Plan Implementation Date and an additional US$110.5 million principal amount of Lumberco Secured Bonds will be issued to the Standby Purchasers pursuant to the Private Placement.

     The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, which are expected to be US$210 million, will be used primarily to repay the 1999 Notes, all unpaid interest applicable to the 1999 Notes, and all costs payable to the Secured Note Trustee and to cover the Doman's CCAA exit costs. Any amount remaining from such proceeds after payment of the obligations relating to the 1999 Notes will be released to Lumberco for working capital purposes.

     Upon implementation of the Plan, Lumberco will have an aggregate of US$221 million principal amount of Lumberco Secured Bonds outstanding, which will have been issued on exercise of the Warrants and completion of the Standby Commitment and the Private Placement.

Lumberco Secured Bonds

     The Lumberco Secured Bonds will be direct, secured obligations of Lumberco and will be guaranteed by each of the material subsidiaries of Lumberco (other than Pulpco). Such obligations will be secured by a first priority charge over all of the fixed assets of Lumberco and its subsidiaries, which will rank pari passu with any security granted to secure certain obligations under any hedging arrangements and will rank subordinate to the security interest under the New Working Capital Facilities (as hereinafter defined).

     The Lumberco Secured Bonds will have the following material terms: (a) maturing and fully repayable on the date that is five years plus one day following the Plan Implementation Date; (b) interest-bearing at the rate of 15% per annum; and (c) redeemable, at Lumberco's option or if Lumberco has proceeds available (received in the course of certain transactions) to effect such redemption, in whole or in part, upon payment to the bondholders of all accrued and unpaid interest thereon and the redemption price prevailing at the time notice of such redemption is given, which will be a certain percentage of the face value of the outstanding Lumberco Secured Bonds in each year (as described in Schedule "A" to the Plan).

     The Lumberco Secured Bonds will be issued under a trust indenture between Lumberco and The Bank of New York, which will contain covenants of Lumberco in favour of the bondholders, consistent with covenants provided by borrowers in transactions of like nature, including the following: (a) not to incur additional debt without the prior written consent of the bondholders, except for certain permitted indebtedness; (b) not to incur any liens to secure any debt, other than to secure the Lumberco Secured Bonds or certain permitted indebtedness; (c) to apply net proceeds of any asset sales, softwood duty settlements, or capital markets transactions and any proceeds received from the Pulpco Note first to Lumberco to ensure adequate liquidity to achieve its business plan and then to the redemption of the Lumberco Secured Bonds, subject to a 25% limitation imposed on such redemptions in order to qualify for an exemption from Canadian interest withholding tax; (d) limitations on transaction(s) with affiliates; (e) mandatory repurchase of Lumberco Secured Bonds upon a change of control event; and (f) the right of the trustee or the holders of not less than 25% of the outstanding Lumberco Secured Bonds upon an event of default to declare the principal amount of the outstanding Lumberco Secured Bonds and accrued interest to be immediately due and payable.

Corporate Reorganization and Asset Transfers

     The following chart sets forth Doman's existing corporate structure showing its principal subsidiaries and Lumberco and Pulpco:

                               [CORPORATE CHART]

     Note:  Ownership percentages refer to voting securities.

     On the Plan Implementation Date all corporate reorganization steps and asset transfers set forth in Schedule "B" to the Plan shall be implemented in the order set out therein in order to effect the transfer of the Lumber Assets to Lumberco and the Pulp Assets to Pulpco, including the following:

1. Lumberco will issue to Doman 75% of the Lumberco Shares as at the Plan Implementation Date in exchange for certain intercorporate debt. Subject to Affected Creditors receiving cash payments pursuant to the Election to Receive Cash as described above, Doman will distribute the Lumberco Shares to Affected Creditors, pro rata, in final satisfaction of their respective distribution claims.

2. The issue and exercise of Warrants and the completion of the Standby Commitment and Private Placement will take place.

3. All Pulp Assets (other than the Port Alice Assets) and Lumber Assets owned by the Doman will be transferred to Pulpco and Lumberco, respectively, and Pulpco will issue the Pulpco Note to WPLP as partial consideration for the Pulp Assets transferred by WPLP. The Pulpco Note and the Pulpco Shares held by WPLP will be assigned to Lumberco and the shares of DWL and DFPL will be transferred to Lumberco such that they become wholly-owned subsidiaries of Lumberco.

4. The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, which are expected to be US$210 million, will be used primarily to repay the 1999 Notes (including accrued interest) and to cover the Doman's CCAA exit costs. Any amount remaining from such proceeds after payment of the obligations relating to the 1999 Notes will be released to Lumberco for working capital purposes.

     The foregoing is only a summary of the corporate reorganization steps and asset transfers that are to occur under the Plan. Reference should be made to Schedule "B" to the Plan for further details of these and other reorganization steps.

     The following charts set out the resulting corporate structure of Lumberco (including all subsidiaries) together with the resulting corporate structure of Doman and its principal subsidiaries following implementation of the Plan:

                          LUMBERCO CORPORATE STRUCTURE

                           [LUMBERCO CORPORATE CHART]


                           DOMAN CORPORATE STRUCTURE

                            [DOMAN CORPORATE CHART]


     Note: All other subsidiaries (excluding Lumberco, Pulpco, DFPL and DWL) will remain with Doman.

Shareholders of the Company

     Existing Doman Shareholders will not be entitled to any distributions under the Plan or other compensation in connection with or as a result of the transactions contemplated by the Plan and will have no entitlement to vote on the Plan. However, Existing Doman Shareholders will, on the Plan Implementation Date, be allocated and granted Class C Warrants in accordance with the Class C Warrants Term Sheet attached as Schedule "C" to the Plan as to 55% to the holders of the Class A Preferred Shares, Series 4 and as to the remaining 45% to the holders of Equity Shares (with each holder of Voting Shares and Non-Voting Shares having the same pro rata entitlement to the Class C Warrants) or in such other proportions as may be approved by order of the Court. The Class C Warrants will be non-transferable, will have a five-year term, and will be exercisable for approximately 10% of the fully-diluted common shares of Lumberco as at the Plan Implementation Date on the following basis:

     Tranche 1 Warrants

     -   2% of the fully-diluted common shares of Lumberco

     -   exercisable at an equity strike price of $417.3 million

     Tranche 2 Warrants

     -   3% of the fully-diluted common shares of Lumberco

     -   exercisable at an equity strike price of $667.3 million

     Tranche 3 Warrants

     -   5% of fully-diluted common shares of Lumberco

     -   exercisable at equity strike price of $867.3 million

     The formula that will be used to determine the exercise price per Class C Warrant is set out in Schedule "C" to the Plan.

     Existing Doman Shareholders resident in the U.S. will not be entitled to receive Class C Warrants pursuant to the Plan unless they present evidence satisfactory to Lumberco that they are "accredited investors" eligible to receive and exercise the Class C Warrants without registration under the U.S. Securities Act and applicable state law. Class C Warrants which cannot be distributed will not be issued.

     Lumberco will also be entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the common shares of Lumberco trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, on or after the first anniversary of the Plan Implementation Date the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

     In accordance with the terms of the Meeting Order, any disputes relating to the provision of the Class C Warrants, including, without limitation, disputes as to the allocation of the Class C Warrants as between the three classes of Shareholders, will have no effect upon the sanctioning of the Plan and will not be permitted to interfere with or delay the timetable for approval, sanctioning and implementation of the Plan. If the provisions of the Meeting Order relating to the Class C Warrants have been appealed from and such appeal has not been finally dismissed by June 10, 2004, the Class C Warrants will not be granted to the Existing Doman Shareholders.

     Only whole numbers of Class C Warrants will be issued pursuant to the Plan. When any issuance of Class C Warrants pursuant to the Plan would otherwise result in the issuance of a number of Class C Warrants that is not a whole number, the actual issuance will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Class C Warrant not received as a result. Consequently certain Existing Doman Shareholders that hold a nominal number of shares may not receive any Class C Warrants under the Plan.

New Working Capital Facility

     It is also a condition to the implementation of the Plan that Lumberco become a party to a new revolving line of credit evidenced by a financing agreement with CIT providing for revolving advances up to $100 million principal (the "New Working Capital Facility"). It is intended that the New Working Capital Facility will replace the current working capital facility between Doman and CIT, which will be terminated.

     The New Working Capital Facility will be for a term of three years with automatic annual renewals, and interest will be payable monthly at a rate equivalent to CIBC prime bank rate plus 0.75% per annum, or at Lumberco's option, Banker's Acceptances plus 2.25% per annum.

     In order to secure the obligations of Lumberco to CIT, each of Lumberco's operating subsidiaries will provide guarantees and Lumberco will grant to CIT a first lien on, and security interest in, all of Lumberco's present and future accounts receivable, inventory, other commodities, insurance policies and collateral proceeds accounts, and Lumberco will be entitled to grant a second lien on and security interest on all of the aforementioned collateral to secure up to US$221 million face amount of secured indebtedness and any refinancing of such indebtedness.

     In addition to Lumberco being responsible for all of CIT's out of pocket expenses and charges imposed by a letter of credit issuing bank, in consideration for the New Working Capital Facility, CIT shall earn fees of 2.75% per annum on the face amount of each documentary letter of credit and each standby letter of credit, a line of credit fee in the amount of 0.375% per annum on the sum of the average daily revolving loan balance and the average daily balance of outstanding letters of credit, an administrative management fee of $5,000 per month and a loan facility fee in the amount of $350,000.

Pulpco Note

     On the Plan Implementation Date, Pulpco will issue the Pulpco Note, maturing five (5) years from the date of issue, in the principal amount of $110 million, and will grant a security interest to secure the performance by Pulpco of its obligations under the Pulpco Note. The Pulpco security interest (which will be evidenced by a general security agreement in form and substance acceptable to the Restricted Group) will rank subordinate to the security interest of CIT, as to working capital assets of Pulpco, and will be in form and substance satisfactory to the Restricted Group. No interest will be payable pursuant to the Pulpco Note. The Pulpco Note will provide, among other things, that all proceeds generated from the sale of material assets of Pulpco will be paid by Pulpco to the holder thereof on account of the principal amount of the Pulpco Note. Upon completion of the corporate reorganization steps and assignments under the Plan, the Pulpco Note will be held by Lumberco.

Governance Arrangements of Lumberco

     Initially, Lumberco will have eight directors appointed following implementation of the Plan, one of whom will be the Chief Executive Officer of Lumberco. The members of this initial board of directors of Lumberco, will hold office until the close of the first annual meeting of shareholders of Lumberco following the Plan Implementation Date. See the Information Circular for further information on the proposed directors of Lumberco and for information on the articles and bylaws of Lumberco.

CAPITAL EXPENDITURES

     The Company's capital expenditures in 2003 totalled $29.2 million, of which $28.5 million was expended in the solid wood segment and $0.7 million was expended in the pulp segment. Approximately $26.3 million of the solid wood capital expenditures was for logging roads, timber development and logging equipment.

     The following table summarizes the capital expenditures of the Company's two business segments for each of the last five years:


                                                                      YEARS ENDED DECEMBER 31,
                               FIVE YEARS ENDED       -----------------------------------------------------------------------
                               DECEMBER 31, 2003         2003           2002           2001           2000           1999
                              --------------------    -----------    -----------    -----------    -----------    -----------
                                                                         (millions of dollars)
Solid wood segment.........           $168.4              $28.5          $29.8           $42.9          $33.9          $33.3
Pulp segment...............             11.5                0.7           (0.2)            0.7            8.4            1.9
                                    ---------         -----------    -----------    -----------    -----------    -----------
                                      $179.9              $29.2          $29.6           $43.6          $42.3          $35.2
                                    =========         ===========    ===========    ===========    ===========    ===========


     See "Item 5. Operating and Financial Review and Prospects" and "Item 17. Financial Statements" for further discussions of principal capital expenditures. See "CCAA Proceedings" above for a discussion of the disposition of the Port Alice pulp mill.

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

     The Company started the year with an allowable annual timber harvest of approximately 4.1 million cubic metres from its forest tenures and private lands. Reductions made under Part 13 of the Forest Act to account for land use processes in the Central Coast temporarily reduced this total to approximately
3.9 million cubic metres for 2003. The perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party was not affected by this temporary reduction.

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

          o one pulp mill with a total annual production capacity of approximately 275,000 ADMT of pulp;

          o a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

          o    a log merchandiser.

     The Company previously operated nine sawmills and two pulp mills. The Company has dismantled two sawmills and ceased operations at another. This has allowed the Company to benefit from economies of scale. On May 11, 2004, the Company sold its Port Alice pulp mill.

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

INDUSTRY

     British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 72 million cubic metres over the last ten years. Catastrophic wildfires in the southern interior of the Province in 2003 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber.

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

RECENT LEGISLATIVE AMENDMENTS AND OTHER FOREST POLICY INITIATIVES

     The Provincial Government enacted the Code in 1995 and by mid-1997 all of its provisions were in force. The Code has had a significant impact on harvesting practices and increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the new Provincial Government in 2001 announced, following public and industry consultation that it would undertake a major review of forest policy in British Columbia. Part of the new government's mandate was to change forestry practices and the tenure system in British Columbia and revitalize the forestry sector by creating new opportunities, particularly for First Nations, establishing a mechanism to determine fair market price for timber, ensuring that more product value was extracted from each log harvested and implementing policies that would lead to resolution of the softwood lumber dispute with the United States.

     In 2003 the Provincial Government introduced several pieces of legislation with respect to forest operations in British Columbia, either through the enactment of entirely new statutes or the amendment of existing statutes. Through such legislative changes, the Provincial Government has implemented significant forestry reforms, including, among others, the following:

          o The "take-back" by the Provincial Government of certain AAC from specified holders of long-term replaceable tenure. Forest tenure holders with combined AAC of more than 200,000 m3 per year are subject to a mandatory 20% reduction in their AAC attributable to Crown lands in respect of certain TFLs and FLs and a 20% reduction of area under TLs outside of the TFLs. The Provincial Government will compensate the tenure holders subject to reduction in their harvesting rights although the criteria to be used to determine such amounts have yet to be prescribed by regulation;

          o Establishment of a market based pricing system utilizing stumpage rates paid on sales made by the BC Timber Sales Program (successor to Small Business Forest Enterprise program) to determine stumpage rates for all public timber;

          o Transitioning from a process-oriented to a results-based regulatory regime through the enactment of the Forest and Range Practices Act which is intended to replace, over time, the Code;

          o Establishment of collaborative forest management within B.C.'s timber supply areas where specified licencees, together with the BC Timber Sales Program, will be responsible for forest management activities formerly carried out by the Provincial Government;

          o Elimination of the appurtenancy requirement that fibre supply from certain tenures be processed at certain conversion facilities;

          o Introduction of new cut control provisions and elimination of minimum harvesting requirements;

          o Elimination of penalties imposed on and the relaxation of controls in respect of, the transfer, subdivision or sale of forest tenures;

          o Extinguishment, on a retroactive basis, of the right of a timber licence holder to elect to pay royalty or stumpage for timber harvested; and

          o Enactment of a new Foresters Act (British Columbia) to govern professional practice.

     In addition to the above provincial legislative changes, the Federal Government also introduced legislation which may have some impact upon the forest industry in British Columbia, one of which is the Species at Risk Act (Canada). This particular statute could affect and possibly redefine future forest practices in British Columbia should the Provincial Government fail to act to the Federal Government's satisfaction.

     It is not yet possible to gauge the overall impact of these policy initiatives on the Company's business, as many have just been brought into force. However, two known adverse effects on the Company have been the take-back of AAC by the Provincial Government and the extinguishment of rights of TL holders to elect to pay royalties as opposed to stumpage rates for timber harvested.

FOREST RESOURCES

Timber Tenures

     More than 90% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Timber tenures granted to the Company are comprised of tree farm licences, forest licences and timber licences. The Company undertakes to manage the forest lands to which its timber tenures relate to produce an annual harvest in accordance with the terms of its TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

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

     Other areas of Crown timberlands which are not designated as TFLs are organized into timber supply areas. FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs have a term of 15 years and are generally replaceable every five years for a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. The Company has seven FLs, two of which are located in the Mid Coast TSA. The remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs. All of the Company's FLs were replaced in 1998 for 15 year terms.

     The Provincial Government was due to begin to offer the Company replacement forest licences under the "evergreen" terms of the licence agreements in early 2003, but these offers were delayed due to concerns about adequate consultation with First Nations. The Ministry indicated that offers would be forthcoming once adequate consultation had been conducted with potentially affected First Nations.

     Under the provisions of the Forestry Revitalization Act (British Columbia), the Company was required to surrender to the Provincial Government 685,216 m3 of its AAC derived from its TFLs (including TLs contained within such TFLs) and FL's effective as of March 31, 2003. Approximately 50% of the AAC so acquired will be sold by way of public auction through the B.C. Timber Sales Program, while the balance will remain available for First Nations initiatives and Community Forest or Woodlot Licences. The Provincial Government will compensate the Company when the criteria to be used to quantify the amount has been prescribed by regulation. Any disputes which may arise regarding the amount of compensation will be resolved by arbitration.

     While the AAC was, for valuation purposes, surrendered on March 31, 2003, the Provincial Government has permitted the Company to continue harvesting such forest tenure for up to three years until such time as it is able to determine the specific amendments to be made to the forest tenures held by the Company which are subject to this take-back. While opposed to this particular reform policy, the Company has been working cooperatively with the Provincial Government, and its staff in an effort to minimize the adverse impacts on the Company. As of the end of 2003, no specific "taking" of volumes or areas have been applied to any specific licence held by the Company.

     The Company also holds and harvests timber from 143 timber licences, covering an area of approximately 85,000 hectares, of which 19 TLs are situated outside of its TFLs and 124 are situated within its TFLs. TLs are area-based tenures which permit the licensee to harvest the area over a specified period. At the end of 2003, the Company's TLs contained approximately 22 million cubic metres of mature timber. TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at the discretion of the Company. The terms of the Company's TLs within its TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of the Company's TFLs expire at varying dates ranging from 2005 to 2016. A renewal request for a TL, with non-significant remaining volume, whose term expired in 2001 was denied in 2003 by the Ministry of Forests and the area and volume reverted to the Crown.

     A 1998 study of the Company's TLs situated outside of its TFLs indicated a feasible harvest schedule of approximately 100,000 cubic metres annually over the next 20 years. In 2003 approximately 21% of the Company's annual harvest was from TLs found inside and outside of TFLs.

Timber Harvest

     The AAC for TFLs and FLs is determined by the Chief Forester of the Province and is intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. In mid-2003, the annual and periodic timber harvest requirements were changed as a result of the enactment of the Forestry Revitalization Amendment Act (British Columbia). While the volume of timber to harvested over any five year period will continue to be capped at 110% of the sum of the AAC, there will be no annual cut controls nor any minimum harvesting requirement for any five year period. However, the tenure holder will not have the ability to carry forward unharvested volumes of timber into new cut periods. This legislative change is to be applied retroactively to the beginning of 2003 as it pertains to annual cut controls and retroactively to the beginning of any active five year period as it applies to five year harvesting requirements. At the present time, the Company has two licences where there remains unresolved issues regarding the Company's failure to satisfy its 2002 harvesting requirements.

     Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. No adjustments were made to any of the Company's tenure AACs in 2003, but the Part 13 reduction of approximately 235,000 m3 from 2002 was continued. The Chief Forester did not proceed in determining a new AAC for TFL 25 during the year, but an AAC determination is anticipated in 2004.

     The Provincial Government met its announced goal of protecting through the establishment of parks 12% of the land area of the Province from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2003. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's") namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2004.

     Through 2003, the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Rainforest Solutions Project (a strategic forum of the four major ENGO's engaged in the LRMP) through the Joint Solutions Project (the "JSP"). The latter sub-process has provided a mediated forum for communication between major licencees and the major environmental non-governmental organizations with interests in the Central Coast. At the end of 2003, a historic accord was reached through the JSP that set the stage for a LRMP consensus agreement that will be finalized in 2004 and forwarded to Cabinet for review and endorsement. The LRMP report will provide direction in government to government negotiations between the Province and First Nations found within the LRMP area.

     During 2001, the Company commenced a legal action against the Province for breaching its contractual obligations to purchase two of the Company's timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreement. As of the date hereof, no trial date has been set.

Fibre Supply

     The Company's fibre requirements are met with logs harvested from its timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. The Company's log trading department is responsible for ensuring an adequate supply of suitable logs for the Company's plants. It engages in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, the Company maintains an active reforestation program and manages approximately 1,050,000 hectares of productive timberlands, of which 565,000 hectares are operable. The Company's annual timber harvest from these timberlands, on a sustained yield basis at the start of 2003 was approximately 4.1 million cubic metres but remains temporarily reduced to approximately 3.9 million due to the
Part 13 reduction affecting two tenures in the Central Coast.

     All of the Company's timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to the Company under its TFLs, and to a lesser extent, under its FLs and TLs. In addition, some logging takes place on private lands. The timber covered by the Company's timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. These stands are particularly valuable, as the substantial size of the trees allows the Company to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, moldings and siding.

     The long-term species distribution of the Company's timber resources is approximately 60% hemlock and balsam, and 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2003 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

     The Company's available cut, including the AAC of the Company's TFLs and FLs, log supply and log usage for each of the last two years are set out in the following table:


                                                                 ACTUAL CUT(1)                   AVAILABLE CUT(2)
                                                          YEARS ENDED DECEMBER 31ST             AS AT DECEMBER 31ST
                                                         ----------------------------          --------------------
                                                                          (THOUSANDS OF CUBIC METRES)
                                                           2003             2002                2003           2002
                                                           ----             ----                ----           ----
TFLs...............................................        2,266           2,640               2,847          2,917
FLs................................................          261             311                 929          1,009
Other lands(3).....................................           89              81                 449            449
                                                          ------           -----               -----          -----
      Total log production.........................        2,616           3,032               4,225          4,375
                                                          ======           =====               =====          =====
Total logs purchased...............................        1,216           1,017
                                                          ======           =====
Total logs consumed................................        3,506           3,110
                                                          ======           =====
Total logs sold....................................          721             781
                                                          ======           =====

------------------
(1) The "actual" cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The "available" cut for the TFLs and FLs is the AAC determined by the Province's Chief Forester. There was a temporary prorated AAC reduction of 135,000 m(3) to TFL 25 and 99,428 m(3) to FL Al6845 continued in 2003 due to delays in completion of the Central Coast LRMP.

(3) 19,000 m(3) of annual cut is attributed to private managed forests lands outside of TFLs, 100,000 m(3) to TLs outside of TFLs and 330,000 m(3) of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

     The five year cut control period for many of the Company's tenures expired at the end of 2001. Approximately 1.4 million m(3) of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Company requested that this deficient volume be returned to the Company in the subsequent cut control period. During the year, the Ministry of Forests rejected the request for approximately 28,000 m(3) of the request, gave potential approval on 22,000 m(3), subject to First Nations review and had not reached a decision on the balance.

     The Company has some 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of the Company's operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both Company operated and contractor operations. The Company plans and co-ordinates all of the timber production from the various operating sites.

     Logs are sorted and directed to either the Company's sawmills, its log merchandiser or, prior to May 11, 2004, its Port Alice dissolving sulphite pulp mill, according to size, grade and species. Saw logs that meet the Company's cut program criteria are shipped primarily to the Company's sawmills, while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for, the Squamish pulp mill and prior to May 11, 2004, the Port Alice pulp mill. Bundle booms and self-dumping log barges are used to transport logs to the Company's manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to the Company's manufacturing plants by truck.

     The Company's sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at the Company's Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the Squamish pulp mill and prior to May 11, 2004, the Port Alice pulp mill or sold to other pulp mills. Wood chips and other by-products of the sawmills and log merchandiser are transported by barge or by truck to the Squamish pulp mill and prior to May 11, 2004, the Port Alice pulp mill.

     The Company's wood chip supply and usage for each of the last two years are set out in the following table:


                                                                                          YEARS ENDED
                                                                                         DECEMBER 31,
                                                                                    ------------------------
                                                                                      2003           2002
                                                                                    ----------     ---------
                                                                                     (THOUSANDS OF UNITS)
        Wood chips produced.....................................................        760            639
        Wood chips purchased....................................................        240            185
        Total wood chips consumed...............................................        682            555
        Total wood chips sold...................................................        307            288

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

     During 2001, the Company commenced a legal action against the Provincial Government for the improper administration of the stumpage payment system that resulted in overcharging the Company for stumpage over a period of several years. The overcharging arose from the so-called "water-bedding" effect where the Provincial Government accepted information from certain forest companies that artificially reduced the value of timber on their cutting permits thereby forcing other companies to pay higher stumpage rates for timber of similar value. The parties have exchanged pleadings and certain evidence gathering matters have commenced. As of the date hereof no trial date has been set.

     In September 2000, the Ministry of Forests introduced a "Hemlock Pilot" for major coastal licensees that is based on the Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (e.g. 60% hemlock/balsam content or greater) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Hemlock Pilot cutting permits were accepted past October 1, 2000. Those permits issued under the Hemlock Pilot program are being allowed to run their normal course. It is estimated that the MPS system reduced stumpage fees by approximately $2.4 million in 2003. There is approximately 406,000 m(3) of MPS volume remaining as of December 31, 2003.

     Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the Provincial Government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the Provincial Government in an action to dismiss the damage claims. In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from the change in the calculation of rates. At the end of 2003, the Provincial Government effectively thwarted this court action through the enactment of the Timber Licences Settlement Act (British Columbia), the effect of which retroactively extinguishes timber licence royalty "rights". The Company intends to challenge the constitutionality of the statute.

     The following table illustrates the relationship of stumpage and royalty expenses relative to the Company's total log production for each of the last five years:


                                                                     YEARS ENDED DECEMBER 31ST
                                               -----------------------------------------------------------------------
                                                  2003           2002           2001           2000           1999
                                               -----------    -----------    -----------     ----------     ----------
                                                                            (THOUSANDS)

Log production (cubic metres).........              2,616          3,032          3,081          3,431          3,354
Stumpage and royalty expenses.........            $53,737       $ 60,297       $ 56,719       $ 86,747       $ 84,785

     The Coast Market Pricing System became effective February 29, 2004. All CVP stumpage rates (as at January 1, 2004) were frozen on February 28, 2004, and stumpage billing will continue at these rates. Selected old growth and second growth CVP permits (at the Company's option) will be reappraised to MPS over the next few months and will cancel invoices and issue replacement invoices. MPS1 Hemlock Pilot permit rates will continue to vary on a quarterly basis. A list of the existing permits that are to be converted to MPS must be submitted by March 5, 2004. The move to MPS has resulted in significant stumpage reductions in the current markets.

Forest Management

     The Company manages its forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles, which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by the Company, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

     Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for tree farm licences and Forest Development Plans for specific planning areas within tree farm licences or forest licences. These plans take a broad range of timber and non-timber values into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

     Following harvest, the Company reforests all disturbed areas and conducts follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at the Company's expense. In 2003, the Company spent $6.1 million in meeting basic silviculture obligations.

     The Company's tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. The Company operates the Saanich Forestry Centre, which includes a 3 million seedling nursery and a tree seed orchard that produces select seed for reforestation.

     In April 2002, the Provincial Government replaced Forest Renewal B.C. with the Forest Investment Account, administered by PricewaterhouseCoopers. FIA is funded by an appropriation approved by the Legislature, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. In 2003/04, the Legislature approved a $110 million FIA budget. The Company accessed $3.8 million from FIA to carry out a range of projects in 2003.

SALES, MARKETING AND DISTRIBUTION

     The Company produces and markets upper grades and commodity grades of lumber and various grades of NBSK and prior to May 11, 2004, dissolving and paper grade sulphite pulp, which are sold in approximately 30 countries worldwide. The Company's lumber products are marketed and sold in North America by a separate sales and marketing division that primarily sells the Company's lumber products directly to wholesale lumber distributors and also sells a minor amount through agents. Direct liaison with the consumers of its lumber products provides the Company with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. The Company adjusts its sawmill processing programs in order to customize products to meet the specific requirements of its customers.

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

     The Company's NBSK pulp is a commodity product, and sales are handled by the Company's pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers. Prior to May 11, 2004, sales of dissolving sulphite pulp were conducted by the Company's pulp sales division and were generally made directly to end users. These purchasers often sent their own technical experts to the Port Alice pulp mill to customize the dissolving sulphite pulp to their particular specifications.

     The distribution of the Company's sales by geographic area and by product line for each of the last five years is set out in the following table:


                                                             YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------
                                         2003          2002          2001            2000            1999
                                     -----------    ----------    -----------    ------------    ------------
                                                              (THOUSANDS OF DOLLARS)
SALES BY GEOGRAPHIC AREA
   Canada...........................   $151,452      $175,180       $214,986        $228,382       $175,884
   U.S..............................    170,777       204,932        230,333         241,006        324,057
   Asia.............................    175,495       184,728        221,521         344,069        271,354
   Europe...........................     80,113        62,438         89,433         127,505         95,199
   Other............................     11,178         7,656         13,704          14,442          7,142
                                     -----------   -----------    -----------    ------------    -----------
                                       $589,015      $634,934       $769,977        $955,404       $873,636
                                     ===========   ===========    ===========    ============    ===========
SALES BY PRODUCT LINE
   Lumber...........................   $260,486      $320,875       $354,702        $417,912       $498,341
   Pulp.............................    200,049       171,207        237,940         381,517        262,088
   Logs.............................    106,480       123,280        156,515         126,337         93,602
   Sawmill by-products..............     22,000        19,572         20,820          29,638         19,605
                                     -----------   -----------    -----------    ------------    -----------
                                       $589,015      $634,934       $769,977        $955,404       $873,636
                                     ===========   ===========    ===========    ============    ===========
SOLID WOOD SEGMENT
   Lumber
     Canada.........................   $ 22,879      $ 31,832       $ 35,690        $ 63,497       $ 60,331
     U.S............................    149,563       187,156        218,261         228,626        309,636
     Asia...........................     68,367        84,207         86,830         104,701        102,721
     Europe.........................     17,331        15,410         13,921          21,088         25,653
     Other..........................      2,346         2,270             --              --             --
                                     -----------   -----------    -----------    ------------    -----------
                                        260,486       320,875        354,702         417,912        498,341
                                     -----------   -----------    -----------    ------------    -----------
   Logs
     Canada.........................    106,480       123,280        156,515         126,337         93,602
                                     -----------   -----------    -----------    ------------    -----------
   Sawmill by-products
     Canada.........................     22,000        19,572         20,820          29,638         19,605
                                     -----------   -----------    -----------    ------------    -----------
Total solid wood segment............   $388,966      $463,727       $532,037        $573,887       $611,548
                                     ===========   ===========    ===========    ============    ===========
PULP SEGMENT
   Canada...........................   $     93      $    496       $  1,961        $  8,910       $  2,346
   U.S..............................     21,214        17,776         12,072          12,380         14,421
   Asia.............................    107,128       100,521        134,691         239,368        168,633
   Europe...........................     62,782        47,028         75,512         106,417         69,546
   Other............................      8,832         5,386         13,704          14,442          7,142
                                     -----------   -----------    -----------    ------------    -----------
Total pulp segment..................   $200,049      $171,207       $237,940        $381,517       $262,088
                                     ===========   ===========    ===========    ============    ===========


     The following two charts illustrate the geographic distribution of the Company's sales for each of the last two years:



        [PIE CHART]                                       [PIE CHART]


     In 2003 and 2002, pulp sales to Asia represented approximately 54% and 59%, respectively, of the Company's total pulp segment sales. Lumber sales to the U.S. in 2003 and 2002 represented approximately 38% and 40%, respectively, of the Company's total solid wood segment sales. No single customer accounted for 10% or more of sales in 2003.

     Lumber from the Company's sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Squamish pulp mill and prior to May 11, 2004, the Port Alice pulp mill is shipped by ocean-going vessel and barge.

     Lumber shipments and sales into North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

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

     A number of forest policy changes have been announced and implemented by the Provincial Government. See "Item 4. Information on the Company - B. Business Overview - Recent Legislation Amendments and Other Forest Policy Initiatives". Greater ability to acquire new tenure has been balanced by a requirement for a "competition" test to ensure that markets for logs or chips are not detrimentally affected. As the regulation to determine the competition test has not been prescribed, the impact cannot be determined at this point in time.

     The Company's competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Item 4. Information on the Company - B. Business Overview - Softwood Lumber Dispute".

ENVIRONMENT

Environmental Policy

     The Company is committed to the protection of the environment and works with government and other stakeholders to identify and address issues of environmental concern in all aspects of its business. The Company's operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate Company-wide efforts to comply with such legislation, the Company has established an Environmental Risk and Public Policy Committee of the Board of

Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting its operations, the Company attempts to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adheres to an environmental policy based on the following:

         - Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

         - Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

         -    Meeting or surpassing all applicable environmental regulations;

         - Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

         - Promoting environmental awareness among its staff, employees and contractors and communicating its environmental performance, both internally and to the public.

Environmental Management

     The Company has established an Environmental Management System (EMS) for its forest operations, sawmills and pulp mills. Through third party audits by the Quality Management Institute (QMI), as well as internal audits, it has confirmed that the EMS remains in conformance with the ISO 14001 standard. These audits provide important feedback to senior management to ensure staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. Through the use of such documents as Standard Operating Procedures and Emergency Responses Plans, and processes such as Management Review and Corrective/Preventative Action Requests, the Company is assured that the Corporate Environmental Policy is adhered to.

     As of the date hereof, the Company's solid wood segment is in substantial compliance with all applicable environmental legislation.

     As of May 10, 2004, the Port Alice dissolving sulphite pulp mill was also in substantial compliance with applicable environmental legislation. The Company was charged pursuant to the Waste Management Act (British Columbia) on December 5, 2001, for a chlorine discharge on February 20, 2000, and on May 2, 2002 for a pH permit excedance relating to the mill effluent on June 16 and 17, 2000. The Company pleaded guilty to both charges on January 8, 2003 and paid a nominal fine and contributions to the Habitat Conservation Trust Fund totalling $80,000.

     As of the date hereof, environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation, except for particulate emissions from the power boiler when burning certain types of hog fuel. In an effort to improve combustion efficiency, and reduce particulate and dioxin/furan emissions the following steps have been taken or are proposed:

         (a)  Installed and started operation of a hog press in December 2003;

         (b) Waste activated sludge was re-routed to the recovery boiler to off load the power boiler in October 2003;

         (c) Installation of a hearth burner is scheduled for the next maintenance shut down;

         (d) Installation of a carbon monoxide analyzer for combustion control is proposed.

     Power boiler dioxin/furan testing at the Squamish pulp mill and as of May 10, 2004, the Port Alice pulp mill meet the Canada Wide Standard (CWS) requirement of 0.5 ng/m3 TEQ. After review of a three year study, the B.C. Ministry of Water, Land and Air Protection has recommended that there be no further reduction in the standard. The standard will be reviewed again in three years.

     With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that further work is not anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" ("CACs") for which CACs limits will be established. Included in the CACs are sulphur dioxide, and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on the mills. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore, at this time the Company cannot assess the costs of complying with these requirements.

     The Contaminated Sites Regulation under the Waste Management Act (British Columbia) governs the remediation of any site found to be contaminated, meaning that it exceeds prescribed levels of certain classes of substances. Under the current regulation, the Provincial Government can order an owner or operator to complete an investigation of a site if the government reasonably expects the site to be contaminated. If the site is contaminated, any current or previous owner of the site may be required to remediate the site under government supervision. In May 2002, the Provincial Government appointed an advisory panel to review the Contaminated Sites Regulation. The direction provided to the panel was that government resources be focussed on sites that pose a high risk to the environment. Several key conclusions were presented by the panel including:

         (a) Ministry involvement would only be required when there is significant effect on human health or the environment.

         (b) Sites would be assigned a level of risk, and only those with a high risk will require remediation.

         (c) Assessment of the potential for the property to be a contaminated site would be required when the existing use of the property is going to be changed.

     The Minister of Water, Lands, and Air Protection is currently undertaking a major rewrite of the Contaminated Sites Regulation based on the recommendations provided by the advisory panel. The requirements of the new Contaminated Site Regulation are not known at this time. Therefore the Company cannot assess the magnitude of costs it may be required to incur in order to comply with this new legislation if a site for which it is responsible is found to be contaminated.

     Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers (CCFM) SFM criteria and elements. The CCFM SFM criteria and elements are fully consistent with those of the Montreal and Helsinki processes, which are both recognized by governments around the world.

     The requirements of the Canadian Standards Association (CSA) Z809 Standard are defined by the CCFM SFM criteria. In this Standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.

     The Company's Northern Vancouver Island Region was certified to the CSA Z809 1996 Standard in late 2001. Complementary CSA Chain of Custody certifications were received for the Company's Port Alice pulp mill, Duke Point Sawmill, Silvertree-Vancouver Division Sawmill and Chemainus Value Added Division. Chain of Custody grants these facilities the right to apply the CSA product label and ensures customers that these products originate from substainably managed forests.

     Positioning the Company's operations to address customer needs will drive future certification initiatives. Management systems and Chain of Custody documents continue to be developed for the remaining facilities on an as needed basis. In January 2004 the Squamish pulp mill achieved the Nordic Swan eco-label standard.

     Certified Company forest, solid wood operations and associated pulp manufacturing facilities are summarized as follows:

Forest Operations

         - ISO 14001 Environmental Management System Certification of all forest operations (April 2000, re-registration April 2003)

         - CSA Z809-1996 Sustainable Forest Management Certification of North Vancouver Island Region (November 2001)

         - CSA plus 1163 Chain of Custody Certification for North Vancouver Island region (November 2001, re-qualified August 2002)

Solid Wood Manufacturing

         - CSA Plus 1163 Chain of Custody Certification for Duke Point (January 2002) and Silvertree-Vancouver Division (February 2003)

Value Added Facilities

         - CSA Plus 1163 Chain of Custody Certification for Chemainus Processing Division (February 2002, re-qualified March, 2003)

         - ISO 14001 Environmental Certification for Chemainus Processing Division (February 2002)

Pulp Mill - Squamish

         - ISO 9001-2000 Quality Assurance Certification (1993, re-registration 2003)

         - ISO 14001 Environmental Management System Certification (May 1999, re-registration May 2002)


     Prior to its sale on May 11, 2004, the Company received the following certifications in respect of the Port Alice pulp mill:

         - ISO 9001-2000 Quality Assurance Certification (1994, re-registration 2003)

         - ISO 14001 Environmental Management System Certification (January 2001, re-registration January 2004)

         - CSA Plus 1163 Chain of Custody Certification (December 2001, re-qualified February 2003)

     In addition to regular environmental programs, the Company has been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by the Company released more than 1 million salmon fry in 2003. The Company also actively participates in the BC Hydro Power Smart Program.

FIRST NATIONS ISSUES

     First Nations have claimed aboriginal title and other rights to a substantial portion of British Columbia including areas where the Company's timber tenures and operations are situated. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a valid legislative objectives, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

     To resolve outstanding claims, the governments of Canada and British Columbia in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2003, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process. Some groups have commenced litigation to pursue their claims. Subsequent to filing of the CCAA one First Nation, being the Quatsino First Nation of the Kwakiutl Nation ("Quatsino"), commenced action against a Company subsidiary, Western Forest Products Ltd. ("WFP") and a number of other forest companies and claiming in respect of WFP for declaratory relief as to aboriginal title as to certain licenced tenures of WFP and general unspecified damages and compensation for use of forest lands and trees. Pursuant to a negotiated Court order dated January 23, 2004 the Quatsino were permitted to and did file a proof of claim in respect of claims that were capable of compromise under the CCAA. These compromised claims included monetary claims or debt claims that the Quatsino might have as against WFP, but did not include claims as to aboriginal title or claims in rem which are not capable of compromise under the CCAA. As a stated effort to facilitate the reorganization of the Company and WFP the proof of claim of the Quatsino was valued by them at $1.00 and it was accepted by the Company in such amount. Thus all claims of the Quatsino capable of compromise under the CCAA are valued at $1.00 and they will received dividends on that amount under the Plan filed under the CCAA. Aboriginal title claims of the Quatsino are not affected by the Plan filed under the CCAA.

     Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with aboriginal groups. This policy is reflected in the terms of the Company's timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

     The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. The Company is committed to working with both the Provincial Government and First Nations to resolve the issues.

SOFTWOOD LUMBER DISPUTE

     On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including the Company. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

     The Canadian government and Canadian lumber companies affected by the softwood lumber duties initiated challenges of such duties under the provisions of the NAFTA and before the WTO.

     On January 12, 2004, the USDOC submitted a revised countervailing duty calculation to the NAFTA Panel. In response to the NAFTA Panel's prior directive not to measure the countervailing duty using U.S. timber prices as the benchmark, the USDOC changed its calculation method to use prices of imported and domestic logs. This change resulted in a reduction in the countervailing duty to 13.24% from 18.79%. However, the rate that is charged on Canadian imports of lumber to the U.S. is not likely to be changed until the NAFTA panel process is exhausted, which is not expected to be completed until December, 2004. On January 19, 2004, the WTO Appellate Body released its ruling on the U.S. and Canadian appeals, which was the final step in the WTO appeal process for the countervailing duty dispute. The WTO Appellate Body ruled that the USDOC may use a benchmark other than private prices in the country being investigated in very limited circumstances, but stated that if the U.S. is going to use a benchmark other than private prices in Canada, it is obligated to ensure that the alternative benchmark it uses relates to prevailing market conditions in Canada.

     Despite the rulings from the NAFTA and WTO proceedings thus far, the Company is at present unable to predict the ultimate effect of the challenges, or if and when the outstanding softwood lumber issues will be settled. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the various challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement Accordingly, the US countervailing and anti-dumping duties have, and are expected to continue to have, a material adverse impact on the ability of the Company to market its softwood lumber in the U.S. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC.

     The Company has recorded countervailing and antidumping duties at 27.22% totalling $36.1 million (2002 - $22.3 million) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total $58.4 million. For the year ended December 31, 2002, the Company recorded the deposits refunded relating to 2001 sales in the amount of $12.4 million as an increase in sales revenue for 2002. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

HUMAN RESOURCES

     As of the date hereof, the Company has approximately 1,900 employees. The majority of the Company's hourly paid workers in its solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). The Company is a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the

Province of British Columbia in their negotiations with the IWA. The previous labour agreement expired in June, 2003 and the Provincial Government has introduced legislation appointing a mediator/arbitrator to establish a new agreement.

     As of the date hereof, the majority of the Company's hourly workers in the pulp segment are represented by the Pulp, Paper and Woodworkers Union of Canada ("PPWC"). In April 2003, the Company signed a five year collective agreement with the PPWC.

CREDIT FACILITIES

     In March, 1994, the Company issued the 1994 Notes under the Unsecured 1994 Note Agreement. The Bank of New York is the current trustee. The 1994 Notes had no principal payments or sinking fund requirements. Although the 1994 Notes matured in March, 2004, the principal and interest accrued since November 7, 2002 remain unpaid. The 1994 Notes continue to be subject to the stay of proceeding under the CCAA.

     In November, 1997, the Company issued the 1997 Notes under the Unsecured 1997 Note Agreement. The Bank of New York is the current trustee. The 1997 Notes have no principal payments or sinking fund requirements until they mature in 2007. The interest accrued since November 7, 2002 remains unpaid. The 1997 Notes continue to be subject to the stay of proceedings under the CCAA.

     In June, 1999, the Company issued the 1999 Notes under the Secured Note Agreement. Wells Fargo Minnesota N.A. is the current trustee. The 1999 Notes have no principal payments or sinking fund requirements until they mature in 2004. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. The 1999 Notes are secured by a first priority lien upon a portion of the Company's timber tenures which have an AAC of approximately 4.0 million cubic metres, six of its operating sawmills (the lien also covered two other sawmills that have been shut down), its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables or inventories. The interest accrued since November 7, 2002 remains unpaid. The 1999 Notes continue to be subject to the stay of proceedings under the CCAA.

     In 2001, the Company established a revolving credit facility secured by receivables and inventory which was replaced in March, 2002, with a new secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory.

C.   ORGANIZATIONAL STRUCTURE

     Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the Company Act (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Cumulative Redeemable Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the CBCA on June 12, 2002.

     The following chart sets out the Company's principal subsidiaries and their primary activities (before giving effect to the Plan). All such subsidiaries are wholly-owned and, other than Western Pulp Limited Partnership, have been continued under and are now governed by the CBCA. Western Pulp Limited Partnership is formed under the Partnership Act of British Columbia.

                                   [GRAPHIC]


D.   PROPERTY, PLANTS AND EQUIPMENT

SOLID WOOD FACILITIES

     The Company owns six operating sawmills, a log merchandiser and a value-added lumber remanufacturing plant. The repayment of the 1999 Notes are secured by a first priority lien on six of these sawmills and the value-added lumber remanufacturing plant. The Company previously operated nine sawmills. The Company, pursuant to its sawmill rationalization policy, has reduced the number of operating mills from nine down to six, thereby enabling the Company to benefit from reduced manufacturing costs without a loss in production capability, and thus improving overall efficiencies through economies of scale. The Tahsis sawmill has been dismantled, while production at the two Vancouver sawmills, Silvertree and Marpole, has been combined under the name Silvertree-Vancouver Division. The former Silvertree sawmill has been dismantled. Some of the best equipment from the dismantled mills is being used to increase productivity at the six operating mills. The Chemainus sawmill has ceased operations. The six operating sawmills each use computer controlled equipment to optimize the lumber recovery from each log. The Company's high quality timber supply and the particular design of its sawmills enable it to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small or have a poor knot structure.

     Switching the cedar production to the Silvertree-Vancouver Division has resulted in an increase of at least 80 mfbm per day. Future improvements are expected. The Company's Cowichan Bay sawmill set an all time production record in November 2003.

     Five of the Company's sawmills are located on Vancouver Island. The Company's Duke Point and Nanaimo sawmills are both located in Nanaimo. The Company's Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. The Company's other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. The Cowichan Bay sawmill also processes western red cedar. All of the Company's sawmills on Vancouver Island have adjacent water lots which are leased from the Province and have barge loading facilities to handle water-borne shipments of sawmill products.

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

     The Company's Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. As noted above, the Silvertree and Marpole mills combined their operations at Marpole under the name Silvertree-Vancouver Division. The two sawmills properties are located on land which fronts the Fraser River and is owned by the Company. Both properties have barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate these two locations are leased from the North Fraser Port Authority.

     The Company's annual lumber production capacity and actual lumber production for each of its sawmills for each of the last five years are set out in the following table:

                                            PRE-SAWMILL                                                       POST-SAWMILL
                                          RATIONALIZATION              LUMBER PRODUCTION (MMFBM)             RATIONALIZATION
                                       -----------------------  ---------------------------------------   ----------------------
                                                     RATED             YEARS ENDED DECEMBER 31              NUMBER
                                        NUMBER    CAPACITY(1)   ---------------------------------------       OF       CAPACITY
SAWMILLS              LOCATION         OF SHIFTS    (MMFBM)      2003   2002     2001     2000     1999    SHIFTS(2)   (MMFBM)
--------              --------         ---------    -------      ----   ----     ----     ----     ----    ---------   --------

Chemainus             Chemainus             1            48        --     17       20       39       32       --          --
Cowichan Bay          Cowichan Bay          2           125       122    122      101       97       67        3         215
Duke Point            Nanaimo               1            88        86     89       84       78       82        3         225
Ladysmith             Ladysmith             2           120        90     46       60       88       98        3         170
Nanaimo               Nanaimo               2           138       128    122      136      112      105        3         200
Saltair               Ladysmith             2           150       120    111       80      119      134        3         170
Silvertree            Vancouver             2           113        --     16       44       98       75       --          --
Marpole               Vancouver             2           165        69     39       12       73       55        3         160
Tahsis                Tahsis                2           125        --     --       17       69       69       --          --
                                           --         -----       ---    ---      ---      ---      ---       --       -----
                                           16         1,072       615    562      554      773      717       18       1,140
                                           ==         =====       ===    ===      ===      ===      ===       ==       =====

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

     The Company's value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of moldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by the Company. It is comprised of 10 kilns, which are utilized to dry lumber produced at the Company's sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2003 processed 38 million board feet of lumber.

     The Company operates a lumber distribution yard located at Richmond near Vancouver.

     See "Item 4. Information on the Company - B. Business Overview - Environment" for a discussion of environmental matters.

PULP MILLS

     The Company owns and operates an NBSK pulp mill on the mainland of British Columbia near Squamish and prior to May 11, 2004, owned and operated a dissolving sulphite pulp mill near Port Alice on Vancouver Island. In addition to the property listed above, the repayment of the 1999 Notes is also secured by a first priority lien on the Squamish NBSK pulp mill.

Both mills are located on the coast with easy access to water transportation. Fibre for the Squamish pulp mill comes from wood chips produced by the Company's sawmills and log merchandiser while Port Alice processed pulp logs through its own wood room.

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

     In the last five years, approximately $8.7 million has been expended at the Squamish pulp mill to improve production efficiency and provide environmental enhancements.

     In December, 2000, a chip screening facility was completed at the Squamish pulp mill which reduced costs, improved productivity and product quality. The Squamish pulp mill received its official ISO 9001 registration in May 1993 and ISO 14001 registration in May, 1999.

     The Port Alice dissolving sulphite pulp mill is the only producer of dissolving sulphite pulp in British Columbia and one of only three dissolving sulphite pulp mills in Canada. It is located near Port Alice, a village of approximately 900 people in the northwest corner of Vancouver Island. While the Company operated the pulp mill it had an annual production capacity of 160,000 ADMT, employed approximately 345 people and was situated on land owned by the Company. The water lot necessary to operate the mill was leased from the Province of British Columbia.

     Dissolving sulphite pulp is a long-fibred pulp manufactured by an acid cooking process from primarily hemlock and is noted for its chemical properties. While the Company operated the Port Alice pulp mill, dissolving sulphite pulp produced was used to make such products as garments, artificial silk, plastics, lacquers, cosmetics and pharmaceuticals. It also produced paper grade sulphite pulp when warranted by market conditions.

     The Port Alice pulp mill received its official ISO 14001 registration in January, 2001 and the Canadian Standards Association Sustainable Forest Management Chain of Custody (product labelling) in December, 2001.

     The plan of compromise and arrangement presented to the Company in April, 2004, by the Restricted Group contemplated a permanent shutdown of the Port Alice pulp mill based on its belief that the pulp mill is not economically viable and should not be part of the Doman corporate group when it emerges from CCAA protection. As noted above, on April 6, 2004 the Court ordered the shutdown of the Port Alice pulp mill effective at the end of the production run on May 11, 2004. The order did not prevent the Company from seeking purchasers for the Port Alice pulp mill. The Company sold the Port Alice pulp mill on May 11, 2004 to PASC, an affiliate of LaPointe Partners, Inc. Under the purchase and sale agreement dated as of May 9, 2004, the purchaser acquired substantially all of the Port Alice pulp mill assets including adjusted working capital valued at $2.73 million in consideration for one dollar and the assumption of outstanding obligations relating to the Port Alice pulp mill, including employee and pension liabilities. It was a condition of the purchase and sale that all of the existing Port Alice employees be offered employment by the purchaser. On May 11, 2004, the Court issued an order approving the sale of the Port Alice pulp mill.

     The Company's annual pulp production capacity and actual pulp production for the Squamish and Port Alice for each of the last five years are set out in the following table:

                                                                                       PULP PRODUCTION
                                                                  ----------------------------------------------------------
                                              ANNUAL PULP                           YEARS ENDED DECEMBER 31,
                                              PRODUCTION          ----------------------------------------------------------
                                              CAPACITY(1)           2003         2002         2001         2000        1999
                                           -------------------    --------     --------     --------    ---------    -------
                                                                                     (THOUSANDS OF ADMT)
 PULP MILLS
   Squamish........................               275                  253          204          164         266          264
   Port Alice......................               160                   55           54          117         159           97
                                                  ---                  ---          ---          ---         ---          ---
                                                  435                  308          258          281         425          361
                                                  ===                  ===          ===          ===         ===          ===

------------------
(1) Capacity is stated as at December 31, 2003 on a three shifts per day, 340 days per year basis.

     The Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice pulp mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice pulp mill. Documents have been exchanged between the parties. The Province's application to dismiss the claim failed. As of the date hereof, a trial date has been set for September, 2005. The sale of the Port Alice pulp mill does not affect the legal action against the Province.

     The Company commenced an action against the Provincial Government alleging that the Company has suffered harm as a consequence of the assistance package provided to Skeena Cellulose pulp mill by the Province. The Crown has provided responses to interrogatories and the Company has answered demands for particulars. As of the date hereof, no trial date has been set.

     See "Item 4. - Information on the Company - B. Business Overview - Environment."

     ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2003 should be read in conjunction with the consolidated financial statements and related notes thereto included in this report. The discussion below is based upon, and the financial statements have been prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see note 17 to the consolidated financial statements included in this report.

REORGANIZATION PROCEEDINGS

     The Company is reorganizing its affairs under protection of the CCAA. For further information on the CCAA proceedings, see "Item 4 - Information on the Company - A. History and Development of the Company - CCAA Proceedings".

     The Company filed the Plan on April 30, 2004 and disseminated the Information Circular to Affected Creditors in connection with the meeting of its Affected Creditors to approve the Plan. For further information on the Plan, see "Item 4 - Information on the Company - A. History and Development of the Company
- Plan of Compromise and Arrangement".

     The ability of the Company to continue as a going concern is primarily dependent upon the Company's ability to emerge from CCAA.

A.   OPERATING RESULTS

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

     Demand for the Company's lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the U.S. is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, recently, the countervailing and anti-dumping duties imposed by the U.S. upon Canadian producers of softwood lumber exports to the U.S. The Company, as a result, is unable to maintain significant lumber shipments to the U.S. without incurring significant costs. In 1997 the Company acquired certain solid wood assets, including sawmills, from Pacific Forest that targeted the Japanese market. As a result, the condition of the Japanese economy has significant impact on the demand for the Company's lumber products.

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

     The following table sets forth selected operating results for the Company for each of the last three years:

SELECTED ANNUAL INFORMATION(1)
(millions of Canadian dollars)



                                                                              YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------------
                                                                         2003          2002           2001
                                                                      ---------      ---------      ---------
Sales volumes
     Lumber - millions of board feet                                        596            591            674
     Logs - thousands of cubic metres                                       721            782           1064
     Wood chips - thousands of units                                        307            288            271
     Pulp - thousands of ADMT                                               322            262            301

Net sales
     --  Lumber                                                       $   260.5      $   320.9      $   354.7
     --  Logs                                                             106.5          123.3          156.5
     --  By-products                                                       22.0           19.5           20.8
                                                                      ---------      ---------      ---------
     Solid wood segment                                               $   389.0      $   463.7      $   532.0
     Pulp segment                                                         200.0          171.2          238.0
                                                                      ---------      ---------      ---------
     Consolidated                                                     $   589.0      $   634.9      $   770.0

Costs and Expenses                                                        620.6          581.5          758.1
Amortization of property, plant and equipment                              46.0           48.5           67.2
Operating restructuring costs and asset write-downs                         8.0           67.5          291.7
                                                                      ---------      ---------      ---------

Operating earnings (loss)                                                 (85.5)         (62.5)        (347.1)

Other income and expense
     Interest                                                             (96.4)        (102.7)        (101.0)
     Exchange gains and (losses) on long-term debt and
     amortization of debt issue costs                                     184.8            5.0          (72.4)
     Financial restructuring costs                                         (7.8)          (7.3)            --
     Other income (expense)                                                 2.2            4.3           14.4
                                                                      ---------      ---------      ---------

Earnings (loss) before income taxes                                        (2.8)        (163.3)        (506.1)
Income tax (expense) recovery                                              (1.0)          (0.8)          93.2
                                                                      ---------      ---------      ---------
Net income (loss)                                                     $    (3.8)     $  (164.1)     $  (412.9)
                                                                      =========      =========      =========

Provision for preferred dividends - $millions                         $    (4.8)     $    (4.5)     $    (4.5)
Basic earnings (loss) per share                                       $   (0.20)     $   (3.97)     $   (9.82)
Diluted earnings (loss) per share                                     $   (0.20)     $   (3.97)     $   (9.82)
                                                                      ---------      ---------      ---------

Total assets                                                          $   749.1      $   843.9      $   974.5
Total term debt(2)                                                    $   872.5      $ 1,061.7      $ 1,072.0


(1) The financial information presented has been prepared in accordance with Canadian GAAP.

(2) Term debt of US$673 million is translated at year end exchange rate of 1.2965, 1.5776 and 1.5928 at December 31, 2003, 2002 and 2001
         respectively.

SEGMENTED INFORMATION                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                         2003               2002               2001
                                                       --------           --------           --------
OPERATING EARNINGS (LOSS)
Solid wood segment                                     $  (31.6)          $   34.5           $  (39.5)
Pulp segment                                              (47.2)             (86.7)            (301.9)
General corporate                                          (6.7)             (10.4)              (5.7)
                                                       --------           --------           --------
Consolidated                                           $  (85.5)          $  (62.6)          $ (347.1)
                                                       ========           ========           ========

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
Solid wood segment                                     $   36.3           $   38.3           $   42.2
Pulp segment                                                9.6               10.2               25.0
                                                       --------           --------           --------
Consolidated                                           $   46.0           $   48.5           $   67.2
                                                       ========           ========           ========


OVERVIEW OF 2003

     The Company's operations in 2003 continued to be negatively impacted by low lumber and pulp commodity prices, as well as softwood lumber duties. In addition, the strengthening Canadian dollar compounded the problem as most of the Company's products are priced in US dollars.

     Restructuring efforts were underway throughout 2003 and management of cash flow and working capital, especially inventory levels, resulted in frequent curtailment of operations.

     The Company recorded a net loss of $3.8 million in 2003 compared to a net loss of $164.1 million in 2002. Significant items contributing to the difference in net loss between the two years are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                  ------------- --- -------------
                                                      2003              2002
                                                  -------------     -------------
                                                      (MILLIONS OF DOLLARS)
Translation gain on US $ debt                      $    189.2       $      10.2   See paragraph below
Softwood lumber duties                                  (36.1)            (22.3)  See "US Softwood Lumber Duties" below
Softwood lumber duties - refund for 2001                   --              12.4   See "US Softwood Lumber Duties" below
Write-down of assets                                     (8.0)            (67.5)  See "Write-down of Assets" below
                                                   ------------     -----------
                                                        145.1             (67.2)
Other                                                  (148.9)            (96.9)  Difference of $52.0 see commentary below
                                                                    -----------
Net loss                                           $     (3.8)      $    (164.1)
                                                   ==========       ===========


     The strengthening Canadian dollar in 2003 impacted the Company's financial results in two ways. Firstly, all of its long-term debt of US $673 million is denominated in US dollars and the stronger Canadian dollar in 2003 resulted in a translation gain of $189.2 million (compared to $10.2 million in 2002). Secondly, most of the Company's products are priced in US dollars and the Company estimates that the stronger Canadian dollar, which averaged US $0.71 in 2003 compared to US $0.64 in 2002, reduced operating earnings and net income by approximately $51 million (see table above).

Going Concern

     The consolidated financial statements for 2003 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

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

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its Secured Notes and Unsecured Notes.

Write-down of Assets

     At December 31, 2003, the Company reviewed the carrying value of its pulp mills, sawmills and logging assets and determined that based on current economic conditions and plans, the carrying values for certain sawmill assets were not likely recoverable from future cash flows from operations and, or sale. As a result, the Company has recorded a charge of $8.0 million to write down its sawmill assets and provide for restructuring costs.

     In 2002, as a result of a similar review, the Company recorded a $58.7 million write-down of its Port Alice pulp mill assets including non-consumable supplies inventories and recorded a charge of $8.8 million to write-down its sawmill assets and provide for restructuring costs.

Port Alice

     On May 11, 2004, the Company sold the Port Alice pulp mill to PASC, an affiliate of LaPointe Partners Inc. See "Item 4 - Information on the Company -
A. History and Development of the Company - CCAA Proceedings".

U.S. Softwood Lumber Duties

     On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including the Company. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the various challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

     The Company has recorded countervailing and antidumping duties of 27.22% totalling $36.1 million (2002 - $22.3 million) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total $58.4 million. For the year ended December 31, 2002, the Company recorded the deposits refunded relating to 2001 sales in the amount of $12.4 million as an increase in sales revenue for 2002. Any further adjustments resulting from a change in the countervailing and antidumping duties will be made prospectively.

B.C. Forest Revitalization Plan

     In March 2003, the Provincial Government introduced the Forestry Revitalization Plan (the "FR Plan") that provides for significant changes to the Provincial Government's forest policy and to the existing allocation of timber tenures to licensees. The changes prescribed in the FR Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Provincial Government. The FR Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Provincial Government has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

     The effect of the 20% timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing AAC on their replaceable tenures. The effect of the FR Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the FR Plan at the time the amounts to be recorded are estimable.

RESULTS OF OPERATIONS - 2003 VERSUS 2002

     In 2003, the Company's sales decreased by approximately 7% to $589.0 million from $634.9 million in 2002 as a result of a reduction in sales in the solid wood segment offset in part by an increase in sales in the pulp segment.

     Sales for the solid wood segment decreased by approximately 16% to $389.0 million in 2003 from $463.7 million in 2002, as a result of (i) lower average sales realizations for lumber reflecting the stronger Canadian dollar in 2003,
(ii) the impact of softwood lumber duties for the full 2003 year (compared to 2002 when duties commenced in May and a $12.4 million prior year refund was recorded) and (iii) lower outside log sales volume and prices.

     Sales for the pulp segment increased to $200.0 million in 2003 from $171.2 million in 2002, mostly as a result of higher sales volumes for kraft pulp. Although kraft prices, measured in US dollars, were also higher in 2003 than 2002, the stronger Canadian dollar eliminated most of the price increase. Sales of dissolving sulphite pulp were consistent between the two years with a slightly higher sales volume in 2003, but a lower average price when translated into Canadian dollars.

     Cost of goods sold in 2003 increased to $602.5 million from $562.5 million in 2002 primarily as a result of increased pulp sales volume of 60,350 ADMT. In addition, the Squamish pulp mill took 15 days of downtime to carry out scheduled maintenance work in 2003 at a cost of approximately $12 million. No major maintenance shutdown had taken place in 2002 as market conditions had made it unnecessary.

     Amortization of property, plant and equipment decreased to $46.0 million in 2003 from $48.5 million in 2002. Of this $2.5 million reduction, $2.0 million is attributable to the solid wood segment, in particular to lower amortization of logging roads, resulting from lower production levels in 2003. In the pulp segment, higher amortization at Squamish in 2003 as a result of increased production was more than offset by the elimination of amortization at Port Alice in 2003 following the complete write-off of that pulp mill in 2002.

     Interest expense is made up of three components as shown below ($millions):

                                                                     YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                     2003              2002
                                                                -------------     -------------
Cash interest paid or payable                                      $  (96.4)         $ (102.7)
Amortization of deferred finance cost                                  (4.4)             (5.3)
Foreign exchange gain on translation of US $ debt                     189.2              10.2
                                                                   --------          --------
                                                                   $   88.3          $  (97.8)
                                                                   ========          ========

     The Company's term debt of US $673 million at December 31, 2003 and 2002 is denominated in US dollars. The cash component of interest expense decreased to $96.4 million in 2003 from $102.7 million in 2002 as a result of the strengthening Canadian dollar. As a result of the CCAA Court order, interest payments were stayed after November 7, 2002, but continued to be accrued. Also included in interest expense is the unrealized foreign exchange gain or loss on translating the term debt at current exchange rates. The year end exchange rates for the US dollar at December 31, 2003, 2002 and 2001 were 1.2965, 1.5776 and
1.5928. The stronger Canadian dollar at December 31, 2003 compared to December 31, 2002 resulted in a gain of $189.2 million.

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

QUARTERLY FINANCIAL INFORMATION

     The following table is a summary of selected quarterly financial information concerning the Company for each of the last eight quarters to December 31, 2003:

QUARTERLY FINANCIAL INFORMATION
Millions of Canadian dollars

                                                              2003                                          2002
                                                  -------------------------------------  -----------------------------------------
                                                     1st      2nd      3rd        4th       1st        2nd       3rd        4th
Sales                                             $ 149.2  $ 138.5   $ 158.9   $ 142.5   $  131.7   $  158.2   $ 175.6    $ 169.4
Costs and Expenses                                  134.2    164.2     168.8     153.4      135.1      135.3     154.9      156.2
Amortization of property, plant and equipment        11.5     12.8       9.5      12.2        7.0       12.3      13.3       15.8
Operating restructuring costs and asset
  write-downs                                         --       2.0       4.9       1.1         --         --       3.2       64.3
                                                  -------  -------   -------   -------   --------   --------   -------    -------
Operating earnings(loss)                              3.6    (40.5)    (24.4)    (24.2)     (10.4)      10.6       4.2      (66.9)

Other income and expense
     Interest                                       (21.6)   (25.6)    (27.1)    (22.2)     (25.8)     (24.0)    (26.8)     (26.1)
     Exchange gains and (losses) on long-term
     debt and amortization of debt issue costs       72.8     79.9      (2.0)     34.2       (2.3)      51.2     (49.1)       5.1
     Financial restructuring costs                   (1.9)    (1.6)     (1.7)     (2.5)        --         --        --       (7.3)
     Other income (expense)                           0.1      1.0       0.4       0.7       (0.1)      (1.0)     (1.5)       6.8
                                                  -------  -------   -------   -------   --------   --------   -------    -------
Earnings(loss) before income taxes                   52.9     13.2     (54.8)    (14.0)     (38.6)      36.9     (73.2)     (88.4)
Income tax (expense) recovery                        (0.7)     0.5      (0.4)     (0.5)      (0.8)      (0.9)     (0.7)       1.5
                                                  -------  -------   -------   -------   --------   --------   -------    -------
Net income(loss)                                  $  52.2  $  13.7   $ (55.2)  $ (14.5)  $  (39.4)   $  36.0   $ (73.8)   $ (86.9)
                                                  =======  =======   =======   =======   ========    =======   =======    =======

Provision for preferred dividends-$millions       $  (1.2) $  (1.2)  $  (1.2)  $  (1.2)  $   (1.1)   $  (1.1)  $  (1.2)   $  (1.2)
Basic earnings(loss) per share                    $  1.20  $  0.29   $ (1.33)  $ (0.37)  $  (0.95)   $  0.82   $ (1.76)   $ (2.07)
Diluted earnings(loss) per share                  $  1.20  $  0.29   $ (1.33)  $ (0.37)  $  (0.95)   $  0.82   $ (1.76)   $ (2.07)


     The following factors affected the comparability of quarterly results in 2003:

- The average value of the Canadian dollar strengthened each quarter, negatively impacting sales, with the largest quarterly increases being in the second quarter (7%) and fourth quarter (4%).

- Increases in the value of the Canadian dollar at quarter ends resulted in large unrealized foreign exchange gains on US dollar debt. Gains in the first, second and fourth quarters were $73.9 million, $81.0 million and $35.3 million respectively.

- Lumber prices strengthened in the third quarter before declining in the fourth quarter, partially reflecting seasonal demand. In contrast, NBSK pulp prices weakened in the third quarter and strengthened in the fourth quarter, reflecting worldwide inventory levels and buying patterns, particularly those of Chinese customers.

- Logging operations faced major curtailments in June, July and August as a result of poor market conditions. The Company's average sales price for logs declined 18% in the third quarter before recovering 14% in the fourth quarter.

FOURTH QUARTER 2003 VS. 2002

     The net loss for the fourth quarter of 2003 was $(14.5) million, or $(0.37) per share, compared to a net loss of $(86.9) million, or $(2.07) per share for the fourth quarter of 2002. Included in the net loss for the fourth quarter of 2003 was $(1.1) million representing the write-down of property, plant and equipment and operating restructuring costs and $35.3 million gain on the translation of debt denominated in US dollars. The net loss for the fourth quarter of 2002 included $(64.3) million representing the write-down of property, plant and equipment and operating restructuring costs and $6.5 million gain on the translation of debt denominated in US dollars.

     Operating earnings (loss) excluding operating restructuring costs, asset write-downs and amortization for the solid wood segment in the fourth quarter of 2003 was $(1.1) million compared to $(1.8) million in the third quarter of 2003 and $19.1 million in the fourth quarter of 2002. Results in the fourth quarter were adversely impacted by (i) the stronger Canadian dollar, (ii) a $9.3 million provision for countervailing and antidumping duties on softwood lumber shipments to the US, and (iii) contained curtailment in the logging operations. Production of 709 km3, although increased from 473 km3 in the third quarter of 2003, was down from 993 km3 in the fourth quarter of 2002.

     Operating earnings (loss) excluding operating restructuring costs, asset write-downs and amortization for the pulp segment in the fourth quarter of 2003 was $(7.3) million compared to $(6.7) million in the immediately preceding quarter and $(6.6) million in the fourth quarter of 2002. The Squamish pulp mill operated for 80 days in the fourth quarter of 2003, producing 62,439 ADMT. The Port Alice dissolving sulphite mill operated for 36 days in the fourth quarter of 2003 in order to satisfy customer requirements.

SUMMARY OF FINANCIAL POSITION

(millions of dollars)                                                              YEARS ENDED DECEMBER 31,
                                                                                   ------------------------
                                                                                     2003             2002
                                                                                   --------        -------

Cash                                                                                   21.6           22.6
Accounts receivable                                                                    68.3           86.0
Inventories                                                                           159.0          200.0
Prepaid expenses                                                                        6.8           10.4
                                                                                   --------        -------
    Current Assets                                                                    255.7          319.0

Investments                                                                            10.8            9.8
Property, plant and equipment                                                         460.4          485.1
Other assets                                                                           22.2           30.1
                                                                                   --------        -------
    Total Assets                                                                      749.1          843.9
                                                                                   ========        =======

Bank indebtedness                                                                      30.4           21.8
Accounts payable and accrued liabilities                                              124.8          102.7
Accounts payable and accrued liabilities, subject to
  compromise                                                                          110.9           45.4
Current portion of long-term debt, subject to compromise                              503.0             --
Current portion of long-term debt                                                     207.4             --
                                                                                   --------        -------
    Current Liabilities                                                               976.6          169.9

Long-term debt, subject to compromise                                                 162.1          809.3
Long-term debt                                                                           --          252.4
Other liabilities                                                                      29.7           27.8
Shareholders' (Deficiency)                                                           (419.3)        (415.5)
                                                                                   --------        -------
    Total Liabilities and Shareholders' Deficiency                                    749.1          843.9
                                                                                   ========        =======

Cash generated from (used in):
    Working capital (used in) operations                                             (133.1)         (66.9)
    Change in non-cash working capital                                                149.9           38.9
                                                                                   --------        -------
         Funds provided by operating activities                                        16.8          (28.0)
    Financing activities(1)                                                              --           (1.1)
    Investing activities                                                              (26.4)         (15.0)
                                                                                   --------        -------
Increase (decrease) in net cash(1)                                                     (9.6)         (44.2)
                                                                                   ========        =======

(1) Net cash represents cash less bank indebtedness. Bank indebtedness has been reclassified from financing activities, as disclosed in the audited financial statements, to net cash.

B.   LIQUIDITY AND CAPITAL RESOURCES

     The Company is reorganizing its affairs under protection of CCAA as noted above under "Going Concern". As a consequence, the interest payments due on its term debt and approximately $17.8 million of pre-November 7, 2002 trade payables have been suspended. Although payment of interest has been suspended, the Company has continued to accrue it. Accrued interest on the 8.75% and 9.25% Senior Unsecured Notes, together with pre-filing trade accounts payable, are shown as being subject to compromise in the following amounts:

Millions of Dollars                                                         YEARS ENDED DECEMBER 31,
                                                                          ---------------------------
                                                                              2003            2002
                                                                          ------------      ---------
Trade payables                                                             $     17.8       $    18.6
Interest on 8 3/4% Senior Unsecured Notes                                        65.3            15.3
Interest on 9 1/4% Senior Unsecured Notes                                        27.8            11.4
                                                                           ----------       ---------
                                                                           $    110.9       $    45.3
                                                                           ==========       =========


     Since the 8.75% Senior Unsecured Notes and the 12% Senior Secured Notes have scheduled maturity dates in 2004, the principal amounts outstanding have been classified as current liabilities at December 31, 2003.

     The Company's principal sources of liquidity are cash on hand, the unused portion of its credit facility, cash flow generated from operations and working capital. At December 31, 2003 the Company had cash on hand of $21.6 million compared to $22.6 at the end of December 2002. The Company also had available to it the unused portion of its credit facility amounting to $26.3 million at December 31, 2003.

     Working capital used in operations was $133.1 million in 2003, compared to $66.9 million in 2002. After the change in non-cash working capital items, funds provided by operating activities totalled $16.8 million in 2003 compared to funds used in operations of $28.0 million in 2002. The change in non-cash working capital generated $149.9 million in 2003 compared to $38.9 million in 2002. $93.5 million of the $149.9 million generated in 2003 represented an increase in interest payable on the Company's Senior Secured and Unsecured Notes, as payment of interest was stayed following the Company's CCAA filing in November 2002. A further $41.0 million of the $149.9 million reduction in working capital in 2003 represented reduced inventory levels. Log inventories, in particular, were down by $31.7 million reflecting lower production levels.

     Investing activities used cash of $26.4 million in 2003, compared to $15.0 million in 2002. Capital expenditures on property, plant and equipment aggregated $29.2 million in 2003 compared to $29.6 million in 2002. Approximately $26.3 million of the capital expenditures in 2003 was for the construction of logging roads, timber development and logging equipment. Proceeds from the sale of non-core surplus assets was $3.8 million in 2003 compared to $14.3 million in 2002.

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

     The Centre has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides the Company with the ability to select and breed trees with superior growth and form that will improve the quality and quantity of timber produced over time. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies the Company's requirements for most species of seedlings. The Company spent approximately $430,000 on research and development in 2003.

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

PRODUCT PRICING

     The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2003 and 2002 sales, respectively:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                            -----------------------------------
                                                                                2003                 2002
                                                                            -------------       ---------------
                                                                                  (THOUSANDS OF DOLLARS
                                                                                EXCEPT PER SHARE AMOUNTS)
           Pulp - $50 per ADMT change
             Operating earnings                                                $    16,100        $     13,082
             Net earnings(1)                                                   $    10,365        $      8,422
             Per share(1)                                                             0.24                0.20

           Lumber - $10 per thousand board feet change
             Operating earnings                                                $     5,960        $      5,909
             Net earnings(1)                                                   $     3,837        $      3,804
             Per share(1)                                                             0.09                0.09

(1) Based on a tax rate of 35.62%. This does not recognize the unrecognized tax losses of the Company.

     The Company's financial performance is also dependent on the rate at which the Company utilizes its production capacity. When capacity utilization is reduced in response to weak demand for the Company's products, the Company's cost per unit of production increases, and the Company's profitability decreases.

FOREIGN CURRENCIES

     Since a significant amount of the Company's sales are conducted in international markets, its financial results are subject to foreign currency rate fluctuations. In particular, all of the Company's pulp sales are made in U.S. dollars, as are its lumber sales to the U.S. As a result, a significant amount of the Company's sales revenue is denominated in U.S. dollars, while a large proportion of its costs are in Canadian dollars. U.S. dollar based sales, expressed in Canadian dollars, were $413.3 million in 2003 and $490.7 million in 2002 representing 70% and 77% of total sales, respectively. The value of the Canadian dollar per U.S. $1.00 in 2003 and 2002 averaged 1.4132 and 1.5700, respectively.

     The following table illustrates the effect of changes in currency exchange rates on the Company's net earnings, based on 2003 and 2002 sales, respectively:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                            -----------------------------------
                                                                                 2003                2002
                                                                            ---------------      --------------
                                                                                  (THOUSANDS OF DOLLARS
                                                                                EXCEPT PER SHARE AMOUNTS)
           1% change in the U.S. dollar
             Operating earnings                                                $     4,124        $      4,907
             Net earnings(1)                                                   $     2,655        $      3,159
             Per share(1)                                                             0.06                0.07

(1) Based on a tax rate of 35.62%. This does not recognize the unrecognized tax losses of the Company.

     All of the Company's long-term debt of US $673 million at December 31, 2003, is denominated in U.S. dollars. The year end exchange rate was 1.2965. A 1% change in the U.S. dollar has an effect of $8.7 million on the Company's debt when translated into Canadian dollars.

     The Company has in the past used forward foreign currency contracts to manage foreign currency exposure, as well as for speculative purposes. As at December 31, 2003, the Company does not have any forward foreign currency contracts outstanding.

     Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Recoverability of Property, Plant and Equipment and other Long-term Assets

     The Company assesses the recoverability of its property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by its manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that the Company would not recover the carrying amount of its property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Reforestation Liabilities

     The Company accrues its reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. The Company's registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

Valuation of Inventory

     The Company values its inventories at the lower of cost and net realizable value. Net realizable value is estimated by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, a write-down is recorded. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

Softwood Lumber Duties

     Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to U.S. customs in order to ship softwood lumber products into the U.S. The Company has expensed softwood lumber duties based on the deposit amounts paid to U.S. customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid and the rate established on administrative review will be refunded to or paid by the Company, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

Valuation of Accounts Receivable

     The Company records an allowance for doubtful collection of accounts receivable based on its best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and review of current economic conditions and specific customer issues. The Company has significant exposure to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company. Although the Company has not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although the Company's sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

Pension and Other Post Retirement Benefits

     The Company has defined pension plans and post-retirement medical and health benefit plans for its officers and employees. The Company retains independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

RISKS AND UNCERTAINTIES

     See "Item 3. Key Information - D. Risk Factors" for risks and uncertainties that may have a material effect on the operations of the Company.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this Item 5. The Company did not use any derivative financial instruments in the last two years.

     The Company does not have any off-balance sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

     The following table summarizes contractual obligations at December 31, 2003 and payments due for each of the next five years and thereafter:


Millions of Dollars                                 Total      2004     2005     2006     2007    2008  Thereafter
                                                    -----      ----     ----     ----     ----    ----- ----------
Long-term debt                                      207.4     207.4      --       --         --      --       --
Long-term debt subject to compromise (Note 1)       665.1     503.0      --       --      162.1      --       --
Operating leases                                     12.6       4.6     3.1      2.3        1.5     0.9      0.2
Reforestation liability                              12.5       5.1     2.5      1.9        1.7     0.3      1.0

                                                  --------------------------------------------------------------
                                                    897.6     720.2     5.6      4.2      165.2     1.2      1.2
                                                  ==============================================================

Notes:

1 The Company filed for protection under CCAA on November 7, 2002. As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes. The term debt repayment dates are disclosed in the financial statements and in the table above according to the original scheduled repayment dates. However, term debt subject to compromise will be settled according to the terms of the Plan when the Plan is implemented.

2. The amounts in the table above do not include contractual obligations for the pension and post retirement non-pension benefit arrangements that the Company has with employees. These arrangements are excluded because the financial statement amounts reflect present value amounts for services rendered to date and under CICA 3461defer the recognition of actuarial gains and losses. Additional information on the Company's obligations for pension and post-retirement non-pension arrangements are shown in footnotes to the audited financial statements.

G.  SAFE HARBOUR

    This report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - D. Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

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

     The names and municipalities of residence, offices held within the Company and principal occupations of the current directors and officers of the Company (the information concerning the respective directors has been furnished by each of them) are as follows:

NAME, PRESENT POSITION
WITH THE COMPANY AND
MUNICIPALITY OF                                                                                            DIRECTOR OR
RESIDENCE                              PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                           OFFICER SINCE
-------------------------------------  -----------------------------------------                           -------------
HARBANSE S. DOMAN ...................  Chairman of the Board of the Company; formerly President and           1955-99, 2000
Director, Chairman                     Chief Executive Officer of the Company (1)
Duncan, B.C.

JASPAUL H. DOMAN (2).................  President and Chief Executive Officer of the Company; formerly              1988
Director, President and                Manager, North American Lumber Sales of the Company (3)
Chief Executive Officer
Cowichan Valley
Regional District, B.C.

WILLIAM E. AZIZ(4)(6)(7)............   Managing Partner, Blue Tree Advisors                                        2003
Director
Oakville, ON

JACOB BROUWER(4)(5)(6)(7)...........   Chairman of Brouwer Claims Canada & Co. Ltd.                                1985
Director
West Vancouver, B.C.

IAN DANVERS(4)(6)(7)(8)..............  President, Camelback Travel Centre                                    1964-1983, 2002
Director
Maricopa County, Phoenix, Arizona,
U.S.A.

ROGER STANYER (2)(5)(7)..............  Consultant; formerly Chairman and Chief Executive Officer of                2001
Director                               Forest Renewal B.C.
North Cowichan, B.C.

PHILIP G. HOSIER ....................  Vice-President, Finance of the Company; Chief Financial Officer             1999
Vice-President, Finance                of WFPL
Vancouver, B.C.

RAMESH V. MANIAR ....................  Treasurer of the Company                                                    1999
Treasurer
Vancouver, B.C.

MORRIS MANDZIUK .....................  Assistant Treasurer of the Company                                          2003
Assistant Treasurer
Chemainus, B.C.

STEPHEN WARD ........................  Controller and Director of Internal Audit of the Company;                   2003
Controller and Director of             formerly Project Manager, Internal Audit Branch Office of the
Internal Audit                         Comptroller General
Victoria, B.C.

--------------------

(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board of the Company in February, 2001. He is subject to an enforcement order dated October 14, 1999 issued by the British Columbia Securities Commission ("BCSC") which, among other things, provides that certain exemptions under securities legislation are not available to him until October 25, 2009, prohibits him from acting as a director or officer of a reporting issuer other than the Company until October 25, 2009, and requires him to pay the BCSC certain fees and charges incurred by the BCSC relating to the hearing.
(2)  Member of the Industrial Relations Committee.
(3) J.H. Doman is the son of H.S. Doman. J. H. Doman was appointed President and Chief Executive Officer in February, 2001. Pursuant to a letter of resignation dated September 28, 2000, and a memo dated December 5, 2000, both addressed to the President and CEO and the Company's attorney, J.H. Doman advises he resigned as director until February 2001.
(4)  Member of the Audit Committee.
(5)  Member of the Environmental, Risk and Public Policy Committee.
(6)  Member of the Governance and Compensation Committee.
(7) Member of the Special Committee of the Board constituted in connection with the restructuring of the Company.

(8) I. Danvers is the owner of a small travel agency, Camelback Travel Centre, which was subject to Chapter 11 proceedings in the U.S. in 2003 due to a lawsuit. The lawsuit settled and the travel agency came out of Chapter 11 proceedings in December 2003.

B.   COMPENSATION

     The aggregate amount of compensation (in the case of certain directors and officers, includes pension benefits as set out below) paid during the financial year ended December 31, 2003 to all directors, officers and Named Executives of the Company (and its subsidiaries) as a group for services in all capacities was approximately $2.77 million.

     The Company is required, under applicable securities legislation in Canada, to disclose to its securityholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

SUMMARY COMPENSATION TABLE

     The following table provides a summary of compensation paid during each of the last three financial years to the CEO of the Company who served in such capacity during the most recently completed financial year and the four most highly compensated executive officers (or person that served in a similar capacity), other than the CEO, who served in such capacity at the end of the most recently completed financial year. The CEO and the other individuals listed in the table below are referred to herein collectively as the "Named Executives". Specific aspects of this compensation are dealt with in detail in the tables to follow.

                                              ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                        ----------------------------------   -------------------------------------
                                                                                    AWARDS                PAYOUTS
                                                                             -----------------------    ----------
                                                                             SECURITIES   RESTRICTED
                                                                               UNDER        SHARES
                                                                OTHER         OPTIONS/        OR                         ALL
                                                                ANNUAL         SARS         SHARE         LTIP          OTHER
NAME AND PRINCIPAL                      SALARY     BONUS     COMPENSATION(1)   GRANTED       UNITS       PAYOUTS    COMPENSATION(2)
POSITION                     YEAR        ($)        ($)          ($)            (#)           ($)           ($)           ($)
-------------------------- --------- ------------ ---------- -------------- ------------ ------------- ----------- -------------
J.H. DOMAN(3)                2003      385,000         --          --            --           --           --        80,609(4)
President and Chief          2002      225,000    125,000          --            --           --           --         3,790
Executive Officer of the     2001      214,370         --          --            --           --           --         3,264
Company

D. DYCK                      2003      154,802     23,000          --            --           --           --         2,812
General Manager,             2002      136,538     35,000          --            --           --           --         1,987
Sawmills of the Company      2001      107,510     20,000          --            --           --           --         1,688

P.G. HOSIER                  2003      175,300         --          --            --           --           --         4,105
Vice-President, Finance      2002      175,300     35,000          --            --           --           --         4,669
of the Company; Chief        2001      168,300     25,000          --            --           --           --         3,452
Financial Officer of
Western Forest Products
Limited

D. INGRAM(5)                 2003      165,182         --          --            --           --           --         4,923
General Manager, Western     2002      156,746     10,000          --            --           --           --         4,583
Pulp Inc.                    2001      148,337         --          --            --           --           --         3,980

B. ZIMMERMANN                2003      178,560     16,000          --            --           --           --         4,828
General Manager, Western     2002      178,560     20,000          --            --           --           --         4,598
Forest Products Limited      2001      161,060     20,000          --            --           --           --         3,957

------------------

(1) Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.
(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.
(3)  J.H. Doman was appointed as President and CEO in February, 2001.
(4)  Includes accumulated vacation pay of $76,500
(5) D. Ingram was appointed General Manager of Western Pulp Inc. on October 1, 2003

See also "Item 6. Directors, Senior Management and Employees - C. Board Practices".

RETIREMENT PLANS

     The following tables set forth annual benefits that become payable under pension plans established by Western Forest Products Limited, a subsidiary of the Company.

     J.H. Doman, D. Dyck, D. Ingram, P.G. Hosier and B. Zimmermann are members of the Western Forest Products Limited salaried employees pension plan (the "WFP Plan"). D. Dyck transferred from the Doman salaried employees pension plan (the "DIL Plan") in 2003. J.H. Doman and P.G. Hosier are also members of the Western Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). None of the Named Executives are members of the DIL Plan. D. Ingram is entitled to a separate supplemental pension. See "Employment Contracts" below.

                             TABLE I - THE WFP PLAN

     PENSIONABLE
      EARNINGS                                                           YEARS OF SERVICE
         ($)            ----------------------------------------------------------------------------------------------------------
                              15                20                25                30                35                40
---------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
       100,000              24,909            33,212            41,515            49,818            58,121            66,424
       125,000              25,833            34,444            43,056            51,667            60,278            68,889
       150,000              25,833            34,444            43,056            51,667            60,278            68,889
       175,000              25,833            34,444            43,056            51,667            60,278            68,889
       200,000              25,833            34,444            43,056            51,667            60,278            68,889
       225,000              25,833            34,444            43,056            51,667            60,278            68,889
       250,000              25,833            34,444            43,056            51,667            60,278            68,889
       275,000              25,833            34,444            43,056            51,667            60,278            68,889
       300,000              25,833            34,444            43,056            51,667            60,278            68,889
       325,000              25,833            34,444            43,056            51,667            60,278            68,889
       350,000              25,833            34,444            43,056            51,667            60,278            68,889
       375,000              25,833            34,444            43,056            51,667            60,278            68,889
       400,000              25,833            34,444            43,056            51,667            60,278            68,889

     Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. If a member retires before age 60, his pension will be reduced. If a member retires before age 65, he will receive a bridging benefit which ranges from $3,052 to $9,576 for the range of salaries and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the ITA (the "ITA Limit"), currently set at the ITA Limit.

     The WFP Supplementary Plan provides a pension supplement to eligible members of the WFP Plan in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply. The WFP Supplementary Plan is funded from the Company's general operations.

     As at December 31, 2003, J.H. Doman had completed and been credited with approximately 22 years of pensionable service, D. Dyck had completed and been credited with approximately 13.3 years of pensionable service, P.G. Hosier had completed and been credited with approximately 24.3 years of pensionable service, D. Ingram had completed and been credited with approximately 12.6 years, and B. Zimmermann had completed and been credited with approximately 9.8 years of pensionable service.

                             TABLE II - THE WFP PLAN

                   (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

     PENSIONABLE
      EARNINGS                                            YEARS OF SERVICE
        ($)           ------------------------------------------------------------------------------------------------
                            15              20              25               30              35              40
--------------------- --------------- --------------- ---------------- --------------- --------------- ---------------
      100,000             24,909          33,212          41,515           49,818          58,121          66,424
      125,000             32,034          42,712          53,390           64,068          74,746          85,424
      150,000             39,159          52,212          65,265           78,318          91,371         104,424
      175,000             46,284          61,712          77,140           92,568         107,996         123,424
      200,000             53,409          71,212          89,015          106,818         124,621         142,424
      225,000             60,534          80,712         100,890          121,068         141,246         161,424
      250,000             67,659          90,212         112,765          135,318         157,871         180,424
      275,000             74,784          99,712         124,640          149,568         174,496         199,424
      300,000             81,909         109,212         136,515          163,818         191,121         218,424
      325,000             89,034         118,712         148,390          178,068         207,746         237,424
      350,000             96,159         128,212         160,265          192,318         224,371         256,424
      375,000            103,284         137,712         172,140          206,568         240,996         275,424
      400,000            110,409         147,212         184,015          220,818         257,621         294,424

EMPLOYMENT CONTRACTS

     In October, 2003, the Company entered into a written employment agreement with J.H. Doman, the President and CEO, dated as of October 23, 2002 for an indefinite term. The agreement provides for an annual base salary of $225,000 which annual base salary is reviewed annually provided that such amount shall not be less than the annual base salary of the immediately preceding year. Commencing January 1, 2003, the annual base salary is to be adjusted upwards to forest industry standards as reported by Mercer Human Resources Consulting ("Mercer"). The CEO is entitled to receive an annual discretionary bonus which bonus is to be satisfactory to both the Company and the CEO and if not mutually satisfactory, then the amount is to be based on forest industry standards and decided by Mercer or some other party chosen by them. The CEO is also entitled to participate in the Company's salaried employee benefit program, the Company's pension plan and supplemental pension plan and the Company's incentive stock or other equity option plan, use of a Company vehicle and six weeks vacation. The agreement contains confidentiality provisions and, subject to applicable laws grants certain rights of indemnification to the CEO provided he has acted in good faith and in a manner not opposed to the best interests of the Company and with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The agreement further provides in the event of termination of employment other than for cause, the CEO is entitled to severance payments equal to twice the annual base salary, accrued vacation, expense reimbursement, good faith and reasonable estimate of any bonus due, options rights, and vehicle entitlement for 24 months following termination. In the event termination is by the CEO, the CEO has agreed that he would not be entitled to severance pay consisting of salary, bonus and use of vehicle except as may be subsequently negotiated with the Company. The CEO has agreed not to terminate his employment during the proceedings under the CCAA.

     The Company entered into a retention agreement with P.G. Hosier, Vice President, Finance ("CFO"), dated as of March 1, 2004, where in return for agreeing to remain in his position as CFO of the Company until the earlier of the implementation date of a plan of compromise and arrangement under the CCAA and June 30, 2004, the CFO will be entitled to the payment of $65,000 with $35,000 payable on execution and the remainder paid in three equal instalments commencing March 1, 2004.

     D. Ingram entered into an agreement with the Company dated April 29, 1991 providing for a supplemental pension in addition to a regular pension from the WFP Plan. Mr. Ingram is entitled to a supplementary pension from the Company based on his pensionable service with the Company, his final average earnings at MacMillan Bloedel (his former employer before joining the Company) and the WFP Plan's pension formula. This supplementary pension to Mr. Ingram is payable from the Company's general operations.

     Other than as noted above or elsewhere herein, the Company has no written employment agreements between the Company or any of its subsidiaries and a Named Executive.

OPTION TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has in place an incentive stock option plan which was established in 1993. The incentive stock option plan was designed to encourage employees and executive officers to focus on the long-term interests of the Company and its shareholders. The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with provisions of the incentive stock option plan.

     In view of the CCAA proceedings, the Company did not issue any options under its incentive stock option plan during the financial year ended December 31, 2003. All outstanding unexercised options expired on March 31, 2003. There were no options exercised during the financial year ended December 31, 2003 by the Named Executives.

     As at the date hereof, the Company has no stock options outstanding under its incentive stock option plan.

COMPENSATION OF DIRECTORS

     Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2003, the annual retainer fee paid to such directors was $20,000. The chairman of any committee of the Board receives an additional fee of $3,000 per annum and directors receive a fee of $1,000 per day for director and committee meetings attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

     The directors and former directors (other than inside directors) were paid the following amounts as directors' fees for the year ended December 31, 2003:

W. Aziz(1)                            $19,000
J. Brouwer                             52,000
H.S. Doman                             30,250
I. Danvers                             46,000
J.R. Frumento (2)                      49,000
C.A. Johnson(3)                        21,000
R. Stanyer                             39,000
S.D.B. Smith(4)                        52,000

(1)   Mr. Aziz was appointed director on September 8, 2003
(2)   Mr. Frumento ceased to be a director on March 31, 2004
(3)   Mr. Johnson ceased to be a director on June 27, 2003.
(4)   Mr. Smith ceased to be a director on March 19, 2004

     For the year ended December 31, 2003, H.S. Doman also received an annual retainer of $65,000 for acting as Chairman of the Board, medical benefits in the amount of $1,152 for 2003 and in the amount of $63,225 for 2002 and pension benefits in the amount of $375,841 of which $271,655 were from the WFP Supplementary Plan. The Company and H.S. Doman and his spouse are the owners of a split dollar life insurance policy on the life of H.S. Doman and his spouse which provides the payment of $12,000,000 in death benefits to H.S. Doman and his spouse's beneficiaries with the remainder to the Company. Annual premiums are paid through a joint contribution program by H.S. Doman and his spouse of $51,979 and the Company of $423,823.

     An agreement existed between a subsidiary of the Company and C.A. Johnson for consulting services provided by Mr. Johnson relating to the Company's pulp operations until November, 2003. Under the agreement, Mr. Johnson was paid consulting fees in the amount of $44,705 in 2003. R. Stanyer was paid $49,700 in consulting fees in 2003. In 2003, J.R. Frumento received pension benefits in the amount of $22,500, which was paid by the Company from general operations.

     Directors of the Company are also eligible to participate in the Company's incentive stock option plan. No options under the incentive stock option plan are held by directors of the Company in their capacities as directors.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

     There was no indemnification payable this financial year to directors or officers of the Company.

     The Company maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $100,000 deductible loss payable by the Company. The premium, in the amount of $207,650 was paid by the Company for the period from July 23, 2003 to June 11, 2004. As reported last year, the premium, in the amount of $216,225 was paid by the Company for the period from June 15, 2002 to July 22, 2003.

C.   BOARD PRACTICES

     The following outlines the board practices followed by the Company. The Board is responsible for the supervision of the management of the Company's business and affairs. Responsibilities not specifically delegated to senior management or committees of the Board remain those of the Board as a whole, including responsibility for: (1) the appointment of the chief executive officer and senior management of the Company; (2) the development and monitoring of long-term strategic planning, including business risk identification and management and succession planning; (3) the review and monitoring of financial performance; (4) the review and monitoring of the Company's communication policy and internal control and management systems; (5) the establishment and supervision of committees relating to key areas of the Company's business and affairs; and (6) the establishment and monitoring of short-term operational plans.

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

     The CFO is responsible for overseeing the Company's shareholder and senior note holder relations program. The Company attempts to respond to individual shareholder and note holder concerns as they arise and makes senior management available to analysts and fund managers who represent shareholders or note holders or who are involved in the dissemination of information to shareholders or note holders.

     The Board has adopted corporate governance guidelines which, among other things, describe the duties and responsibilities of the Chairman of the Board, the Chief Executive Officer and Board members. As the majority of the current Board members have been on the Board or otherwise involved with the business of the Company for significant periods of time, the Board has not needed a formal process for the orientation of new Board members. In view of the CCAA proceedings, the Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board has in place a policy whereby individual directors may, subject to approval by the Governance and Compensation Committee, engage outside advisers at the Company's expense.

     The Board also has access to and reviews committee recommendations in fulfilling its mandate. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

BOARD COMMITTEES

     The Board has established four committees of directors, being the Governance and Compensation Committee, the Audit Committee, the Environmental, Risk and Public Policy Committee (the "Environmental Committee") and the Industrial Relations Committee. In addition, in connection with the restructuring of the Company, the board appointed a Special Committee of the Board currently composed of R. Stanyer, W.E. Aziz, J. Brouwer and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including potential debt restructuring. R. Stanyer is currently the Chair of the Special Committee.

Governance and Compensation Committee

     The Governance and Compensation Committee is currently composed of W.E. Aziz, J. Brouwer and I. Danvers. W.E. Aziz is currently the Chair of the Committee. The Committee is responsible for proposing prospective Board nominees, developing the Company's corporate governance policies and assessing the effectiveness of the Board, committees of the Board and individual directors, and reporting to the Board with respect to these matters. It is also responsible for the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company, reporting to the Board in connection with compensation (both executive officers and directors) and reporting on executive compensation as provided herein. See below "Composition of Governance and Compensation Committee".

     The Governance and Compensation Committee has determined that three of the Company's six directors are "unrelated directors". Such directors have no interest, business or other relationship with the Company, or its significant shareholder, which could reasonably be perceived to materially interfere with their ability to act solely in the best interests of the Company. H.S.

Doman, is a major shareholder of the Company and as such a related director. J.H. Doman is the President of the Company and as such a related director. W.E. Aziz is a nominee of the Preferred Shareholders. Each of the Company's committees is comprised of both related and unrelated directors. The Company believes that the composition of the Board fairly represents the interests of shareholders other than its significant shareholder.

     As noted above, the Board has appointed a Special Committee in connection with the restructuring of the Company. With the exception of dealing with compensation as discussed below under "Report on Executive Compensation", matters that would under normal circumstances be addressed by the Governance and Compensation Committee have been and are expected to continue to be dealt with by the Special Committee.

         Composition of the Governance and Compensation Committee

     During the year ended December 31, 2003, the following individuals served as members of the Governance and Compensation Committee of the Company: W.E. Aziz, J. Brouwer, I. Danvers, S.D.B. Smith and J.R. Frumento, who were all directors of the Company during the time they served. As of the date hereof, S.D.B. Smith and J.R. Frumento are no longer members of this Committee. None of the members of the Committee are officers or employees or were former officers or employees of the Company or any of its subsidiaries except for J.R. Frumento. J.R. Frumento was formerly the President of the Company from October 1999 until January 2000.

         Report On Executive Compensation.

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

     Executive Compensation Policies. The Committee's policy is that executive officers of the Company, including the CEO and other Named Executives, should under normal circumstances be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

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

     Also under normal circumstances, the Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Company's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. Except in respect of bonuses and the right of the CEO to request that the amount of the bonus be decided by Mercer or some other party chosen by the Company and the CEO, the CEO does not participate in discussions or review relating to his own compensation.

     During the most recently completed financial year, the Company operated under severe financial constraints. The Company continues to be subject to proceedings under the CCAA and as was the case last year, the Committee has departed from its normal practice and determined to maintain, as far as practicable, existing compensation levels. In any event, pursuant to a Court Order increases in compensation require the approval of KPMG Inc., the Monitor appointed under the CCAA, and the Unsecured Noteholders Committee.

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

     In view of the CCAA proceedings and in recognition of the hard work performed by the executive team, the Committee determined that all bonuses awarded should not exceed two-thirds of the bonus levels last year. The bonuses for the Named

Executives are set out under the Summary Compensation Table above. In addition, to address retention concerns and to bring the salary into line with industry standards, a salary adjustment increase was approved for certain senior management, including D. Dyck for 2004. The salary increase and bonuses have been approved by the Monitor and the Unsecured Noteholders Committee.

     The Company also has in place an incentive stock option plan. The incentive stock option plan was designed to encourage employees and executive officers to focus on the long-term interests of the Company and its shareholders. The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan. The Company did not issue any options under the incentive stock option plan during 2003.

     In recent years, the Company's share price performance has resulted in the Company's issued stock options being exercisable at prices in excess of the market price of the Company's shares. The Company has not sought to reprice existing stock options or issue new stock options at current market prices.

     CEO Compensation. The Committee's policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Company, publicly held. In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies. The CEO's salary increase for the current year (an increase from $260,000 to $385,000 per year) retroactive to January 1, 2003 was granted to bring his salary in line with competitive salaries for similar positions and in recognition of his contribution to the achievement of the Company's goals. With this increase his total compensation package is below the median of comparable forest product companies. Given the increase in salary and that a bonus would not likely be approved by the Monitor and the Unsecured Noteholders Committee, the Committee determined that no bonus would be payable to the CEO. The salary increase has been approved by the Monitor and the Unsecured Noteholders Committee.

Audit Committee

     The Audit Committee is currently composed of W.E. Aziz, J. Brouwer and I. Danvers. I. Danvers is the Chair of the Audit Committee. In addition to its statutory duties, the Audit Committee is responsible for reviewing and reporting to the Board with its recommendations in connection with all external financial reporting. The Audit Committee also reports to the Board, from time to time, with respect to internal audit and accounting procedures. The Audit Committee meets with the external auditors separately from management to review specific issues as appropriate and also receives written reports from the external auditors. The Audit Committee is comprised only of non-management directors.

Environmental, Risk and Public Policy Committee

     The Environmental Committee is currently composed of J. Brouwer and R. Stanyer. J. Brouwer is the Chair of the Environmental Committee. The Environmental Committee liaises with management and reports to the Board in connection with the Company's environmental management system and environmental issues that may arise from time to time. It also performs risk analyses and assessments relating to the Company's business practices and public policy and reports to the Board with respect to these matters.

Industrial Relations Committee

     The Industrial Relations Committee is currently composed of J.H. Doman and
R. Stanyer. R. Stanyer is the Chair of the Industrial Relations Committee. The Industrial Relations Committee liaises with management and provides advice to the CEO in respect of union contract negotiations.

D.   EMPLOYEES

     The following table sets out the average number of employees employed by the Company for each of the last years ended December 31, 2003, 2002 and 2001, and the average number of employees employed in the pulp segment and in the solid wood segment for the same period.


     AVERAGE NO. OF EMPLOYEES                    2003         2002          2001
     Total ..........................           2,250        2,400         2,700
     Pulp Segment ...................             670          750           800
     Solid Wood......................           1,580        1,650         1,900

     See also "Item 4. Information on the Company - B. Business Overview - Human Resources".

E.   SHARE OWNERSHIP

     The following table sets forth information, as of May 21, 2004, concerning the beneficial ownership of the Company's Class A Common Shares and Non-Voting Shares by each of the directors, the Named Executives and senior officers.

                                                                                                              PERCENTAGE OF
                                                                               NUMBER OF                     ISSUED CLASS OF
NAME OF BENEFICIAL OWNER                                                         SHARES                          SHARES(1)
                                                                               ---------                     ---------------

H.S. DOMAN(2)..................................................3,416,248 Class A Common Shares and               71.5%
                                                               5,316,089 Non-Voting Shares                       14.1%
J.H. DOMAN ....................................................230,116 Non-Voting Shares                          0.6%
W.E. AZIZ......................................................no shares held                                      --
J. BROUWER ....................................................550 Class A Common  Shares and                     0.0%
                                                               1,000 Non-Voting Shares                            0.0%
I. DANVERS ....................................................1,000 Class A Common Shares and                    0.0%
                                                               24,000 Non-Voting Shares                           0.0%
R. STANYER(3)..................................................10,000 Non-Voting Shares                           0.0%
D. DYCK .......................................................no shares held                                      --
P. G. HOSIER ..................................................10,000 Non-Voting Shares                           0.0%
D. INGRAM......................................................no shares held                                      --
R. V. MANIAR(4)................................................no shares held                                      --
M. MANDZIUK....................................................no shares held                                      --
S. WARD........................................................no shares held                                      --
B. ZIMMERMANN .................................................16,300 Non-Voting Shares                           0.0%

------------------

(1)  Rounded up to the nearest first decimal place.
(2) See also "Item 7. Major Shareholders and Related Transactions - Major Shareholders".
(3)  The spouse of R. Stanyer owns an additional 1,900 Non-Voting Shares.
(4)  The spouse of R.V. Maniar holds 2,500 Non-Voting Shares.

     As at May 21, 2004, 3,150 Class A Common Shares or less than 1% of the Class A Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors, Named Executives and officers set out above of the Company as a group, excluding H.S. Doman. H.S. Doman, beneficially owned, directly or indirectly, 3,416,248 Class A Common Shares or approximately 71.5% of the Class A Common Shares outstanding as at May 21, 2004.

     See Item 6. Directors, Senior Management and Employees - C. Board Practices
- Board Committees - Governance and Compensation Committee - Executive Compensation Policies.

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

                                                                             NO. OF CLASS A
                                                                          COMMON SHARES OR CLASS A          PERCENTAGE OF ISSUED
TITLE OF CLASS                     IDENTITY OF PERSON OR GROUP       PREFERRED SHARES, SERIES 4 OWNED            VOTING SHARES
--------------                     ---------------------------       --------------------------------       ---------------------
Class A Common Shares              H.S. Doman                                   3,416,248(1)                        56.4%
Class A Preferred Shares, Series   TD Asset Management Inc.                     1,281,526(2)                        21.2%
4

------------------
(1) Comprised of 2,275,212 Class A Common Shares owned by Cedar Chines Holdings Limited ("Cedar"), 1,108,316 Class A Common Shares owned by Darcia Holdings Limited ("Darcia") and 32,720 Class A Common Shares owned by H.S. Doman. This represents approximately 71.5% of the outstanding Class A Common Shares. In addition, H.S. Doman owns an aggregate of 5,316,089 Non-Voting Shares, of which 1,222,029 Non-Voting Shares are owned by Darcia, 3,633,760 Non-Voting Shares are owned by Cedar, 318,500 Non-Voting Shares are owned by 1259 Holdings Ltd. ("1259") and 141,800 are owned by H.S. Doman. H.S. Doman is the holder of all of the issued and outstanding shares of Darcia, Cedar and 1259. 173,500 Non-Voting Shares are held by an associate of H.S. Doman.
(2) TD Asset Management Inc. manages the 688,820 Class A Preferred Shares, Series 4, on behalf of Investor Company c/o TD Waterhouse and 592,706 Class A Preferred Shares, Series 4, on behalf of Tordom Company No. 78, representing 53.75% and 46.25% of the outstanding Class A Preferred Shares, Series 4, respectively.

     The Class A Preferred Shares, Series 4, are entitled to vote at a meeting if the Company fails to pay dividends on the shares for 24 consecutive months. Thereafter and until no dividends are in arrears, holders of Class A Preferred Shares, Series 4, are entitled to vote at the meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors, subject to the conditions set out in the Company's Articles. The Company has deferred the payment of quarterly cumulative dividends on Class A Preferred Shares, Series 4 from December 1, 1998. W.E. Aziz, a director of the Company, is the nominee of the Preferred Shareholders.

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

     As of the date hereof, approximately 1.1% of Class A Common Shares were held by 13 registered shareholders resident in the U.S., approximately 5% of the Non-Voting Shares were held by 26 registered shareholders resident in the U.S., and none of the Class A Preferred Shares, Series 4 were held by shareholders resident in the U.S.

     See "Item 4. Information the Company - A. History and Development of the Company - Plan of Compromise and Arrangement."

B.   RELATED PARTY TRANSACTIONS

     Other than consulting fees in the amount of $49,700 paid to one director there were no transactions with related parties for the year ended December 31, 2003.

     As at April 30, 2004, the aggregate indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) of all present and former Named Executives, officers and directors of the Company or any of its subsidiaries amounted to $18,933. The following table sets forth the indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) incurred by present and former Named Executive, officers and directors of the Company and its subsidiaries during the financial year ended December 31, 2003.

                                         INVOLVEMENT OF      LARGEST AMOUNT OUTSTANDING
                                          THE COMPANY           DURING FINANCIAL YEAR      AMOUNT OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION              OR SUBSIDIARY       ENDED DECEMBER 31, 2003 ($)      April 30, 2004 ($)
---------------------------              -------------       ----------------------------  ------------------------
B.S. Fallows
Vice-President, Marketing and
Sales, Western Pulp Inc.                     Lender                  18,933 (1)                   18,933 (1)

------------------

(1) Interest free housing loan repayable in annual instalments of $9,466.66 matured on August 1, 2002. As of the date hereof, the loan has not yet been repaid. The loan is unsecured but may, at the option of the lender, become secured against the borrower's residence.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

     ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 17. Financial Statements" for financial statements filed as part of this annual report.

LEGAL PROCEEDINGS

     See "Item 4. Information on the Company - A. History and Development of the Company - Recent Developments and Restructuring Efforts - and - CCAA Proceedings" for a discussion of the background and status of the CCAA proceedings.

     The Company is also subject to routine litigation incidental to its business but does not anticipate that the outcome of such litigation will have a material adverse effect on its business or financial condition.

     In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from a change in the calculation of royalty fees for TLs which was implemented in 1995. At the end of 2003, the Provincial Government effectively thwarted this court action through the enactment of the Timber Licenses Settlement Act (British Columbia), the effect of which extinguishes timber license royalties or rights. The Company intends to challenge the constitutionality of this statute. As at December 31, 2003, the Company estimates it has paid additional fees of $80 million on its TLs as result of this policy change.

     In May, 2001, the Company filed two lawsuits against the Provincial Government. In the first lawsuit, the Company alleges that it entered into a binding agreement with the Government to sell interests in two timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreements. As of the date hereof, no trial date has been set. In the second lawsuit the Company alleges that it has been harmed by the administration of the stumpage system which has forced the Company to pay higher rates of stumpage than other companies for timber of similar value. The parties have exchanged pleadings and certain evidence gathering matters have commenced. As of the date hereof no trial date has been set.

     In April, 2002, the Company commenced a law suit against the Provincial Government in respect of the assistance package provided to Skeena Cellulose pulp mill by the Province. The Crown has provided responses to interrogations and the Company has answered demands for particulars. As of the date hereof, no trial date has been set.

     In April, 2003, the Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice pulp mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice pulp mill. Documents have been exchanged between the parties. The Province's application to dismiss the claim failed. As of the date hereof, a trial date has been set for September, 2005.

     See also "Item 4. Information on the Company - B. Business Overview - and -
D. Property, Plants and Equipment".

EXPORT SALES

     See "Item 4. Information on the Company - B. Business Overview - Sales, Marketing and Distribution".

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

     The following table shows the dividends paid per share by the Company in each of the last five years:

                                                                                   YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------------------------
                                                                    2003         2002        2001         2000         1999
                                                                  --------     -------     --------     --------     --------
Class A Preferred Shares, Series 4 ......................            --          --           --           --           --
Class A Common Shares ...................................            --          --           --           --           --
Non-Voting Shares........................................            --          --           --           --           --

     The Company's Class A Preferred Shares, Series 4 are entitled to dividends in priority to the payment of dividends on the other classes of shares. As of May 21, 2004, 1,281,526 Class A Preferred Shares, Series 4 were outstanding and entitled to cumulative variable dividends. The dividend rate on the Class A Preferred Shares, Series 4 is 6% or $3.8 million per annum until January 31, 2004. Thereafter, the dividend rate will be the greater of: (i) 6%; and (ii) one-half of bank prime rate plus 1%. The Company has deferred dividend payments on the Class A Preferred Shares, Series 4 since December, 1998.

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

B.   SIGNIFICANT CHANGES

     As noted above, the Company sold the Port Alice pulp mill on May 11, 2004. See "Item 4. Information on the Company - A. History and Development of the Company - Recent Developments and Restructuring Efforts - CCAA Proceedings".

     As noted above, on November 7, 2002, the Company was granted a stay of proceedings under the CCAA. See "Item 4. Information on the Company - A. History and Development of the Company - Recent Developments and Restructuring Efforts - and - CCAA Proceedings". Also as noted above, on April 30, 2004, the Company filed the Plan with the Court. See "Item 4. Information on the Company - A. History and Development of the Company - Plan of Compromise and Arrangement". A meeting of the Affected Creditors of the Company has been scheduled for June 7, 2004 to vote on the Plan. If approved by the Affected Creditors, a hearing to sanction the Plan will be held on June 11, 2004. Provided the Plan is approved by the Affected Creditors and the Court and the other conditions of the Plan are satisfied, the Plan is expected to be implemented in July, 2004.

     In March, 2002, the Company replaced the revolving credit facility established in 2001 with a new secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory.

     Except as stated above or as otherwise disclosed herein, there are no other significant changes.

     ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAIL

     Not applicable except 9.A.4.

     The following table sets forth the annual, quarterly and monthly high and low sales prices of the Class A Common Shares and the Non-Voting Shares on the Toronto Stock Exchange ("TSX") for the periods indicated:

                                                                            CLASS A COMMON SHARES           NON-VOTING SHARES
                                                                            HIGH            LOW            HIGH           LOW
ANNUAL HIGHS AND LOWS
1999..................................................................      4.35            1.90           2.77           1.55
2000..................................................................      3.00            0.80           2.33           0.52
2001..................................................................      1.30            0.30           0.92           0.25
2002 .................................................................      0.85            0.18           0.66           0.17
2003 .................................................................      0.80            0.25           0.20           0.11

QUARTERLY HIGHS AND LOWS
2002
First Quarter.........................................................      0.85            0.30           0.66           0.26
Second Quarter........................................................      0.60            0.20           0.36           0.17
Third Quarter ........................................................      0.58            0.18           0.47           0.18
Fourth Quarter .......................................................      0.70            0.25           0.42           0.17
2003
First Quarter.........................................................      0.74            0.31           0.35           0.20
Second Quarter........................................................      0.45            0.25           0.26           0.15
Third Quarter.........................................................      0.45            0.25           0.25           0.10
Fourth Quarter........................................................      0.80            0.25           0.20           0.11
2004
First Quarter.........................................................      0.50            0.15           0.25           0.06

MONTHLY HIGHS AND LOWS
2003
November..............................................................      0.25            0.25           0.20           0.12
December..............................................................      0.80            0.25           0.20           0.11
2004
January...............................................................      0.40            0.30           0.20           0.08
February..............................................................      0.50            0.15           0.25           0.06
March.................................................................      0.49            0.25           0.16           0.09
April.................................................................      0.40            0.14           0.11           0.06
May 1 - 21............................................................      0.25            0.14           0.09           0.07

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

F.   EXPENSES OF ISSUE

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

     Holders of the Series 3 Shares are entitled to variable dividends calculated as specified in the Company's Articles. The Series 3 Shares are redeemable at the Company's option at a price which is the greater of $50 and the market value per Series 3 Shares of the Non-Voting Shares which would have been issued if the Series 3 Shares were converted. The Series 3 Preferred Shares are also convertible into such number of Non-Voting Shares as is specified in the Company's Articles at any time.

     Holders of the Class A Preferred Shares, Series 4, are entitled to variable dividends calculated as specified in the Company's Articles. The Class A Preferred Shares, Series 4 Shares are redeemable at the Company's option at a price of $50 per share.

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

     Subject to the provisions of the CBCA, the provisions in the Company's Articles attaching to the Class A Common Shares, Non-Voting Shares and Class B Preferred Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the Class A Common Shares, two-thirds of the Non-Voting Shares and two-thirds of the Class B Preferred Shares, respectively. Amending, repealing, suspending or changing the provisions in the Company's Articles attaching to its class A preferred shares requires the affirmative vote of at least two-thirds of the holders of the Company's class A preferred shares.

     At each annual general meeting, the entire board of directors retires and directors are elected for the next term. Each director serves until the close of the next annual general meeting or until his successor is elected or appointed unless his office is earlier vacated in accordance with the Company's Articles or with the provisions of the CBCA.

     An annual general meeting of shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting, but not later than six months after the end of the preceding financial year (unless permitted by Court order), and at such place as the Company's board of directors may determine. The holders of not less than 5% of our issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition. The Company's directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders is one or more individuals present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 10% of the Company's outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of the Company and others who are entitled or required under the CBCA or the Articles or Bylaws to be present at a meeting of shareholders.

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

C.   MATERIAL CONTRACTS

     The Company has entered into the following contracts during the preceding two years:

     -    Employment Agreement with J.H. Doman dated as of October 23, 2002;

     -    Retention Agreement with P.G. Hosier dated as of March 1, 2003; and

     - Port Alice Purchase and Sale Agreement between Western Pulp Limited Partnership and PASC dated as of May 9, 2004.

     Other than as disclosed herein, the Company has not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

     See "Item 6. Directors, Senior Management and Employees - B. Compensation - Employee Contracts" for a summary of J.H. Doman's employment agreement and P.G. Hosier's retention agreement. See "Item 4. Information the Company - D. Property, Plants and Equipment - Pulp Mills" for a summary of the Port Alice Agreement.

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

     The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels, such thresholds being favourably varied for WTO investors (including the U.S.) or where the activity of the business is related to certain sensitive areas such as uranium production, financial services, transportation or culture. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

E.   TAXATION

     The following is a summary of the principal Canadian federal income tax consequences to a holder of securities of the Company who is not resident in Canada nor deemed to be a resident of Canada under the ITA.

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

     This summary is based on the current provisions of the ITA and the regulations thereunder, the Company's understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     This summary assumes that throughout the period that securities of the Company are outstanding: (i) the Company will deal with the holders at arm's length within the meaning of the ITA; (ii) the securities are capital property to the holders; (iii) the holders do not use or hold and are not deemed or considered to use or hold the securities in carrying on business in Canada and have not acquired any of them in one or more transactions considered to be an adventure in the nature of trade within the meaning of the ITA; (iv) the holders are not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of the securities of the Company in computing income from carrying on business in Canada; and (v) with respect to the Notes, the Company will not, under any circumstances, be obliged to pay more than 25% of the aggregate principal amount of the Notes within five years from the date of issue, except in the event of a default under the terms of the Notes or of any agreement relating thereto, or if the terms of the Notes or any such agreement become unlawful or are changed by legislative, judicial or certain administrative actions. This summary is not applicable to a holder of securities of the Company that is a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the ITA.

THE NOTES

     No Canadian taxes on income (including taxable capital gains) will generally be payable in respect of the holding, redemption or disposition of the Notes by non-resident holders. No Canadian withholding tax will be payable on interest paid or credited to non-resident holders of the Notes.

THE SHARES

Dividends

     Dividends paid on the Company's shares to a non-resident holder will be subject to withholding tax under the ITA at a rate of 25%, subject to a reduction under the provisions of any relevant tax treaty. For holders who are United States residents, under the Canada/U.S. Tax Treaty this withholding tax rate is reduced to 15%, and to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the Company.

Capital Gains

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of the Company unless, subject to the provisions of a relevant tax treaty, the share represents "taxable Canadian property" to the holder, as defined in the ITA. The Company's shares will be taxable Canadian property to a non-resident holder only if the non-resident holder, together with persons with whom the non-resident holder does not deal at arm's length, collectively owned not less than 25% of the issued shares of any class of the capital stock of the Company at any time during the five year period preceding the disposition of such shares. For a holder who is a United States resident, even if the shares represent taxable Canadian property, under the Canada/U.S. Tax Treaty no Canadian taxes will generally be payable on a capital gain realized on such shares, unless the value of such shares is derived principally from real property situated in Canada.

     For a discussion of the Canadian and U.S. tax consequences to Affected Creditors in respect of the Plan, see the Information Circular and the Form 6-K dated May 28, 2004.

F.   DIVIDENDS AND PAYING AGENT

     Not Applicable.

G.   STATEMENT BY EXPERTS

     Not Applicable.

H.   DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto (including without limitation the Information Circular and the supplemental U.S. tax disclosure related to the Plan of Compromise and Arrangement) and Form 6-Ks, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the Commission at

450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at l-800-SEC-0330.

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

                                                                           DECEMBER 31, 2003
                              ----------------------------------------------------------------------------------------------------
                                                                        EXPECTED MATURITY DATE
                              ----------------------------------------------------------------------------------------------------
                                                                                                                           Fair
                                 2004       2005      2006        2007       2008        Thereafter        Total         Value(1)
                              ---------    ------    -------    --------    -------     ------------    -----------    -----------
LIABILITIES                                                      (CDN.$ EQUIVALENT IN THOUSANDS)
Long-Term Debt:
  Fixed Rate................    710,482       --         --      162,063         --           --           872,543      327,608
    Average Interest Rate...       9.70%      --         --         9.25%        --           --              9.62%

------------------

(1) Fair value determined based on the quoted trading price of the underlying Notes as at December 31, 2003 translated at the foreign exchange rate at December 31, 2003.

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

                                                                        DECEMBER 31, 2003
                              ----------------------------------------------------------------------------------------------------
                                                                     EXPECTED MATURITY DATE
                              ----------------------------------------------------------------------------------------------------
                                                                                                                           Fair
                                2004         2005      2006       2007          2008        Thereafter        Total       Value(1)
                              ----------    -------    ------   ---------    ----------     -----------    -----------   ---------
ON-BALANCE SHEET FINANCIAL                                             (US$ IN THOUSANDS)
INSTRUMENTS
Cdn. $ Functional Currency:
  Liabilities
  Long-Term Debt:
    Fixed Rate..............    548,000         --        --     125,000             --              --        673,000     252,686
       Average Interest Rate       9.70%        --        --        9.25%            --              --           9.62%

------------------
(1) Fair value determined based on the quoted trading price of the underlying Notes as at December 31, 2003.

     For the impact of changes in foreign exchange rates on operations and long-term debt, please see "Item 5. Operating and Financial Review and Prospects
- D. Trend Information - Foreign Currencies".

     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its Notes. The effect of the Initial Order granted under the CCAA was to stay the current obligations of the Company until a Plan could be approved and implemented. The general stay of proceedings against creditors has been continued until June 11, 2004. See "Item 4. Information on the Company - A. History and Development of the Company". The suspended interest payments on the Notes will, on May 31, 2004, amount to approximately US$138.2 million in the aggregate.

     The Class A Preferred Shares, Series 4, have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (i) 6% and (ii) one half of bank prime rate plus 1%. The Company deferred the payment of quarterly cumulative dividends on the Class A Preferred Shares, Series 4, from December 1, 1998, which in the aggregate amounted to $23.4 million, on January 31, 2004.

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None. See, however, "Item 4. Information on the Company - A. History and Development of the Company - Plan of Compromise and Arrangement" for proposed changes.

     ITEM 15. CONTROLS AND PROCEDURES

     The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) of the Company as of the end of the period covered by this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure to a reasonable assurance level that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within the Company and its consolidated subsidiaries, particularly during the period in which this annual report is being prepared.

     During and after such evaluation, there were no significant changes in the Company's internal controls or in other factors that has materially affected these controls or is reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     ITEM 16. RESERVED

     ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     The Company has at least one audit committee financial expert serving on its audit committee. The audit committee financial expert is W.E. Aziz.

     ITEM 16B CODE OF ETHICS

     The Company has not adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer, controller or persons performing similar functions because of its current financial situation and CCAA proceedings. Over the past two and half years, the Company has focussed its attention on exploring potential financial solutions to its financial difficulties and considering possible restructuring alternatives. Pursuant to an agreement with the Restricted Group, the Company has filed the Plan with the Court, which Plan has the support of the Restricted Group. It is expected that if the Plan is approved by the Affected Creditors and the Court and all the conditions of the Plan are satisfied, the business and operations of the Company will be transferred to and continued under a new corporate entity, Lumberco, on the Plan Implementation Date. After the transfer of the business and operations of the Company, it is anticipated that the new directors of Lumberco will consider corporate governance matters, including the code of ethics, for the new corporate entity.

     ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP is the Company's auditors. KMPG LLP was first appointed as the Company's auditors in 1999 and has since then served as the Company's auditors.

     For the years ended December 31, 2002 and 2003, professional services were performed and fees paid to KPMG LLP as follows:

                                          2002                 2003

         Audit Fees                    $300,000             $315,000

         Audit Related Fees(1)         $221,450             $165,050

         Tax Fees(2)                   $378,800             $131,851

         All Other Fees(3)             $ 58,000             $ 40,883

     (1) consisting of professional services with respect to reviews of quarterly financial statements, audits of pension plans, involvement with Canadian and U.S. annual reports and accounting related assistance, primarily the review of the implication to the Company of new accounting standards and research on accounting issues.

     (2) consisting of fees for tax return preparation, compliance work and tax planning.

     (3)  consisting of forensic assignments.

     KPMG Inc., an affiliate of KPMG LLP, was paid $82,965 and $480,743 for its services as Monitor appointed under CCAA proceedings for the years ended December 31, 2002 and 2003, respectively.

     The audit committee pre-approves all services to be rendered by its auditors. In particular, the audit committee pre-approves individually all non-audit services to be rendered by its auditors.

     ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not yet applicable.

     ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

                                    PART III

     ITEM 17. FINANCIAL STATEMENTS

     (a)  Financial Statements:

     1.   Auditors' Report of KPMG LLP.

     2.   Consolidated Balance Sheets at December 31, 2003 and 2002.

     3. Consolidated Statements of Operations and Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2003, 2002 and 2001.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

     5.   Notes to Consolidated Financial Statements.

                      Consolidated Financial Statements of



                      DOMAN  INDUSTRIES  LIMITED



                      Years ended December 31, 2003, 2002 and 2001

(KPMG LOGO)

     KPMG LLP
     CHARTERED ACCOUNTANTS                        Telephone (604) 691-3000
     Box 10426, 777 Dunsmuir Street               Telefax   (604) 691-3031
     Vancouver BC V7Y 1K3                         www.kpmg.ca
     Canada


AUDITORS' REPORT TO THE DIRECTORS


We have audited the consolidated balance sheets of Doman Industries Limited as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.



KPMG LLP (signed)


Chartered Accountants

Vancouver, Canada
February 6, 2004 except as to note 18
which is as of May 11, 2004



COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements, and when there is change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(k)(ii). Our report to the directors dated February 6, 2004, except as to note 18 which is as of May 11, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or to such change in accounting principles in the auditor's report when these are adequately disclosed in the financial statements.



KPMG LLP (signed)


Chartered Accountants

Vancouver, Canada
February 6, 2004, except as to note 18
which is as of May 11, 2004



(FOOTER LOGO)

              KPMG LLP, A CANADIAN LIMITED LIABILITY PARTNERSHIP IS THE CANADIAN MEMBER OF KPMG INTERNATIONAL, A SWISS INCORPORATING COMMISSION.

DOMAN INDUSTRIES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2003 and 2002

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                                  $       21,561       $       22,599
     Accounts receivable                                                           68,317               86,038
     Inventory (note 3)                                                           159,020              199,989
     Prepaid expenses                                                               6,763               10,363
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  255,661              318,989

Investments (note 4)                                                               10,786                9,784

Property, plant and equipment (note 5)                                            460,415              485,091

Other assets (note 6)                                                              22,190               30,062
-----------------------------------------------------------------------------------------------------------------------------

                                                                           $      749,052       $      843,926
-----------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness (note 7)                                            $       30,427       $       21,819
     Accounts payable and accrued liabilities                                     124,818              102,730
     Accounts payable subject to compromise (note 8)                              110,862               45,366
     Current portion of long-term debt subject to compromise (note 9)             503,042                    -
     Current portion of long-term debt (note 9)                                   207,440                    -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  976,589              169,915

Long-term debt subject to compromise (note 9)                                     162,063              809,309

Long-term debt (note 9)                                                                 -              252,416

Other liabilities                                                                  29,725               27,807
-----------------------------------------------------------------------------------------------------------------------------
                                                                                1,168,377            1,259,447

Shareholders' deficiency:
     Share capital (note 10(a)):
         Preferred shares                                                          64,076               64,076
         Common and non-voting shares                                             242,942              242,942
     Deficit                                                                     (726,343)            (722,539)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 (419,325)            (415,521)
-----------------------------------------------------------------------------------------------------------------------------

                                                                           $      749,052       $      843,926
-----------------------------------------------------------------------------------------------------------------------------

Going concern (note 1)
Commitment and contingencies (note 14)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/ J.H. Doman                       Director             /s/ Ian Danvers                     Director
------------------------------------                      -----------------------------------


DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

Years ended December 31, 2003, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
Sales (notes 2(h) and 14(b))                            $       589,015    $      634,934         $    769,977

Costs and expenses:
     Cost of goods sold                                         602,487           562,520              738,281
     Selling and administration                                  18,080            19,036               19,831
     Amortization of property, plant and equipment
       (note 16(a))                                              45,973            48,481               67,235
     Write-down of property, plant and equipment and
       operating restructuring costs (notes 5 and 12)             7,986            67,454              291,737
-----------------------------------------------------------------------------------------------------------------------------
                                                                674,526           697,491            1,117,084
-----------------------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                                       (85,511)          (62,557)            (347,107)

Interest expense (note 16(b)):
     Cash interest paid or payable                              (96,438)         (102,714)            (100,955)
     Amortization of deferred finance costs                      (4,411)           (5,268)              (5,846)
     Foreign exchange gains (losses) on translation
       of long-term debt                                        189,180            10,228              (66,561)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 88,331           (97,754)            (173,362)

Other income (note 16(c))                                         2,200             4,275               14,399

Financial restructuring costs (note 13)                          (7,790)           (7,259)                   -
-----------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                         (2,770)         (163,295)            (506,070)

Income tax expense (recovery) (note 11)                           1,034               810              (93,216)
-----------------------------------------------------------------------------------------------------------------------------

Net loss                                                         (3,804)         (164,105)            (412,854)

Provision for dividends on preferred shares                      (4,779)           (4,499)              (4,514)
-----------------------------------------------------------------------------------------------------------------------------

Net loss attributable to common and non-voting
   shares                                               $        (8,583)   $     (168,604)        $   (417,368)
-----------------------------------------------------------------------------------------------------------------------------

Loss per share:
     Basic                                              $        (0.20)    $       (3.97)         $     (9.82)
     Diluted                                                     (0.20)            (3.97)               (9.82)

Weighted average number of common and non-voting
   shares outstanding (thousands of shares)                      42,481            42,481               42,481

-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of year:
     As previously reported                               $    (722,539)     $   (547,882)        $   (135,028)
     Cumulative effect of adoption of new accounting
       standard (note 2(k))                                           -           (10,552)                   -
-----------------------------------------------------------------------------------------------------------------------------
     As restated                                               (722,539)         (558,434)            (135,028)

Net loss                                                         (3,804)         (164,105)            (412,854)
-----------------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                      $    (726,343)     $   (722,539)        $   (547,882)
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Net loss                                             $      (3,804)     $   (164,105)        $   (412,854)
     Items not involving cash:
         Write-down of property, plant and
           equipment (notes 5 and 12)                             5,986            53,288              276,158
         Amortization of property, plant and equipment           45,973            48,481               67,235
         Amortization and write-down of deferred charges          4,411             9,069                5,846
         Foreign currency translation loss (gain)              (189,180)          (10,228)              66,561
         Future income taxes                                          -                 -              (95,775)
         Gain on property, plant and equipment disposals         (2,174)           (5,527)              (5,180)
         Gain on senior notes buy-back                                -                 -              (18,294)
         Loss on disposal of investments                              -                 -                5,760
         Long-term restructuring costs                                -                 -                4,789
         Other                                                    5,679             2,076                1,404
-----------------------------------------------------------------------------------------------------------------------------
                                                               (133,109)          (66,946)            (104,350)
     Net change in non-cash working capital
       items (note 16(d))                                       149,874            38,900              134,868
-----------------------------------------------------------------------------------------------------------------------------
                                                                 16,765           (28,046)              30,518

Investments:
     Additions to property, plant and equipment                 (29,170)          (29,612)             (43,621)
     Disposals of property, plant and equipment                   3,761            14,274               11,048
     Other                                                       (1,002)              298                 (582)
-----------------------------------------------------------------------------------------------------------------------------
                                                                (26,411)          (15,040)             (33,155)

Financing:
     Bank indebtedness                                            8,608            20,510                1,309
     Senior Notes buy-back                                            -                 -              (23,431)
     Finance costs                                                    -            (1,101)              (1,960)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  8,608            19,409              (24,082)
-----------------------------------------------------------------------------------------------------------------------------

Decrease in cash                                                 (1,038)          (23,677)             (26,719)

Cash, beginning of year                                          22,599            46,276               72,995
-----------------------------------------------------------------------------------------------------------------------------

Cash, end of year                                       $        21,561      $     22,599         $     46,276
-----------------------------------------------------------------------------------------------------------------------------

Supplementary information (note 16(e))

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001




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

     Since November 7, 2002, the Company has been negotiating the terms of the Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders (together, referred to as the "Stakeholders"). In addition, the Company and its advisors have been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

     Since November 7, 2002 and to the current date, the Company has received various non-binding term sheets from various creditor groups and third parties relating to the restructuring of the Company including various proposals for the acquisition of certain of the Company's assets by third parties. The Company has been working with its advisors, the Court appointed monitor, the Court, various third parties and the Stakeholders to finalize a Plan to present to the Court. Throughout this process, the Court has granted the Company continued protection under CCAA with the latest extension granted to April 5, 2004.

     Although the Company has not filed a Plan for the Court's consideration, negotiations to date and the various non-binding term sheets received for restructuring or asset sales clearly indicate that the Company's creditors that are subject to compromise will likely receive consideration for their claims that is substantially less than the amount of their claims, whether or not the consideration is in the form of cash or equity of the Company and that current shareholders will receive little or no consideration.

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and emergence from reorganization proceedings are subject to a number of conditions.

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

Years ended December 31, 2003, 2002 and 2001


1.   GOING CONCERN (CONTINUED):

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.


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

     Information regarding United States generally accepted accounting principles ("US GAAP") as it affects the Company's consolidated financial statements is presented in note 17.

     The significant policies are summarized below.

     (a) Basis of consolidation:

         These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries (see note 16(i)) (individually and collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated on consolidation.

     (b) Inventory:

         Inventory, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

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

Years ended December 31, 2003, 2002 and 2001


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

         The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2003, 2002 and 2001, the Company recorded impairment losses (note 5).

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

Years ended December 31, 2003, 2002 and 2001


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

Years ended December 31, 2003, 2002 and 2001


3.   INVENTORY:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Raw materials                                                           $      2,710         $      1,916
     Logs                                                                          45,027               76,695
     Finished pulp                                                                  9,871               21,868
     Lumber                                                                        73,957               70,919
     Supplies and other                                                            27,455               28,591
-----------------------------------------------------------------------------------------------------------------------------

                                                                             $    159,020         $    199,989
-----------------------------------------------------------------------------------------------------------------------------

4.   INVESTMENTS:

     Included in investments at December 31, 2003 is $3,291,000 (2002 - $2,212,000) of restricted cash resulting from the sale of collateralized property. The funds must be used to invest in replacement collateral or to purchase senior secured notes.


5.   PROPERTY, PLANT, EQUIPMENT AND GOODWILL:

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                                             amortization             Net book
     2003                                                        Cost     and write-downs                value
-----------------------------------------------------------------------------------------------------------------------------
     Land, buildings and equipment:
         Pulp mills                                    $      734,895       $     551,231         $    183,664
         Solid wood facilities                                255,398             162,826               92,572
         Land                                                  13,189                   -               13,189
-----------------------------------------------------------------------------------------------------------------------------
                                                            1,003,482             714,057              289,425

     Timberlands                                              153,992              56,074               97,918
     Logging roads                                            349,444             276,372               73,072
-----------------------------------------------------------------------------------------------------------------------------

                                                       $    1,506,918       $   1,046,503         $    460,415
-----------------------------------------------------------------------------------------------------------------------------

     At December 31, 2003, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying value for one of the Company's sawmills was not likely recoverable from future cash flows from operations and or sale and that an adjustment to the carrying value was required to equipment for a sawmill that was shut down in 2001. As a result, the Company recorded a write-down of the property, plant and equipment by $5,986,000 (2002 - $53,288,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



5.   PROPERTY, PLANT, EQUIPMENT AND GOODWILL (CONTINUED):

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                                             amortization             Net book
     2002                                                        Cost     and write-downs                value
-----------------------------------------------------------------------------------------------------------------------------
     Land, buildings and equipment:
         Pulp mills                                    $      735,184       $     541,598         $    193,586
         Solid wood facilities                                269,771             176,186               93,585
         Land                                                  13,151                   -               13,151
-----------------------------------------------------------------------------------------------------------------------------
                                                            1,018,106             717,784              300,322

     Timberlands                                              154,206              39,886              114,320
     Logging roads                                            336,427             265,978               70,449
-----------------------------------------------------------------------------------------------------------------------------

                                                       $    1,508,739       $   1,023,648         $    485,091
-----------------------------------------------------------------------------------------------------------------------------

6.   OTHER ASSETS:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Pension and post retirement (note 16(f))                                 $    18,622          $    21,730
     Deferred financing costs, net of amortization                                  2,266                6,677
     Other                                                                          1,302                1,655
-----------------------------------------------------------------------------------------------------------------------------

                                                                              $    22,190          $    30,062
-----------------------------------------------------------------------------------------------------------------------------

7.   BANK CREDIT FACILITY:

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At December 31, 2003, of the $59,648,000 of the facility that was available to the Company, $30,427,000 (2002 - $21,819,000) had been drawn down and $2,912,000 (2002 - $6,629,000) was used to support standby letters of credit.


8.   ACCOUNTS PAYABLE SUBJECT TO COMPROMISE:

     Accounts payable subject to compromise consist of the following (note 1):

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Trade payables                                                          $     17,751          $    18,634
     Interest on 8-3/4% unsecured Senior Notes                                     65,342               15,332
     Interest on 9-1/4% unsecured Senior Notes                                     27,769               11,400
-----------------------------------------------------------------------------------------------------------------------------

                                                                             $    110,862          $    45,366
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



9.   LONG-TERM DEBT:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Doman Industries Limited:
         Senior Notes (US $388,000,000), 8.75% due in 2004                   $    503,042       $      612,109
         Senior Notes (US$125,000,000), 9.25% due in 2007                         162,063              197,200
         Senior Secured Notes (US$160,000,000), 12.00%
           due in 2004                                                            207,440              252,416
-----------------------------------------------------------------------------------------------------------------------------

                                                                             $    872,545       $    1,061,725
-----------------------------------------------------------------------------------------------------------------------------

     The long-term debt is classified in the balance sheet in accordance with its terms of repayment and compromise as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------

     Current portion of long-term debt subject to compromise                 $    503,042          $         -
     Current portion of long-term debt                                            207,440                    -
     Long-term debt subject to compromise                                         162,063              809,309
     Long-term debt                                                                     -              252,416
-----------------------------------------------------------------------------------------------------------------------------

                                                                             $    872,545          $ 1,061,725
-----------------------------------------------------------------------------------------------------------------------------

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

     Long-term debt principal payments under the agreements without considering default provisions are as follows:

-----------------------------------------------------------------------------------------------------------------------------
     2004                                                                                         $    710,482
     2005                                                                                                    -
     2006                                                                                                    -
     2007                                                                                              162,063
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $    872,545
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



10.  SHARE CAPITAL:

     (a) Authorized and issued share capital:
         Authorized shares (without par value):
              5,000,000 Class A preferred 100,000 Class B preferred unlimited Class A common unlimited Class B non-voting
         Issued shares:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
         Preferred shares issued:
              1,281,526 Class A preferred, series 4                          $     64,076         $     64,076

         Common shares issued:
              4,774,971 Class A common                                                903                  903
              37,706,012 Class B non-voting, series 2                             242,039              242,039
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  242,942              242,942
-----------------------------------------------------------------------------------------------------------------------------

                                                                             $    307,018         $    307,018
-----------------------------------------------------------------------------------------------------------------------------

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

Years ended December 31, 2003, 2002 and 2001



10.  SHARE CAPITAL (CONTINUED):

     (c) Changes in issued shares:

         Common and non-voting shares:

-----------------------------------------------------------------------------------------------------------------------------
                                                                Number of shares
                                                 --------------------------------------------
                                                                   Class B,
                                                   Class A         series 2             Total           Amount
-----------------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2003 and
            2002                                 4,774,971       37,706,012        42,480,983     $    242,942
-----------------------------------------------------------------------------------------------------------------------------

     (d) Dividends:

         The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 in the aggregate amount of $23,010,000.

11.  INCOME TAXES:

     Income tax expense for the years ended December 31, 2003 and 2002 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
     Net loss before taxes                                $      (2,770)     $   (163,295)        $   (506,070)
-----------------------------------------------------------------------------------------------------------------------------

     Combined Basic Federal and Provincial
       income tax rates                                          35.62%            35.62%               38.62%

     Expected income tax recovery                         $        (987)     $    (58,166)        $   (195,444)

     Tax effect of:
         Capital gains tax rate on unrealized foreign
           exchange gain                                        (33,693)                -                    -
         Change in future tax rates                                   -                 -                7,079
         Increase in valuation allowance                         25,191            41,907               84,053
         Losses expiring during the year                         14,243                 -                    -
         Change in characterization of unrealized foreign
           exchange losses and other filing differences               -            18,591                    -
         Non-deductible goodwill amortization                         -                 -                9,241
         Large corporations tax                                   1,034               810                2,559
         Other                                                   (4,754)           (2,332)                (704)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  2,021            58,976              102,228
-----------------------------------------------------------------------------------------------------------------------------

     Income tax expense (recovery) per financial
       statements                                         $       1,034      $        810         $    (93,216)
-----------------------------------------------------------------------------------------------------------------------------

     Income tax expense (recovery) comprised of:
         Current income tax expense                       $       1,034      $        810         $      2,559
         Future income tax recovery                                   -                 -              (95,775)
-----------------------------------------------------------------------------------------------------------------------------

                                                          $       1,034      $        810         $    (93,216)
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



11.  INCOME TAXES:

     The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2003 and 2002 are presented below:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Future tax assets:
         Losses carried forward                                              $    176,683         $    172,968
         Unrealized foreign exchange loss                                               -               23,494
         Accrued restructuring costs                                                2,229                3,068
         Inventory, primarily due to timing of realization
           of inter-company profits and write-downs                                 6,257                2,438
         Reforestation obligation, due to accrual
           for financial statement purposes                                         1,247                  993
         Deferred finance costs, due to differences in
           timing of deductibility for tax                                          2,186                   70
         Other                                                                      6,583                4,228
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  195,185              207,259
     Valuation allowance                                                         (151,151)            (125,960)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   44,034               81,299

     Future tax liabilities:
         Property, plant and equipment, due to differences in net
           book value and unamortized capital cost                                (35,125)             (79,359)
         Pensions, due to accrual for financial statement purposes                   (492)              (1,865)
         Unrealized foreign exchange gain                                          (8,339)                   -
         Other                                                                        (78)                 (75)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  (44,034)             (81,299)
-----------------------------------------------------------------------------------------------------------------------------

     Net future tax liability                                                $          -         $          -
-----------------------------------------------------------------------------------------------------------------------------

     At December 31, 2003, the Company has unused tax losses carried forward of $488,000,000 (2002 - $474,000,000) expiring between 2004 and 2010 which are available to reduce taxable income. The ability of the Company to utilize the losses carried forward is not considered more likely than not and therefore, a valuation allowance has been provided against the tax assets.


12.  WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
     COSTS:

     The Company recorded restructuring costs, property, plant and equipment write-downs and other items consisting of the following:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
     Severance and other restructuring costs                $     2,000      $      3,156         $     14,584
     Inventory write-down                                             -            11,010                  995
     Property, plant and equipment write-downs                    5,986            53,288              276,158
-----------------------------------------------------------------------------------------------------------------------------

                                                            $     7,986      $     67,454         $    291,737
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



13.  FINANCIAL RESTRUCTURING COSTS:

     The Company has incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
     Investment banking and financing                                           $   4,648           $    2,599
     Legal                                                                          2,039                1,686
     Monitoring                                                                       359                   81
     Other                                                                            744                  270
     Write-off of deferred finance costs                                                -                2,623
-----------------------------------------------------------------------------------------------------------------------------

                                                                                $   7,790           $    7,259
-----------------------------------------------------------------------------------------------------------------------------

14.  COMMITMENT AND CONTINGENCIES:

     (a) Operating leases:

         Future minimum lease payments at December 31, 2003 under operating leases were as follows:


-----------------------------------------------------------------------------------------------------------------------------

         2004                                                                                     $      4,593
         2005                                                                                            3,175
         2006                                                                                            2,298
         2007                                                                                            1,483
         2008                                                                                              867
         Thereafter                                                                                        192
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                   $    12,608
-----------------------------------------------------------------------------------------------------------------------------

     (b) Contingencies:

         (i)  Softwood lumber duties:

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

Years ended December 31, 2003, 2002 and 2001



14.  COMMITMENT AND CONTINGENCY (CONTINUED):

     (b) Contingencies (continued):

         (i)  Softwood lumber duties (continued):

              The Company has recorded countervailing and antidumping duties at 27.22% totalling $36,088,000 (2002 - $22,271,000) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total $58,359,000.

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

              The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US Trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

         (ii) Litigation and claims:

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

Years ended December 31, 2003, 2002 and 2001



14.  COMMITMENT AND CONTINGENCY (CONTINUED):

     (b) Contingencies (continued):

         (iii)    The Forest Revitalization Plan:

              In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licensees. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

              The effect of the 20% timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.


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

-----------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2003
                                                          ----------------------------------------------------
                                                             Solid wood              Pulp                Total
-----------------------------------------------------------------------------------------------------------------------------
         Sales:
              To external customers                       $     388,966      $    200,049       $      589,015
              To other segment (1)                               58,584                 -               58,584
-----------------------------------------------------------------------------------------------------------------------------

                                                          $     447,550      $    200,049       $      647,599
-----------------------------------------------------------------------------------------------------------------------------

         Segmented operating earnings (loss)                $   (31,637)     $    (47,240)        $    (78,877)
         General corporate expenses                                                                    (14,424)
         Interest expense                                                                               88,331
         Other income (expense)                                                                          2,200
         Income tax expense                                                                             (1,034)
-----------------------------------------------------------------------------------------------------------------------------

         Net loss                                                                                 $     (3,804)
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



15.  SEGMENTED INFORMATION (CONTINUED):

     (a) Industry segments (continued):

-----------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2003
                                                          ----------------------------------------------------
                                                             Solid wood              Pulp                Total
-----------------------------------------------------------------------------------------------------------------------------
         Identifiable assets                                $   484,188      $    250,510         $    734,698
         Corporate assets, including investments                                                        14,354
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $    749,052
-----------------------------------------------------------------------------------------------------------------------------

         Amortization of property, plant and equipment      $    36,340      $      9,633         $     45,973
-----------------------------------------------------------------------------------------------------------------------------

         Capital expenditures                               $    28,434      $        736         $     29,170
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2002
                                                          ----------------------------------------------------
                                                             Solid wood              Pulp                Total
-----------------------------------------------------------------------------------------------------------------------------
         Sales:
              To external customers                       $     463,727      $    171,207       $      634,934
              To other segment (1)                               45,270                 -               45,270
-----------------------------------------------------------------------------------------------------------------------------

                                                          $     508,997      $    171,207       $      680,204
-----------------------------------------------------------------------------------------------------------------------------

         Segmented operating earnings (loss)                $    34,467      $    (86,727)        $    (52,260)
         General corporate expenses                                                                    (10,942)
         Interest expense                                                                              (97,754)
         Other income (expense)                                                                         (2,339)
         Income tax expense                                                                               (810)
-----------------------------------------------------------------------------------------------------------------------------

         Net loss                                                                                 $   (164,105)
-----------------------------------------------------------------------------------------------------------------------------

         Identifiable assets                                $   543,397      $    282,102         $    825,499
         Corporate assets, including investments                                                        18,427
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $    843,926
-----------------------------------------------------------------------------------------------------------------------------

         Amortization of property, plant and equipment      $    38,278      $     10,203         $     48,481
-----------------------------------------------------------------------------------------------------------------------------

         Capital expenditures                               $    29,808      $       (196)        $     29,612
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



15.  SEGMENTED INFORMATION (CONTINUED):

     (a) Industry segments (continued):

-----------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2001
                                                          ----------------------------------------------------
                                                             Solid wood              Pulp                Total
-----------------------------------------------------------------------------------------------------------------------------
         Sales:
              To external customers                         $   532,037      $    237,940         $    769,977
              To other segment (1)                               27,400                 -               27,400
-----------------------------------------------------------------------------------------------------------------------------

                                                            $   559,437      $    237,940         $    797,377
-----------------------------------------------------------------------------------------------------------------------------

         Segmented operating earnings (loss)                $   (39,504)     $   (301,923)        $   (341,427)
         General corporate expenses                                                                     (5,680)
         Interest expense                                                                             (173,362)
         Other income (expense)                                                                         14,399
         Income tax recovery                                                                            93,216
-----------------------------------------------------------------------------------------------------------------------------

         Net loss                                                                                 $   (412,854)
-----------------------------------------------------------------------------------------------------------------------------

         Identifiable assets                                $   592,530      $    358,868         $    951,398
         Corporate assets, including investments                                                        23,134
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $    974,532
-----------------------------------------------------------------------------------------------------------------------------

         Amortization of property, plant and equipment      $    42,232      $     25,003         $     67,235
-----------------------------------------------------------------------------------------------------------------------------

         Capital expenditures                               $    42,952      $        669         $     43,621
-----------------------------------------------------------------------------------------------------------------------------

         (1)  Inter-segment sales are accounted for at prevailing market prices.

     (b) Geographic information:

         (i)  Sales:

              The Company's sales, based on the known origin of the customer, during the last two years were as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
              Canada                                       $    151,452      $    175,180         $    214,986
              United States                                     170,777           204,932              230,333
              Asia                                              175,495           184,728              221,521
              Europe                                             80,113            62,438               89,433
              Other                                              11,178             7,656               13,704
-----------------------------------------------------------------------------------------------------------------------------

                                                           $    589,015      $    634,934         $    769,977
-----------------------------------------------------------------------------------------------------------------------------

         (ii) Property, plant and equipment:
              All of the Company's property, plant and equipment are located in British Columbia, Canada.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



16.  OTHER INFORMATION:

     (a) Amortization of property, plant and equipment:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
         Amortization of buildings and equipment            $    19,167       $    20,425          $    33,097
         Amortization of timberlands and logging roads           26,806            28,056               34,138
-----------------------------------------------------------------------------------------------------------------------------

                                                            $    45,973       $    48,481          $    67,235
-----------------------------------------------------------------------------------------------------------------------------

     (b) Interest expense:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
         Bank indebtedness                                  $     2,891       $       995         $          -
         Long-term debt                                         (91,222)           96,759              174,279
-----------------------------------------------------------------------------------------------------------------------------
                                                                (88,331)           97,754              174,279
         Interest income                                              -                 -                 (917)
-----------------------------------------------------------------------------------------------------------------------------

                                                            $   (88,331)      $    97,754         $    173,362
-----------------------------------------------------------------------------------------------------------------------------

         Interest on long-term debt includes foreign currency translation gains (losses) amounting to $189,180,000 in 2003, $10,228,000 in 2002 and
         ($66,561,000) in 2001, and amortization of deferred financing costs amounting to $4,411,000 in 2003, $5,268,000 in 2002 and $5,846,000 in
         2001.

     (c) Other income (expense):

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
         Gain (loss) on sale of properties                  $     2,174       $     5,526          $      (580)
         BC Corporations capital tax                                  -              (118)              (3,423)
         Write-off of deferred financing costs                        -            (1,178)                   -
         Gain on buy-back of Senior Notes                             -                 -               18,294
         Other                                                       23                36                   46
         Equity in operating earnings of significantly
           influenced investees                                       3                 9                   62
-----------------------------------------------------------------------------------------------------------------------------

                                                            $     2,200       $     4,275          $    14,399
-----------------------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



16.  OTHER INFORMATION (CONTINUED):

     (d) Changes in non-cash working capital items:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
         Decrease (increase) in:
              Accounts receivable                           $    17,721      $    (17,606)        $     50,033
              Inventories                                        40,969            27,275              104,995
              Prepaid expenses                                    3,600            (1,262)              (1,354)

         Increase (decrease) in:
              Accounts payable and accrued liabilities           87,584            30,493              (18,806)
-----------------------------------------------------------------------------------------------------------------------------

                                                            $   149,874      $     38,900         $    134,868
-----------------------------------------------------------------------------------------------------------------------------

     (e) Supplementary cash flow information:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------
         Cash paid for:
              Interest                                      $    96,438      $    102,716         $    100,954
              Income taxes                                        1,034             2,506                2,559

         Non-cash item:
              Trade-in of equipment for new equipment
                under operating leases                                -               463                    -

-----------------------------------------------------------------------------------------------------------------------------

     (f) Pension plans:
         (i) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $8,751,000 in 2003 and $7,762,000 in 2002. An expense was recorded in 2002 of $1,700,000 to recognize accrued benefit obligations arising under hourly bridging plans which are unfunded arrangements.
         (ii) The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings (as defined). The Company also has health care plans covering certain hourly and retired salaried employees.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



16.  OTHER INFORMATION (CONTINUED):

     (f) Pension plans (continued):

         Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2003 is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Salaried          Non-pension
                                                                            pension plans                plans
-----------------------------------------------------------------------------------------------------------------------------

         Plan assets:
              Market value, beginning of year                                $     91,416         $          -
              Company contributions                                                   610                  447
              Employees' contributions                                                140                    -
              Benefits paid                                                        (5,757)                (447)
              Actual return on assets                                              12,670                    -
-----------------------------------------------------------------------------------------------------------------------------

              Market value, end of year                                      $     99,079         $          -
-----------------------------------------------------------------------------------------------------------------------------

         Accrued benefit obligation:
              Balance at beginning of year                                   $     98,691         $     11,759
              Company current service cost                                          2,901                  336
              Past service cost                                                         -                    -
              Employees' contributions                                                140                    -
              Benefits paid                                                        (5,757)                (447)
              Interest on obligation                                                6,570                  939
              Actuarial loss (gain)                                                 3,223                2,813
-----------------------------------------------------------------------------------------------------------------------------

              Balance at end of year                                         $    105,768         $     15,400
-----------------------------------------------------------------------------------------------------------------------------

         Funded status (end of year):
              Funded status surplus (deficit)                                $     (6,689)        $    (15,400)
              Unamortized past service costs                                          203                4,431
              Unamortized net actuarial losses                                     18,552                    -
-----------------------------------------------------------------------------------------------------------------------------

              Balance sheet asset                                            $     12,066         $    (10,969)
-----------------------------------------------------------------------------------------------------------------------------

         Included in the above pension plan accrued benefits obligations are the liabilities for the Supplementary Plans which are unfunded arrangements. At December 31, 2003, the accrued benefit obligations for these Plans are $8,732,000 (2002 - $7,992,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



16.  OTHER INFORMATION (CONTINUED):

     (f) Pension plans (continued):

         The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

-----------------------------------------------------------------------------------------------------------------------------

         Discount rate at beginning of year:
              Pension plans                                                                              6.75%
              Non-pension plans                                                                          6.75%

         Discount rate at end of year:
              Pension plans                                                                              6.25%
              Non-pension plans                                                                          6.50%

         Expected long term return on assets:
              WFP and Doman Plan                                                                         7.50%
              Other plans                                                                                  n/a
         Rate of compensation increases                                                                   3.5%
         Health care cost trend rate                                6.5% for 2004 grading down to 4.2% in 2010

-----------------------------------------------------------------------------------------------------------------------------

         The Company's salaried pension and non-pension benefits expense for 2003 is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Salaried          Non-pension
                                                                            pension plans                plans
-----------------------------------------------------------------------------------------------------------------------------

         Current service cost                                              $    2,901,000       $      336,000
         Interest on obligation                                                 6,570,000              939,000
         Expected return on assets                                             (6,668,000)                   -
         Amortization of past service cost                                          9,000                    -
         Amortization of net actuarial loss                                       968,000              154,000
-----------------------------------------------------------------------------------------------------------------------------

                                                                           $    3,780,000       $    1,429,000
-----------------------------------------------------------------------------------------------------------------------------

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

Years ended December 31, 2003, 2002 and 2001



16.  OTHER INFORMATION (CONTINUED):

     (h) Fair value of financial instruments:

         The estimated fair values of the Company's financial instruments as at December 31, 2003 and 2002 are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                        2003                                   2002
                                          -----------------------------           ----------------------------
                                             Carrying              Fair              Carrying             Fair
                                               amount             value                amount            value
-----------------------------------------------------------------------------------------------------------------------------

         Accounts receivable            $      68,317     $      68,317         $      86,038     $     86,038
         Other investments                     10,786            10,786                 9,784            9,784
         Accounts payable and
           accrued liabilities                235,680           235,680               148,096          148,096
         8.75% Senior Notes                   503,042            83,631               612,109           76,514
         9.25% Senior Notes                   162,063            26,943               197,200           24,650
         12.00% Senior Notes                  207,440           217,034               252,416          232,538
-----------------------------------------------------------------------------------------------------------------------------

                                        $   1,187,328     $     642,391         $   1,305,643     $    577,620
-----------------------------------------------------------------------------------------------------------------------------

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

Years ended December 31, 2003, 2002 and 2001



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, the measurement principles of which conform in all material respects with US GAAP, except as set forth below.

     (a) Adjustments to consolidated statements of operations:
         (i)  Net loss:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   2003              2002                 2001
-----------------------------------------------------------------------------------------------------------------------------

              Net loss in accordance with Canadian GAAP    $     (3,804)    $    (164,105)        $   (412,854)
              Adjustments for pensions (c)                          500               500                  500
              Write-down of property, plant and equipment (d)     2,098           (41,954)                   -
              Asset retirement obligations (e)                        -                 -                    -
              Future tax impact of adjustments (f)                 (925)           14,766                 (679)
              Increase in valuation allowance resulting
                adjustments (f)                                     925           (14,766)              (5,775)
-----------------------------------------------------------------------------------------------------------------------------

              Net loss in accordance with US GAAP                (1,206)         (205,559)            (418,808)
              Provision for dividends on preferred shares        (4,779)           (4,499)              (4,514)
-----------------------------------------------------------------------------------------------------------------------------

              Loss available to common shareholders        $     (5,985)    $    (210,058)        $   (423,322)
-----------------------------------------------------------------------------------------------------------------------------

              Weighted average number of shares
                outstanding                                      42,481            42,481               42,481
-----------------------------------------------------------------------------------------------------------------------------

              Basic loss per share in accordance
                with US GAAP                               $     (0.14)     $      (4.94)         $     (9.96)

              Diluted loss per share in accordance
                with US GAAP                                     (0.14)            (4.94)               (9.96)

-----------------------------------------------------------------------------------------------------------------------------

         (ii) Sales:
              Under Canadian GAAP, the Company includes freight costs totalling $56,324,000 (2002 - $58,894,000; 2001 - $69,368,000) and
              countervailing and anti-dumping duties on export sales to the United States of $36,088,000 (2002 - $9,881,000; 2001 -
              $12,390,000) as deductions from sales in the statement of operations. Under US GAAP such costs are included as costs of goods sold. As a result, sales, cost of goods sold and total costs and expenses for the year ended December 31, 2003 would increase under US GAAP by $92,412,000 (2002 - $68,775,000; 2001 -
              $81,758,000).
         (iii)Under US GAAP, supplies inventory write-downs of nil (2002 - $11,010; 2001 - nil) is included in cost of goods sold.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-----------------------------------------------------------------------------------------------------------------------------

         Total assets in accordance with Canadian GAAP                     $      749,052       $      843,926
         Adjustment for pensions (c)                                              (15,212)             (15,712)
         Write-down of property, plant and equipment (d)                          (39,856)             (41,954)
         Future income taxes relating to:
              Adjustment for pensions (c)                                           5,419                5,597
              Asset retirement obligations                                           (783)                   -
              Decrease in valuation allowance due to adjustments (f)               (4,636)              (5,597)
-----------------------------------------------------------------------------------------------------------------------------

         Total assets in accordance with US GAAP                           $      693,984       $      786,260
-----------------------------------------------------------------------------------------------------------------------------

         Total liabilities in accordance with Canadian GAAP                $    1,168,377       $    1,259,447
         Asset retirement obligations (e)                                          (2,200)                   -
         Future income taxes relating to:
              Write-down of property, plant and equipment (d)                     (14,197)             (14,944)
              Increase in valuation allowance due to adjustments (f)               14,197               14,944
-----------------------------------------------------------------------------------------------------------------------------

         Total liabilities in accordance with US GAAP                      $    1,166,177       $    1,259,447
-----------------------------------------------------------------------------------------------------------------------------

         Total shareholders' deficiency in accordance
           with Canadian GAAP                                              $     (419,325)      $     (415,521)
         Cumulative change in deficit relating to:
              Adjustment for pensions (c)                                         (15,212)             (15,712)
              Write-down of property, plant and equipment (d)                     (39,856)             (41,954)
              Asset retirement obligations (e)                                      2,200                    -
-----------------------------------------------------------------------------------------------------------------------------

         Total shareholders' deficiency in accordance with US GAAP         $     (472,193)      $     (473,187)
-----------------------------------------------------------------------------------------------------------------------------


         Total liabilities and shareholders' equity                        $      693,984       $      786,260
-----------------------------------------------------------------------------------------------------------------------------

     (c) In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and opening deficit at December 31, 2003 under US GAAP includes $15,212,000 decrease in pension assets and $15,212,000 increase in deficit relating to experience gains which would not have been recorded under US GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For US GAAP purposes, the 2003, 2002 and 2001 effect of the adjustment posted has been reversed and amortization of the experience gain of $500,000 (2002 - $500,000; 2001 - $500,000)
         has been recorded.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (d) Under US GAAP, in 2001 certain pulp mill assets were classified as "long-lived assets to be disposed of by sale" and were written down to fair market value. During 2002, these assets were reclassified to "long-lived assets held for use" as the Company no longer intends to sell these assets. For Canadian GAAP purposes, the assets were measured at their net recoverable amount (note 2(d)). US GAAP requires that a long-lived asset that is reclassified be measured at the lower of its
         (a) carrying amount before the asset was classified as held for sale, adjusted for any amortization expense that would have been recognized had the asset been continuously classified as held and used, and, or
         (b) fair value at the date of the subsequent decision not to sell. In the case of the pulp mill assets, the lower amount was the fair value at the date of the subsequent decision not to sell. The fair value was $41,954,000 less than the net book value of the pulp mill assets. As a result, for US GAAP purposes, a further write-down of $41,954,000 and related future income tax recovery of $14,944,000 was charged to results from operations in 2002. The adjustment for 2003 relates to reversing the $2,098,000 in amortization that would not have been recorded had the write-down been recorded in 2002. The effects of the 2002 and 2003 adjustments to the balance sheet are to reduce assets by $39,856,000 and increase the shareholders' deficiency by $39,856,000.

     (e) Under current Canadian GAAP adopted by the Company, asset retirement obligations (being forestry obligations) are recorded at their estimated amount when a liability has been incurred. Under US GAAP, FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under Canadian GAAP, a similar standard to FAS 143 is not effective until fiscal years commencing on or after January 1, 2004. The adjustments for 2003 relate to reducing the liability and deficit by $2,200,000 to reflect the lower fair value of the liability as a result of discounting future estimated cash flows as adjusted for inflation using a credit adjusted discount rate of 12%. The new standard did not have an effect on earnings for the years presented.

     (f) Under both Canadian and US GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by governments can have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended December 31, 2003 and 2002, tax rate changes announced by governments in Canada but not yet enacted did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f) Continued:

         The future tax impact of the US GAAP adjustments noted in (c), (d) and
         (e) would result in a future income tax recovery of $925,000 for 2003 (2002 - tax recovery of $14,766,000; 2001 - expense of $679,000, respectively) and a future income tax adjustment to the balance sheet of $4,636,000 (2002 - $5,597,000) increase in future tax assets and $14,197,000 (2002 - $14,944,000) decrease in future tax liabilities. However, due to the Company not meeting the "more likely then not" requirement, a valuation allowance has been provided for these amounts in 2003 and 2002. In 2001, a further valuation allowance adjustment of $5,775,000 was required to reflect a reversal of the tax benefit previously recorded for the pension adjustment noted in note 17 (c) due to the benefit no longer meeting the "more likely than not" test.

     (g) Recent accounting pronouncements:

         (i) In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 (the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception.

              The disclosure requirements of the Interpretation apply at December 31, 2002 and the recognition and measurement provisions apply to all guarantees entered into or modified after December 31, 2002. To date the Company does not have material guarantees that require recognition.

         (ii) In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities" that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities ("VIEs"), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (g) Recent accounting pronouncements (continued):

         (iii)In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on "Derivative Instruments and Hedging Activities", which amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an underlying to conform it to language in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and to amend certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS No. 149 is not expected to have a material effect on the Company's financial position or results of operations.

          (iv)In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective January 1, 2004. The provisions of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.


18.  SUBSEQUENT EVENT:

     On May 11, 2004, a sale of the Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of LaPointe Partners, Inc., was approved by the Supreme Court of British Columbia, with closing on the same date. Under the purchase and sale agreement, the purchaser acquires for one dollar substantially all the assets used primarily or exclusively in the Port Alice mill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities. The property, plant and equipment at the Port Alice pulpmill had been previously written down to one dollar in prior years.

ITEM 18. FINANCIAL STATEMENTS

See "Item 17. Financial Statements and Exhibits" for financial statements filed as part of this annual report.

ITEM 19. EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
--------                               -----------
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

  1.20     Certificate of Continuance and Amended Articles of Doman Forest Products
           Limited (3)
  1.21     Certificate of Continuance and Amended Articles of Doman's Freightways Ltd.
           (3)
  1.22     Certificate of Continuance and Amended Articles of Doman Investments
           Limited (3)
  1.23     Certificate of Continuance and Amended Articles of Doman Log Supply Ltd.
           (3)
  1.24     Certificate of Continuance and Amended Articles of Doman-Western Lumber
           Ltd. (3)
  1.25     Certificate of Continuance and Amended Articles of Eacom Timber Sales Ltd.
           (3)
  1.26     Certificate of Continuance and Amended Articles of Quatsino Navigation
           Company Limited (3)
  1.27     Certificate of Continuance and Amended Articles of Western Forest Products
           Limited (3)
  1.28     Certificate of Continuance and Amended Articles of Western Pulp Inc. (3)
  1.29     Amended Bylaws of Doman Industries Limited
  2.1      Amended Stock Option Plan (1)
  2.2      Indenture dated June 18, 1999 among the Issuer, the Guarantors and Norwest
           Bank Minnesota, N.A., as trustee (including form of notes)(1)
  4.1      Registration Rights Agreement dated June 18, 1999 among the Issuer, the
           Guarantors and Bear, Stearns & Co. Inc. (1)
  4.2      Purchase and Sale Agreement of Port Alice assets between Western Pulp
           Limited Partnership and Port Alice Specialty Cellulose Inc. dated as of May
           9, 2004(4)
  4.3      Employment Agreement between Doman Industries Limited and J.H. Doman dated as of October 23, 2002
  4.4      Retention Agreement between Doman Industries Limited and P.G. Hosier dated as of March 1, 2003
  8.1      List of subsidiaries of Doman Industries Limited (3)
  12.1     Certificate of Chief Financial Officer of Doman Industries Limited pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the
           Sarbanes-Oxley Act of 2002

  12.2     Certificate of the Chief Executive Officer of Doman Industries Limited
           pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  13.1     Certificate of the Chief Executive Officer of Doman Industries Limited
           pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
  13.2     Certificate of the Chief Financial Officer of Doman Industries Limited to
           18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the
           Sarbanes-Oxley Act of 2002
  14.1     Information Circular and Proxy Statement dated May 7, 2004 and Supplemental
           U.S. Tax Disclosure relating to the Plan of Compromise and Arrangement dated May 28, 2004 (5)


----------------------

(1) Incorporated by reference to the Registration Statement on Form F-4 of the Company dated August 18, 1999.
(2) Incorporated by reference to the Annual Report on Form 20-F of the Company dated June 1, 2000.
(3) Incorporated by reference from the Annual Report on Form 20-F of the Company dated June 27, 2002.
(4) Incorporated by reference from the Form 6K of the Company dated May 21, 2004.
(5) Incorporated by reference from the Form 6K of the Company dated May 13, 2004 and the Form 6 of the Company dated May 28, 2004.

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


Date:  May 21, 2004